As confidentially submitted to the U.S. Securities and Exchange Commission on November 22, 2024. This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Xdata Group

(Exact name of Registrant as specified in its charter)

Cayman Islands	7372	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

Lõõtsa 8, 11415

Lasnamäe District

Tallinn, Harju County

Estonia

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[          ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

For co-registrant, see “Table of Co-Registrant” on the following page.

Copies to:

Lawrence Venick, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Telephone: (212) 407-4000 Facsimile: (212) 407-4990	Wang Yu, Esq. 43/F, Gloucester Tower, Landmark 15 Queen’s Road Central Central, Hong Kong Han Kun Law Offices LLP +(852) 2820-5656

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the business combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4 (i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant and co-registrant are emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant and Co-Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
OU XDATA GROUP	Estonia	7372	Not Applicable

(1)	The Co-Registrant has the following principal executive office:

Lõõtsa 8, 11415

Lasnamäe District

Tallinn, Harju County

Estonia

(2)	The agent for service for the Co-Registrant is:

[         ]

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED [          ], 2024

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ALPHA STAR ACQUISITION CORPORATION

AND

PROSPECTUS FOR

[          ] ORDINARY SHARES

AND

[          ] ORDINARY SHARES ISSUABLE UPON EXERCISE OF WARRANTS

OF

XDATA GROUP

The board of directors of Alpha Star Acquisition Corporation, a Cayman Islands exempted company, has unanimously approved the Transactions (as defined below) contemplated by that certain business combination agreement dated as of September 12, 2024 (the “Business Combination Agreement”) by and among Alpha Star Acquisition Corporation (“Alpha Star”), a Cayman Islands exempted company, OU XDATA GROUP (“XDATA”), a company incorporated in Estonia, and Roman Eloshvili, the sole shareholder of XDATA. Xdata Group (“PubCo”) was incorporated on September 4, 2024. On September 23, 2024, PubCo entered into a joinder agreement with Alpha Star, XDATA, and Roman Eloshvili, pursuant to which PubCo agreed to be bound by the terms of the Business Combination Agreement. Pursuant to the Business Combination Agreement, Alpha Star will merge (the “Reincorporation Merger”) with and into PubCo, with PubCo surviving the Reincorporation Merger as the holding and listed company, and immediately thereafter and as part of the same overall transaction, PubCo (as the surviving company of the Reincorporation Merger) will acquire the shares, representing 100% (on an as-converted and fully diluted basis) of the shares issued and outstanding of XDATA, resulting in XDATA being a wholly owned subsidiary of PubCo, in exchange for certain number of shares of PubCo (the “Share Exchange,” together with the Reincorporation Merger, the “Business Combination”). As a result of the Business Combination, and upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (such transactions, collectively, the “Transactions”), the shareholders of Alpha Star and XDATA will become shareholders of PubCo.

Immediately prior to the effective time of the Reincorporation Merger (the “First Effective Time”), each issued and outstanding unit of Alpha Star (the “Alpha Star Unit”), each consisting of one Alpha Star Ordinary Share, one Alpha Star Right and one Alpha Star Warrant, will be automatically separated (the “Unit Separation”) and the holder thereof will be deemed to hold one Alpha Star Ordinary Share, one Alpha Star Right and one Alpha Star Warrant. Immediately prior to the First Effective Time, each seven (7) issued and outstanding rights of Alpha Star (the “Alpha Star Rights”) will automatically and irrevocably be converted into one (1) ordinary share of Alpha Star, par value $0.001 per share (the “Alpha Star Ordinary Shares”). No fractional Alpha Star Ordinary Shares will be issued in connection with such conversion and the number of Alpha Star Ordinary Shares to be issued to such holder upon such conversion will be rounded down to the nearest whole number and no cash will be paid in lieu of such Alpha Star Rights. At the First Effective Time, (i) each Alpha Star Ordinary Share issued and outstanding, will automatically be converted into the right of the holder thereof to receive one (1) ordinary share of PubCo (the “PubCo Ordinary Shares”); (ii) each issued and outstanding warrant of Alpha Star (the “Alpha Star Warrants”) sold to the public and to A-Star Management Corporation in a private placement in connection with Alpha Star’s initial public offering will automatically and irrevocably be assumed by PubCo and converted into one (1) warrant exercisable to purchase one-half (1/2) of one PubCo Ordinary Share (the “PubCo Warrants”), subject to the same terms and conditions prior to the First Effective Time.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the Extraordinary General Meeting of Alpha Star shareholders scheduled to be held at [          ] on [          ], 2024 Eastern Time in the offices Han Kun LLP, at 620 Fifth Avenue, 2nd Floor, Rockefeller Center, New York, NY 10020, and in virtual format by visiting [          ].

A copy of the Business Combination Agreement without exhibits is attached to this proxy statement/prospectus as Annex A.

Although PubCo is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the closing of the Business Combination (the “Closing”), PubCo will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). PubCo intends to apply for listing of PubCo Ordinary Shares on the Nasdaq Stock Market (“Nasdaq”) under the symbol “[          ]” and PubCo Warrants under the symbol “[          ]”, in each case, to be effective at the consummation of the Business Combination. It is a condition to the consummation of the Transactions that PubCo Ordinary Shares are approved for listing on Nasdaq (subject only to official notice of issuance thereof). While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that PubCo Ordinary Shares will be listed on Nasdaq or that a viable and active trading market will develop. See the discussion in this proxy statement/prospectus under the caption, “Risk Factors — Risks Related to the Business Combination” for more information. For all risk factors, see the discussion in this proxy statement/prospectus under the caption “Risk Factors” starting on page 35.

Pursuant to the Alpha Star Articles, Alpha Star is providing its public shareholders with the opportunity to redeem all or a portion of their Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, less taxes payable, divided by the number of then outstanding Public Shares that were sold as part of the Alpha Star Units in Alpha Star’s IPO, subject to the limitations described herein. Alpha Star Public Shareholders may elect to redeem their shares even if they vote for the Business Combination Proposal or do not vote at all. Alpha Star has no specified maximum redemption threshold under Alpha Star Articles. Holders of outstanding Alpha Star Warrants and Alpha Star Rights do not have redemption rights in connection with the Business Combination.

On September 13, 2022, Alpha Star issued a promissory note in the principal amount of up to $1,000,000 to Sponsor, pursuant to which the Sponsor agreed to loan to Alpha Star up to $1,000,000 to pay extension fees and transaction costs. On December 13, 2022, Alpha Star issued a promissory note in the principal amount of up to $1,300,000 to Sponsor, pursuant to which the Sponsor agreed to loan to Alpha Star up to $1,300,000 to pay extension fees and transaction costs. On March 13, 2023, Alpha Star issued a promissory note in the principal amount of up to $2,500,000 to Sponsor, pursuant to which the Sponsor agreed to loan to Alpha Star up to $2,500,000 to pay extension fees and transaction costs. On September 20, 2023, Alpha Star issued a promissory note in the principal amount of up to $2,500,000 to Sponsor, pursuant to which the Sponsor agreed to loan to Alpha Star up to $2,500,000 to pay extension fees and transaction costs. These promissory notes are repayable in full upon the date of the consummation of Alpha Star’s initial business combination pursuant to these notes and related amendments. These promissory notes have no conversion feature, no collateral and bear no interest. On August 26, 2024, Alpha Star and Sponsor entered into a loan agreement in the principal amount of up to $1,500,000 (the “Loan Agreement”), pursuant to which the Sponsor agreed to loan to Alpha Star up to $1,500,000 to pay extension fees and transaction costs. As of [          ], the balances of these promissory notes and the Loan Agreement were $[          ] and $[          ], respectively.

On July 13, 2023, Alpha Star held an annual shareholder meeting and approved the proposal to extend the date by which it must consummate a business combination to March 15, 2024. In connection with the shareholders meeting to vote for the proposal for such extension, the public shares are entitled to exercise the redemption right and 2,436,497 public shares tendered for redemption. The total redemption payment was $26,094,883 and distributed during July and August 2023. Alpha Star subsequently deposited the monthly extension fees of $302,116 per month into the Trust Account for such extension to December 15, 2023.

On January 10, 2024, Alpha Star held an extraordinary shareholder meeting and approved the proposal to extend the date by which it must consummate a business combination to September 15, 2024. In connection with the shareholders meeting to vote for the proposal for such extension, the public shares are entitled to exercise the redemption right and 3,319,923 public shares tendered for redemption. The total redemption payment was $37,183,138 and distributed in January and February 2024. Alpha Star subsequently deposited the monthly extension fees of $70,000 per month into the Trust Account for such extension to June 15, 2024.

On July 12, 2024, Alpha Star held an annual shareholder meeting and approved the proposal to extend the date by which it must consummate a business combination to December 15, 2024. In connection with the shareholders meeting to vote for such extension, the public shares are entitled to exercise the redemption right and 4,840,581 public shares tendered for redemption. The total redemption payment was $56,199,145 and distributed in July 2024. Following the redemptions, there were 902,999 public shares outstanding. Alpha Star subsequently deposited the monthly extension fees of $35,000 per month into the Trust Account, for such extension to December 15, 2024. If Alpha Star is unable to complete the Business Combination or another business combination by December 15, 2024, Alpha Star must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating.

The following table summarizes the pro forma ownership of PubCo immediately following the Business Combination under no redemption scenario and maximum redemption scenario.

	Assuming No Redemptions(1)		Assuming Maximum Redemptions(2)
	Shares	%	Shares	%
Alpha Star Public Shareholders(3)	902,999	3.79%	0	-%
Alpha Star Sponsor(4)	3,205,000	13.47%	3,205,000	14.00%
Conversion from Alpha Star Public Rights	1,642,857	6.90%	1,642,857	7.18%
Conversion from Alpha Star Private Placement Rights	47,142	0.20%	47,142	0.20%
Existing PubCo Shareholders(5)	18,000,000	75.64%	18,000,000	78.62%
Total PubCo Ordinary Shares outstanding	23,797,998	100.00%	22,894,999	100.00%

In addition, the following table illustrates the pro forma ownership of PubCo immediately following the Business Combination, on a fully diluted basis, showing full exercise and conversion of all securities, including (i) the Alpha Star Public Warrants and Alpha Star Private Warrants and (ii) the shares reserved for the equity incentive plan of PubCo.

	Assuming No Redemptions(1)		Assuming Maximum Redemptions(2)
	Shares	%	Shares	%
Alpha Star Public Shareholders(3)	902,999	2.81%	0	-%
Alpha Star Sponsor(4)	3,205,000	9.99%	3,205,000	10.31%
Conversion from Alpha Star Public Rights	1,642,857	5.12%	1,642,857	5.28%
Conversion from Alpha Star Private Placement Rights	47,142	0.15%	47,142	0.15%
Existing PubCo Shareholders(5)	18,000,000	56.08%	18,000,000	57.88%
PubCo Ordinary Shares underlying Alpha Star Public Warrants	5,750,000	17.92%	5,750,000	18.49%
PubCo Ordinary Shares underlying Alpha Star Private Warrants	165,000	0.51%	165,000	0.53%
PubCo Ordinary Shares underlying shares issuable under the equity incentive plan of PubCo	2,379,799	7.42%	2,289,499	7.36%
Total PubCo Ordinary Shares outstanding	32,092,797	100.00%	31,099,498	100.00%

(1)	Assuming that holders of zero Alpha Star Public Shares exercise their redemption rights in connection with the Business Combination.
(2)	Assuming that holders of 902,999 Alpha Star Public Shares exercise their redemption rights in connection with the Business Combination.
(3)	Does not include Alpha Star Public Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire PubCo Ordinary Shares. The Alpha Star Public Warrants represent 11,500,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one-half (1/2) of one Alpha Star Ordinary Share at an exercise price of US$11.50 per whole share, subject to adjustment. In connection with the Business Combination, Alpha Star Public Warrants will be automatically and irrevocably assumed by PubCo and converted into PubCo Warrants each entitling its holder to purchase one-half (1/2) of one PubCo Ordinary Share at a price of US$11.50 per whole share, subject to adjustment.
(4)	Does not include Alpha Star Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire PubCo Ordinary Shares. The Alpha Star Private Warrants represent 330,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one-half (1/2) of one Alpha Star Ordinary Share at an exercise price of US$11.50 per whole share, subject to adjustment. In connection with the Business Combination, Alpha Star Private Warrants will be automatically and irrevocably assumed by PubCo and converted into PubCo Warrants each entitling its holder to purchase one-half (1/2) of one PubCo Ordinary Share at a price of US$11.50 per whole share, subject to adjustment.
(5)	Excluding shares reserved for the equity incentive plan of PubCo prior to the date of the Business Combination Agreement.

Compensation Received by the Sponsor

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by Alpha Star to the Sponsor and the price paid or to be paid for such securities or any related financing transaction. See the section entitled “Proposal 1—The Business Combination Proposal—Compensation Received by the Sponsor” for more information.

	Interest in Securities	Other Compensation
Sponsor	The Sponsor currently holds 2,875,000 Alpha Star Ordinary Shares issued to the Sponsor in the IPO, for which it paid $25,000, and 330,000 Private Units issued to the Sponsor in the private placement consummated simultaneously with the closing of the IPO, for which it paid $3,300,000.	On September 13, 2022, December 13, 2022, March 13, 2023, and September 20, 2023, Alpha Star issued four promissory notes in the principal amount of up to $1,000,000, $1,300,000, $2,500,000 and $2,500,000, respectively, to the Sponsor, pursuant to which the Sponsor shall loan to Alpha Star up to the related amount to pay the extension fee and transaction cost (collectively, the “Notes”). The Notes are repayable in full upon the date of the consummation of Alpha Star’s initial business combination pursuant to the Notes and related amendments. [As of the date of this proxy statement/prospectus, the balance of the Notes was $35,000.]
Commencing on December 13, 2021, the date the Alpha Star Units commenced trading on the Nasdaq, Alpha Star entered into the Administrative Services Agreement, pursuant to which Alpha Star has agreed to pay to the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative services. At the Closing, the Sponsor will be paid for its services under the Administrative Services Agreement. As of September 30, 2024, Alpha Star incurred $90,000 under the Administrative Services Agreement.

The retention of shares by Sponsor and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Alpha Star Public Shareholders. See “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

Conflicts of Interest

In considering the proposals presented in this proxy statement/prospectus, Alpha Star shareholders should keep in mind that the Sponsor and certain of Alpha Star’s directors and officers have interests in such proposals that are different from, or in addition to, those of other shareholders generally. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Alpha Star. In such event, among other things, the value of certain interests of the Sponsor and Alpha Star’s directors and officers would become worthless including, among other things:

●	If the Business Combination with XDATA or another business combination is not consummated by December 15, 2024, Alpha Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Alpha Star’s board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Alpha Star IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Business Combination is consummated, each outstanding Alpha Star Ordinary Share will be converted into one PubCo Ordinary Share, subject to adjustment described herein.

●	If Alpha Star is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Alpha Star for services rendered to or, contracted for or, for products sold to, Alpha Star. If Alpha Star consummates a business combination, on the other hand, Alpha Star will be liable for all such claims.

●	The Sponsor acquired the Founder Shares, which will be converted into PubCo Ordinary Shares in connection with the Business Combination, for an aggregate purchase price of $25,000 prior to the Alpha Star IPO. Based on the average of the high $[ ] and low $[ ] prices for Alpha Star Ordinary Shares on Nasdaq on [ ], 2024, the value of the Founder Shares outstanding upon the Closing would be $[ ].

●	The Sponsor acquired the Private Units for an aggregate purchase price of $3,300,000 in the Alpha Star IPO. Based on the $[ ] price of the Public Units on Nasdaq on $[ ], 2024, the value of the Private Units outstanding upon the Closing would be $[ ].

●	As a result of the prices at which the Sponsor acquired the Founder Shares and the Private Units, and their current value, the Sponsor could make a substantial profit after the completion of the Business Combination even if Alpha Star Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

●	The Sponsor and Alpha Star’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Alpha Star’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Alpha Star fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Alpha Star may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by December 15, 2024. As of the Record Date, the Sponsor and Alpha Star’s officers and directors and their affiliates had incurred [ ] unpaid reimbursable expenses.

●	If Alpha Star is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds would be approximately $[ ] reflecting the market value of Founder Shares, the market value of Private Units, the amount outstanding under promissory notes and loan agreement and out-of-pocket unpaid reimbursable expenses.

●	Alpha Star has provisions in the Alpha Star Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Alpha Star’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Alpha Star.

●	The Business Combination Agreement provides for the continued indemnification of Alpha Star’s current directors and officers and the continuation of directors and officers liability insurance covering Alpha Star’s current directors and officers.

●	Alpha Star’s Sponsor, affiliates of the Sponsor, officers and directors may make loans from time to time to Alpha Star to fund certain capital requirements. Loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to Alpha Star outside of the Trust Account.

●	Alpha Star entered into an agreement, commencing December 15, 2021, through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for certain general and administrative services, including office space, utilities and administrative services.

●	[ ], currently a Director of Alpha Star, will be a member of the board of directors of PubCo following the closing of the Business Combination and, therefore, in the future [ ] will receive cash fees, share options or share-based awards that the board of directors of XDATA determines to pay to its non-executive directors.

●	Certain of Alpha Star’s directors and executive officers are expected to become directors and/or executive officers of the combined company and will enter into indemnification agreements with the combined company.

These interests may influence Alpha Star’s directors and officers in making their recommendation that you vote in favor of the proposals presented in this proxy statement/prospectus. These interests were considered by Alpha Star’s board of directors when it approved the Business Combination. See the discussion in this proxy statement/prospectus under the caption, “Proposal 1 — The Business Combination Proposal — Interests of Alpha Star’s Directors and Officers in the Business Combination.”

Alpha Star’s board of directors obtained a third-party fairness opinion from CHFT Advisory and Appraisal Limited, dated [          ], 2024, to the effect that the consideration being paid in connection with the Business Combination, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, is fair from a financial point of view to Alpha Star. See the section of this proxy statement/prospectus titled “Proposal 1 — The Business Combination Proposal — Fairness Opinion” for additional information.

PubCo is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

[PubCo is also a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, PubCo’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” provisions under the Exchange Act.]

The accompanying proxy statement/prospectus provides shareholders of Alpha Star with detailed information about the Business Combination and other matters to be considered at the Extraordinary General Meeting (as defined below) of Alpha Star.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [          ], 2024, and

is first being mailed to Alpha Star’s shareholders on or about [          ], 2024.

REFERENCE TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business financial information about Alpha Star and PubCo that is not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact:

Alpha Star Acquisition Corporation

100 Church Street, 8th Floor

New York, NY 10007

Telephone: +1 (332) 233 4356

To obtain timely delivery of the documents in advance of the Extraordinary General Meeting to be held in person and virtually on [          ] 2024, you must request them no later than five business days before the date of the Extraordinary General Meeting, by [          ] 2024.

For more information, see the discussion under the caption “How to Obtain More Information” of this proxy statement/prospectus.

ALPHA STARACQUISITION CORPORATION

100 Church Street, 8th Floor

New York, NY 10007

+1 (332) 233 4356

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON [          ], 2024

Dear Alpha Star Acquisition Corporation shareholders:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) of Alpha Star Acquisition Corporation, a Cayman Islands exempted company (“Alpha Star”), will be held in person in the offices of Han Kun LLP, at 2/F, Rockefeller Center, 620 Fifth Avenue, New York, NY 10020, and in virtual format by visiting [          ], at [          ] Eastern Time on [          ], 2024. You are cordially invited to attend the meeting, which will be held for the purpose of considering and voting upon the following proposals:

(a)	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and authorize the Business Combination Agreement, dated as of September 12, 2024, by and among Alpha Star, Xdata Group (“PubCo”), a Cayman Islands exempted company, and OU XDATA GROUP (“XDATA”), a company incorporated in Estonia (as may be amended from time to time, the “Business Combination Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein (the “Business Combination”), including the Business Combination whereby Alpha Star will merge with and into PubCo (the “Reincorporation Merger”), with PubCo surviving the Reincorporation Merger as the holding and listed company, and immediately thereafter and as part of the same overall transaction, PubCo (as the surviving company of the Reincorporation Merger) will acquire the shares, representing in the aggregate 100% (on an as-converted and fully diluted basis) of the shares issued and outstanding, of XDATA, resulting in XDATA being a wholly owned subsidiary of PubCo, in exchange for certain number of shares of PubCo (the “Share Exchange,” together with the Reincorporation Merger, the “Business Combination”) (the “Business Combination Proposal”);

(b)	Proposal No. 2 — The Reincorporation Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and authorize the Reincorporation Merger, the Plan of Merger, substantially in the form attached to this proxy statement/prospectus as Annex D and any and all transactions provided for in the Plan of Merger (the “Reincorporation Merger Proposal”);

(c)	Proposal No. 3 — The Nasdaq Listing Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve, the issuance of securities in connection with the Business Combination in order to comply with Nasdaq Listing Rules 56535(a), (b) and (d) (the “Nasdaq Listing Proposal);

(d)	Proposal No. 4 — The Governance Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and adopt (i) the amended and restated memorandum and articles of association of PubCo in the form attached to this proxy statement/prospectus as Annex B; and (ii) the new name by PubCo as “Xdata Group”;

(e)	Proposal No. 5 — The Incentive Plan Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve the adoption by PubCo, as the surviving entity of the Reincorporation Merger, the Incentive Plan in the form attached to this proxy statement/prospectus as Annex C with effect from the closing of the Business Combination;

(f)	Proposal No. 6 — The Director Appointment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve the appointment of five (5) directors of PubCo, namely [ ], [ ], [ ], [ ] and [ ], assuming the Business Combination Proposal, the Reincorporation Merger Proposal and the Nasdaq Listing Proposal are all approved, effective upon the Closing;

(g)	Proposal No. 7 — The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to adjourn the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Reincorporation Merger Proposal, the Nasdaq Listing Proposal, the Governance Proposal, the Incentive Plan Proposal or the Director Appointment Proposal or for such other reasons as may reasonably be determined by the chairman of the Extraordinary General Meeting (the “Adjournment Proposal”).

Alpha Star will hold an Extraordinary General Meeting to consider matters relating to the proposed Business Combination. Alpha Star cannot complete the Business Combination unless Alpha Star’s shareholders consent to the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby. Alpha Star is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

We also will transact any other business as may properly come before the Extraordinary General Meeting or any adjournment or postponement thereof.

The proposals listed above are more fully described elsewhere in the proxy statement/prospectus. Whether or not you intend to attend the Extraordinary General Meeting, we urge you to read the proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS UNDER THE CAPTION “RISK FACTORS.”

Only holders of record of Alpha Star Ordinary Shares at the close of business on [          ] (the “Record Date”) are entitled to notice of the Extraordinary General Meeting and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments or postponements of the Extraordinary General Meeting.

After careful consideration, Alpha Star’s board of directors has determined that each of the proposals listed is fair to and in the best interests of Alpha Star and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of the proposals set forth above. When you consider the recommendations of Alpha Star’s board of directors, you should keep in mind that Alpha Star’s directors and officers may have interests in the Business Combination that conflict with, or are different from, your interests as a shareholder of Alpha Star. See the discussion in this proxy statement/prospectus under the caption, “Proposal 1 — The Business Combination Proposal — Interests of Alpha Star’s Directors and Officers in the Business Combination.”

The closing of the Business Combination is conditioned on approval of the Business Combination Proposal and the Reincorporation Merger Proposal. If the Business Combination Proposal and the Reincorporation Merger Proposal are not approved and the applicable closing condition in the Business Combination Agreement is not waived, then Alpha Star will not consummate the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal listed above.

The Extraordinary General Meeting will be convened on [          ], 2024, at [          ] Eastern Time, in the offices of Han Kun LLP, at 2/F, Rockefeller Center, 620 Fifth Avenue, New York, NY 10020. All Alpha Star shareholders at the close of business on the Record Date are cordially invited to attend, vote and examine the list of shareholders entitled to vote at the Extraordinary General Meeting. Shareholders may attend in person or virtually. Those shareholders who wish to attend virtually may participate by visiting [          ].

Each Alpha Star shareholder entitled to vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend the Extraordinary General Meeting and vote instead of that shareholder. Such proxy need not be an Alpha Star shareholder.

Whether or not you plan to attend the Extraordinary General Meeting, please submit your proxy card without delay to the proxy solicitor not later than the time appointed for the Extraordinary General Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares yourself if you subsequently choose to attend the Extraordinary General Meeting. If you fail to return your proxy card and do not attend the Extraordinary General Meeting, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. You may revoke a proxy at any time before it is voted at the Extraordinary General Meeting by executing and returning a proxy card dated later than the previous one, by attending the Extraordinary General Meeting and casting your vote by ballot or by submitting a written revocation to the proxy solicitor, that is received by the proxy solicitor before we take the vote at the Extraordinary General Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF ALPHA STAR SHARES YOU OWN. To ensure your representation at the Extraordinary General Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote in person or online at the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

If you return your signed proxy card without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.

Holders (“public shareholders”) of Alpha Star’s ordinary shares (“Public Shares”) sold in its initial public offering may elect to redeem their Public Shares for their pro rata portion of the funds available in the trust account in connection with the Business Combination Proposal and the Reincorporation Merger Proposal regardless of how such public shareholders vote in regard to it, or whether they were holders of Alpha Star’s Public Shares on the record date or acquired such shares after such date.

To exercise your redemption rights, you must tender your shares to Alpha Star’s transfer agent at least two (2) business days prior to the Extraordinary General Meeting. You may tender your shares by either delivering your share certificates to the transfer agent or by delivering your shares electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system. If you hold your shares in street name, you will need to instruct your bank, broker or other nominee to withdraw the shares from your account in order to exercise your redemption rights.

This proxy statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about Alpha Star, PubCo, XDATA and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 35 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you. Events occurring prior to the Extraordinary General Meeting may require us to supplement this proxy statement/prospectus, in which case you are encouraged to read such supplement along with this proxy statement/prospectus.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Advantage Proxy, Alpha Star’s proxy solicitor, at (877) 870-8565 (toll free) or by email at ksmith@advantageproxy.com.

On behalf of Alpha Star’s board of directors, I would like to thank you for your support of Alpha Star and look forward to a successful completion of the merger.

By Order of the Board of Directors,

Zhe Zhang
Chief Executive Officer

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents that is not included in or delivered with this proxy statement/prospectus, such information is available without charge upon written or oral request. Please contact:

Alpha Star Acquisition Corporation

100 Church Street, 8th Floor

New York, NY 10007

Telephone: +1 (332) 233 4356

or

Advantage Proxy, Inc.

P.O. Box 10904

Yakima, WA 98909

Individuals call toll-free: 1-877-870-8565

Brokers call: 1-206-870-8565

Email: ksmith@advantageproxy.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Extraordinary General Meeting, or no later than [          ].

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the SEC by PubCo, constitutes a prospectus of PubCo under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the PubCo Ordinary Shares to be issued to Alpha Star shareholders and XDATA shareholders in connection with the Business Combination. This document also constitutes a proxy statement of Alpha Star under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the Extraordinary General Meeting of Alpha Star shareholders to consider and vote upon the proposals to adopt the Business Combination Proposal, the Reincorporation Merger Proposal, the Nasdaq Listing Proposal, the Governance Proposal, the Incentive Plan Proposal and the Director Appointment Proposal and, if necessary, to adopt the Adjournment Proposal.

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to “PubCo” refer to “Xdata Group,” and all references in this proxy statement/prospectus to “Alpha Star” refer to “Alpha Star Acquisition Corporation.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

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MARKET, INDUSTRY AND OTHER DATA

This proxy statement/prospectus contains estimates, projections and other information concerning the industry in which PubCo and its subsidiaries operates, including market size and growth of the markets in which it participates, that are based on industry publications and reports and forecasts prepared by its management. In some cases, PubCo does not expressly refer to the sources from which these estimates and information are derived. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. PubCo has not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which PubCo operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the caption “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Certain estimates of market opportunity, including internal estimates of the addressable market for PubCo’s subsidiaries and forecasts of market growth, included in this proxy statement/prospectus may prove inaccurate. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this proxy statement/prospectus relating to the size of PubCo’s target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market PubCo estimates may not materialize for many years, if ever, and even if the markets in which it competes meet the size estimates in this proxy statement/prospectus, PubCo could fail to successfully address or compete in such markets, if at all.

Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Certain other amounts that appear in this proxy statement/prospectus may not sum due to rounding.

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SELECTED DEFINITIONS

Unless otherwise stated or unless the context otherwise requires, in this document, the term “PubCo” refers to Xdata Group and its subsidiaries prior to and after the Business Combination; “Alpha Star” refers to “Alpha Star Acquisition Corp.”

“Adjournment Proposal” means a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated votes at the time of the Extraordinary General Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Reincorporation Merger Proposal and the Nasdaq Listing Proposal.

“Business Combination” or “Transactions” means the Reincorporation Merger and the Share Exchange, and the other transactions contemplated by the Business Combination Agreement.

“Cayman Companies Act” means the Companies Act of the Cayman Islands (As Revised).

“Closing” means the closing of the Transactions.

“Closing Date” means the date of the Closing.

“Combined Company” means PubCo, being the surviving company of the Reincorporation Merger.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extraordinary General Meeting” means the extraordinary general meeting of Alpha Star Shareholders, to be held in person on [          ], 2024, [          ] Eastern Time, in the offices of Han Kun LLP, at 2/F, Rockefeller Center, 620 Fifth Avenue, New York, NY 10020 and virtually by visiting [          ].

“PubCo Articles” means the amended and restated memorandum and articles of association of PubCo, effective upon the effective time of the Reincorporation Merger, a copy of which is appended to this proxy statement/prospectus as Annex B.

“Founder Shares” means the 2,875,000 Alpha Star Ordinary Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Alpha Star IPO.

“PubCo Ordinary Shares” or “PubCo Shares” means the ordinary shares, with par value of $[          ] each, with such rights and obligations as described in the PubCo Articles.

“Initial Public Offering,” “Alpha Star IPO” or “IPO” means the initial public offering of Alpha Star, consummated on December 15, 2021.

“Alpha Star Articles” means Alpha Star’s memorandum of association filed with the Registrar of Companies of the Cayman Islands on 11 March 2021 and amended and restated articles of association adopted by special resolution on July 13, 2023, amended by special resolutions on January 10, 2024 and July 12, 2024.

“Alpha Star Public Shareholders” means all holders of the Public Shares, excluding any holders of Public Shares that are the Sponsor, directors or officers of Alpha Star or any affiliates of the foregoing.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Ordinary Shares” or “Alpha Star Ordinary Shares” means the ordinary shares, par value $0.001 per share, of Alpha Star, unless otherwise specified.

“Private Units,” “Private Placement Units” or “Alpha Star Private Placement Units” means an aggregate of 330,000 units (including units purchased on the condition that the over-allotment option is exercised in full) that were issued to the Sponsor in a private placement in connection with the Initial Public Offering.

“Public Shares” means all Alpha Star Ordinary Shares issued in the IPO but does not include any Alpha Star Ordinary Shares owned, of record or beneficially, by the Sponsor or any officer or director of Alpha Star.

“Public Warrants,” or “Alpha Star Warrants” means a redeemable warrant, exercisable for one Ordinary Share at an exercise price of $11.50 per share, of Alpha Star, issued in the IPO.

“Rights” or “Alpha Star Rights” means one right to receive one-seventh (1/7) of one Alpha Star Ordinary Shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Management” and “Senior Managers” mean those persons named as officers of PubCo, and following the consummation of the Business Combination, of PubCo, under the caption “Management of Pubco Following the Business Combination.”

“Sponsor” or “our Sponsor” means A-Star Management Corporation.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO, including proceeds of the sale of the Private Placement Units.

“Units” or “Alpha Star Units” means the units of Alpha Star, each consisting of one Alpha Star Ordinary Share, one Alpha Star Right and one Alpha Star Warrant.

“U.S.” and “United States” means the United States of America.

“U.S. dollar,” “US$” and “$” mean the legal currency of the United States.

“U.S. GAAP” means United States generally accepted accounting principles.

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QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information set forth elsewhere in this proxy statement/prospectus and only briefly address some commonly asked questions about the Extraordinary General Meeting and the proposals to be presented at the Extraordinary General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to Alpha Star shareholders. Alpha Star shareholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Extraordinary General Meeting.

Q: Why am I receiving this proxy statement/prospectus?

A: Alpha Star, PubCo and XDATA have agreed to consummate the Business Combination under the terms of the Business Combination Agreement that are described in this proxy statement/prospectus. The Business Combination consists of the Reincorporation Merger and the Share Exchange, each of which is described in this proxy statement/prospectus. A copy of each of the Business Combination Agreement and the Plan of Merger is attached to this proxy statement/prospectus as Annex A and Annex D, respectively, and Alpha Star encourages its shareholders to read it in its entirety. Alpha Star’s shareholders are being asked to consider and vote upon a proposal to approve the Business Combination Agreement, which, among other things, provides for Alpha Star to be merged with and into PubCo, with PubCo surviving the merger as the holding and listed company (the “Reincorporation Merger”), and immediately thereafter and as part of the same overall transaction, PubCo (as the surviving company of the Reincorporation Merger) will acquire the shares, representing in the aggregate 100% (on an as-converted and fully diluted basis) of the shares issued and outstanding, of XDATA, resulting in XDATA being a wholly owned subsidiary of PubCo, in exchange for certain number of shares of PubCo. See the discussion in this proxy statement/prospectus under the caption, “Proposal 1 — The Business Combination Proposal” and “Proposal 2 — The Reincorporation Merger Proposal.” You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Q: What is being voted on at the Extraordinary General Meeting?

A: Shareholders of Alpha Star will vote on the following proposals:

●	The Business Combination Proposal to approve the Business Combination;

●	The Reincorporation Merger Proposal to approve the Reincorporation Merger, the Plan of Merger and any and all transactions provided for in the Plan of Merger;

●	The Nasdaq Listing Proposal to approve the issuance of up to an aggregate of 18,000,000 PubCo Ordinary Shares in connection with the Business Combination;

●	The Governance Proposal to approve, on a non-binding advisory basis, the memorandum and articles of association of PubCo by deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association of PubCo in the form attached to this proxy statement/prospectus as Annex B prior to the closing of the Business Combination;

●	The Incentive Plan Proposal to approve PubCo’s 2024 Equity Incentive Plan;

●	The Director Appointment Proposal to approve the appointment of five directors to the board of directors of PubCo, upon consummation of the Business Combination; and

●	The Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting in the event Alpha Star does not receive the requisite shareholder vote to approve the above Proposals.

Alpha Star will hold the Extraordinary General Meeting of its shareholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. Shareholders should read it carefully and in its entirety.

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The vote of shareholders is important. Regardless of how many shares you own, you are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q: Are any of the proposals conditioned on one another?

A: Yes. The Business Combination Proposal and the Reincorporation Merger Proposal are dependent upon each other. The Nasdaq Listing Proposal, the Governance Proposal, the Incentive Plan Proposal and the Director Appointment Proposal are dependent on the Business Combination Proposal and the Reincorporation Merger Proposal. It is important for you to note that in the event that if the Business Combination Proposal or the Reincorporation Merger Proposal is not approved, Alpha Star will not consummate the Business Combination. If Alpha Star does not consummate the Business Combination and fails to complete an initial business combination by December 15, 2024, Alpha Star will be required to liquidate and dissolve. The Adjournment Proposal is not conditioned upon the approval of any other proposals.

Q: What will happen to Alpha Star’s securities upon consummation of the Business Combination?

A: Alpha Star’s securities, namely Alpha Star Units (trading symbol “ALSAU”), Alpha Star Ordinary Shares (trading symbol “ALSA”), Alpha Star Warrants (trading symbol “ALSAW”) and Alpha Star Rights (trading symbol “ALSAR”), are currently listed on Nasdaq. The Alpha Star Units, Alpha Star Ordinary Shares, Alpha Star Warrants and Alpha Star Rights will cease trading upon consummation of the Business Combination and will be delisted. PubCo intends to apply for listing of PubCo Ordinary Shares on Nasdaq under the proposed symbol “[          ]” and PubCo Warrants under the proposed symbol “[          ]”, each to be effective upon the consummation of the Business Combination. While trading on Nasdaq is expected to begin on the first business day following the consummation of the Business Combination, there can be no assurance that the PubCo Ordinary Shares and PubCo Warrants will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors” for more information.

Q: Why is Alpha Star proposing the Business Combination Proposal and the Reincorporation Merger Proposal?

A: Alpha Star was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities.

Alpha Star believes that XDATA is a company with an appealing market opportunity and growth profile, a strong position in its industry and a compelling valuation. As a result, Alpha Star believes that the Business Combination is in the best interests of Alpha Star and its shareholders, which will provide Alpha Star shareholders with an opportunity to participate in the ownership of a company with strong growth potential. See the section titled “Proposal 1 — The Business Combination Proposal” and “Proposal 2 — The Reincorporation Merger Proposal.” However, there is no assurance of this. See the section titled “Risk Factors— Risks Related to the Business Combination” for additional information.

Q: Did Alpha Star’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A: Yes. Alpha Star’s board of directors obtained a third-party fairness opinion from its independent financial advisor, CHFT Advisory and Appraisal Limited, dated [          ], 2024, to the effect that the consideration being paid in connection with the Business Combination, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, is fair from a financial point of view to Alpha Star. Please see the section titled “Proposal 1 — The Business Combination Proposal” for additional information.

Q: How many votes do I and others have?

A: You are entitled to one vote for each Alpha Star Ordinary Share that you held as of the Record Date. As of the close of business on the Record Date, there were [          ] outstanding Ordinary Shares.

Q: What is the recommendation of the Alpha Star’s board of directors?

A: After careful consideration, the Alpha Star’s board of directors unanimously recommends that the Alpha Star Shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Reincorporation Merger Proposal, “FOR” the approval of the Nasdaq Listing Proposal, “FOR” the approval of the Governance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Appointment Proposal and “FOR” the Adjournment Proposal.

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Q: Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A: Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Business Combination Agreement that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 35 of this proxy statement/prospectus.

Q: I am an Alpha Star Public Shareholder. Do I have redemption rights?

A: If you are an Alpha Star Public Shareholder, you have the right to demand that Alpha Star redeem your Public Shares for a pro rata portion of the cash held in Alpha Star’s Trust Account, including interest earned but net of taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination in accordance with the Alpha Star Articles. In this proxy statement/prospectus, these rights to demand redemption of the Public Shares are sometimes referred to as “redemption rights.”

Q: Am I required to vote against the Business Combination Proposal and the Reincorporation Merger Proposal in order to have my Alpha Star Ordinary Shares redeemed?

A: No. You are not required to vote against the Business Combination Proposal or the Reincorporation Merger Proposal in order to have the right to demand that Alpha Star redeem your Alpha Star Ordinary Shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account two (2) business days prior to the consummation of the Business Combination (including interest earned on your pro rata portion of the Trust Account, net of taxes payable). You may exercise your redemption rights regardless of whether you vote or, if you vote, irrespective of whether you vote “FOR” or “AGAINST” any of the Proposals. As a result, the Business Combination Proposal and the Reincorporation Merger Proposal can be approved by shareholders who redeem their shares and no longer remain shareholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of PubCo shareholders are substantially reduced as a result of redemptions by the Alpha Star Public Shareholders. With fewer shares of PubCo Ordinary Shares, the trading market for PubCo Ordinary Shares may be less liquid than the market for Alpha Star Ordinary Shares prior to the Business Combination and PubCo may not be able to meet the listing standards of Nasdaq. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into PubCo’s business will be reduced.

Q: How do I exercise my redemption rights?

A: If you are an Alpha Star Public Shareholder and wish to exercise your redemption rights, you must:

●	submit a written request to Vstock Transfer LLC, Alpha Star’s transfer agent, in which you (i) request that Alpha Star redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

●	either tender your share certificates (if any) to Vstock Transfer LLC, Alpha Star’s transfer agent, or deliver your Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [          ], two (2) business days prior to the Extraordinary General Meeting, in order for their Public Shares to be redeemed. If you hold the shares in “street name,” you will have to coordinate with your broker, bank or nominee to have the Public Shares you beneficially own certificated and delivered electronically.

Any Alpha Star Public Shareholder satisfying the requirements for exercising redemption rights will be entitled to a pro rata portion of the amount then in the Trust Account calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds in the Trust Account and not previously released to Alpha Star to pay income taxes. Such amount will be paid promptly upon consummation of the Business Combination.

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There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00, and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated, this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by an Alpha Star Public Shareholder, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal and the Reincorporation Merger Proposal at the Extraordinary General Meeting. If you tender your share certificates (if any) to Alpha Star’s transfer agent and later decide prior to the Extraordinary General Meeting not to elect redemption, you may request that Alpha Star’s transfer agent return your share certificates (physically or electronically). You may make such request by contacting Alpha Star’s transfer agent at the address listed below.

No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the transfer agent in the manner described above no later than two (2) business days prior to the Extraordinary General Meeting.

Alpha Star’s transfer agent can be contacted at the following address:

Vstock Transfer LLC

18 Lafayette Place

Woodmere, New York 11598

Email: shay@vstocktransfer.com

Tel: (212) 828-8436

Q: Can I exercise redemption rights and dissenter rights under the Cayman Companies Act?

A: No. Any Alpha Star Public Shareholder who elects to exercise dissenter rights (“Dissent Rights”) (which Dissent Rights are discussed in this proxy statement/prospectus under the caption, “Do I have appraisal rights if I object to the proposed Business Combination?”) will lose their right to have their Public Shares redeemed in accordance with the Alpha Star Articles. The certainty provided by the redemption process may be preferable for Alpha Star Public Shareholders wishing to exchange their Public Shares for cash. This is because Dissent Rights may be lost or extinguished, including where Alpha Star and the other parties to the Business Combination Agreement determine to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Act. If such limitation is successfully invoked, any Alpha Star Public Shareholder who has sought to exercise Dissent Rights would only be entitled to receive the merger consideration comprised of one PubCo Ordinary Share for each of their Public Shares.

Q: If I am a holder of Alpha Star Units, can I exercise redemption rights with respect to my Alpha Star Units?

A: No. Holders of outstanding Alpha Star Units must first separate the Alpha Star Units into the underlying Alpha Star Ordinary Shares, Alpha Star Rights and Alpha Star Warrants prior to exercising redemption rights with respect to Public Units.

If you hold Alpha Star Units registered in your own name, you must deliver the certificate for such Alpha Star Units (if any) to Vstock Transfer LLC, Alpha Star’s transfer agent, with written instructions to separate such Alpha Star Units into Alpha Star Ordinary Shares and Alpha Star Warrants. This must be completed far enough in advance to permit the mailing of the share certificates back to you so that you may then exercise your redemption rights upon the separation of the Alpha Star Ordinary Shares from the Alpha Star Units.

If you hold the Alpha Star Units in “street name,” you will need to instruct your broker, bank or nominee to separate the Alpha Star Units you beneficially own. Your nominee must send written instructions to Alpha Star’s transfer agent. Such written instructions must include the number of Alpha Star Units to be split and the nominee holding such Alpha Star Units. Your nominee must also initiate electronically, using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System, a withdrawal of the relevant Alpha Star Units and a deposit of the number of Alpha Star Ordinary Shares and Alpha Star Warrants represented by such Alpha Star Units. This must be completed far enough in advance to permit your nominee to exercise redemption rights upon the separation of the Alpha Star Ordinary Shares from the Alpha Star Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Alpha Star Ordinary Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

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Q: What happens if I sell my Alpha Star Ordinary Shares before the Extraordinary General Meeting?

A: The record date for the Extraordinary General Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your Alpha Star Ordinary Shares after the Record Date, but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Extraordinary General Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only Alpha Star’s shareholders at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

If you are the purchaser of Alpha Star Ordinary Shares after the Record Date, you must either (i) have a written agreement from the seller or transferor of the Alpha Star Ordinary Shares whereby the seller/transferor agrees to vote the Alpha Star Ordinary Shares in accordance with your instructions, or (ii) obtain a proxy from the seller/transferor which authorizes you to vote the Alpha Star Ordinary Shares held in record name of the seller/transferor.

Q: What happens to my Alpha Star Rights if the Business Combination is consummated?

A: Each holder of an Alpha Star Right will receive one-seventh (1/7) of an Alpha Star Ordinary Share immediately prior to the First Effective Time, provided no fractional Alpha Star Ordinary Share will be issued in connection with the conversion of the rights, and any fractional entitlement will be rounded down to the nearest whole ordinary share. At the First Effective Time, each Alpha Star Ordinary Share issued and outstanding, will automatically be converted into the right of the holder thereof to receive one (1) PubCo Ordinary Share. As soon as practicable after First Effective Time, we will direct registered holders of the rights to return their rights to our rights agent, VStock Transfer LLC. Upon receipt of the rights, Vstock Transfer LLC, who will serve as the exchange agent as well, will issue to the registered holder of such right(s) the number of full PubCo Ordinary Shares to which he, she or it is entitled.

Q: What happens to my warrants if I hold Alpha Star Warrants?

A: Alpha Star will assign all the Alpha Star Warrants and PubCo will assume all Alpha Star Warrants under the same terms as described in Alpha Star’s warrant agreement upon the closing of the Business Combination. One Alpha Star Warrant will be converted to one PubCo Warrant. Upon the consummation of the Business Combination, PubCo Warrants are expected be listed on Nasdaq under the trading symbol of “[          ]”. Under the terms of the PubCo Warrants, PubCo must have an effective registration statement providing for the issuance of the underlying ordinary shares declared effective by the SEC in order for any warrant holder to exercise the warrants. Even if you elect to redeem your Alpha Star Ordinary Shares and the Business Combination is completed, you will still own the Alpha Star Warrants, which will be converted into PubCo Warrants upon the closing of the Business Combination. However, the warrants may be redeemed by PubCo for $0.01 per warrant upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder, if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date PubCo sends the notice of redemption to the warrant holders.

Q. What happens to my Alpha Star Rights and Alpha Star Warrants if I vote to redeem my Alpha Star Ordinary Shares?

A: The Alpha Star Units, Alpha Star Ordinary Shares, Alpha Star Rights and Alpha Star Warrants are currently listed on the Nasdaq Global Market under the symbols “ALSAU,” “ALSA,” “ALSAR,” and “ALSAW,” respectively. The Alpha Star Units commenced trading on the Nasdaq Stock Market on December 13, 2021, and Alpha Star announced that the holders of Alpha Star Units may elect to separately trade Alpha Star Ordinary Shares, Alpha Star Warrants and Alpha Star Rights on January 18, 2022. The closing prices of Alpha Star Units, Alpha Star Ordinary Shares, Alpha Star Redeemable Warrants and Alpha Star Rights on [          ], 2024, were $[          ], $[          ], $[          ] and $[          ], respectively. Even if you elect to redeem your Alpha Star Ordinary Shares and the Business Combination is completed, you will still receive PubCo Warrants for your Alpha Star Warrants. If the Business Combination is not consummated, and we cannot source and complete a substitute business combination within the timeframe set forth in our constitutive documents, the Alpha Star Warrants will expire and will be worthless.

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Q: If I am a holder of Alpha Star Warrants or Rights, can I exercise redemption rights with respect to my warrants or rights?

A: No. The holders of Alpha Star Warrants and Alpha Star Rights have no redemption rights with respect to such securities.

Q: When will Alpha Star Shareholders receive PubCo Ordinary Shares in connection with the Business Combination?

A: Immediately prior to the First Effective Time, each issued and outstanding Alpha Star Unit, each consisting of one Alpha Star Ordinary Share, one Alpha Star Right and one Alpha Star Warrant, will be automatically separated and the holder thereof will be deemed to hold one Alpha Star Ordinary Share, one Alpha Star Right and one Alpha Star Warrant. Immediately prior to the First Effective Time, each seven (7) issued and outstanding Alpha Star Rights will automatically and irrevocably be converted into one (1) Alpha Star Ordinary Share, which will be converted into one (1) PubCo Ordinary Share at the First Effective Time. At the First Effective Time, (i) each Alpha Star Ordinary Share, issued and outstanding, will automatically be converted into the right of the holder thereof to receive one (1) PubCo Ordinary Share; and (ii) each Alpha Star Warrant will automatically and irrevocably be assumed by PubCo and converted into one (1) PubCo Warrant exercisable to purchase one-half (1/2) of one PubCo Ordinary Share, subject to the same terms and conditions prior to the First Effective Time.

Q: Will Alpha Star Shareholders be able to trade the PubCo Ordinary Shares that they receive in the Transactions?

A: Yes. PubCo intends to apply for listing of PubCo Ordinary Shares on Nasdaq under the symbol “[          ].” PubCo Ordinary Shares received in exchange for Alpha Star Ordinary Shares in the Transactions will be freely transferable under United States federal securities laws by persons other than affiliates of PubCo.

Q: What are the U.S. federal income tax consequences to me if I exercise my redemption rights?

A: A U.S. Holder (as defined below) who exercises its redemption rights will receive cash in exchange for the tendered shares, and either will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a nontaxable recovery of basis in his investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the discussion in this proxy statement/prospectus under the caption, “Material Tax Considerations —  U.S. Federal Income Tax Considerations — Effects to U.S. Holders of Exercising Redemption Rights.”

Q: What are the U.S. federal income tax consequences of the Business Combination to me?

A: It is intended that the Reincorporation Merger qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”) with respect to U.S. Holders of the Alpha Star Ordinary Shares and/or Alpha Star Warrants. However, there are significant factual and legal uncertainties as to whether the Reincorporation Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. If any requirement for Section 368(a) of the Code is not met, then a U.S. Holder of Alpha Star Ordinary Shares and/or Alpha Star Warrants generally would recognize gain or loss in an amount equal to the difference, if any, between the fair value of PubCo Ordinary Shares and/or PubCo Warrants, as applicable, received in the Reincorporation Merger, and such U.S. Holder’s aggregate tax basis in the Alpha Star Ordinary Shares and/or Alpha Star Warrants surrendered by such U.S. Holder in the Reincorporation Merger. Even if the Business Combination otherwise qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders may be required to recognize gain (but not loss) on account of the application of the Passive Foreign Investment Company (“PFIC”) rules, as described in more detail below under the caption, “Material Tax Considerations —  U.S. Federal Income Tax Considerations — PFIC Considerations.”

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U.S. Holders of Alpha Star Ordinary Shares and/or Alpha Star Warrants should consult their tax advisors to determine the tax consequences if the Reincorporation Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the application of the PFIC rules to their specific situation in connection with the Reincorporation Merger.

Q: Do I have appraisal rights if I object to the proposed Business Combination?

A: Holders of record of Alpha Star Ordinary Shares may have appraisal rights in connection with the Business Combination under the Cayman Companies Act. Holders of record of Alpha Star Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its Alpha Star Ordinary Shares must give written objection to the Reincorporation Merger to Alpha Star prior to the shareholder vote to approve the Reincorporation Merger and follow the procedures set out in Section 238 of the Cayman Companies Act, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. Alpha Star believes that such fair value would equal the amount that Alpha Star shareholders would obtain if they exercised their redemption rights as described herein. An Alpha Star shareholder which elects to exercise appraisal rights must do so in respect of all of the Alpha Star Ordinary Shares that person holds and will lose their right to exercise their redemption rights as described herein. See the discussion in this proxy statement/prospectus under the caption, “Extraordinary General Meeting of Alpha Star Shareholders — Appraisal Rights under the Cayman Companies Act.”

Alpha Star shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act.

Q: What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A: The net proceeds of the Alpha Star IPO, together with a portion of the proceeds from the sale of the Private Placement Units to the Sponsor, were placed in the Trust Account immediately following the Alpha Star IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay, on a pro rata basis, Alpha Star Public Shareholders who exercise redemption rights and to pay fees and expenses incurred in connection with the Business Combination. If any cash remains, it will be used for PubCo’s working capital and general corporate purposes as described in this proxy statement/prospectus.

Q: What happens if a substantial number of public shareholders vote in favor of the Business Combination Proposal and the Reincorporation Merger Proposal and exercise their redemption rights?

A: Alpha Star Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights, although they are not required to vote in any way to exercise such redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Alpha Star Public Shareholders are substantially reduced as a result of redemptions by Alpha Star Public Shareholders.

If an Alpha Star Public Shareholder exercises his, her or its redemption rights, such exercise will not result in the loss of any warrants that such Alpha Star Public Shareholder may hold. As a result, any non-redeeming Alpha Star Public Shareholders would experience dilution to the extent such Alpha Star Warrants are exercised and additional PubCo Ordinary Shares are issued.

To the extent that there are fewer public shares and public shareholders, the trading market for PubCo Ordinary Shares may be less liquid than the market was for Alpha Star Public Shares prior to the Business Combination, and PubCo may not be able to meet the listing standards of a national securities exchange. In addition, to the extent of any redemptions, fewer funds from the Trust Account would be available to PubCo to be used in its business following the consummation of the Business Combination.

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The table below shows the potential impact of redemptions on the PubCo Ordinary Shares owned by non-redeeming Alpha Star Public Shareholders in the No Redemptions Scenario and the Maximum Redemptions Scenario, taking into account certain potential sources of dilution, namely, the number of PubCo Ordinary Shares in the aggregate 10% of the issued and outstanding PubCo Ordinary Shares as of the Closing Date reserved for the equity incentive plan of PubCo, the PubCo Ordinary Shares underlying the Alpha Star Public Warrants and Alpha Star Private Warrants.

	Assuming No Redemptions(1)		Assuming Maximum Redemptions(2)
	Shares	%	Shares	%
Holders of PubCo Ordinary Shares without reflecting potential sources of dilution
Alpha Star Public Shareholders(3)	902,999	3.79%	0	-%
Alpha Star Sponsor(4)	3,205,000	13.47%	3,205,000	14.00%
Conversion from Alpha Star Public Rights	1,642,857	6.90%	1,642,857	7.18%
Conversion from Alpha Star Private Placement Rights	47,142	0.20%	47,142	0.20%
Existing PubCo Shareholders(5)	18,000,000	75.64%	18,000,000	78.62%
Total PubCo Ordinary Shares outstanding at Closing	23,797,998	100.00%	22,894,999	100.00%
Total PubCo Ordinary Shares outstanding at Closing not reflecting potential sources of dilution	23,797,998	74.15%	22,894,999	73.62%
Potential sources of dilution
PubCo Ordinary Shares underlying Alpha Star Public Warrants	5,750,000	17.92%	5,750,000	18.49%
PubCo Ordinary Shares underlying Alpha Star Private Warrants	165,000	0.51%	165,000	0.53%
PubCo Ordinary Shares underlying shares issuable under the equity incentive plan of PubCo	2,379,799	7.42%	2,289,499	7.36%
Total PubCo Ordinary Shares outstanding at Closing (including shares under Public Warrants and Private Warrants and equity incentive plan shares)	32,092,797	100.00%	31,099,498	100.00%
Holders of PubCo Ordinary Shares reflecting potential sources of dilution
Alpha Star Public Shareholders(6)	8,295,856	25.85%	7,392,857	23.77%
Alpha Star Sponsor(7)	3,417,142	10.65%	3,417,142	10.99%
Existing PubCo Shareholders (8)	20,379,799	63.50%	20,289,500	65.24%
Total Pro Forma Equity Value of PubCo Ordinary Shares outstanding at Closing (including shares under Public Warrants and Private Warrants and equity incentive plan shares)(9)
Per Share Pro Forma Equity Value of PubCo Ordinary Shares outstanding at Closing(9)

Notes:

(1)	Assuming that holders of zero Alpha Star Public Shares exercise their redemption rights in connection with the Business Combination (the “No Redemptions Scenario”).
(2)	Assuming that holders of 902,999 Alpha Star Public Shares exercise their redemption rights in connection with the Business Combination (the “Maximum Redemptions Scenario”).
(3)	Does not include Alpha Star Public Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire PubCo Ordinary Shares. The Alpha Star Public Warrants represent 11,500,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one-half (1/2) of one Alpha Star Ordinary Share at an exercise price of US$11.50 per whole share, subject to adjustment. In connection with the Business Combination, Alpha Star Public Warrants will be automatically and irrevocably assumed by PubCo and converted into PubCo Warrants each entitling its holder to purchase one-half (1/2) of one PubCo Ordinary Share at a price of US$11.50 per whole share, subject to adjustment.
(4)	Does not include Alpha Star Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire PubCo Ordinary Shares. The Alpha Star Private Warrants represent 330,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one-half (1/2) of one Alpha Star Ordinary Share at an exercise price of US$11.50 per whole share, subject to adjustment. In connection with the Business Combination, Alpha Star Private Warrants will be automatically and irrevocably assumed by PubCo and converted into PubCo Warrants each entitling its holder to purchase one-half (1/2) of one PubCo Ordinary Share at a price of US$11.50 per whole share, subject to adjustment.
(5)	Excluding shares reserved for the equity incentive plan of PubCo prior to the date of the Business Combination Agreement.
(6)	Includes 11,500,000 shares underlying Alpha Star Public Warrants.
(7)	Includes 330,000 shares underlying Alpha Star Private Warrants.
(8)	Includes shares reserved for the equity incentive plan of PubCo prior to the date of the Business Combination Agreement.
(9)	In each redemption scenario, the per share pro forma equity value of PubCo Ordinary Shares will be US$10.00 at closing in accordance with the terms of the Business Combination Agreement.

Dilution per share to Alpha Star Public Shareholders is determined by its net tangible book value per share, as adjusted, while excluding the Business Combination, while giving effect to material probable or consummated transactions and other material effects on Alpha Star’s net tangible book value per share, from the offering price per share in the Alpha Star IPO paid by Alpha Star Public Shareholders as set forth as follows under the No Redemptions Scenario and the Maximum Redemptions Scenario.

	Assuming No Redemptions	Assuming Maximum Redemptions
IPO offering price per share	$10.00	$10.00
Alpha Star net tangible book value as of June 30, 2024	$56,818,153	$56,818,153
Total Alpha Star Ordinary Shares outstanding as of June 30, 2024	4,107,999	3,205,000
Alpha Star net tangible book value per share as of June 30, 2024	$13.83	$17.72
Difference between IPO offering price per share and net tangible book value per share	$3.83	$7.72

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Q: What happens if the Business Combination is not consummated?

A: If Alpha Star does not complete the Business Combination with PubCo for whatever reason, Alpha Star would search for another target business with which to complete a business combination. Subject to the Alpha Star Articles, if Alpha Star fails to complete the Business Combination with PubCo or another business combination by December 15, 2024, Alpha Star must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares and, following such redemption, Alpha Star will liquidate and dissolve.

Q: How do the Sponsor and the officers and directors of Alpha Star intend to vote on the proposals?

A: The Sponsor, as well as Alpha Star’s officers and directors, beneficially own and are entitled to vote an aggregate of approximately [          ]% of the outstanding Alpha Star Ordinary Shares as of Record Date. These holders have agreed to vote their shares in favor of the Business Combination Proposal and the Reincorporation Merger Proposal. These holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Extraordinary General Meeting.

Q: Can the Sponsor and officers and directors of Alpha Star redeem their Founder Shares in connection with consummation of the Business Combination?

A: No. The Founder Shares are not eligible to be redeemed under the Alpha Star Articles.

Q: What interests do the Sponsor and the current officers and directors of Alpha Star have in the Business Combination?

A: In considering the recommendation of Alpha Star’s board of directors to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of Alpha Star’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. Alpha Star’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to shareholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact that:

●	If the Business Combination with XDATA or another business combination is not consummated by December 15, 2024, Alpha Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Alpha Star’s board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Alpha Star IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Business Combination is consummated, each outstanding Alpha Star Ordinary Share will be converted into one PubCo Ordinary Share, subject to adjustment described herein.

●	If Alpha Star is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Alpha Star for services rendered to or, contracted for or, for products sold to, Alpha Star. If Alpha Star consummates a business combination, on the other hand, Alpha Star will be liable for all such claims.

●

The Sponsor acquired the Founder Shares, which will be converted into PubCo Ordinary Shares in connection with the Business Combination, for an aggregate purchase price of $25,000 prior to the Alpha Star IPO. Based on the average of the high $[          ] and low $[          ] prices for Alpha Star Ordinary Shares on Nasdaq on [          ], 2024, the value of the Founder Shares outstanding upon the Closing would be $[          ].

●	The Sponsor acquired the Private Units for an aggregate purchase price of $3,300,000 in the Alpha Star IPO. Based on the $[ ] price of the Public Units on Nasdaq on [ ], 2024, the value of the Private Units outstanding upon the Closing would be $[ ].

●	As a result of the prices at which the Sponsor acquired the Founder Shares and the Private Units, and their current value, the Sponsor could make a substantial profit after the completion of the Business Combination even if Alpha Star Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

●	The Sponsor and Alpha Star’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Alpha Star’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Alpha Star fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Alpha Star may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by December 15, 2024. As of the Record Date, the Sponsor and Alpha Star’s officers and directors and their affiliates had incurred [ ] unpaid reimbursable expenses.

●	If Alpha Star is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds would be approximately $[ ] reflecting the market value of Founder Shares, the market value of Private Units, the amount outstanding under promissory notes and loan agreement and out-of-pocket unpaid reimbursable expenses.

●	Alpha Star has provisions in the Alpha Star Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Alpha Star’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Alpha Star.

●	The Business Combination Agreement provides for the continued indemnification of Alpha Star’s current directors and officers and the continuation of directors and officers liability insurance covering Alpha Star’s current directors and officers.

●	Alpha Star’s Sponsor, affiliates of the Sponsor, officers and directors may make loans from time to time to Alpha Star to fund certain capital requirements. Loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to Alpha Star outside of the Trust Account.

●	Alpha Star entered into an agreement, commencing December 15, 2021, through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for certain general and administrative services, including office space, utilities and administrative services.

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●	[ ], currently a Director of Alpha Star, will be a member of the board of directors of PubCo following the closing of the Business Combination and, therefore, in the future [ ] will receive cash fees, share options or share-based awards that the board of directors of XDATA determines to pay to its non-executive directors.

●	Certain of Alpha Star’s directors and executive officers are expected to become directors and/or executive officers of the combined company and will enter into indemnification agreements with the combined company.

Q: When do you expect the Business Combination to be completed?

A: It is currently anticipated that the Business Combination will be consummated promptly following the Alpha Star Extraordinary General Meeting, which is set for [          ], 2024; however, such meeting could be adjourned or postponed to a later date, as described above. The Closing is also subject to other customary closing conditions. For a description of the conditions for the completion of the Business Combination, see the discussion in this proxy statement/prospectus under the caption, “The Business Combination Agreement — Conditions to Closing.”

Q: What do I need to do now?

A: Alpha Star urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder of Alpha Star. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q: When and where will the Extraordinary General Meeting take place?

A: The Extraordinary General Meeting will be held in person in the offices of Han Kun LLP, at 2/F, Rockefeller Center, 620 Fifth Avenue, New York, NY 10020, and virtually at [          ], [          ] Eastern Time, on [          ], 2024, or such other date, time and place to which such meeting may be postponed or adjourned. You may attend the Extraordinary General Meeting virtually by visiting [          ].

Q: Who may vote at the Extraordinary General Meeting?

A: Only holders of record of Alpha Star Ordinary Shares as of the close of business on the Record Date may vote at the Extraordinary General Meeting of shareholders. As of the Record Date, there were [          ] ordinary shares outstanding and entitled to vote.

Q: How do I vote?

A: If you are a holder of record of Alpha Star Ordinary Shares, you may vote online at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting online, we urge you to vote by proxy to ensure your vote is counted. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may still attend the Extraordinary General Meeting and vote online if you have already voted by proxy.

If your shares of Alpha Star are held in “street name” by a broker or other agent, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Extraordinary General Meeting online. However, since you are not the shareholder of record, you may not vote your shares online at the Extraordinary General Meeting unless you request and obtain a valid proxy from your broker or other agent.

Q: If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A: No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. Your broker, bank or nominee can only vote your shares without receiving your instructions on “discretionary” proposals. Your broker, bank or nominee cannot vote your shares with respect to “non- discretionary” proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non- discretionary proposal because the holder of record has not received voting instructions from the beneficial owner. A broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

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The Business Combination Proposal, the Reincorporation Merger Proposal, the Nasdaq Listing Proposal, the Governance Proposal, the Incentive Plan Proposal, the Director Appointment Proposal and the Adjournment Proposal are non- discretionary proposals. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Q: May I change my vote after I have mailed my signed proxy card?

A: Yes. If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to Alpha Star’s Secretary prior to the date of the Extraordinary General Meeting or by voting online at the Extraordinary General Meeting. Attendance at the Extraordinary General Meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to 100 Church Street, 8th Floor, New York, NY 10007, Atten: Secretary.

Q: What constitutes a quorum for the Extraordinary General Meeting?

A: A quorum is the minimum number of Alpha Star Ordinary Shares that must be present to hold a valid meeting. A quorum will be present at the Alpha Star Extraordinary General Meeting if one or more shareholders holding at least 50% of the issued and outstanding Alpha Star Ordinary Shares entitled to vote at the meeting are represented at the Extraordinary General Meeting in person or by proxy (or if a corporation or other non-natural person, by duly authorized representative or proxy). Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. As of the Record Date, [          ] Alpha Star Ordinary Shares would be required to achieve a quorum.

Q: What will happen if I abstain from voting or fail to vote at the Extraordinary General Meeting?

A: At the Extraordinary General Meeting, a properly executed proxy marked “ABSTAIN” with respect to a particular proposal will count as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the Proposals.

Q: What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A: Signed and dated proxies received by Alpha Star without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each proposal being submitted to a vote of the shareholders at the Extraordinary General Meeting.

Q: What happens if I fail to take any action with respect to the Extraordinary General Meeting?

A: If you fail to take any action with respect to the Extraordinary General Meeting and fail to redeem your Public Shares following the procedure described in this proxy statement/prospectus and the Business Combination is approved by the Alpha Star shareholders and consummated, you will become a shareholder of PubCo.

If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is not approved, you will continue to be a shareholder of Alpha Star, as applicable, and Alpha Star will continue to search for another target business with which to complete an initial business combination. If Alpha Star does not complete an initial business combination by December 15, 2024, Alpha Star must cease all operations except for the purpose of winding up, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), and as promptly as reasonably possible following such redemption, subject to the approval of Alpha Star’s remaining shareholders and its board of directors, dissolve and liquidate.

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Q: What should I do if I receive more than one set of voting materials?

A: Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Alpha Star Ordinary Shares.

Q: Who will solicit the proxies and pay the cost of soliciting proxies for the Extraordinary General Meeting?

A: Alpha Star will pay the cost of soliciting proxies for the Extraordinary General Meeting. Alpha Star has engaged Advantage Proxy, Inc. (“Advantage”) to assist in the solicitation of proxies for the Extraordinary General Meeting. Alpha Star has agreed to pay Advantage a fee of $7,500, plus disbursements, and will reimburse Advantage for its reasonable out-of-pocket expenses and indemnify Advantage and its affiliates against certain claims, liabilities, losses, damages, and expenses. Alpha Star will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of the ordinary shares and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q: Who can help answer my questions?

A: If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Alpha Star’s proxy solicitor at:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Toll Free Telephone: (877) 870-8565

Main Telephone: (206) 870-8565

Email: ksmith@advantageproxy.com

You may also obtain additional information about Alpha Star from documents filed with the SEC by following the instructions under the caption “Where You Can Find More Information.” If you are an Alpha Star Public Shareholder and you intend to seek redemption of your shares, you will need to tender your share certificates (if any) to Alpha Star’s transfer agent at the address below at least two (2) business days prior to the Extraordinary General Meeting. If you have questions regarding the certification of your position or delivery of your share certificates and redemption request, please contact:

Vstock Transfer LLC

18 Lafayette Place

Woodmere, New York 11598

Email: shay@vstocktransfer.com

Tel: (212) 828-8436

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some statements contained in this proxy statement/prospectus are forward-looking in nature. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

●	our ability to complete our initial business combination;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

●	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

●	our potential ability to obtain additional financing to complete our initial business combination;

●	our pool of prospective target businesses;

●	the ability of our officers and directors to generate a number of potential acquisition opportunities;

●	our public securities’ potential liquidity and trading;

●	the lack of a market for our securities;

●	the use of proceeds not held in the Trust Account or available to us from interest income on the Trust Account balance; or

●	our financial performance following this offering.

The forward-looking statements contained in this proxy statement/prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the Extraordinary General Meeting, you should read this entire proxy statement/prospectus carefully and the other documents referred to in this proxy statement/prospectus, including the annexes included herein.

Parties to the Business Combination

PubCo

PubCo is an exempted company incorporated in the Cayman Islands with limited liability on September 4, 2024, under the name “Xdata Group” for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of XDATA following the Business Combination.

OU XDATA GROUP

XDATA is a business-to-business (“B2B”) software development company headquartered in Estonia that specializes in providing cutting-edge financial technology (“fintech”) solutions for financial institutions that are navigating the digital transformation landscape. Geographically, it focuses on Europe, the UK, and Armenia, targeting regions with strong demand for digital transformation in the banking and financial sectors.

Alpha Star Acquisition Corporation

Alpha Star is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Alpha Star Units (trading symbol “ALSAU”), Alpha Star Ordinary Shares (trading symbol “ALSA”), Alpha Star Warrants (trading symbol “ALSAW”) and Alpha Star Rights (trading symbol “ALSAR”), are currently listed on Nasdaq. The Alpha Star Units commenced trading on the Nasdaq Stock Market on December 13, 2021, and Alpha Star announced that the holders of Alpha Star Units may elect to separately trade Alpha Star Ordinary Shares, Alpha Star Warrants and Alpha Star Rights on January 18, 2022.

The mailing address of Alpha Star’s principal executive office is 100 Church Street, 8th Floor, New York, NY 10007. Its telephone number is +1 (332) 233 4356.

Background of the Business Combination

Alpha Star is a blank check company organized under the laws of the Cayman Islands and was incorporated on March 11, 2021. Alpha Star was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Business Combination is the result of an extensive search by Alpha Star’s management team, including the Alpha Star’s board of directors, leveraging their extensive business connections and industry insights. The terms of the Business Combination Agreement are the result of extensive discussions and negotiations between representatives of Alpha Star and XDATA. The following provides a brief background of these discussions and negotiations, the Business Combination and related transactions.

Prior to the consummation of the Alpha Star IPO, neither Alpha Star, nor anyone on its behalf, had contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with XDATA.

After the IPO, Alpha Star’s officers and directors commenced an active search for prospective businesses and assets to acquire. In connection with the evaluating potential business combinations, Alpha Star contacted and were contacted by, a number of individuals with respect to potential business combination opportunities.

On June 19, 2024, XDATA and Alpha Star reached an agreement on the terms of a letter of intent (the “LOI”) and executed the LOI.

From May 2024, Alpha Star has initiated the due diligence process on XDATA, including: (i) reviewing XDATA’s diligence documents prepared according to the due diligence request list sent by Alpha Star, (ii) meetings with the management team of XDATA to understand the operations and financial status of XDATA, (iii) meetings with operating team and accounting team and (iv) engagement of Alpha Star’s Estonian local counsel as to the due diligence and regulatory requirements of XDATA under Estonian law.

From July 12, 2024 to September 12, 2024, Alpha Star and XDATA and their representatives had extensive discussion and negotiations on the Business Combination Agreement, exhibits and disclosure letters. On September 12, 2024, Alpha Star and XDATA executed the Business Combination Agreement.

The parties have continued and expect to continue regular discussions regarding the execution and timing of the Business Combination and to take all requisite corporate actions to advance towards the closing of the Business Combination.

For additional information regarding the background of the Business Combination, see the section entitled “Proposal 1 – The Business Combination Proposal – Background of the Business Combination.”

The Business Combination

Business Combination Agreement

On September 12, 2024, Alpha Star entered into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with XDATA and Roman Eloshvili, the sole shareholder of XDATA. The Business Combination Agreement provides for (i) Alpha Star will incorporate PubCo in accordance with the Companies Act (Revised) of the Cayman Islands, (ii) the merger of Alpha Star with and into PubCo (the “Reincorporation Merger”), with PubCo surviving the Reincorporation Merger, and (iii) the share exchange between PubCo and the shareholder of XDATA (the “Share Exchange”, together with Reincorporation Merger, the “Transactions” or the “Business Combination”), resulting in XDATA being a wholly owned subsidiary of PubCo. Following the Business Combination, PubCo will be a publicly traded company. Following the Business Combination, PubCo will be a publicly traded company. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement carefully and completely. The discussion of the Business Combination Agreement in this proxy statement/prospectus is only a summary of its terms. The Business Combination Agreement sets forth in full the detailed terms and conditions relating to the Business Combination. On September 23, 2024, PubCo became a party to the Business Combination Agreement by entering into a joinder agreement with Alpha Star, XDATA, and Roman Eloshvili.

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Transaction Consideration

The total consideration provided to or for the benefit of XDATA shareholders, as applicable, in the Business Combination (the “Transaction Consideration”) is based on a pre-Transaction valuation of XDATA of $180 million. The Transaction Consideration would be paid by PubCo by issuance of PubCo Ordinary Shares (the “Transaction Shares”) to XDATA shareholders at the Company Exchange Ratio as provided in the Business Combination Agreement.

Conditions to Closing

The consummation of the Business Combination is conditioned upon, among other things: (i) receipt of the required approval by the Alpha Star shareholders; (ii) receipt of the required approval by the XDATA shareholder; (iii) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Transactions; (iv) the approval for listing of PubCo Ordinary Shares and/or PubCo Warrants in connection with the Transactions upon the Closing (as defined in the Business Combination Agreement) on Nasdaq, subject only to official notice of issuance thereof; (v) effectiveness of the Registration Statement in accordance with the Securities Act, and the absence of any stop order issued by the SEC which remains in effect with respect to the Registration Statement; and (vi) necessary consents, approvals and authorizations, including but not limited to, regulatory approval by Nasdaq and the SEC, necessary third-party approvals and the expiration of any waiting period under the Hart-Scott-Rodino Act, if applicable.

The obligations of XDATA to consummate the Business Combination are also conditioned upon, among other things: (i) the accuracy of the representations and warranties of Alpha Star (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) material compliance by Alpha Star with its pre-closing covenants; and (iii) the absence of any effect, development, circumstance, fact, change or event since the date of the Business Combination Agreement that, individually or in the aggregate, has had, or would reasonably be expected to prevent or materially delay or materially impair the ability of Alpha Star to consummate the Transactions (as defined in the Business Combination Agreement) or otherwise have a material adverse effect on the Transactions.

The obligation of Alpha Star to consummate the Business Combination is also conditioned upon, among other things: (i) the accuracy of the representations and warranties of XDATA (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) material compliance by XDATA with its pre-closing covenants; (iii) the absence of any effect, development, circumstance, fact, change or event since the date of the Business Combination Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to XDATA that is continuing and uncured, (iv) (x) compliance in all respects material to XDATA and its subsidiaries taken as of whole, by XDATA and its subsidiaries with the law of the jurisdiction(s) in which it will operate its Principal Business (as defined in the Business Combination Agreement) and (y) satisfaction of all the legal requirements of the jurisdiction(s) in which it will operate its Principal Business, and (v) delivery to Alpha Star of a written memorandum of legal counsel licensed in such jurisdiction(s) to the effect that (x) among all permits as applicable to the Principal Business (A) the conduct of the Principal Business in such jurisdiction may be commenced prior to the issuance by the relevant government authorities of the permits or (B) no material obstacle exists for XDATA and/or its subsidiaries to obtain the permits in the future, and (y) among all requirements of law of such jurisdiction applicable to the Principal Business, (A) the conduct of the Principal Business may be commenced prior to compliance with the requirements with the legal requirements of such jurisdiction or (B) no material obstacle exists for XDATA and/or its subsidiaries to become in compliance with the legal requirements in the future; (vi) XDATA has obtained all the consents, approvals, authorizations, and other requirements and has removed all Lien (as defined in the Business Combination Agreement) as set forth in the XDATA Disclosure Letter (as defined in the Business Combination Agreement) to the satisfaction of Alpha Star; and (vii) Roman Eloshvili shall have terminated certain charge over shares agreement and the call option agreement dated April 7, 2022.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Transactions, including: (i) by mutual written consent of Alpha Star and XDATA; (ii) by either Alpha Star or XDATA if any law or governmental order (other than a temporary restraining order) is in effect that permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions; (iii) by either Alpha Star or XDATA if the Transactions have not occurred by December 15, 2024 (the “Termination Date”); (iv) by either Alpha Star or XDATA upon a breach of any representations, warranties, covenants or other agreements set forth in the Business Combination Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot or has not been cured within the earlier of 45 days’ following the receipt of notice from the non-breaching party and ten business days prior to the Termination Date; (v) by either Alpha Star or XDATA if the Alpha Star shareholder approval is not obtained at its shareholder meeting; or (vi) by Alpha Star if the XDATA shareholder approval is not obtained or is revoked or sought to revoke by such shareholders.

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Agreements Entered into in Connection with the Business Combination

Sponsor Voting and Support Agreement

On September 23, 2024, PubCo, Alpha Star and the Sponsor entered into a Voting and Support Agreement (the “Sponsor Voting and Support Agreement”), pursuant to which the Sponsor will agree to, among other things, (i) attend any Alpha Star shareholder meeting to establish a quorum for the purpose of approving the Alpha Star transaction proposals; (ii) vote all Alpha Star Ordinary Shares in favor of the Alpha Star transaction proposals, including the approval of the Business Combination Agreement and the transactions contemplated thereby; and (iii) vote all Alpha Star Ordinary Shares against (A) other than in connection with the Transactions (as defined in the Business Combination Agreement), any business combination agreement, Business Combination Agreement or merger (other than the Business Combination Agreement and the Transactions), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Alpha Star or any public offering of any shares of Alpha Star or, in case of a public offering only, a newly-formed holding company of Alpha Star, (B) any SPAC Alternative Transaction Proposal (as defined in the Business Combination Agreement), and (C) any amendment of the organizational documents of Alpha Star or other proposal or transaction involving Alpha Star, which, in each of cases (A) and (C), would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by Alpha Star of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Agreement (as defined in the Business Combination Agreement), the Transactions or any other Transaction or change in any manner the voting rights of any class of Alpha Star’s share capital.

See the discussion in this proxy statement/prospectus under the caption, “Agreements Entered into in Connection with the Business Combination — Sponsor Voting and Support Agreement.”

Sponsor Lock-Up Agreement

At Closing, PubCo and the Sponsor shall enter into a Sponsor Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor, among other things, agreed not to transfer any PubCo Ordinary Shares held by it immediately after the Closing during the applicable lock-up period, subject to customary exceptions. The lock-up period applicable to the Sponsor Locked-Up Shares will be (i) with respect to 100% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Private Placement Shares (as defined in the Sponsor Lock-Up Agreement), thirty (30) days from and after the Closing Date, (ii) with respect to 50% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Founder Shares (as defined in the Sponsor Lock-Up Agreement), until the earlier of (A) six (6) months from and after the Closing Date or (B) the date on which the closing Company Per Share Trading Price equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30)-Trading Day period commencing after the Closing Date, and (iii) with respect to the remaining 50% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Founder Shares until six (6) months from and after the Closing Date, or earlier in either case of (ii) and (iii) above, if subsequent to PubCo’s initial Business Combination it completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Capitalized terms in this summary of the Sponsor Lock-Up Agreement not otherwise defined herein shall have the meanings ascribed to them in the Sponsor Lock-Up Agreement.

See the discussion in this proxy statement/prospectus under the caption, “Agreements Entered into in Connection with the Business Combination — Sponsor Lock-Up Agreement.”

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XDATA Shareholder Lock-Up and Support Agreement

On September 23, 2024, PubCo, Alpha Star and the sole shareholder of XDATA entered into a Lock-Up and Support Agreement (the “XDATA Shareholder Lock-Up and Support Agreement”), pursuant to which certain XDATA shareholders agreed to, among other things, (i) attend any XDATA shareholder meeting to establish a quorum; and (ii) vote Subject Shares (as defined in the XDATA Shareholder Lock-Up and Support Agreement) held or acquired by such XDATA shareholder against (A) other than in connection with the Transactions, business combination agreement or merger (other than the Business Combination Agreement and the Transactions), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by XDATA, any of its material subsidiaries, or, in case of a public offering only, a newly-formed holding company of XDATA or such material subsidiaries, (B) any Alternative Transaction Proposal (as defined in the Business Combination Agreement), (C) other than any amendment to the organizational documents of XDATA in furtherance of Section 2.01 of the Business Combination Agreement, any amendment of the organizational documents of XDATA or other proposal or transaction involving XDATA or any of its subsidiaries and (D) any proposal or effort to revoke (in whole or in part) any approval given by a shareholder of XDATA, which, in each of cases (A) and (C), would be reasonably likely to, in any material respect, impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by XDATA of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Agreement, the Transactions or any other Transaction or change in any manner the voting rights of any class of XDATA’s share capital.

Pursuant to the XDATA Shareholder Lock-Up and Support Agreement, certain XDATA shareholders also shall agree not to transfer any PubCo Ordinary Shares held by such XDATA shareholder immediately after the Closing. The lock-up period applicable to the XDATA Shareholder Locked-Up Shares will be (i) with respect to 50% of the XDATA Shareholder Locked-Up Shares, until the earlier of (A) six (6) months from and after the Closing Date or (B) the date on which the closing Company Per Share Trading Price equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30)-Trading Day period commencing after the Closing Date, and (ii) with respect to the remaining 50% of the XDATA Shareholder Locked-Up Shares, until six (6) months from and after the Closing Date, or earlier in either case, if subsequent to PubCo’s initial Business Combination it completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of XDATA’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Capitalized terms in this summary of the XDATA Shareholder Lock-Up and Support Agreement not otherwise defined herein shall have the meanings ascribed to them in the XDATA Shareholder Lock-Up and Support Agreement.

See the discussion in this proxy statement/prospectus under the caption, “Agreements Entered into in Connection with the Business Combination — PubCo Shareholder Lock-Up and Support Agreement.”

Amended and Restated Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, PubCo, the Sponsor and certain shareholders of PubCo, as applicable, will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), to be effective as of the Closing, pursuant to which PubCo agrees to undertake certain resale shelf registration obligations in accordance with the Securities Act and the Sponsor and certain shareholders of PubCo will be granted customary demand and piggyback registration rights.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the A&R Registration Rights Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.4 and the terms of which are incorporated by reference herein.

The Proposals

At the Extraordinary General Meeting, Alpha Star shareholders will be asked to vote on the following proposals. Please see the sections titled each of the below proposals in this proxy statement/prospectus for more information.

●	The Business Combination Proposal

●	The Reincorporation Merger Proposal

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●	The Nasdaq Listing Proposal

●	The Governance Proposal

●	The Incentive Plan Proposal

●	The Director Appointment Proposal

●	The Adjournment Proposal

Extraordinary General Meeting of Alpha Star Shareholders and the Proposals

The Extraordinary General Meeting will be convened in person in the offices of Han Kun LLP, at 2/F, Rockefeller Center, 620 Fifth Avenue, New York, NY 10020, and virtually by visiting [          ] on [          ], 2024, [          ] Eastern Time, or such other date, time, and place to which such meeting may be adjourned, to consider and vote upon the Proposals. All Alpha Star shareholders at the close of business on the Record Date are cordially invited to attend and vote.

Voting Power; Record Date

Alpha Star shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned Alpha Star Ordinary Shares at the close of business on [          ], which is the Record Date for the Extraordinary General Meeting. Alpha Star shareholders will have one vote for each Alpha Star Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [          ] Alpha Star Ordinary Shares outstanding, of which [          ] were Public Shares with the rest being held by the initial shareholders and their respective affiliates (including the Sponsor).

Redemption Rights

Alpha Star Public Shareholders may redeem their Public Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal and the Reincorporation Merger Proposal. Any Alpha Star Public Shareholder may demand that Alpha Star redeem such Public Shares for a pro rata portion of the funds deposited in the Trust Account including interest earned but net of taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination in accordance with the Alpha Star Articles. If an Alpha Star Public Shareholder properly seeks redemption as described in this section and the Business Combination is consummated, Alpha Star will redeem their Public Shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

As a holder of Alpha Star Public Shares, you will be entitled to exercise your redemption rights and receive cash for any Alpha Star Public Shares to be redeemed only if you:

●	submit a written request to Vstock Transfer LLC, Alpha Star’s transfer agent, in which you (i) request that Alpha Star redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

●	either tender your share certificates (if any) to Vstock Transfer LLC, Alpha Star’s transfer agent, or deliver your Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to or on [          ], two (2) business days prior to the Extraordinary General Meeting, in order for their Public Shares to be redeemed. If you hold the shares in “street name,” you will have to coordinate with your broker, bank or nominee to have the Public Shares you beneficially own certificated and delivered electronically. Holders of Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

Any request for redemption, once made by an Alpha Star Public Shareholder, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal and the Reincorporation Merger Proposal at the Extraordinary General Meeting. If you tender your share certificates (if any) to Alpha Star’s transfer agent and later decide prior to the Extraordinary General Meeting not to elect redemption, you may request that Alpha Star’s transfer agent return your share certificates (physically or electronically). You may make such request by contacting Alpha Star’s transfer agent.

If an Alpha Star Public Shareholder exercises his, her or its redemption rights, then he, she or it will be exchanging his, her or its Alpha Star Ordinary Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if, prior to the deadline for submitting redemption requests, you properly demand redemption by following the procedure described above, and the Business Combination is consummated.

If Alpha Star Public Shareholders fail to take any action with respect to the Extraordinary General Meeting and fail to redeem their Public Shares following the procedure described in this proxy statement/prospectus and the Business Combination is approved by the Alpha Star shareholders and consummated, such Alpha Star Public Shareholders will become shareholders of PubCo.

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Appraisal Rights under the Cayman Companies Act

Holders of record of Alpha Star Ordinary Shares may have appraisal rights in connection with the Business Combination under the Cayman Companies Act. Holders of record of Alpha Star Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its Alpha Star Ordinary Shares must give written objection to the Reincorporation Merger to Alpha Star prior to the shareholder vote to approve the Reincorporation Merger and follow the procedures set out in Section 238 of the Cayman Companies Act, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration for the Alpha Star Ordinary Shares constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. Alpha Star believes that such fair value would equal the amount that Alpha Star shareholders would obtain if they exercised their redemption rights as described herein. An Alpha Star shareholder which elects to exercise appraisal rights must do so in respect of all of the Alpha Star Ordinary Shares that person holds and will lose their right to exercise their redemption rights as described herein.

Dilution

The following table summarizes the pro forma ownership of PubCo immediately following the Business Combination under no redemption scenario and maximum redemption scenario.

	Assuming No Redemptions(1)		Assuming Maximum Redemptions(2)
	Shares	%	Shares	%
Alpha Star Public Shareholders(3)	902,999	3.79%	0	-%
Alpha Star Sponsor(4)	3,205,000	13.47%	3,205,000	14.00%
Conversion from Alpha Star Public Rights	1,642,857	6.90%	1,642,857	7.18%
Conversion from Alpha Star Private Placement Rights	47,142	0.20%	47,142	0.20%
Existing PubCo Shareholders(5)	18,000,000	75.64%	18,000,000	78.62%
Total PubCo Ordinary Shares outstanding	23,797,998	100.00%	22,894,999	100.00%

In addition, the following table illustrates the pro forma ownership of PubCo immediately following the Business Combination, on a fully diluted basis, showing full exercise and conversion of all securities, including (i) the Alpha Star Public Warrants and Alpha Star Private Warrants and (ii) the shares reserved for the equity incentive plan of PubCo.

	Assuming No Redemptions(1)		Assuming Maximum Redemptions(2)
	Shares	%	Shares	%
Alpha Star Public Shareholders(3)	902,999	2.81%	0	-%
Alpha Star Sponsor(4)	3,205,000	9.99%	3,205,000	10.31%
Conversion from Alpha Star Public Rights	1,642,857	5.12%	1,642,857	5.28%
Conversion from Alpha Star Private Placement Rights	47,142	0.15%	47,142	0.15%
Existing PubCo Shareholders(5)	18,000,000	56.08%	18,000,000	57.88%
PubCo Ordinary Shares underlying Alpha Star Public Warrants	5,750,000	17.92%	5,750,000	18.49%
PubCo Ordinary Shares underlying Alpha Star Private Warrants	165,000	0.51%	165,000	0.53%
PubCo Ordinary Shares underlying shares issuable under the equity incentive plan of PubCo	2,379,799	7.42%	2,289,499	7.36%
Total PubCo Ordinary Shares outstanding	32,092,797	100.00%	31,099,498	100.00%

(1)	Assuming that holders of zero Alpha Star Public Shares exercise their redemption rights in connection with the Business Combination.
(2)	Assuming that holders of 902,999 Alpha Star Public Shares exercise their redemption rights in connection with the Business Combination.
(3)	Does not include Alpha Star Public Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire PubCo Ordinary Shares. The Alpha Star Public Warrants represent 11,500,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one-half (1/2) of one Alpha Star Ordinary Share at an exercise price of US$11.50 per whole share, subject to adjustment. In connection with the Business Combination, Alpha Star Public Warrants will be automatically and irrevocably assumed by PubCo and converted into PubCo Warrants each entitling its holder to purchase one-half (1/2) of one PubCo Ordinary Share at a price of US$11.50 per whole share, subject to adjustment.
(4)	Does not include Alpha Star Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire PubCo Ordinary Shares. The Alpha Star Private Warrants represent 330,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one-half (1/2) of one Alpha Star Ordinary Share at an exercise price of US$11.50 per whole share, subject to adjustment. In connection with the Business Combination, Alpha Star Private Warrants will be automatically and irrevocably assumed by PubCo and converted into PubCo Warrants each entitling its holder to purchase one-half (1/2) of one PubCo Ordinary Share at a price of US$11.50 per whole share, subject to adjustment.
(5)	Excluding shares reserved for the equity incentive plan of PubCo prior to the date of the Business Combination Agreement.

Dilution per share to Alpha Star Public Shareholders is determined by its net tangible book value per share, as adjusted, while excluding the Business Combination, while giving effect to material probable or consummated transactions and other material effects on Alpha Star’s net tangible book value per share, from the offering price per share in the Alpha Star IPO paid by Alpha Star Public Shareholders as set forth as follows under the No Redemptions Scenario and the Maximum Redemptions Scenario.

	Assuming No Redemptions	Assuming Maximum Redemptions
IPO offering price per share	$10.00	$10.00
Alpha Star net tangible book value as of June 30, 2024	$56,818,153	$56,818,153
Total Alpha Star Ordinary Shares outstanding as of June 30, 2024	4,107,999	3,205,000
Alpha Star net tangible book value per share as of June 30, 2024	$13.83	$17.72
Difference between IPO offering price per share and net tangible book value per share	$3.83	$7.72

Recommendation to the Alpha Star Shareholders

Alpha Star’s board of directors has determined that each of the proposals outlined herein is fair to and in the best interests of Alpha Star and its shareholders and recommended that Alpha Star shareholders vote “FOR” the Business Combination proposal, “FOR” the Reincorporation Merger Proposal, “FOR” the Nasdaq Listing Proposal, “FOR” the Governance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Appointment Proposal and “FOR” the Adjournment Proposal, if presented.

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Alpha Star’s Board of Directors’ Recommendation and Reasons for the Approval of the Business Combination

At a meeting of Alpha Star’s board of directors held on September 12, 2024, Alpha Star’s board of directors unanimously determined that the form, terms and provisions of the Business Combination Agreement, including all exhibits and schedules attached thereto, were in the best interests of Alpha Star, adopted and approved the Business Combination Agreement and the Transactions, determined to recommend to Alpha Star shareholders that they approve and adopt the Business Combination Agreement and approve the Business Combination and the other matters proposed in this proxy statement/prospectus and determined that the foregoing be submitted for consideration by Alpha Star shareholders at an Extraordinary General Meeting. When you consider the recommendation of Alpha Star’s board of directors, you should be aware that Alpha Star’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Alpha Star shareholders generally. These interests are discussed in this proxy statement/prospectus under the caption “— Interests of Alpha Star’s Directors and Officers in the Business Combination.”

Alpha Star’s board of directors unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, “FOR” the Reincorporation Merger Proposal, “FOR” the Nasdaq Listing Proposal, “FOR” the Governance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Appointment Proposal and “FOR” the Adjournment Proposal if the Adjournment Proposal is presented to the meeting.

In evaluating the Business Combination, Alpha Star’s board of directors consulted with Alpha Star’s management, financial, legal and advisors and discussed with Alpha Star’s management various industry, commercial, operational and financial information of XDATA. In addition, Alpha Star’s management, with the assistance of Alpha Star’s legal, commercial and financial advisors, conducted an extensive financial, operational, industry and legal due diligence review of XDATA, including the following:

●	participated in multiple meetings with XDATA’s management team and representatives regarding operations, intellectual property, regulatory compliance and financial prospects, among other customary due diligence matters, as well as XDATA’s business plan;

●	participated in meetings with XDATA’s legal and accounting advisors and reviewed XDATA’s financial statements;

●	reviewed XDATA’s business model and the historical financial statements of XDATA, among other financial information;

●	reviewed financial projections provided by XDATA’s management, which were prepared by XDATA’s directors and management, and the assumptions underlying those projections;

●	reviewed XDATA’s readiness to operate as a publicly traded company;

●	reviewed the material business contracts of XDATA and its subsidiaries and certain other financial, legal, accounting, intellectual property and commercial diligence; and

●	reviewed other financial aspects of XDATA and the Business Combination.

Alpha Star’s management, including its directors and officers, have many years of experience in investment management, strategic advisory services, financial analysis and operational management. In the opinion of Alpha Star’s board of directors, Alpha Star’s management, including its directors and officers, are suitably qualified to conduct the due diligence review and other investigations required in connection with the search for a business combination partner and to evaluate the operating and financial merits of companies like XDATA. Alpha Star’s board of directors believes, based on the operational, investment and financial experience, and the background of its directors, that Alpha Star’s board of directors is qualified to conclude that the Business Combination is fair, from a financial point of view, to Alpha Star’s shareholders and to make other necessary assessments and determinations regarding the Business Combination. A detailed description of the experience of Alpha Star’s directors is included in this proxy statement/prospectus under the Caption “Management of Alpha Star.”

In addition, Alpha Star’s board of directors obtained a third-party fairness opinion from CHFT Advisory and Appraisal Limited, dated [          ], 2024, to the effect that the consideration being paid in connection with the Business Combination, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, is fair from a financial point of view to Alpha Star. See the section of this proxy statement/prospectus titled “Proposal 1 — The Business Combination Proposal — Fairness Opinion” for additional information.

In reaching its unanimous resolution as described above, Alpha Star’s board of directors considered a variety of factors, including, but not limited to, the following:

●	Fulfilment of the Acquisition Criteria. The Alpha Star’s board of directors determined that XDATA satisfies a number of the criteria and guidelines that Alpha Star established at its IPO, including its attractive growth prospects and its experienced management team.

●	Public Company Readiness. The Alpha Star’s board of directors believes that XDATA is well positioned to be a public company in terms of scale and size, and is a company that public equity market investors will understand and value.

●	Experienced Management Team. Following completion of the Business Combination, XDATA will continue to be led by the same proven and experienced senior management team as prior to the Business Combination. The executive team has extensive experience in the industry. See discussion in this proxy statement/prospectus under the caption, “Management Following the Business Combination” for more details.

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●	Potential for Increase in Shareholder Value. The Alpha Star’s board of directors determined that if XDATA is able to meet its operational goals and achieve its near-to-medium term goals, then Alpha Star’s shareholders will have acquired their shares in XDATA at an attractive valuation, which would increase shareholder value.

●	Financial Analysis. The financial analysis conducted by Alpha Star’s management team and reviewed by Alpha Star’s board of directors supported the equity valuation of XDATA.

●	Other Alternatives. The Alpha Star’s board of directors’ believes, after a thorough review of other business combination opportunities reasonably available to Alpha Star, that the Business Combination represents an attractive potential business combination for Alpha Star, and that based on its review of other reasonably available business combination opportunities no better alternative is reasonably available.

●	Negotiated Transaction. The terms and conditions of the Business Combination Agreement and the Business Combination were the product of arm’s-length negotiations between the parties.

Alpha Star’s board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

●	Inability to Obtain Sufficient Working Capital. The risk that XDATA will be unable to obtain sufficient working capital, at a cost acceptable to management of XDATA, or at all, and consequently will be unable to pay all closing costs of the Business Combination and/or commence operations and/or achieve the goals of XDATA’s business plan.

●	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

●	Liquidation of Alpha Star. The risks and costs to Alpha Star if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Alpha Star being unable to effect a business combination by Alpha Star’s liquidation date and thus necessitate its liquidation.

●	Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Alpha Star from soliciting other business combination proposals, which restricts Alpha Star’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

●	Shareholder vote. The risk that Alpha Star Shareholders may fail to provide the votes necessary to effect the Business Combination.

●	Future financial performance. The risk that the future financial performance of XDATA may not meet Alpha Star’s board of directors’ expectations due to factors within XDATA’s control, including management execution, or out of its control, including economic cycles or other macroeconomic factors.

●	Closing conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Alpha Star’s control, including approval by Alpha Star’s Shareholders and approval by Nasdaq of PubCo’s listing application in connection with the Business Combination.

●	Litigation. The possibility of litigation challenging the Business Combination or an adverse judgment granting permanent injunctive relief that could indefinitely enjoin consummation of the Business Combination.

●	Fees and expenses. The fees and expenses associated with completing the Business Combination.

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●	Limited Corporate History. XDATA has a limited corporate history and may not be able to achieve or sustain profitability or accurately predict its future results of operation, which may significantly adversely affect the value of your investment.

●	Strong Competition in the industry. XDATA operates in a rapidly developing industry and if it is not able to compete successfully, its business and financial performance and results of operations may be adversely affected and the value of its securities may decline or become worthless. XDATA may not be able to compete effectively against our current and future competitors, which could have a material adverse effect on its business, financial condition and results of operations.

●	Limited Availability of Capital. XDATA may not be able to obtain additional capital on commercially reasonable terms, or at all, which could adversely affect its liquidity and financial position and ability to commence or expand its operations or fulfil its operational goals and business plan.

●	Other risks. Various other risks associated with the Business Combination, the business of Alpha Star and the business of XDATA and its subsidiaries described under the caption “Risk Factors.”

While Alpha Star’s board of directors considered potentially positive and negative factors, Alpha Star’s board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by Alpha Star’s board of directors in its consideration of the Business Combination but includes the material positive factors and material negative factors considered by Alpha Star’s board of directors in that regard. In view of the number and variety of factors and the amount of information considered, Alpha Star’s board of directors did not find it practicable to, nor did it attempt to, make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of Alpha Star’s board of directors may have given different weights to different factors. Based on the totality of the information presented, Alpha Star’s board of directors collectively reached the unanimous decision to reach the determinations described above in light of the foregoing factors and other factors that the members of Alpha Star’s board of directors felt were appropriate. Portions of this explanation of Alpha Star’s board of directors’ reasons for the Business Combination and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the discussion under the caption “Cautionary Note Regarding Forward-Looking Statements” and “Market, Industry and Other Data.” Alpha Star’s board of directors does not believe that the waiver of corporate opportunities doctrine in the Alpha Star Articles impacted Alpha Star’s search for an acquisition target.

Interests of Alpha Star’s Directors and Officers in the Business Combination

●	If the Business Combination with XDATA or another business combination is not consummated by December 15, 2024, Alpha Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Alpha Star’s board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Alpha Star IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Business Combination is consummated, each outstanding Alpha Star Ordinary Share will be converted into one PubCo Ordinary Share, subject to adjustment described herein.

●	If Alpha Star is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Alpha Star for services rendered to or, contracted for or, for products sold to, Alpha Star. If Alpha Star consummates a business combination, on the other hand, Alpha Star will be liable for all such claims.

●	The Sponsor acquired the Founder Shares, which will be converted into PubCo Ordinary Shares in connection with the Business Combination, for an aggregate purchase price of $25,000 prior to the Alpha Star IPO. Based on the average of the high $[ ] and low $[ ] prices for Alpha Star Ordinary Shares on Nasdaq on [ ], 2024, the value of the Founder Shares outstanding upon the Closing would be $[ ].

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●	The Sponsor acquired the Private Units for an aggregate purchase price of $3,300,000 in the Alpha Star IPO. Based on the $[ ] price of the Public Units on Nasdaq on [ ], 2024, the value of the Private Units outstanding upon the Closing would be $[ ].

●	As a result of the prices at which the Sponsor acquired the Founder Shares and the Private Units, and their current value, the Sponsor could make a substantial profit after the completion of the Business Combination even if Alpha Star Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

●	The Sponsor and Alpha Star’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Alpha Star’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Alpha Star fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Alpha Star may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by December 15, 2024. As of the Record Date, the Sponsor and Alpha Star’s officers and directors and their affiliates had incurred [ ] unpaid reimbursable expenses.

●	If Alpha Star is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds would be approximately $[ ] reflecting the market value of Founder Shares, the market value of Private Units, the amount outstanding under promissory notes and loan agreement and out-of-pocket unpaid reimbursable expenses.

●	Alpha Star has provisions in the Alpha Star Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Alpha Star’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Alpha Star.

●	The Business Combination Agreement provides for the continued indemnification of Alpha Star’s current directors and officers and the continuation of directors and officers liability insurance covering Alpha Star’s current directors and officers.

●	Alpha Star’s Sponsor, affiliates of the Sponsor, officers and directors may make loans from time to time to Alpha Star to fund certain capital requirements. Loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to Alpha Star outside of the Trust Account.

●	Alpha Star entered into an agreement, commencing December 15, 2021, through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for certain general and administrative services, including office space, utilities and administrative services.

●	[ ], currently a Director of Alpha Star, will be a member of the board of directors of PubCo following the closing of the Business Combination and, therefore, in the future [ ] will receive cash fees, share options or share-based awards that the board of directors of XDATA determines to pay to its non-executive directors.

●	Certain of Alpha Star’s directors and executive officers may become directors and/or executive officers of the combined company and enter into indemnification agreements with the combined company.

Compensation Received by the Sponsor

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by SPAC to the Sponsor and the price paid or to be paid for such securities or any related financing transaction. See the section titled “Proposal 1—Business Combination Proposal—Compensation Received by the Sponsor” for more information.

	Interest in Securities	Other Compensation
Sponsor	The Sponsor currently holds 2,875,000 Alpha Star Ordinary Shares issued to the Sponsor in the IPO, for which it paid $25,000, and 330,000 Private Units issued to the Sponsor in the private placement consummated simultaneously with the closing of the IPO, for which it paid $3,300,000.	On September 13, 2022, December 13, 2022, March 13, 2023, and September 20, 2023, Alpha Star issued four promissory notes in the principal amount of up to $1,000,000, $1,300,000, $2,500,000 and $2,500,000, respectively, to the Sponsor, pursuant to which the Sponsor shall loan to Alpha Star up to the related amount to pay the extension fee and transaction cost (collectively, the “Notes”). The Notes are repayable in full upon the date of the consummation of Alpha Star’s initial business combination pursuant to the Notes and related amendments. [As of the date of this proxy statement/prospectus, the balance of the Notes was $35,000.]
Commencing on December 13, 2021, the date the Alpha Star Units commenced trading on the Nasdaq, Alpha Star entered into the Administrative Services Agreement, pursuant to which Alpha Star has agreed to pay to the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative services. At the Closing, the Sponsor will be paid for its services under the Administrative Services Agreement. As of September 30, 2024, Alpha Star incurred $90,000 under the Administrative Services Agreement.

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The retention of shares by Sponsor and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Alpha Star Public Shareholders. See “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

Material U.S. Federal Income Tax Considerations

For a description of the material U.S. federal income tax consequences of the Business Combination, the exercise of redemption rights in respect of Alpha Star Ordinary Shares and the ownership and disposition of PubCo Ordinary Shares, please see the discussion in this proxy statement/prospectus under the caption “Material Tax Considerations — U.S. Federal Income Tax Considerations.”

Anticipated Accounting Treatment of the Business Combination

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Alpha Star is treated as the “acquired” company, while XDATA is treated as the accounting acquirer for financial reporting purposes. This determination was primarily based on the holders of XDATA expecting to have a majority of the voting power of the post-combination company, XDATA’s senior management comprising all of the senior management of the post-combination company, the relative size of XDATA compared to Alpha Star, and XDATA’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of XDATA issuing shares for the net assets of Alpha Star, accompanied by a recapitalization. The net assets of Alpha Star will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of XDATA.

Comparison of Rights of PubCo Shareholders and Alpha Star Shareholders

If the Business Combination is successfully completed, holders of Alpha Star Ordinary Shares will become holders of PubCo Ordinary Shares and their rights as shareholders will be governed by PubCo’s organizational documents. Please see the discussion in this proxy statement/prospectus under the caption “Comparison of Shareholders’ Rights” for more information.

Emerging Growth Company

As a company with less than US$1.235 billion in revenues for the last fiscal year, PubCo qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, PubCo will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find PubCo’s securities less attractive as a result, there may be a less active trading market for PubCo’s securities and the prices of PubCo’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. PubCo does not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies are required to adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

PubCo will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the consummation of the Business Combination, (b) in which PubCo has total annual gross revenue of at least $1.235 billion, or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which PubCo has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

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[Foreign Private Issuer

Following the Business Combination, it is anticipated that PubCo will be a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, PubCo will be permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, PubCo will not be required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. Furthermore, as a foreign private issuer, PubCo is also subject to reduced disclosure requirements and exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. As a result, PubCo’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements.]

Regulatory Matters

The Reincorporation Merger, the Share Exchange and the other transactions contemplated by the Business Combination Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of Reincorporation Merger and the Plan of Merger.

Risk Factors Summary

In evaluating the proposals to be presented at the Extraordinary General Meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed under the caption “Risk Factors,” a summary of which is set forth below. The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may adversely affect Alpha Star’s ability to effect the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of PubCo prior and subsequent to the Business Combination. Such risks include, but are not limited to:

Risks Related to the Business Combination

●	Alpha Star may not have sufficient funds to consummate the Business Combination.

●	The Business Combination remains subject to conditions that Alpha Star cannot control and if such conditions are not satisfied or waived, the Business Combination may not be consummated.

●	The exercise of Alpha Star’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Alpha Star’s shareholders’ best interest.

●	Future resales of PubCo’s ordinary shares issued in connection with the Business Combination may cause their market price to drop significantly, even if PubCo’s business is doing well.

●	Alpha Star and XDATA will incur significant transaction and transition costs in connection with the Business Combination.

●	Certain of PubCo’s shareholders, including the Sponsor, may engage in business activities which compete with PubCo or otherwise conflict with its interests.

●	Alpha Star’s current directors’ and executive officers’ affiliates own shares of Alpha Star Ordinary Shares and private placement warrants that will be worthless if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.

●	The Sponsor, an affiliate of current officers and directors of Alpha Star, is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced Alpha Star’s board of directors’ decision to pursue the Business Combination and Alpha Star’s board of directors’ decision to approve it.

●	Alpha Star may not be able to realize the anticipated benefits from the Business Combination.

●	Nasdaq may not agree to list PubCo’s securities for trading on its exchange, which could limit investors’ ability to make transactions in PubCo’s securities and subject shareholders to additional trading restrictions.

●	If the Adjournment Proposal is not approved, Alpha Star’s Board of Directors will not have the ability to adjourn the extraordinary general meeting to a later date.

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Risks Related to Alpha Star’s Business and Operations

●	Alpha Star’s shareholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management.

●	The Sponsor has agreed to vote in favor of the Business Combination, regardless of how Alpha Star Public Shareholders vote.

●	Alpha Star has identified a material weakness in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of its consolidated financial statements or cause it to fail to meet its periodic reporting obligations, which may adversely affect investor confidence in Alpha Star and, as a result, the value of Alpha Star’s shares.

●	In the event of liquidation by Alpha Star, third parties may bring claims against Alpha Star and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by shareholders could be less than $10 per share.

●	If Alpha Star’s shareholders fail to properly demand redemption rights, they will not be entitled to convert their Alpha Star Ordinary Shares into a pro rata portion of the Trust Account.

●	Activities taken by existing Alpha Star shareholders to increase the likelihood of approval of the Business Combination Proposal and other proposals could have a depressive effect on the Alpha Star Ordinary Shares.

●	There is no guarantee that an Alpha Star shareholder’s decision to redeem its shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

●	If Alpha Star is unable to complete the Business Combination or another business combination by December 15, 2024, Alpha Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, Alpha Star Public Shareholders may only receive $10 per share (or less than such amount in certain circumstances) and the Alpha Star rights and warrants will expire worthless.

●	Alpha Star’s shareholders may be held liable for claims by third parties against Alpha Star to the extent of distributions received by them.

●	Alpha Star may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.

Risks Related to XDATA’s Business and Operations

●	XDATA’s limited operating history makes it difficult to evaluate its current business and future prospects, and its recent success may not be indicative of its future results of operations.

●	XDATA’s business and operations have experienced rapid growth, and if it does not appropriately manage future growth, if any, or are unable to improve its systems and processes, its business, financial condition and results of operations will be adversely affected.

●	XDATA faces intense competition and could lose market share to its competitors, which could adversely affect its business, financial condition and results of operations.

●	XDATA derives most of its revenues from clients in the financial services industry, and any downturn, consolidation or decrease in technology spend in the financial services industry could materially and adversely affect its business, financial condition and results of operations.

●	If the market for fintech solutions develops more slowly than XDATA expects or changes in a way that it fails to anticipate, its sales would suffer and its business, financial condition and results of operations could be materially and adversely affected.

●	A breach or other compromise of XDATA’s security measures could result in unauthorized access to personal information about its clients’ customers and other individuals and other data, or disruptions to our systems or operations, which could materially and adversely impact our reputation, business, financial condition and results of operations.

●	XDATA’s products are marketed to and used by financial institutions, who are subject to extensive laws and regulations regarding the business functions and activities performed on its software solutions. Changes to any applicable statutes, regulations, rules or policies including the interpretation or implementation of statutes, regulations, rules or policies could affect XDATA in substantial and unpredictable ways including limiting the types of software products it may offer, and increasing the ability of third parties to offer competing services and products to financial institutions. Assuring that XDATA’s products adapt to changes in the compliance obligations or expectations of its customers requires significant expense and devotion of resources on its part which may adversely affect its ability to operate profitably.

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●	Privacy and data security concerns, data collection and transfer restrictions, contractual obligations and Estonian and foreign laws, regulations and industry standards related to data privacy, security and protection could limit the use and adoption of XDATA’s fintech solutions and materially and adversely affect its business, financial condition and results of operations.

●	Defects, errors or other performance problems in XDATA’s solutions could harm its reputation, result in significant costs to XDATA, impair its ability to sell its solutions and subject it to substantial liability.

●	If XDATA fails to respond to evolving technological requirements or introduce adequate enhancements and new features, its fintech solutions could become obsolete or less competitive.

●	XDATA’s ability to raise capital in a timely manner if needed in the future may be limited, or such capital may be unavailable on acceptable terms, if at all. Its failure to raise capital if needed could materially and adversely affect its business, financial condition and results of operations, and any debt or equity issued to raise additional capital may reduce the value of its securities.

Risks Related to PubCo and Its Securities

●	Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

●	Currently, there is no public market for the PubCo Ordinary Shares. Alpha Star shareholders cannot be sure that an active trading market will develop for or of the market price of the PubCo Ordinary Shares they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

●	PubCo’s share price may be volatile and could decline substantially.

●	The sale or availability for sale of substantial amounts of PubCo Ordinary Shares could adversely affect their market price.

●	PubCo will issue PubCo Ordinary Shares as consideration for the Business Combination, and PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities without approval of the holders of PubCo Ordinary Shares which would dilute existing ownership interests and may depress the market price of PubCo Ordinary Shares.

●	The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members.

●	It is not expected that PubCo will pay dividends in the foreseeable future after the proposed Business Combination.

●	PubCo’s amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of PubCo Ordinary Shares.

●	Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

●	As an exempted company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq corporate governance listing standards.

●	PubCo will be an “emerging growth company,” as defined under the federal securities laws, and PubCo cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make PubCo’s securities less attractive to investors.

●	PubCo will be required to meet the initial listing requirements to be listed on Nasdaq. However, PubCo may be unable to maintain the listing of its securities in the future.

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SELECTED HISTORICAL FINANCIAL INFORMATION

Selected Financial Information of PubCo

The following table sets forth selected historical financial information derived from PubCo’s (1) audited financial statements included elsewhere in this proxy statement/prospectus as of September 30, 2024 and for the period from September 4, 2024 (inception) to September 30, 2024. The historical results presented below are not necessarily indicative of the results to be expected for any future period.

Selected Financial Information from Statement of Operations:	For the period from September 4, 2024 (inception) to September 30, 2024
Loss from operations	(6,441)
Net Loss	(6,441)
Basic and diluted weighted average shares outstanding	1
Basic and diluted net loss per share	$(6,441)

Selected Financial Information from Statement of Cash Flow	For the period from September 4, 2024 (inception) to September 30, 2024
Net cash used in operating activities	-
Net cash provided by (used in) investing activities	-
Net cash provided by (used in) financing activities	-
Net decrease in cash in escrow	-
Cash in escrow at beginning of period	-
Cash in escrow at end of period	-

As of
Selected Financial Information from Balance Sheet:	September 30, 2024
Current liabilities	(6,440)
Total liabilities	(6,440)
Total shareholder’s deficit	6,440

Selected Financial Information of Alpha Star

The following table sets forth selected historical financial information derived from Alpha Star’s (1) audited financial statements included elsewhere in this proxy statement/prospectus as of and for the year ended December 31, 2023, and (2) unaudited financial statements included elsewhere in this proxy statement/prospectus as of September 30, 2024 and for the nine months ended September 30, 2024 and 2023. The historical results presented below are not necessarily indicative of the results to be expected for any future period.

You should carefully read the following selected financial information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alpha Star” and Alpha Star’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Selected Financial Information from Statements of Operations:	For Nine Months Ended September 30, 2024	For Nine Months Ended September 30, 2023	For the Year Ended December 31, 2023
	(Unaudited)	(Unaudited)	(Audited)
Loss from operations	$(808,801)	$(316,908)	$(435,287)
Interest and dividends earned in trust account	2,131,683	4,035,277	5,359,385
Net income	$1,322,882	$3,718,369	$4,924,098
Redeemable ordinary shares, basic and diluted	4,451,437	10,857,407	10,411,921
Redeemable ordinary shares, basic and diluted net income per shares	$0.42	$0.42	$0.58
Non-redeemable ordinary shares, basic and diluted	3,205,000	3,205,000	3,205,000
Non-redeemable ordinary shares, basic and diluted net loss per shares	$(0.17)	$(0.25)	$(0.33)

Selected Financial Information from Statements of Cash Flows:	For Nine Months Ended September 30, 2024	For Nine Months Ended September 30, 2023	For the Year Ended December 31, 2023
	(Unaudited)	(Unaudited)	(Audited)
Net cash provided by (used in) operating activities	$82,524	$(126,796)	$(235,925)
Net cash provided by investing activities	92,774,758	22,896,037	21,997,189
Net cash used in financing activities	(92,857,282)	(22,778,603)	(21,872,255)
Net decrease in cash in escrow	-	(9,362)	(110,991)
Cash in escrow at beginning of period	-	110,991	110,991
Cash in escrow at end of period	$-	$101,629	$-

	As of	As of
Selected Financial Information from Balance Sheets:	September 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Current assets	$25,125	$12,500
Non-current assets	10,962,587	101,590,662
Total assets	10,987,712	101,603,162
Current liabilities	648,242	6,189,022
Non-current liabilities	2,875,000	2,875,000
Total liabilities	3,523,242	9,064,022
Ordinary shares subject to possible redemption, 902,999 and 9,063,503 shares at redemption value of $12.05 and $11.21 per share at September 30, 2024 and December 31, 2023, respectively	10,880,063	101,605,662
Total stockholders’ deficit	$(3,415,593)	$(9,066,522)

Selected Financial Information of XDATA

The following tables present selected historical financial data for the XDATA. XDATA derived the selected statements of operations data for the fiscal years ended December 31, 2023 and 2022, and the balance sheets data as of December 31, 2023 and 2022, from its audited consolidated financial statements that are included elsewhere in this proxy statement/prospectus. XDATA’s historical results are not necessarily indicative of the results that may be expected in any future period. All amounts are in dollars.

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You should read this information together with XDATA’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XDATA.”

Consolidated Statements of comprehensive income (loss) data:	For the Year Ended December 31, 2023	For the period from April 1, 2022 (Inception) through December 31, 2022
Net Revenues	$3,526,448	$382,253
Cost of revenues	(924,114)	(84,454)
Gross profit	2,602,334	297,799
Total operating expenses	(560,508)	(181,306)
Income (loss) from operations	2,041,826	116,493
Interest expense	(11,671)	(6,106)
Others, net	(10,251)	(1,678)
Income (Loss) Before Income Taxes	2,019,904	108,709
Income tax benefits (expenses)	(4,056)	-
Net Income (Loss)	2,015,848	108,709
Foreign currency translation adjustments	53,790	(1,240)
Comprehensive income (loss)	$2,069,638	$107,469

Consolidated Cash Flow Data:	For the Year Ended December 31, 2023	For the period from April 1, 2022 (Inception) through December 31, 2022
Net cash (used in) provided by operating activities	$(90,076)	$117,301
Net cash used in investing activities	(151,314)	(204,802)
Net cash provided by financing activities	1,179,710	210,260

	As of December 31,
Consolidated Balance Sheets Data:	2023	2022
ASSETS
Cash and cash equivalents	$1,089,491	$124,484
Accounts receivable, net	2,531,781	31,449
Advance to suppliers	2,183	-
Prepayments and other current assets	64,496	35,658
Property, equipment and software, net	226,350	95,006
Intangible assets, net	41,506	93,282
Total Assets	$3,955,807	$379,879
Total Current Liabilities	1,792,094	56,427
Total Non-Current Liabilities	-	213,215
Total Liabilities	1,792,094	269,642
Total Shareholders’ Equity	2,163,713	110,237
Total Liabilities and Shareholders’ Equity	$3,955,807	$379,879

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COMPARATIVE PER SHARE INFORMATION

The following table sets forth the per share data of each of XDATA and Alpha Star on a stand-alone basis and the unaudited pro forma condensed consolidated per share data for the year ended December 31, 2023 after giving effect to the Business Combination assuming (i) no redemption of Alpha Star Ordinary Shares, and (ii) maximum redemption of Alpha Star Ordinary Shares. The pro forma earnings information for the year ended December 31, 2023 was computed as if the Business Combination had been completed.

The historical book value per share is computed by dividing total common shareholders’ equity by the number of Alpha Star Ordinary Shares outstanding at the end of the period. The pro forma combined book value per Alpha Star Ordinary Share is computed by dividing total pro forma common shareholders’ equity by the pro forma number of Alpha Star Ordinary Shares outstanding at the end of the period. The pro forma earnings per share of PubCo is computed by dividing the pro forma income available to the PubCo’s shareholders by the pro forma weighted-average number of Alpha Star Ordinary Shares outstanding over the period.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Alpha Star and XDATA and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Alpha Star and XDATA pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial information and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Alpha Star and XDATA would have been had the companies been combined during the periods presented.

	XDATA For the Year Ended December 31, 2023	Alpha Star For the Year Ended December 31, 2023	Pro Forma Combined Assuming Actual Redemption into Cash	Pro Forma Combined Assuming Maximum Redemption into Cash
Net income	$2,015,848	$4,924,098	$1,657,070	$1,657,070
Weighted average shares outstanding – basic and diluted	1	3,205,000	23,797,998	22,894,999
Basic and diluted net (loss) income per share	$2,015,848	$(0.33)	$0.07	$0.07

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SECURITIES AND DIVIDENDS

Alpha Star’s units, ordinary shares, warrants and rights are each quoted on the Nasdaq, under the symbols “ALSAU,” “ALSA,” “ALSAR,” and “ALSAW,” respectively. Each unit consists of one ordinary share, one right to receive one-seventh (1/7) of an ordinary share upon the consummation of the Business Combination, and one redeemable warrant. Each warrant entitles the holder thereof to purchase one-half (1/2) of one Alpha Star Ordinary Share at a price of $11.50 per whole share. Alpha Star Units commenced trading on Nasdaq on December 13, 2021. Alpha Star Ordinary Shares, Alpha Star Rights and Alpha Star Warrants underlying the units sold in the IPO commenced trading separately on January 18, 2022 on Nasdaq.

Alpha Star has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo’s board of directors. It is the present intention of Alpha Star’s board of directors to retain all earnings, if any, for use in its business operations and, accordingly, Alpha Star’s board does not anticipate declaring any dividends in the foreseeable future.

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RISK FACTORS

The risks described below should be carefully considered before making an investment decision. You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the Annexes, in evaluating the Business Combination and the proposals to be voted on at the Extraordinary General Meeting. This proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties. See the caption “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alpha Star” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XDATA” in this proxy statement/prospectus. The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, XDATA’s business, consolidated financial condition or results of operations. The trading price of our, or, following the Business Combination, Alpha Star’s, securities could decline due to any of these risks, and investors in our securities may lose all or part of their investment. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Alpha Star and XDATA, which later may prove to be incorrect or incomplete. Alpha Star and XDATA may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party.

Risks Related to the Business Combination

Alpha Star may not have sufficient funds to consummate the Business Combination.

As of September 30, 2024, Alpha Star had a working capital deficit of $638,117, including the $82,524 of the share redemption return and the overdraft of $15,000 from marketable security held in trust. If Alpha Star is required to seek additional capital, it would need to borrow funds from the Sponsor, its management team or other third parties to operate or it may be forced to liquidate. None of such persons is under any obligation to advance funds to Alpha Star in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to Alpha Star upon completion of the Business Combination. If Alpha Star is unable to consummate the Business Combination because it does not have sufficient funds available, Alpha Star will be forced to cease operations and liquidate the Trust Account. Consequently, Alpha Star Public Shareholders may receive less than $10 per share and their warrants will expire worthless.

The Business Combination remains subject to conditions that Alpha Star cannot control and if such conditions are not satisfied or waived, the Business Combination may not be consummated.

The Business Combination is subject to a number of conditions, including the condition that there is no legal prohibition against consummation of the Business Combination, that the PubCo Ordinary Shares be approved for listing on Nasdaq subject only to official notice of issuance thereof, receipt of shareholder approvals, continued effectiveness of the registration statement of which this proxy statement/prospectus is a part, the truth and accuracy of Alpha Star’s and XDATA’s representations and warranties made in the Business Combination Agreement, the absence of material adverse effect, the receipt of all required consents, approvals, authorizations, and other requirements and the removal of all lien. There are no assurances that all conditions to the Business Combination will be satisfied or that the conditions will be satisfied in the time frame expected.

If the conditions to the Business Combination are not met (and are not waived, to the extent waivable), either Alpha Star or XDATA may, subject to the terms and conditions of the Business Combination Agreement, terminate the Business Combination Agreement. See the section of this proxy statement/prospectus titled “The Business Combination Agreement—Termination.”

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The exercise of Alpha Star’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Alpha Star’s shareholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require Alpha Star to agree to amend the Business Combination Agreement, to consent to certain actions taken by XDATA or to waive rights that Alpha Star is entitled to under the Business Combination Agreement. Waivers may arise because of changes in the course of XDATA’s business, a request by XDATA to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on XDATA’s business and would entitle Alpha Star to terminate the Business Combination Agreement. In any of such circumstances, it would be at Alpha Star’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors and officers described in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors or officers between what he or they may believe is best for Alpha Star and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Alpha Star does not believe there will be any changes or waivers that Alpha Star’s directors and officers would be likely to make after shareholder approvals of the Business Combination Proposal and the Reincorporation Merger Proposal have been obtained. While certain changes could be made without further shareholder approvals, Alpha Star will circulate a new or amended proxy statement/prospectus and resolicit Alpha Star’s shareholders if changes to the terms of the Business Combination that would have a material impact on its shareholders or represent a fundamental change in the proposals being voted upon.

Future resales of the PubCo Ordinary Shares issued in connection with the Business Combination may cause their market price to drop significantly, even if PubCo’s business is doing well.

The sole shareholder of XDATA has entered into a lock-up and support agreement with PubCo (“XDATA Shareholder Lock-Up and Support Agreement”), and Sponsor of Alpha Star will enter into a sponsor lock-up agreement with PubCo (“Sponsor Lock-up Agreement”).

Pursuant to the Sponsor Lock-up Agreement, the Sponsor, among other things, agreed not to transfer any PubCo Ordinary Shares held by it immediately after the Closing during the applicable lock-up period, subject to customary exceptions. The lock-up period (“Sponsor Lock-Up Period”) applicable to the Sponsor Locked-Up Shares will be (i) with respect to 100% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Private Placement Shares (as defined in the Sponsor Lock-Up Agreement), thirty (30) days from and after the Closing Date, (ii) with respect to 50% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Founder Shares (as defined in the Sponsor Lock-Up Agreement), until the earlier of (A) six (6) months from and after the Closing Date or (B) the date on which the closing Company Per Share Trading Price equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30)-Trading Day period commencing after the Closing Date, and (iii) with respect to the remaining 50% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Founder Shares until six (6) months from and after the Closing Date, or earlier in either case of (ii) and (iii) above, if subsequent to PubCo’s initial Business Combination it completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Capitalized terms in this summary of the Sponsor Lock-Up Agreement not otherwise defined herein shall have the meanings ascribed to them in the Sponsor Lock-Up Agreement.

Pursuant to the XDATA Shareholder Lock-Up and Support Agreement, certain XDATA shareholders also shall agree not to transfer any PubCo Ordinary Shares held by such XDATA shareholder immediately after the Closing. The lock-up period (“XDATA Lock-Up Period”) applicable to the XDATA Shareholder Locked-Up Shares will be (i) with respect to 50% of the XDATA Shareholder Locked-Up Shares, until the earlier of (A) six (6) months from and after the Closing Date or (B) the date on which the closing Company Per Share Trading Price equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30)-Trading Day period commencing after the Closing Date, and (ii) with respect to the remaining 50% of the XDATA Shareholder Locked-Up Shares, until six (6) months from and after the Closing Date, or earlier in either case, if subsequent to PubCo’s initial Business Combination it completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of XDATA’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Capitalized terms in this summary of the XDATA Shareholder Lock-Up and Support Agreement not otherwise defined herein shall have the meanings ascribed to them in the XDATA Shareholder Lock-Up and Support Agreement.

See the section of this proxy statement/prospectus titled “Agreements Entered Into in Connection with the Business Combination—XDATA Shareholder Lock-Up and Support Agreement .”

Further, at Closing, PubCo, the Sponsor and certain shareholders of PubCo, as applicable, will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) , to be effective as of the Closing, pursuant to which PubCo agrees to undertake certain resale shelf registration obligations in accordance with the Securities Act and the Sponsor and certain shareholders of PubCo will be granted customary demand and piggyback registration rights. See the section of this proxy statement/prospectus titled “Agreements Entered Into in Connection with the Business Combination—Amended and Restated Registration Rights Agreement.”

Upon expiration of the applicable lockup period and upon the effectiveness of any registration statement PubCo files pursuant to the above- referenced Registration Rights Agreement, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, PubCo’s shareholders may sell large amounts of PubCo Ordinary Shares and PubCo Warrants in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the PubCo Ordinary Shares or the PubCo Warrants or putting significant downward pressure on the price of the PubCo Ordinary Shares or PubCo Warrants. Additionally, downward pressure on the market price of the PubCo Ordinary Shares or PubCo Warrants likely will result from sales of PubCo Ordinary Shares issued in connection with the exercise of PubCo Warrants. Further, sales of PubCo Ordinary Shares or PubCo Warrants upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of PubCo Ordinary Shares or PubCo Warrants could have a tendency to depress the price of the PubCo Ordinary Shares or the PubCo Warrants, respectively, which could increase the potential for short sales.

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We cannot predict the size of future issuances of PubCo Ordinary Shares or PubCo Warrants or the effect, if any, that future issuances and sales of PubCo Ordinary Shares or PubCo Warrants will have on the market price of the PubCo Ordinary Shares or PubCo Warrants. Sales of substantial amounts of PubCo Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may adversely affect prevailing market prices of PubCo Ordinary Shares or PubCo Warrants.

The Fairness Opinion received by Alpha Star from its financial advisor does not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion.

CHFT Advisory and Appraisal Limited, the independent valuator retained by Alpha Star in connection with the Business Combination, delivered to Alpha Star the Fairness Opinion stating that, based upon and subject to the assumptions made, procedures followed, matters considered and other qualifications and limitations set forth therein, as of [          ], 2024, [the consideration to be paid to XDATA pursuant to the Business Combination Agreement was fair, from a financial point of view, to Alpha Star.]

The Fairness Opinion of CHFT Advisory and Appraisal Limited does not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion, including changes in the operations and prospects of XDATA, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of XDATA and that may alter the value of XDATA at the effective time of the Business Combination. The Fairness Opinion does not speak as of the time the Transactions will be completed or as of any date other than the date of such opinion. CHFT Advisory and Appraisal Limited does not have an obligation or responsibility to update, revise or reaffirm its opinions based on circumstances, developments or events that may have occurred or may occur after the date of the opinion. The opinion of CHFT Advisory and Appraisal Limited is attached as Annex E to this document.

Alpha Star and XDATA will incur significant transaction and transition costs in connection with the Business Combination.

Alpha Star and XDATA have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Transactions and operating as a public company following the consummation of the Transactions. All expenses incurred in connection with the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs or paid by PubCo following the Closing.

While Alpha Star and XDATA work to complete the Business Combination, management’s focus and resources may be diverted from operational matters and other strategic opportunities.

Successful completion of the Business Combination may place a significant burden on the management of Alpha Star and XDATA and other internal resources. The diversion of management’s attention and any difficulties encountered in the transition process could harm PubCo’s business, financial condition, results of operations and prospects, including with respect to any future growth-oriented acquisitions undertaken by PubCo. Diversion of management’s attention and any difficulties encountered in the transition process could have an adverse effect on PubCo.

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Following the consummation of the Business Combination, PubCo will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, PubCo will face increased legal, accounting, administrative and other costs and expenses as a public company that XDATA does not currently incur. The Sarbanes-Oxley Act, including certain requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended (the “Dodd-Frank Act”), and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require PubCo to carry out activities that XDATA has not done previously. For example, PubCo will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if PubCo’s auditors identify a material weakness or significant deficiency in PubCo’s internal control over financial reporting), PubCo could incur additional costs rectifying those issues, and the existence of those issues could adversely affect PubCo’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with PubCo’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require PubCo to divert a significant amount of money that could otherwise be used to expand its business and achieve certain strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

PubCo may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated.

XDATA is not currently subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination and the transactions related thereto, PubCo will be required to comply with applicable requirements of Section 404 of the Sarbanes-Oxley Act, including a requirement for PubCo to evaluate annually the effectiveness of its internal controls over financial reporting. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of XDATA prior to the Business Combination. Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that, beginning with our annual report for the year ending [December 31, 2025], management assess and report annually on the effectiveness of internal control over financial reporting and identify any material weaknesses in internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act (“Section 404(b)”) requires the independent registered public accounting firm to issue an annual report that addresses the effectiveness of internal control over financial reporting, PubCo is electing to rely on the exemptions provided to it by virtue of being a foreign private issuer and emerging growth company, and consequently will not be required to comply with SEC rules that implement Section 404(b) until it loses its emerging growth company status.

PubCo may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination, including Section 404(a). If PubCo is not able to implement its current remediation efforts and the additional requirements of Section 404(a) in a timely manner or with adequate compliance, they may not be able to assess whether its internal controls over financial reporting are effective, which may subject PubCo to adverse regulatory consequences and could harm investor confidence and the market price of its ordinary shares.

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PubCo is an “emerging growth company” (as defined in the JOBS Act), and the reduced disclosure requirements applicable to emerging growth companies may make PubCo’s ordinary shares less attractive to investors than those of U.S. domestic registrants and non-emerging growth companies.

PubCo is an “emerging growth company,” as defined in the JOBS Act, and it may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States and non-emerging growth companies. These provisions include:

●	the ability to include in this proxy statement/prospectus more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

●	an exemption from the auditor attestation requirement in the assessment of PubCo’s internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and

●	to the extent that PubCo no longer qualifies as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

PubCo will follow certain Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, such laws and regulations may not contain any provisions comparable to the U.S. rules relating to the filing of reports on Form 10-Q or 8-K, the U.S. proxy rules, or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although PubCo will be subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though PubCo is required to file reports on Form 6-K disclosing the limited information which PubCo has made or is required to make public pursuant to Cayman Islands law, or is required to distribute to shareholders generally, and that is material to PubCo, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

PubCo may take advantage of certain of these provisions for up to five years or such earlier time that it is no longer an emerging growth company. PubCo would cease to be an emerging growth company if it has more than $1.235 billion in annual revenue, has more than $700 million in market value of its shares held by non-affiliates or issues more than $1.0 billion of non-convertible debt over a three-year period. PubCo may choose to take advantage of some but not all of the above-described provisions. [PubCo has taken advantage of reduced reporting requirements in this proxy statement/prospectus. Accordingly, the information contained herein may be different than the information you receive from non-emerging growth companies. As a result, PubCo’s shareholders may not have access to certain information that they deem important.]

PubCo cannot predict if investors will find the PubCo ordinary shares less attractive as a result of its reliance on exemptions under the JOBS Act. If some investors find the PubCo Securities less attractive as a result, there may be a less active trading market for PubCo Securities and their price may be more volatile.

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PubCo is expected to qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be exempt from certain provisions applicable to U.S. domestic public companies.

Since PubCo is expected to qualify as a foreign private issuer under the Exchange Act immediately following the consummation of the Business Combination, it will be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

PubCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information that PubCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, if you continue to hold PubCo’s securities, you may receive less or different information about PubCo than you currently receive about a U.S. domestic public company.

PubCo could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of the outstanding PubCo Ordinary Shares become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of PubCo’s directors or officers are U.S. citizens or residents; (2) more than 50% of PubCo’s assets are located in the United States; or (3) PubCo’s business is administered principally in the United States. If PubCo loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, PubCo would likely incur substantial costs in fulfilling these additional regulatory requirements and members of PubCo’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As a company incorporated in the Cayman Islands, PubCo will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq corporate governance listing standards.

PubCo is incorporated in the Cayman Islands, and, after the consummation of the Business Combination, its securities will be listed on Nasdaq. Nasdaq market rules permit a foreign private issuer like PubCo to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies. Among other things, PubCo is not required to have: (1) a majority of the board of directors consisting of independent directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year.

Although not required and as may be changed from time to time, PubCo intends to have, as of the consummation of the Business Combination, a majority-independent board of directors, a majority-independent compensation committee and a nominating committee. Subject to the foregoing, PubCo intends to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.

Alpha Star’s and XDATA’s operations may be restricted during the pendency of the Business Combination pursuant to terms of the Business Combination Agreement.

Prior to the consummation of the Business Combination, XDATA is subject to customary interim operating covenants relating to carrying on its business in the ordinary course of business and is also subject to customary restrictions on actions that may be taken during such period without Alpha Star’s consent. As a result, XDATA may be unable, during the pendency of the Business Combination, to make certain expenditures, make any loans or otherwise pursue other actions, even if such actions would prove beneficial.

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Alpha Star is, prior to the consummation of the Business Combination, also subject to customary interim operating covenants relating to carrying on its business in the ordinary course of business and is also subject to customary restrictions on actions that may be taken during such period without XDATA’s consent. As a result, Alpha Star may be unable, during the pendency of the Business Combination, to settle certain claims, borrow money or otherwise pursue other actions, even if such actions would prove beneficial.

PubCo may incur successor liabilities due to conduct arising prior to the completion of the Business Combination.

PubCo may be subject to certain liabilities of Alpha Star and XDATA. Alpha Star and XDATA at times may each become subject to litigation claims in the operation of their respective businesses. From time to time, Alpha Star and XDATA may also face claims from third parties, and some of these claims may lead to litigation. Alpha Star and XDATA may also initiate certain claims against third parties. Any litigation may be expensive and time-consuming and could divert management’s attention from Alpha Star’s and XDATA’s business and negatively affect its operating results or financial condition. The outcome of any litigation cannot be guaranteed, and adverse outcomes can affect Alpha Star, XDATA and PubCo negatively.

Certain of PubCo’s shareholders, including the Sponsor, may engage in business activities which compete with PubCo or otherwise conflict with its interests.

The Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with PubCo. None of the Sponsor, any of their respective affiliates or any director who is not employed by PubCo (including any non-employee director who serves as one of PubCo’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which PubCo operates. The Sponsor also may pursue acquisition opportunities that may be complementary to PubCo’s business and, as a result, those acquisition opportunities may not be available to PubCo.

Subsequent to the completion of the Business Combination, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and PubCo’s ordinary share price, which could cause you to lose some or all of your investment.

Although Alpha Star has conducted extensive due diligence on XDATA, Alpha Star cannot assure you that this diligence will surface all material issues that may be present in XDATA’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of XDATA’s business and outside of its control will not later arise. As a result of these factors, PubCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in its reporting losses. Even if Alpha Star’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Alpha Star’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on PubCo’s liquidity, the fact that PubCo reports charges of this nature could contribute to negative market perceptions of PubCo or its securities. In addition, charges of this nature may cause PubCo to violate net worth or other covenants to which PubCo may be subject as a result of assuming pre-existing debt held by XDATA’s business or by virtue of PubCo obtaining post-combination debt financing. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

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A market for PubCo’s securities may not develop or be sustained, which would adversely affect the liquidity and price of such securities.

Following the Business Combination, the price of PubCo’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for PubCo’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of PubCo’s securities after the Business Combination can vary due to general economic conditions and forecasts, PubCo’s general business condition and the release of its financial reports. Additionally, if PubCo’s securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or PubCo’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of PubCo’s securities may be more limited than if PubCo was quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about PubCo, its business, or its market, or if they change their recommendations regarding PubCo’s ordinary shares adversely, then the price and trading volume of PubCo’s ordinary shares could decline.

The trading market for PubCo’s ordinary shares will be influenced by the research and reports that industry or financial analysts publish about its business. PubCo does not control these analysts, or the content and opinions included in their reports. As a new public company, PubCo may be slow to attract research coverage and the analysts who publish information about PubCo’s ordinary shares will have had relatively little experience with PubCo, which could affect their ability to accurately forecast PubCo’s results and make it more likely that PubCo fails to meet their estimates. In the event that PubCo obtains industry or financial analyst coverage, if any of the analysts who cover PubCo issues an inaccurate or unfavorable opinion regarding it, PubCo’s share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If PubCo’s financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade PubCo’s ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of PubCo or fail to publish reports on it regularly, PubCo’s visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

PubCo Securities to be received by Alpha Star’s shareholders as a result of the Business Combination will have different rights from Alpha Star securities.

Following completion of the Business Combination, Alpha Star’s shareholders will no longer be shareholders of Alpha Star but will instead be shareholders of PubCo. There will be important differences between your current rights as an Alpha Star shareholder and your rights as a PubCo shareholder. See “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with PubCo Securities.

PubCo’s issuance of additional share capital in connection with acquisitions, investments, financings, its equity incentive plans, the exercise of PubCo Warrants or otherwise will dilute all other shareholders.

As part of PubCo’s business strategy, it may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. PubCo also expects to issue additional share capital in the future in connection with financings, grant of equity awards under its equity incentive plans, the exercise of PubCo Warrants, and its contractual obligations to certain existing or new investors.

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As a result of additional share issuance(s), (i) PubCo’s existing shareholders’ proportionate ownership interest in PubCo may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding share of PubCo may be diminished; and (iv) the market price of PubCo’s securities may decline.

PubCo may issue additional ordinary shares or other equity securities without seeking approval of PubCo’s shareholders, which would dilute your ownership interests and may depress the market price of PubCo’s ordinary shares.

Upon consummation of the Business Combination, PubCo will have warrants outstanding to purchase up to an aggregate of [          ] PubCo Ordinary Shares. Further, PubCo may choose to seek third party financing to provide additional working capital for its business, in which event PubCo may issue additional equity securities. Following the consummation of the Business Combination, PubCo may also issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional ordinary shares or other equity securities of equal or senior rank would have the following effects:

●	PubCo’s existing shareholders’ proportionate ownership interest will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding PubCo ordinary share may be diminished; and

●	the market price of PubCo Ordinary Shares may decline.

Even if we consummate the Business Combination, there is no guarantee that the Alpha Star Warrants will ever be in the money, they may expire worthless, and the terms of Alpha Star’s Warrants may be amended.

The exercise price for the Alpha Star Warrants is $11.50 per ordinary share. Upon consummation of the Business Combination, each Alpha Star Warrant will become one PubCo Warrant. There is no guarantee that the PubCo Warrants, following the Business Combination, will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. If Alpha Star is unable to complete an initial business combination, Alpha Star Warrants may expire worthless.

It is not expected that PubCo will pay dividends in the foreseeable future after Closing.

It is expected that PubCo will retain most, if not all, of its available funds and any future earnings after Closing to fund the development and growth of its business. As a result, it is not expected that PubCo will pay any cash dividends in the foreseeable future.

After the Closing, PubCo’s board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by PubCo from subsidiaries, PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that the shares of PubCo will appreciate in value after Closing or that the trading price of the shares will not decline. Holders of PubCo Ordinary Shares should not rely on an investment in PubCo Ordinary Shares as a source for any future dividend income.

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Alpha Star’s current directors’ and executive officers’ affiliates own shares of Alpha Star Ordinary Shares and private placement warrants that will be worthless if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.

If the Business Combination or another business combination is not consummated by December 15, 2024, Alpha Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. The Sponsor purchased an aggregate of 330,000 Private Placement Units at a price of $10.00 per unit, simultaneously with the consummation of the Alpha Star IPO and the subsequent exercise of the underwriter’s overallotment option, for an aggregate purchase price of $3,300,000. The Private Placement Units will become worthless if Alpha Star does not consummate a business combination by December 15, 2024. On the other hand, if the Business Combination is consummated, each outstanding Alpha Star Unit will be automatically separated and the holder thereof will be deemed to hold one Alpha Star Ordinary Share, one Alpha Star Right and one Alpha Star Warrant. Immediately prior to the First Effective Time, each seven (7) Alpha Star Rights will automatically and irrevocably be converted into one (1) Alpha Star Ordinary Share. At the First Effective Time, (i) each Alpha Star Ordinary Share issued and outstanding, will automatically be converted into the right of the holder thereof to receive one (1) PubCo Ordinary Share; (ii) each Alpha Star Warrant will automatically and irrevocably be assumed by PubCo and converted into one (1) PubCo Warrant, subject to the same terms and conditions prior to the First Effective Time.

These financial interests may have influenced the decision of Alpha Star’s directors and officers to approve the Business Combination and to continue to pursue the Business Combination. In considering the recommendations of Alpha Star’s board of directors to vote for the Business Combination Proposal, the Reincorporation Merger Proposal and other proposals, its shareholders should consider these interests. See the section of this proxy statement/prospectus titled “Proposal 1 — The Business Combination Proposal — Interests of Alpha Star’s Directors and Officers in the Business Combination.”

The Sponsor, an affiliate of current officers and directors of Alpha Star, is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced Alpha Star’s board of directors’ decision to pursue the Business Combination and Alpha Star’s board of directors’ decision to approve it.

If the Business Combination or another business combination is not consummated by Alpha Star on or before December 15, 2024, the Sponsor, an affiliate of current officers and directors of Alpha Star, will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Alpha Star for services rendered or contracted for or for products sold to Alpha Star, but only if such a vendor or target business has not executed a waiver agreement. If Alpha Star consummates a business combination, on the other hand, Alpha Star will be liable for all such claims. Alpha Star has no reason to believe that the Sponsor will not be able to fulfill its indemnity obligations to Alpha Star.

These obligations of the Sponsor may have influenced Alpha Star’s board of directors’ decision to pursue the Business Combination with XDATA or Alpha Star’s board of directors’ decision to approve the Business Combination. In considering the recommendations of Alpha Star’s board of directors to vote for the Business Combination Proposal, the Reincorporation Merger Proposal and other proposals, shareholders should consider these interests. See the section of this proxy statement/prospectus titled “Proposal 1— The Business Combination Proposal — Interests of Alpha Star’s Directors and Officers in the Business Combination.”

Alpha Star’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Alpha Star Public Shareholders in the event a business combination is not consummated.

If proceeds in the Trust Account are reduced below $10.00 per public share and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Alpha Star’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Alpha Star currently expects that its independent directors would take legal action on Alpha Star’s behalf against the Sponsor to enforce the Sponsor’s indemnification obligations, it is possible that Alpha Star’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If Alpha Star’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Alpha Star Public Shareholders may be reduced below $10.00 per share.

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The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.

In general, either Alpha Star or XDATA may refuse to complete the Business Combination if there is a material adverse effect affecting the other party between the signing date of the Business Combination Agreement and the planned closing. However, certain types of changes may not necessarily permit Alpha Star to refuse to consummate the Business Combination, even if such change could be said to have a material adverse effect on XDATA, including the following events (except, in certain cases where the change has a disproportionate effect on a party):

●	changes in law, regulatory policies, accounting standards or principles (including GAAP) or any guidance relating thereto or interpretation thereof;

●	changes generally affecting the economy, political, business, and the financial market conditions generally;

●	changes affecting any of the industries in which the XDATA and its subsidiaries operate or the economy as a whole;

●	any epidemic, pandemic or disease outbreak; or

●	changes attributable to the public announcement or pendency of the Transactions or the execution or performance of the Business Combination Agreement.

Furthermore, Alpha Star or XDATA may waive the occurrence of a material adverse effect affecting the other party. If a material adverse effect occurs and the parties still consummate the Business Combination, the market trading price of PubCo Ordinary Shares and PubCo Warrants may suffer.

Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, Alpha Star expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that Alpha Star expects to achieve from the Business Combination.

Alpha Star and XDATA have no history operating as a combined company. The unaudited pro forma condensed combined financial information may not be an indication of XDATA’s financial condition or results of operations following the Business Combination, and accordingly, you have limited financial information on which to evaluate XDATA and your investment decision.

XDATA has a limited operating history and XDATA and Alpha Star have no prior history as a combined entity and their operations have not been previously managed on a combined basis. The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of Alpha Star and XDATA, and is presented for illustrative purposes only and should not be considered to be an indication of the results of operations including, without limitation, future revenue, or financial condition of Alpha Star following the Business Combination. Certain adjustments and assumptions have been made regarding Alpha Star after giving effect to the Business Combination. XDATA and Alpha Star believe these assumptions are reasonable. However, the information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments are difficult to make with accuracy. These assumptions may not prove to be accurate, and other factors may affect Alpha Star’s results of operations or financial condition following the consummation of the Business Combination. For these and other reasons, the historical and pro forma condensed combined financial information included in this proxy statement/prospectus does not necessarily reflect XDATA’s results of operations and financial condition and the actual financial condition and results of operations of PubCo following the Business Combination may not be consistent with, or evident from, this pro forma financial information.

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The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the Transactions or PubCo’s future results.

This proxy statement/prospectus contains projections and forecasts prepared by XDATA. None of the projections and forecasts included in this proxy statement/prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination or toward complying with SEC guidelines or GAAP. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of XDATA and Alpha Star and exclude, among other things, transaction-related expenses. Important factors that may affect actual results and results of PubCo’s operations following the Business Combination, or could lead to such projections and forecasts not being achieved include, but are not limited to: client demand for PubCo’s products, an evolving competitive landscape, rapid technological change, margin shifts in the industry, regulation changes in a highly regulated environment, successful management and retention of key personnel, unexpected expenses and general economic conditions. As such, these projections and forecasts may be inaccurate and should not be relied upon as an indicator of actual past or future results.

The fact that XDATA is not an SEC registrant limits Alpha Star’s access to some information that may be relevant to the Business Combination. This may result in a business combination that is not as profitable as Alpha Star suspects.

XDATA is not currently subject to the reporting requirements of an SEC registrant, which required Alpha Star to make decisions on whether to pursue the Business Combination on the basis of limited information provided by XDATA, which may result in the Business Combination being less profitable than Alpha Star suspected, if at all.

The scope of due diligence Alpha Star has conducted in conjunction with the Business Combination may be different than would typically be conducted in the event XDATA pursued an underwritten initial public offering, and you may be less protected as an investor from any material issues with respect to XDATA’s business, including any material omissions or misstatements contained in the registration statement or this proxy statement/prospectus, than an investor in an initial public offering.

The scope of due diligence Alpha Star has conducted in conjunction with the Business Combination may be different than would typically be conducted in the event XDATA pursued an initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatements or omission in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of PubCo Ordinary Shares and PubCo Warrants that will be issued pursuant to the registration statement of which this proxy statement/prospectus forms a part and thus no corresponding right of action is available to investors in the Business Combination for any material misstatements or omissions in such registration statement. Therefore, as an investor in the Business Combination, you may be exposed to future write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative impact on PubCo’s financial condition and its share price, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten offering.

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Alpha Star may not be able to realize the anticipated benefits from the Business Combination.

The successful completion of the Business Combination may not yield the anticipated benefits or the benefits may not occur in the anticipated time frame. Moreover, the ability to realize the benefits in the expected time frame may be materially adversely affected by a number of factors. The proposed Business Combination to date has placed, and future acquisitions could continue to place, significant demands on both XDATA’s and Alpha Star’s administrative, operational and financial resources and may also result in the assumption of unexpected liabilities and may divert management’s attention from the operation of XDATA’s business.

Nasdaq may not agree to list PubCo’s securities for trading on its exchange, which could limit investors’ ability to make transactions in PubCo’s securities and subject shareholders to additional trading restrictions.

Alpha Star’s securities are currently listed on Nasdaq. However, neither Alpha Star nor XDATA can assure that PubCo’s securities will be listed on Nasdaq after the Business Combination. In order to continue listing PubCo’s securities on Nasdaq after the Business Combination, PubCo must maintain certain financial, distribution and share price levels. Generally, PubCo must maintain a minimum amount in shareholders’ equity and a minimum number of holders of PubCo’s securities. Additionally, in connection with the Business Combination, PubCo will be required to comply with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to maintain the listing of PubCo’s securities on the Nasdaq. Neither Alpha Star nor XDATA can assure you that PubCo will be able to meet those initial listing requirements or obtain all the necessary approvals. Failure to obtain the necessary approvals will result in the failure of the Business Combination to be consummated. If Nasdaq delists PubCo’s securities from trading on its exchange and PubCo is not able to list its securities on another national securities exchange, Alpha Star expects PubCo’s securities could be quoted on an over-the-counter market. If this were to occur, PubCo could face significant material adverse consequences, including:

●	a limited availability of market quotations for PubCo’s securities;

●	reduced liquidity for PubCo’s securities;

●	a determination that PubCo’s securities are “penny stocks” which will require brokers trading in PubCo’s ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for PubCo’s securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The ability of Alpha Star public shareholders to exercise redemption rights with respect to a large number of Alpha Star Shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem Alpha Star stock.

If the Business Combination is not consummated and if you have not validly elected to redeem your Alpha Star Ordinary Shares, you would not receive your pro rata portion of the Trust Account until the Trust Account is liquidated. If you are in need of immediate liquidity, you could attempt to sell your Alpha Star Ordinary Shares in the open market; however, at such time Alpha Star Ordinary Shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with Alpha Star’s redemption until Alpha Star liquidates or you are able to sell your Alpha Star Ordinary Shares in the open market.

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Public shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the public shares.

A public shareholder, together with any affiliate or any other person with whom such shareholder is acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, if you hold more than 15% of the public shares and the Business Combination Proposal and the Reincorporation Merger Proposal are approved, you will not be able to seek redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 15% or sell them in the open market. Alpha Star cannot assure you that the value of such excess shares will appreciate over time following a business combination or that the market price of Alpha Star Shares will exceed the per-share redemption price.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the laws of the Cayman Islands, conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.

PubCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands and, following the Business Combination, will conduct a majority of its operations outside the United States. Substantially all of PubCo’s assets are located outside the United States. A majority of PubCo’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon PubCo’s directors or officers, or to enforce judgments obtained in the United States courts against PubCo’s directors or officers.

PubCo’s corporate affairs will be governed by the PubCo Articles, the Cayman Companies Act and the common law of the Cayman Islands. The rights of PubCo’s shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and some U.S. states may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against PubCo or PubCo’s directors or officers judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) entertain original actions brought in the Cayman Islands against PubCo or PubCo’s directors or officers predicated upon the securities laws of the United States or any state in the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final and conclusive; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. As the courts of the Cayman Islands have yet to rule on making such a determination, it is uncertain whether such civil liability judgments from United States courts would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders of such companies) or to obtain copies of lists of shareholders of these companies. PubCo’s directors shall have discretion under the PubCo Articles that will effect upon the effective time of the Reincorporation Merger, to determine whether or not, and under what conditions, PubCo’s corporate records may be inspected by PubCo’s shareholders, but are not obliged to make them available to PubCo’s shareholders. This may make it more difficult for PubCo’s shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the PubCo Board or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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Economic substance legislation of the Cayman Islands may adversely impact PubCo or its operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” conducting a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is PubCo. There are nine designated “relevant activities” under the ES Act, and for so long as PubCo is carrying on activities which falls within any of the designated relevant activities, it shall comply with all applicable requirements under the ES Act. If the only business activity that PubCo carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, PubCo is a “pure equity holding company” and will therefore only be subject to the minimum substance requirements, which require PubCo to (i) comply with all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that PubCo will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on PubCo’s business and operations.

The Financial Action Task Force’s Increased Monitoring of the Cayman Islands.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list.” When the FATF places a jurisdiction under increased monitoring, it means the country has committed to swiftly resolve the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that time frame. In its October 2021 plenary, the FATF positively recognized the ongoing efforts of the Cayman Islands to improve its anti-money laundering and counter-terrorist financing regime. Despite the progress the Cayman Islands is making on satisfying the final outstanding recommendations (being considered as compliant or largely compliant in 39 of the FATF’s 40 recommendations and having completed 61 out of 63 FATF recommendation actions), it is still unclear how long this designation will remain in place and what ramifications, if any, the designation will have for PubCo.

If PubCo or any of its subsidiaries are characterized as a PFIC for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of PubCo and its subsidiaries, PubCo does not believe it will be treated as a PFIC for the taxable year that includes the Business Combination. However, there can be no assurances in this regard or any assurances that PubCo will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and PubCo cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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Whether PubCo or any of its subsidiaries qualify as a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of PubCo’s income and assets, and the market value of its and its subsidiaries’ shares and assets. Changes in the composition of PubCo’s income or composition or any of its subsidiaries’ assets may cause PubCo to be or become a PFIC for the current or subsequent taxable years. Whether PubCo is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If PubCo is a PFIC for any taxable year, a U.S. Holder of PubCo’s ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. U.S. Holders of PubCo Ordinary Shares and PubCo warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to PubCo and the ownership of its ordinary shares, rights and warrants.

If a U.S. Holder is treated as owning at least 10% of the PubCo Ordinary Shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of PubCo’s ordinary shares, such person may be treated as a “United States shareholder” with respect to PubCo, or any of its subsidiaries, if PubCo or such subsidiary is a “controlled foreign corporation.” If PubCo has one or more U.S. subsidiaries, certain of PubCo’s non-U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether PubCo is treated as a controlled foreign corporation (although there are recently promulgated final and currently proposed Treasury regulations that may limit the application of these rules in certain circumstances).

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. PubCo cannot provide any assurances that it will assist U.S. Holders in determining whether PubCo or any of its subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if PubCo, or any of its subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes.

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The proposed Business Combination may be delayed or ultimately prohibited since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”).

The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review certain direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President prohibit it or order divestment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

We do not believe that any of the facts or relationships with respect to the Business Combination would subject the proposed Business Combination to regulatory review by a U.S. government entity or authority, including review by CFIUS, or result in a material delay of the consummation of the Business Combination. Moreover, the parties believe that PubCo is not a Technologies, critical Infrastructure and personal Data U.S. business, as that term is defined in 31 C.F.R. § 800.248, and as a result, it is not mandatory to submit a CFIUS filing with respect to the Business Combination.

Nevertheless, Alpha Star and the Sponsor have equity holders that may have ties with non-U.S. persons, and therefore, we risk CFIUS intervention, before or after closing the Business Combination. If CFIUS determines it has jurisdiction, CFIUS may decide to recommend a block or delay the Business Combination, or impose conditions with respect to it, which may delay or prevent us from consummating the Business Combination. The process of government review, whether by CFIUS or otherwise, could be lengthy. Because Alpha Star has only a limited time to complete its initial business combination, a failure to obtain any required approvals within the requisite time period may require Alpha Star to liquidate. If it is unable to consummate the Business Combination within the applicable time period required, including as a result of extended regulatory review, Alpha Star will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to Alpha Star but net of taxes payable (and less up to $50,000 of interest to pay liquidation expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Alpha Star Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Alpha Star’s board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to Alpha Star’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from the Business Combination and the potential appreciation in value of such investment. Additionally, the Alpha Star Warrants will become worthless.

If the Adjournment Proposal is not approved, Alpha Star’s Board of Directors will not have the ability to adjourn the extraordinary general meeting to a later date.

If, at the extraordinary general meeting, the chairman presiding over the extraordinary general meeting determines that it would be in the best interests of Alpha Star to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt one or more proposals presented to shareholders for a vote, the chairman presiding over the extraordinary general meeting will seek approval to adjourn the extraordinary general meeting to a later date or dates. If the Adjournment Proposal is not approved, the chairman will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes. In such event, the Business Combination would not be completed.

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If the Business Combination is not completed, potential target businesses may have leverage over Alpha Star in negotiating a business combination, Alpha Star’s ability to conduct due diligence on a business combination as it approaches its dissolution deadline may decrease, and it may have insufficient working capital to continue to pursue potential target businesses, each of which could undermine its ability to complete a business combination on terms that would produce value for Alpha Star shareholders.

Any potential target business with which Alpha Star enters into negotiations concerning an initial business combination will be aware that Alpha Star must complete its initial business combination by December 15, 2024. Consequently, if Alpha Star is unable to complete this Business Combination, a potential target business may obtain leverage over it in negotiating an initial business combination, knowing that if Alpha Star does not complete its initial business combination with that particular target business, it may be unable to complete its initial business combination with any target business. This risk will increase as Alpha Star gets closer to the timeframe described above. In addition, Alpha Star may have limited time to conduct due diligence and may enter into its initial business combination on terms that it would have rejected upon a more comprehensive investigation. Additionally, Alpha Star may have insufficient working capital to continue efforts to pursue a business combination.

The Reincorporation Merger may not qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) or may be taxable under Section 367(a) of the Code, potentially causing U.S. Holders of Alpha Star Ordinary Shares, Alpha Star rights and/or Alpha Star Warrants to recognize gain or loss for U.S. federal income tax purposes.

It is intended that the Reincorporation Merger (i) qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) does not result in gain being recognized by U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) of Alpha Star Common Stock, Alpha Star rights and/or Alpha Star Warrants immediately prior to the Effective Time under Section 367(a) of the Code (other than with respect to any such holder that would own, actually or constructively, 5% or more (by vote or value) of the outstanding PubCo Ordinary Shares immediately after the Reincorporation Merger that fails to enter into a valid “gain recognition agreement” with respect to the transferred Alpha Star Common Stock) (collectively, the “Intended Tax Treatment”). The parties intend to report the Reincorporation Merger in a manner consistent with the Intended Tax Treatment. However, there are significant factual and legal uncertainties as to whether the Reincorporation Merger will qualify for the Intended Tax Treatment. For example, under Section 368(a) of the Code, the acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance directly on point as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with only investment-type assets, such as Alpha Star. Moreover, the closing of the Reincorporation Merger is not conditioned upon the receipt of an opinion of counsel that the Reincorporation Merger will qualify for the Intended Tax Treatment, and neither Alpha Star nor XDATA intends to request a ruling from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax treatment of the Reincorporation Merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain a challenge by the IRS.

If, as of the Closing Date, any requirement for Section 368(a) of the Code is not met, then a U.S. Holder of Alpha Star Common Stock, Alpha Star Rights and/or Alpha Star Warrants may recognize gain or loss in an amount equal to the difference, if any, between the fair market value (as of the Closing Date) of PubCo Ordinary Shares, PubCo rights and/or PubCo warrants received in the Reincorporation Merger, over such U.S. Holder’s aggregate tax basis in the corresponding Alpha Star Common Stock, Alpha Star rights and/or Alpha Star Warrants surrendered by such U.S. Holder in the Reincorporation Merger.

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If, as of the Closing Date, the Reincorporation Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, but any requirement for Section 367(a) of the Code is not satisfied, then a U.S. Holder of Alpha Star Common Stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the Closing Date of PubCo Ordinary Shares (and, if U.S. Holder’s Alpha Star Warrants convert to PubCo warrants, the fair market value of PubCo warrants) received in the Reincorporation Merger, over such U.S. Holder’s aggregate tax basis in the Alpha Star Common Stock (and Alpha Star right or warrants, if any) surrendered by such U.S. Holder in the Reincorporation Merger.

U.S. Holders of Alpha Star Common Stock, Alpha Star rights and/or Alpha Star Warrants are urged to consult their own tax advisors to determine the tax consequences if the Reincorporation Merger does not qualify for the Intended Tax Treatment.

Risks Related to Alpha Star’s Business and Operations

Alpha Star’s shareholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management.

Upon the issuance of PubCo Ordinary Shares to Alpha Star and XDATA shareholders, current Alpha Star shareholders’ percentage ownership will be diluted. Assuming no public shareholders exercise their redemption rights, that no ordinary shares are issued in connection with additional financings, current Alpha Star shareholders’ percentage ownership in PubCo following the Business Combination would be [          ]%. Under the same assumptions and assuming that the maximum number of public shares that could be redeemed in connection with the Business Combination are redeemed in connection with the Business Combination, current Alpha Star shareholders’ percentage ownership in PubCo upon the consummation of the Business Combination would be [          ]%. The percentage of PubCo Ordinary Shares that will be owned by current Alpha Star shareholders as a group will vary based on the number of Alpha Star Ordinary Shares for which the holders thereof request redemption in connection with the Business Combination. Consequently, Alpha Star’s shareholders, as a group, will have reduced ownership and voting power in PubCo compared to their ownership and voting power in Alpha Star.

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The Sponsor has agreed to vote in favor of the Business Combination, regardless of how Alpha Star Public Shareholders vote.

The Sponsor owns and is entitled to vote an aggregate of approximately [          ]% of the outstanding Alpha Star Ordinary Shares. The Sponsor has agreed to vote their shares in favor of the Business Combination Proposal and the Reincorporation Merger Proposal. The Sponsor has also indicated that they intend to vote its shares in favor of all other proposals being presented at the meeting. Accordingly, it is more likely that the necessary shareholder approval for the Business Combination Proposal, the Reincorporation Merger Proposal and the other proposals will be received than would be the case if these holders agreed to vote its Founder Shares in accordance with the majority of the votes cast by Alpha Star Public Shareholders.

Alpha Star has identified a material weakness in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of its consolidated financial statements or cause it to fail to meet its periodic reporting obligations, which may adversely affect investor confidence in Alpha Star and, as a result, the value of Alpha Star’s shares.

Alpha Star has identified a material weakness in its internal control over financial reporting as of December 31, 2023, relating to ineffective review and approval procedures over journal entries and financial statement preparation which resulted in errors not being timely identified in previously issued financial statements, such as the misclassification of the trust account balance and deferred underwriting commissions payable as current assets and current liabilities instead of non-current assets and non-current liabilities, respectively. It concluded that the failure to timely identify such accounting errors constituted a material weakness as defined in the SEC regulations. As such, management determined that Alpha Star’s disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Exchange Act) were not effective as of December 31, 2023.

To respond to this material weakness, Alpha Star has devoted, and plans to continue to devote, significant effort and resources to the remediation and improvement of its internal control over financial reporting. While it has processes to identify and appropriately apply applicable accounting requirements, it plans to enhance our system of evaluating and implementing the complex accounting standards that apply to its financial statements. Alpha Star’s plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among its personnel and third-party professionals with whom it consults regarding complex accounting applications. The elements of its remediation plan can only be accomplished over time, and Alpha Star can offer no assurance that these initiatives will ultimately have the intended effects, or that any additional material weaknesses or of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Even if Alpha Star is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of its financial statements.

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Even if Alpha Star’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting independent testing, may issue a report that is adverse if it is not satisfied with Alpha Star’s internal controls or the level at which its controls are documented, designed, operated, or reviewed, or if the independent registered public accounting firm interprets the relevant requirements differently than Alpha Star does. If Alpha Star fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, it may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404, meet its reporting obligations, avoid material misstatements in its financial statements, or anticipate and identify accounting issues or other financial reporting risks that could materially impact its consolidated financial statements. Additionally, ineffective internal control over financial reporting could expose Alpha Star to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which it lists, regulatory investigations, and civil or criminal sanctions. Alpha Star may also be required to restate its financial statements from prior periods.

In the event of liquidation by Alpha Star, third parties may bring claims against Alpha Star and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by shareholders could be less than $10 per share.

Under the terms of the Alpha Star organizational documents, Alpha Star must complete the Business Combination or another business combination by December 15, 2024, or Alpha Star must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against Alpha Star. If Alpha Star is unable to complete a business combination within the required time period, the Sponsor has agreed that it will be liable to Alpha Star if and to the extent any claims by a vendor for services rendered or products sold to it, or a prospective target business with which it has discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account to below (i) $10.00 per public share, or (ii) such lesser amount per share of the 100% of the Alpha Star Ordinary Shares sold as part of the Alpha Star Units in its IPO held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Alpha Star’s indemnity of the underwriter of the initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Furthermore, the Sponsor will not be liable to public shareholders and instead will only have liability to Alpha Star. Alpha Star has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and, therefore, the Sponsor may not be able to satisfy those obligations. Alpha Star has not asked the Sponsor to reserve for such eventuality. Therefore, the per-share distribution from the Trust Account in such a situation may be less than the approximately $[          ] estimated to be in the Trust Account as of [          ] business days prior to the special meeting date, due to such claims.

Additionally, if Alpha Star is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Alpha Star otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholder. To the extent any bankruptcy claims deplete the Trust Account, Alpha Star may not be able to return to its public shareholder at least $10.00 per share. Further, in such an event the Alpha Star Rights and Alpha Star Warrants will expire worthless.

If Alpha Star’s shareholders fail to properly demand redemption rights, they will not be entitled to convert their Alpha Star Ordinary Shares into a pro rata portion of the Trust Account.

Alpha Star shareholders holding public shares may demand that Alpha Star convert their public shares into a pro rata portion of the Trust Account, calculated as of [          ] business days prior to the special meeting. To demand redemption rights, Alpha Star shareholders must deliver their shares (either physically or electronically) to Alpha Star’s transfer agent no later than [          ] business days prior to the special meeting. Any shareholder who fails to properly demand redemption rights by delivering his, her or its shares will not be entitled to convert his, her or its shares into a pro rata portion of the Trust Account. See the section of this proxy statement/prospectus titled “Extraordinary General Meeting of Alpha Star Shareholders—Redemption Rights” for the procedures to be followed if you wish to convert your shares to cash.

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Activities taken by existing Alpha Star shareholders to increase the likelihood of approval of the Business Combination Proposal, the Reincorporation Merger Proposal and other proposals could have a depressive effect on the Alpha Star Ordinary Shares.

At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding Alpha Star or its securities, Alpha Star, the Sponsor, Alpha Star’s officers and directors, XDATA, the XDATA officers and directors and/or their respective affiliates may purchase Alpha Star Ordinary Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the Reincorporation Merger Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Alpha Star Ordinary Shares or vote their shares of Alpha Star Ordinary Shares in favor of the Business Combination Proposal and the Reincorporation Merger Proposal. The purpose of such purchases and other transactions would be to increase the likelihood of approval of the Business Combination Proposal and the Reincorporation Merger Proposal by the holders of a majority of the outstanding shares of Alpha Star Ordinary Shares. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the Sponsor for nominal value. Entering into any such arrangements may have a depressive effect on the Alpha Star Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares of Alpha Star Ordinary Shares at a price lower than market and may therefore be more likely to sell the Alpha Star Ordinary Shares he owns, either prior to or immediately after the special meeting.

In addition, if such purchases are made, the public “float” of PubCo Ordinary Shares following the Business Combination and the number of beneficial holders of PubCo Securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of such securities on Nasdaq or another national securities exchange or reducing the liquidity of the trading market for PubCo Ordinary Shares.

There is no guarantee that an Alpha Star shareholder’s decision to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

There is no assurance as to the price at which an Alpha Star shareholder may be able to sell its PubCo Ordinary Shares in the future following the completion of the Transactions or shares with respect to any alternative business combination. Certain events following the consummation of any initial business combination, including the Transactions, may cause an increase in the share price, and may result in a lower value realized now than a shareholder of Alpha Star might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s tax and/or financial advisor for assistance on how this may affect its individual situation.

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If Alpha Star is unable to complete the Business Combination or another business combination by December 15, 2024, Alpha Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, Alpha Star Public Shareholders may only receive $10 per share (or less than such amount in certain circumstances) and the Alpha Star rights and warrants will expire worthless.

If Alpha Star is unable to complete the Business Combination or another business combination within the required time period, Alpha Star will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Alpha Star to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Alpha Star public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Alpha Star’s remaining shareholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to Alpha Star’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, Alpha Star Public Shareholders may only receive $10 per share, and the Alpha Star rights and warrants will expire worthless. In certain circumstances, Alpha Star Public Shareholders may receive less than $10.00 per share on the redemption of their shares.

Alpha Star’s shareholders may be held liable for claims by third parties against Alpha Star to the extent of distributions received by them.

If Alpha Star is unable to complete the Business Combination or another business combination within the required time period, Alpha Star will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Alpha Star to pay taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Alpha Star public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Alpha Star’s remaining shareholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to Alpha Star’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Alpha Star cannot assure you that it will properly assess all claims that may be potentially brought against Alpha Star. As a result, Alpha Star’s shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its shareholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Alpha Star cannot assure you that third parties will not seek to recover from its shareholders amounts owed to them by Alpha Star.

Additionally, if Alpha Star is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Alpha Star’s shareholders. Because Alpha Star intends to distribute the proceeds held in the Trust Account to its public shareholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public shareholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, Alpha Star’s board of directors may be viewed as having breached their fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and Alpha Star to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Alpha Star cannot assure you that claims will not be brought against it for these reasons.

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Alpha Star may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into business combination agreements or similar agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Alpha Star’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Transactions, then that injunction may delay or prevent the Transactions from being completed. Currently, Alpha Star is not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Transactions.

Risks Related to XDATA’s Business and Operations

“We,” “us,” “our company” and “our” in this sub-section are references to XDATA, together with its consolidated subsidiaries as a consolidated entity, unless the context requires otherwise.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and our recent success may not be indicative of our future results of operations.

We began our business in 2022 and, as a result, have only a limited operating history upon which to evaluate our business and future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including the risks described in this document. If we do not address these risks successfully, our business, financial condition and results of operations will be adversely affected and the market value of our common stock could decline. Further, because we have limited historical financial data and we operate in a rapidly evolving market, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

You should not consider our revenue growth rate in recent periods as indicative of our future performance. You should not rely on our revenues for any prior quarterly or annual periods as an indication of our future revenues or revenue growth. If we are unable to maintain revenue growth, it may be difficult for us to achieve and maintain profitability.

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Our business and operations have experienced rapid growth, and if we do not appropriately manage future growth, if any, or are unable to improve our systems and processes, our business, financial condition and results of operations will be adversely affected.

We have experienced rapid growth in our operations and expect to continue to experience rapid growth in the future. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage our employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain client and brand satisfaction.

As we expand our business and operate as a public company, we may find it difficult to maintain our corporate culture while managing our employee growth. See “—Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be adversely affected.” Additionally, our productivity and the quality of our offerings may be adversely affected if we do not integrate and train our new employees quickly and effectively. Failure to manage any future growth effectively could result in increased costs, negatively affect our clients’ satisfaction with our offerings and harm our results of operations. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, financial condition and results of operations could be harmed.

Additionally, if we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, which would negatively affect our brand, operating results and overall business. We may not be able to sustain the diversity and pace of improvements to our offerings successfully or implement systems, processes and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. Our failure to improve our systems, processes and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenues and expenses accurately.

If we are unable to attract new clients or continue to broaden our existing clients’ use of our solutions, our business, financial condition and results of operations could be materially and adversely affected.

To increase our revenues, we will need to continue to attract new clients and succeed in having our current clients expand the use of our solutions across their institutions. In addition, for us to maintain or improve our results of operations, it is important that our clients renew their subscriptions with us on similar or more favorable terms to us when their existing subscription term expires. Our revenue growth rates may decline or fluctuate as a result of a number of factors, including client spending levels, client dissatisfaction with our solution, decreases in the number client customers, changes in the type and size of our clients, pricing changes, competitive conditions, the loss of our clients to other competitors and general economic conditions. We cannot assure you that our current clients will renew or expand their use of our solutions. If we are unable to attract new clients or retain or attract new business from current clients, our business, financial condition and results of operations may be materially and adversely affected. The growth of our business also depends on our ability to develop and maintain resale agreements for third-party solutions through our digital banking platform agreements. If we are unable to develop and maintain resale agreements, our business, financial condition and results of operations may be materially and adversely affected.

Growth of our business will depend on a strong brand and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our base of clients.

We believe that a strong brand is necessary to continue to attract and retain clients. We need to maintain, protect and enhance our brand in order to expand our base of clients. This will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable services that continue to meet the needs of our clients at competitive prices, our ability to maintain our clients’ trust, our ability to continue to develop new functionality and use cases, and our ability to successfully differentiate our services and platform capabilities from competitive products and services, which we may not be able to do effectively. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful or cost effective. Our brand promotion activities may not generate customer awareness or yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incur in building our brand. If we are unable to maintain or enhance client awareness in a cost-effective manner, our brand and our business, financial condition and results of operations could be materially and adversely affected.

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Our corporate reputation is susceptible to damage by actions or statements made by adversaries in legal proceedings, current or former employees or clients, competitors and vendors, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our employee recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our brand name and could reduce investor confidence in us and materially and adversely affect our business, financial condition and results of operations.

We may not accurately predict the long-term rate of client subscription renewals or adoption of our solutions, or any resulting impact on our revenues or results of operations.

Our clients have no obligation to renew their subscriptions for our solutions after the expiration of the subscription term, and our clients, if they choose to renew at all, may renew for fewer products or on less favorable pricing terms. Since we only began operations in 2022, we have limited historical data with respect to rates of client subscription renewals and cannot be certain of anticipated renewal rates. Our renewal rates may decline or fluctuate as a result of a number of factors, including our clients’ satisfaction with our pricing or our solutions or their ability to continue their operations or spending levels. As we sign more contracts, we will generally have an increasing amount of contracts coming up for renewal. If our clients do not renew their subscriptions for our solutions on similar pricing terms, our revenues may decline and it could have a material and adverse effect on our business, financial condition and results of operations.

Additionally, as the markets for our solutions continue to develop, we may be unable to attract new clients based on the same subscription model that we have used historically. Moreover, large or influential financial institution clients may demand more favorable pricing or other contract terms from us. As a result, in the past we have had, and expect to be required in the future, to change our pricing model, reduce our prices or accept other unfavorable contract terms, any of which could materially and adversely affect our business, financial condition and results of operations.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

The market for fintech solutions for financial service providers is intensely competitive and characterized by rapid changes in technology and frequent new product introductions and improvements. We anticipate continued challenges from current competitors, including point solution vendors and core processing vendors, many of whom are well-established and enjoy greater resources, as well as from new entrants into the industry, which could include well-established companies with distinct advantages, such as cloud providers, search providers, social media providers and large providers of software to businesses and consumers. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken, and we could experience a decline in revenues that could adversely affect our business, financial condition and results of operations.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

●	greater name recognition and larger client bases;

●	larger sales and marketing budgets and resources;

●	greater client support resources;

●	larger research and development budgets; and

●	substantially greater financial, technical and other resources.

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Potential clients may also prefer to continue their relationship with their existing partner rather than change to a new partner regardless of product performance or features. As a result, even if the features of our softwares and platforms are superior, clients may not purchase our solution. In addition, innovative start-up companies, and larger companies that are making significant investments in research and development, may develop similar or superior products and technologies that compete with our solutions. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their market position. As a result, our current or potential competitors might be able to adapt more quickly to new technologies and client customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily, or develop and expand their product and service offerings more quickly than we can. Further, conditions in our industry could change rapidly and significantly as a result of technological advancements. These competitive pressures in our market or our failure to compete effectively may result in price reductions, reduced revenues and gross margins and loss of market share. If our clients do not renew their subscriptions for our solutions on similar or more favorable terms to us, our revenues may decline and it could have a material and adverse effect on our business, financial condition and results of operations.

We derive most of our revenues from clients in the financial services industry, and any downturn, consolidation or decrease in technology spend in the financial services industry could materially and adversely affect our business, financial condition and results of operations.

We derive most of our revenues from financial institutions, whose industry has experienced significant pressure in recent years due to economic uncertainty, low interest rates, liquidity concerns and increased regulation. In the recent past, financial institutions have experienced consolidation, distress and failure, and very few new financial institutions are being created. It is possible these conditions may continue into the future, and even if conditions improve for financial institutions, there can be no guarantee that these conditions will not reoccur. If any of our clients fail or merge with, or are acquired by, other entities, such as financial institutions that have internally developed banking technology solutions or that are not our clients or use our solutions less, our business, financial condition and results of operations could be materially and adversely affected. Additionally, changes in management of our clients could result in delays or cancelations of the implementation of our solutions. It is also possible that consolidation among financial institutions could decrease the number of registered users by causing registered users to opt for fewer and deeper financial institution relationships, and larger financial institutions that result from business combinations could have greater leverage in negotiating price or other terms with us or could decide to replace some or all of the elements of our solutions.

Our business, financial condition and results of operations could also be materially and adversely affected by weak economic conditions in the financial services industry. Any downturn in the financial services industry may cause our clients to reduce their spending on technology or to seek to terminate or renegotiate their contracts with us. Moreover, even if the overall economy is robust, economic fluctuations caused by things such as the U.S. Federal Reserve altering the federal funds target range may cause potential new clients and existing clients to become less profitable and therefore forego or delay purchasing our solutions or reduce the amount of spend with us, which could materially and adversely affect our business, financial condition and results of operations.

If the market for fintech solutions develops more slowly than we expect or changes in a way that we fail to anticipate, our sales would suffer and our business, financial condition and results of operations could be materially and adversely affected.

Use of, and reliance on, fintech solutions is still at a relatively early stage, and we do not know whether financial institutions will continue to adopt fintech solutions such as ours in the future or whether the market will change in ways we do not anticipate. Many financial institutions have invested substantial personnel and financial resources in legacy software, and these institutions may be reluctant, unwilling or unable to convert from their existing systems to our solutions. Furthermore, these financial institutions may be reluctant, unwilling or unable to use fintech solutions due to various concerns such as the security of their data and reliability of the delivery model. These concerns or other considerations may cause financial institutions to choose not to adopt our fintech solutions or to adopt them more slowly than we anticipate, either of which would adversely affect our business, financial condition and results of operations. Our future success also depends on our ability to sell additional applications and functionality to our current and prospective clients. As we create new applications and enhance our existing solutions, these applications and enhancements may not be attractive to clients. In addition, promoting and selling new and enhanced functionality may require increasingly costly sales and marketing efforts, and if clients choose not to adopt this functionality, our business, financial condition and results of operations could be materially and adversely affected.

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Our business, financial condition and results of operations could be materially and adversely affected if our clients are not satisfied with our fintech solutions or our systems and infrastructure fail to meet their needs.

Our business depends on our ability to satisfy our clients and meet their digital banking needs. Our clients use a variety of network infrastructure, hardware and software and our fintech solutions must support the specific configuration of our clients’ existing systems, including in many cases the solutions of third-party providers. Our implementation expenses increase when clients have unexpected data, network infrastructure, hardware or software technology challenges, or complex or unanticipated business or regulatory requirements. In addition, our clients may require complex acceptance testing related to the implementation of our solutions. Implementation delays may also require us to delay revenue recognition under the related sales agreement longer than expected. Further, because we do not fully control our clients’ implementation schedules, if our clients do not allocate the internal resources necessary to meet implementation timelines or if there are unanticipated implementation delays or difficulties, our revenue recognition may be delayed.

Further, any failure of or delays in our systems could cause service interruptions or impaired system performance. If sustained or repeated, these performance issues could reduce the attractiveness of our solutions to new and existing clients, cause us to lose clients, decrease our revenues and lower our renewal rates by existing clients, each of which could materially and adversely affect our business, financial condition and results of operations. In addition, negative publicity resulting from issues related to our client relationships, regardless of accuracy, may adversely affect our ability to attract new clients and maintain and expand our relationships with existing clients.

If the use of our fintech solutions increases, or if our clients demand more advanced features from our solutions, we will need to devote additional resources to improving our solutions, and we also may need to expand our technical infrastructure at a more rapid pace than we have in the past. This would involve spending substantial amounts to increase our cloud services infrastructure, purchase or lease data center capacity and equipment, upgrade our technology and infrastructure and introduce new or enhanced solutions. It takes a significant amount of time to plan, develop and test changes to our infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. There are inherent risks associated with changing, upgrading, improving and expanding our technical infrastructure. Any failure of our solutions to integrate effectively with future infrastructure and technologies could reduce the demand for our solutions, resulting in client dissatisfaction, which could materially and adversely affect our business, financial condition and results of operations. Also, any expansion of our infrastructure would likely require that we appropriately scale our internal business systems and services organization, including implementation and client support services, to serve our growing client base. If we are unable to respond to these changes or fully and effectively implement them in a cost-effective and timely manner, our service may become ineffective, we may lose clients and our business, financial condition and results of operations could be materially and adversely affected.

A breach or other compromise of our security measures could result in unauthorized access to personal information about our clients’ customers and other individuals and other data, or disruptions to our systems or operations, which could materially and adversely impact our reputation, business, financial condition and results of operations.

Certain elements of our solutions process and store personal information (“PI”), including banking and payment data and other PI regarding our clients’ customers, and we may also have access to PI during various stages of the implementation process or during the course of providing client support. We, like other organizations, particularly in the fintech sector, routinely are subject to cybersecurity threats, privacy breaches, insider threats, data breaches or other incidents that may either result in threatened or actual exposure resulting in unauthorized access, disclosure and misuse of PI or other information regarding clients, client customers, vendors, employees, third-party providers, or our company and business, and our technologies, systems and networks have been subject to attempted cybersecurity attacks. Information security risks for banking and technology companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Because of our position in the financial services industry, we believe that we are likely to continue to be a target of such threats and attacks. Additionally, geopolitical events and resulting government activity could also lead to information security threats and attacks by affected jurisdictions and their sympathizers.

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There can be no assurance that our current safety and security measures will prevent damage to, or interruption or breach of, our information systems and operations. Given the unpredictability of the timing, nature and scope of cybersecurity attacks and other security-related incidents, our technology may fail to adequately secure the data and PI we maintain in our databases and we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of data or PI, other security events that impact the integrity or availability of data, PI or our systems and operations, and data contained in such systems and operations, or the related costs we may incur to mitigate the consequences from such events. Additionally, we cannot guarantee that our insurance coverage would be sufficient to cover all losses. Further, our fintech solutions involves flexible and complex software solutions and there is a risk that configurations of, or defects in, the solutions or errors in implementation could create vulnerabilities to security breaches or incidents. There may be unlawful attempts to disrupt or gain access to our information technology systems that may result in unauthorized access to or disclosure of client customer PI or other data and disrupt our or our clients’ operations. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems, react in a timely manner or implement adequate preventative measures. Additionally, our customers may integrate our solutions with certain third-party systems used by our clients which may have access to PI and other data about our clients. Our ability to monitor such third-parties’ security measures is limited, and a vulnerability in a third-party system with which we integrate could result in unauthorized access to or disclosure, modification, misuse, loss or destruction of our clients’ and client customers’ PI and other data, including our business information. Any of the foregoing could result in a material adverse effect on our business, reputation, financial condition and results of operations.

Cybersecurity attacks and other malicious internet-based activity continue to increase, evolve in nature and become more sophisticated, and providers of digital products and services have been and are expected to continue to be targeted. Threats to our computer systems or clients may result from human error, fraud or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), phishing, ransomware, social engineering attacks, employee theft, unauthorized access or misuse and denial-of-service attacks, sophisticated criminal networks as well as nation-state and nation-state supported actors now engage in attacks, including advanced persistent threat intrusions. Current or future criminal capabilities, discovery of existing or new vulnerabilities and attempts to exploit those vulnerabilities or other developments, may compromise or breach our systems or solutions. In the event our protection efforts are unsuccessful and our systems or solutions are compromised, we could suffer substantial harm.

Any cybersecurity attacks, security breaches, phishing attacks, ransomware attacks, computer malware, computer viruses, computer hacking attacks, unauthorized access, coding or configuration errors or similar incidents experienced by us could result in operational disruptions and the loss, compromise or corruption of client or client customer data (including PI) or data we rely on to provide our solutions, including our analytics initiatives and offerings, and impair our ability to provide our solutions and meet our clients’ requirements, resulting in decreased revenues and otherwise adversely affecting our business, financial condition and results of operations. Any such incidents may also result in regulatory investigations and orders, litigation, disputes, investigations, indemnity obligations, damages for contract breach or penalties for violation of applicable laws or regulations. Also, our reputation could suffer irreparable harm, causing our current and prospective clients to decline to use our solutions in the future. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel away from our business operations and materially and adversely affect our business, financial condition and results of operations.

National and international regulations may require us or our clients to notify governmental entities and individuals of data security incidents involving certain types of PI or information technology systems. Security compromises experienced by others in our industry, our clients, or us may lead to public disclosures and widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could erode client confidence in the effectiveness of our security measures, negatively impact our ability to attract new clients, cause existing clients to elect not to renew or expand their use of our solutions or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which could materially and adversely affect our business, financial condition and results of operations.

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If we are not able to detect and identify activity on our platform that might be nefarious in nature or design processes or systems to reduce the impact of similar activity at our clients and/or client customers could suffer harm. In such cases, we could face exposure to legal claims, particularly if the client and/or client customer suffered actual harm. We cannot ensure that any limitations of liability provisions in our client and user agreements and other contracts for a security lapse or breach or other security-related matter would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. We also cannot ensure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security incident or breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation and our business, financial condition and results of operations.

In addition, we may be contractually required to comply with certain legal and technical standards related to data security and privacy and meet certain service levels. A data security compromise or operational disruption impacting us or one of our critical vendors, or system unavailability or damage due to other circumstances, may constitute a material breach and give rise to a client’s right to terminate its contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent clients from potentially terminating their contracts with us. Furthermore, although our client contracts typically include limitations on our potential liability, we cannot ensure that such limitations of liability would be adequate. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will be available on acceptable terms or will be available in sufficient amounts to cover one or more claims, or that our insurers will not deny or attempt to deny coverage as to any future claim. The successful assertion of one or more claims against us, the inadequacy or denial of coverage under our insurance policies, litigation to pursue claims under our policies or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could materially and adversely affect our business, financial condition and results of operations.

Our products are marketed to and used by financial institutions, who are subject to extensive laws and regulations regarding the business functions and activities performed on our software solutions. Changes to any applicable statutes, regulations, rules or policies including the interpretation or implementation of statutes, regulations, rules or policies could affect us in substantial and unpredictable ways including limiting the types of software products we may offer, and increasing the ability of third parties to offer competing services and products to financial institutions. Assuring that our products adapt to changes in the compliance obligations or expectations of our customers requires significant expense and devotion of resources on our part which may adversely affect our ability to operate profitably.

Our clients and prospective clients, as financial institutions, are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our solutions address. As a provider of fintech solutions services to such financial institutions, we may in the future be subject to examination by various regulatory authorities, and we may also be required to review and perform due diligence on certain of our clients. Matters subject to review and examination by the regulatory authorities and external auditors include, but are not limited to, our internal information technology controls in connection with our performance of data processing services, the agreements giving rise to those processing activities and the design of our solutions, as well as our systems and technical infrastructure, management and financial condition. While many of our operations are not directly subject to the same regulations applicable to financial institutions, we are legally and contractually obligated to our clients to provide software solutions and maintain internal systems and processes that comply with certain regulations applicable to them. Compliance with current or future digital accessibility, privacy, data protection and information security laws to which our financial institution clients are subject could result in higher compliance and technology costs and could restrict our ability to fully exploit our capabilities or provide certain products and services, which could materially and adversely affect our profitability. Our failure to offer products and solutions which directly or indirectly comply with such laws, including as interpreted and applied by courts and regulators, could result in potentially significant regulatory and/or governmental investigations and/or actions, litigation, fines, sanctions and damage to our reputation and our brand. In recent years, there has been increasing enforcement activity in the areas of digital accessibility, privacy, data protection and information security in various markets in which our customers operate.

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Any inability to satisfy regulatory or contractual expectations in connection with applicable regulations and guidance could adversely affect our ability to conduct our business, including attracting and maintaining clients, require significant costs to correct, harm our reputation, or lead to liability to third parties, including our customers or their consumers. Further, if we have to make changes to our internal processes and solutions as result of applicable regulations or guidance or findings from examinations, we could be required to invest substantial additional time and funds and divert time and resources from other corporate purposes to remedy any identified deficiency or gap.

The evolving, complex and often unpredictable regulatory and litigation environment in which our clients operate could result in our failure to provide compliant solutions, which could result in clients not purchasing our solutions or terminating their contracts with us or the imposition of fines or other liabilities for which we may be responsible or for which our clients may seek indemnity from us. In addition, authorities may attempt to further regulate our activities in the future which could materially and adversely affect our business, financial condition and results of operations. For example, existing laws, regulations and guidance could be amended or interpreted differently by regulators in a manner that imposes additional costs and has a negative impact on our existing operations or that limits our future growth. In addition, new regulations could require costly changes in our processes, infrastructure or personnel. Finally, actions by regulatory authorities could influence both the decisions our clients make concerning the purchase of our solutions and the timing and implementation of these decisions. Substantial research and development and other corporate resources have been and will continue to be applied to adapt our solutions to this evolving, complex and often unpredictable regulatory environment.

Privacy and data security concerns, data collection and transfer restrictions, contractual obligations and Estonian and foreign laws, regulations and industry standards related to data privacy, security and protection could limit the use and adoption of our fintech solutions and materially and adversely affect our business, financial condition and results of operations.

In operating our business and providing services and solutions to our clients, we collect, use, store, transmit and otherwise process sensitive employee and client data, including PI regarding client customers and other individuals, in and across multiple jurisdictions, including at times, across national borders. As a result, we are subject to a variety of laws and regulations in Estonia and around the world, as well as contractual obligations and industry standards, regarding data privacy, security and protection. In many cases, these laws, regulations and industry standards apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships.

Data privacy, information security, and data protection are significant issues in the United States and globally. The regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other PI, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. The occurrence of unanticipated events and development of evolving technologies often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data and manner in which we conduct our business. Although we endeavor to comply with our privacy policies and documentation, we may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by us to comply with our privacy policies or any applicable privacy, security or data protection, information security or consumer protection-related laws, regulations, orders or industry standards in one or more jurisdictions could expose us to costly litigation, significant awards, fines or judgments, civil and/or criminal penalties or negative publicity, and could materially and adversely affect our business, financial condition and results of operations.

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We expect that there will continue to be new proposed and adopted laws, regulations and industry standards concerning privacy, data protection and information security in Estonia and other jurisdictions in which we operate. Internationally, many jurisdictions have established their own data privacy and security legal framework with which we or our clients may need to comply as client customers travel outside Estonia, including, but not limited to, the European Union (“EU”). The EU’s data protection landscape is currently evolving, resulting in possible significant operational costs for internal compliance and risk to our business. The EU has adopted the General Data Protection Regulation (“GDPR”), which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. In particular, under the GDPR, fines of up to 20 million euros or up to 4% of the annual global revenues of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by clients and data subjects.

Because the interpretation and application of many data privacy and protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices, solutions or platform capabilities. Any failure or perceived failure by us to comply with our posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition and results of operations.

We cannot yet fully determine the impact these or future laws, rules, regulations and industry standards may have on our business or operations. Any such laws, rules and regulations may be inconsistent among different jurisdictions, subject to differing interpretations or may conflict with our current or future practices. Additionally, our clients may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Adherence to such contractual requirements may impact our collection, use, processing, storage, sharing and disclosure of various types of information including financial information and other PI, and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules and regulations evolve. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned features, products and services and/or increase our cost of doing business. As we expand our client base, these requirements may vary from client to client, further increasing the cost of compliance and doing business.

Our quarterly and annual results of operations are likely to fluctuate in future periods.

We expect to experience quarterly and/or annual fluctuations in our results of operations due to a number of factors, many of which are outside of our control. This makes our future results difficult to predict and could cause our results of operations to fall below expectations or our predictions. Factors that might cause quarterly or annual fluctuations in our results of operations include:

●	the timing of large subscriptions and client renewals or failure to renew;

●	our ability to attract new clients and retain and grow revenues from existing clients;

●	our ability to maintain, expand, train and achieve an acceptable level of production from our sales and marketing teams;

●	our ability to find and nurture successful sales opportunities;

●	the timing of our introduction of new solutions or updates to existing solutions;

●	the success of our clients’ businesses;

●	new government regulations;

●	changes in our pricing policies or those of our competitors;

●	the amount and timing of our expenses related to the expansion of our business, operations and infrastructure;

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●	any impairment of our intangible assets, capitalized software, long-lived assets and goodwill;

●	future costs related to acquisitions of content, technologies or businesses and their integration;

●	natural disasters, outbreaks of disease or public health crises, such as the COVID-19 pandemic; and

●	general economic conditions.

Any one of the factors above, or the cumulative effect of some or all of the factors referred to above, may result in significant fluctuations in our quarterly and annual results of operations. This variability and unpredictability could result in our failure to meet or exceed our internal operating plan. In addition, a percentage of our operating expenses is fixed in nature and is based on forecasted financial performance. In the event of revenue shortfalls, we may not be able to mitigate the negative impact on our results of operations quickly enough to avoid short-term impacts.

Because we recognize revenues from our solution over the terms of our client agreements, the impact of changes in the subscriptions for our solution will not be immediately reflected in our operating results.

We generally recognize revenues from subscription fees paid by clients over their contractual term. As a result, the substantial majority of the revenues we report in each quarter is related to agreements entered into during previous quarters.  Consequently, a change in the level of new client agreements or implementations in any quarter may have a small impact on our revenues in that quarter but will affect our revenues in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our solutions, or changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as we generally recognize subscription revenues from new clients over the applicable subscription terms.

Our sales cycle can be unpredictable, time-consuming and costly, which could materially and adversely affect our business, financial condition and results of operations.

Our sales process involves educating prospective clients and existing clients about the use, technical capabilities and benefits of our solutions and typically lasts from one to six months or longer. Prospective clients often undertake a prolonged evaluation process, which typically involves not only our solutions, but also those of our competitors. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. It is also difficult to predict the level and timing of sales opportunities that come from our referral partners. Events affecting our clients’ businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and results of operations. As a result of these factors, we may face greater costs, longer sales cycles and less predictability in the future.

Defects, errors or other performance problems in our solutions could harm our reputation, result in significant costs to us, impair our ability to sell our solutions and subject us to substantial liability.

Our softwares and platforms are complex and may contain defects or errors when implemented or when new functionality is released, as we may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends. Despite extensive testing, from time to time we have discovered and may in the future discover defects or errors in our solutions. Any performance problems or defects in our solutions could materially and adversely affect our business, financial condition and results of operations. Defects, errors or other similar performance problems or disruptions, whether in connection with day-to-day operations or otherwise, could be costly for us, damage our clients’ businesses, harm our reputation and result in reduced sales or a loss of, or delay in, the market acceptance of our solutions. In addition, if we have any such errors, defects or other performance problems, our clients could seek to terminate their contracts, elect not to renew their subscriptions, delay or withhold payment or make claims against us. Any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity, which could materially and adversely affect our business, financial condition and results of operations. Additionally, our software utilizes open-source software and any defects or security vulnerabilities in such open-source software could materially and adversely affect our business, financial condition and results of operations.

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We rely on our management team and other key employees, and the loss of one or more key employees could harm our business.

Our success and future growth depend upon the continued services of our management team, in particular our chief executive officer, and other key employees, including in the areas of research and development, marketing, sales, services and general and administrative functions. From time to time, there may be changes in our management team resulting from the hiring or departure of executives, which could disrupt our business. We also are dependent on the continued service of our existing development professionals because of the complexity of our solutions, including complexity arising as a result of the regulatory requirements that are applicable to our clients and, to a lesser extent, us, and the pace of technology changes impacting our clients. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause. The loss of one or more of our key employees could harm our business.

Because competition for key employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our operations and future growth.

Competition for executive officers, software developers and other key employees in our industry is intense. In particular, we compete with many other companies for executive officers, for software developers with high levels of experience in designing, developing and managing software, as well as for skilled sales and operations professionals and knowledgeable customer support professionals, and we may not be successful in attracting the professionals we need. Competition for software development and engineering personnel is intense. We may have difficulty hiring and retaining suitably skilled personnel or expanding our research and development organization. In addition, job candidates and existing employees often consider the actual and potential value of the equity awards they receive as part of their overall compensation. Thus, if the perceived value or future value of our stock declines, our ability to attract and retain highly skilled employees may be adversely affected. In addition, many of our existing employees may exercise vested options and then sell our stock, which may make it more difficult for us to retain key employees. If we fail to attract and retain new employees, our business and future growth prospects could be harmed.

Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be adversely affected.

We believe our corporate culture is one of our fundamental strengths, as we believe it enables us to attract and retain top talent and deliver superior results for our clients. As we grow and transition from a private company to a public company, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate and operate effectively. In turn, the failure to preserve our culture could negatively affect our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy, which could materially and adversely affect our business, financial condition and results of operations.

Uncertain or weakened economic conditions could materially and adversely affect our industry, business, financial condition and results of operations.

Our overall performance depends on economic conditions, which may be challenging at various times in the future. Financial developments seemingly unrelated to us or our industry could materially and adversely affect us. Domestic economies have, from time to time, been impacted by falling demand for a variety of goods and services, tariffs and other trade issues, threatened sovereign defaults and ratings downgrades, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit and equity markets, bankruptcies and overall uncertainty. We cannot predict the timing, strength or duration of the current or any future potential economic slowdown in the United States. These conditions affect the rate of technology spending generally and could adversely affect our clients’ ability or willingness to purchase and retain our solutions, delay prospective clients’ purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, any of which could materially and adversely affect our business, financial condition and results of operations.

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If we fail to respond to evolving technological requirements or introduce adequate enhancements and new features, our fintech solutions could become obsolete or less competitive.

The market for our solutions is characterized by rapid technological advancements, changes in client requirements and technologies, frequent new product introductions and enhancements and changing regulatory requirements. The life cycles of our solutions are difficult to estimate. Rapid technological changes and the introduction of new products and enhancements by new or existing competitors or large financial institutions could undermine our current market position. Other means of digital or digital banking may be developed or adopted in the future, and our solutions may not be compatible with these new technologies. In addition, the technological needs of and services provided by, financial institutions may change if they or their competitors offer new services to account holders. Maintaining adequate research and development resources to meet the demands of the market is essential. The process of developing new technologies and solutions is complex and expensive. The introduction of new solutions by our competitors, the market acceptance of competitive solutions based on new or alternative technologies or the emergence of new technologies or solutions in the broader financial services industry could render our solutions obsolete or less effective.

The success of any enhanced or new solution depends on several factors, including timely completion, adequate testing and market release and acceptance of the solution. Any new solutions that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the broad market acceptance necessary to generate significant revenues. If we are unable to anticipate client requirements or work with our clients successfully on implementing new solutions or features in a timely manner or enhance our existing solutions to meet our clients’ requirements, our business, financial condition and results of operations could be materially and adversely affected.

As the number of clients that we serve increases, we may encounter implementation challenges, and we may have to delay revenue recognition for some complex engagements, which could materially and adversely affect our business, financial condition and results of operations.

We may face unexpected challenges related to the complexity of our clients’ integration requirements. Our expenses increase when clients have unexpected data, hardware or software technology challenges, or complex or unanticipated business requirements. In addition, our clients typically require complex acceptance testing related to the implementation of our solutions. Implementation delays may also require us to delay revenue recognition under the related client agreement longer than expected. Further, because we do not fully control our clients’ implementation schedules, if our clients do not allocate the internal resources necessary to meet implementation timelines or if there are unanticipated implementation delays or difficulties, our revenue recognition may be delayed. Losses of registered users or any difficulties or delays in implementation processes could cause clients to delay or forego future purchases of our solutions, which could materially and adversely affect our business, financial condition and results of operations.

Shifts over time in the number of account holders and registered users of our solutions, their use of our solutions and our clients’ implementation and client support needs could negatively affect our profit margins.

Our profit margins can vary depending on numerous factors, including the scope and complexity of our implementation efforts, the number of account holders and registered users on our solutions, the type, frequency and volume of their use of our solutions and the level of client support services required by our clients. If we are unable to increase the number of registered users and the number of transactions they perform on our solutions, the types of financial institutions that purchase our solutions change or the mix of solutions purchased by our clients changes, our profit margins could decrease and our business, financial condition and results of operations could be materially and adversely affected.

If we fail to provide high-quality client support, our business and reputation would suffer.

High-quality client support is important to the successful marketing and sale of our solutions and for the renewal of existing client agreements. Providing this level of support requires that our client support personnel have financial services knowledge and expertise, making it difficult for us to hire qualified personnel and scale our support operations. The demand on our client support organization will increase as we expand our business and pursue new clients, and such increased support requirements could require us to devote significant development services and support personnel, which could strain our team and infrastructure and reduce our profit margins. If we do not help our clients quickly resolve any post-implementation issues and provide effective ongoing client support, our ability to sell additional solutions to existing and future clients could suffer and our reputation and our business, financial condition and results of operations could be materially and adversely affected.

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Our ability to raise capital in a timely manner if needed in the future may be limited, or such capital may be unavailable on acceptable terms, if at all. Our failure to raise capital if needed could materially and adversely affect our business, financial condition and results of operations, and any debt or equity issued to raise additional capital may reduce the value of our securities.

We have funded our operations since inception primarily through equity financings and receipts generated from clients.  We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business and may require additional funds. Moreover, we do not expect to be profitable for the foreseeable future. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could adversely affect our business, financial condition and results of operations.

Furthermore, if we issue additional equity securities, shareholders may experience dilution, and the new equity securities could have rights senior to those of our securities. Because our decision to issue securities in a future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the impact any future incurrence of debt or issuance of equity securities will have on us. Any future incurrence of debt or issuance of equity securities could adversely affect the value of our securities.

Risks Related to PubCo and Its Securities

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is a company incorporated under the laws of the Cayman Islands. All of XDATA’s assets are located outside of the United States. In addition, after the Business Combination, all of PubCo’s senior executive officers will reside outside of the United States for a significant portion of the time and all are nationals of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of XDATA’s directors and officers.

Currently, there is no public market for the PubCo Ordinary Shares. Alpha Star shareholders cannot be sure that an active trading market will develop for or of the market price of the PubCo Ordinary Shares they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

Upon the consummation of the Business Combination, each Alpha Star Ordinary Share will be converted into the right to receive one PubCo Ordinary Share. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. Alpha Star, XDATA and PubCo have agreed to use their best efforts to cause the PubCo Ordinary Shares to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the effective time of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the PubCo Ordinary Shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the PubCo Ordinary Shares following the closing of the Business Combination and the PubCo Ordinary Shares may trade at a price less than the current market price of the Alpha Star Ordinary Shares.

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Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for PubCo Ordinary Shares does not develop, investors may not be able to re-sell their PubCo Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the PubCo Ordinary Shares following completion of the Business Combination and the development and continued existence of a market and favorable price for the PubCo Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the PubCo Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the PubCo Ordinary Shares. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo Ordinary Shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of PubCo or other companies in a similar business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other education technology companies;

●	announcements by PubCo or its competitors of expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving PubCo;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting PubCo or its industry;

●	the trading volume of PubCo Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and regional economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo Ordinary Shares.

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The sale or availability for sale of substantial amounts of PubCo Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of the PubCo Ordinary Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the PubCo Ordinary Shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The PubCo Ordinary Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, PubCo, Alpha Star and the sole shareholder of XDATA entered into a Lock-Up and Support Agreement, pursuant to which the sole shareholder of XDATA agreed, subject to certain exceptions, not to sell any PubCo Ordinary Shares for six months after the date of the consummation of the Business Combination without the prior written consent of PubCo. Thereafter, PubCo Ordinary Shares to be held by XDATA’s existing shareholder after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be [________] outstanding and issued PubCo Ordinary Shares immediately after the Business Combination, assuming no redemption of Alpha Star Ordinary Shares. We cannot predict what effect, if any, market sales of securities held by PubCo’s significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the PubCo Ordinary Shares.

PubCo will issue PubCo Ordinary Shares as consideration for the Business Combination, and PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities without approval of the holders of PubCo Ordinary Shares which would dilute existing ownership interests and may depress the market price of PubCo Ordinary Shares.

PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the PubCo Ordinary Shares in certain circumstances. PubCo’s issuance of additional PubCo Ordinary Shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) PubCo’s existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding PubCo Ordinary Share may be diminished; and (4) the market price of PubCo Ordinary Shares may decline.

Volatility in PubCo’s share price could subject PubCo to securities class action litigation.

The market price of PubCo Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. After the completion of the Business Combination, PubCo may be the target of securities class action litigation and investigations. Securities litigation against PubCo, regardless of the result thereof, could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect PubCo’s business, financial condition and results of operations.

The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, PubCo will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, PubCo will incur relevant legal, accounting and other expenses, and these expenses may increase even more if PubCo no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that PubCo file annual and current reports with respect to PubCo’s business and results of operations. The Sarbanes-Oxley Act requires, among other things, that PubCo maintains effective disclosure controls and procedures and internal control over financial reporting. PubCo may need to hire more employees or engage outside consultants to comply with these requirements, which will increase PubCo’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase PubCo’s legal and financial compliance costs and render PubCo’s certain business activities more time-consuming and costly.

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Members of PubCo’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing PubCo’s growth strategy, which could prevent the improvement of PubCo’s business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for PubCo to obtain director and officer liability insurance, and consequently PubCo may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on PubCo’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of PubCo’s board of directors, particularly to serve on PubCo’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, XDATA’s business and financial condition will become more visible, which it believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, XDATA’s business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in XDATA’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on XDATA’s business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of PubCo’s securities.

The trading market for PubCo’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for PubCo Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of PubCo Ordinary Shares that largely exceeds supply may lead to price volatility in PubCo Ordinary Shares. Investors may purchase PubCo Ordinary Shares to hedge existing exposure or to speculate on the price of the PubCo Ordinary Shares. Speculation on the price of PubCo Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of PubCo Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase PubCo Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the PubCo Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the PubCo Ordinary Shares that are not directly correlated to the operating performance of PubCo.

It is not expected that PubCo will pay dividends in the foreseeable future after the proposed Business Combination.

It is expected that PubCo will retain most, if not all, of its available funds and any future earnings to fund the development and growth of PubCo’s business. As a result, it is not expected that PubCo will pay any cash dividends in the foreseeable future.

PubCo’s board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from PubCo’s subsidiaries, PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that PubCo’s shares will appreciate in value or that the trading price of the shares will not decline.

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If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for PubCo Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo’s amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of PubCo Ordinary Shares.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association. PubCo’s post-closing memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo’s board of directors will have the authority to issue any additional shares, provided such issuance will not exceed the authorized share capital of PubCo, without any approval required from the shareholders.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors unless required by the applicable listing rules. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a foreign private issuer PubCo is exempt from certain corporate governance standards applicable to U.S. domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, minimum number of shareholders and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to its securities;

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●	a determination that its ordinary shares are a “penny stock,” which will require brokers trading in PubCo Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for PubCo Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

As an exempted company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq corporate governance listing standards.

PubCo is an exempted company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer like PubCo to follow the corporate governance practices of PubCo’s home country. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, as a matter of Cayman Islands law, PubCo is not required to have: (1) a majority-independent board of directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year, unless otherwise required by its memorandum and articles.

Currently, PubCo does not plan to rely on any exemption offered to foreign private issuers under Nasdaq Stock Market Rules. However, if PubCo relies on any of these exemptions in the future, you may not be provided with the benefits of certain corporate governance requirements of The Nasdaq Capital Market or Capital Market. PubCo may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of The Nasdaq Capital Market or Capital Market. If PubCo chooses to follow the home country practice, PubCo’s shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

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You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions outside of the United States against PubCo or its management named in this proxy statement/ prospectus based on foreign laws.

PubCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. In addition, all of PubCo’s senior executive officers reside outside of the United States for a significant portion of the time and most are nationals of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to effect service of process upon PubCo or those persons outside of the United States or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against PubCo and its officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo, its assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

PubCo will be an “emerging growth company,” as defined under the federal securities laws, and PubCo cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make PubCo’s securities less attractive to investors.

PubCo will be an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo’s Shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that PubCo will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of PubCo’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

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In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. PubCo has not elected to opt out of such extended transition period, which means that when a standard is issued or revised and PubCo has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, PubCo’s shareholders may not have access to certain information they deem important. PubCo cannot predict if investors will find PubCo Ordinary Shares less attractive because PubCo relies on these exemptions. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market and share price for PubCo Ordinary Shares may be more volatile.

PubCo may be or become a PFIC during a U.S. Holder’s holding period, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If PubCo or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the PubCo Ordinary Shares or PubCo Warrants, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that PubCo or its subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, PubCo does not expect to provide a PFIC annual information statement for 2025 or going forward. Please see the section titled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — PFIC Status of Alpha Star and PubCo” for a more detailed discussion with respect to PubCo’s potential PFIC status and certain tax implications thereof. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of the PubCo Ordinary Shares and PubCo Warrants.

PubCo will be required to meet the initial listing requirements to be listed on Nasdaq. However, PubCo may be unable to maintain the listing of its securities in the future.

If PubCo fails to meet the continued listing requirements and Nasdaq delists the PubCo Ordinary Shares, PubCo could face significant material adverse consequences, including:

●	a limited availability of market quotations for PubCo Ordinary Shares;

●	a limited amount of news and analyst coverage for PubCo; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

[PubCo will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect PubCo’s public shareholders.]

[Roman Eloshvili will hold [________] PubCo Ordinary Shares giving him a majority of the aggregate voting power of PubCo upon the completion of the Business Combination. Therefore, PubCo will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of PubCo consist entirely of independent directors. PubCo currently does not intend to rely on these exemptions. However, if PubCo decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, its public shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.]

In addition to the Incentive Plan, PubCo may adopt share incentive plans in the future, which may adversely affect PubCo’s results of operations.

In addition to the Incentive Plan, PubCo may adopt share-based incentive plan in the future, and grant share-based awards to its employees, directors and consultants to incentivize their performance and align their interests with that of PubCo. If PubCo adopts one or more share-based incentive plans and grants share-based compensation in the future, it will be required to account such awards for share-based compensation expenses in accordance with the applicable accounting standards. The Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If PubCo adopts any such share incentive plan and grants options or other equity incentives in the future, such grants could have dilutive impact on PubCo’s existing shareholders, and cause PubCo to incur significant compensation charges and its results of operations could be adversely affected.

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EXTRAORDINARY GENERAL MEETING OF ALPHA STAR SHAREHOLDERS

General

Alpha Star is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by its board of directors for use at the Extraordinary General Meeting of Alpha Star shareholders to be held on, [          ], 2024, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the Extraordinary General Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.

This proxy statement/prospectus is being first mailed on or about [          ], 2024 to all shareholders of record of Alpha Star as of [          ], 2024, the Record Date for the Extraordinary General Meeting for Alpha Star’s shareholders. For “street name” shareholders, all shareholders of record who owned Ordinary Shares at the close of business on the Record Date are entitled to receive notice of, attend and vote at the Extraordinary General Meeting. On the Record Date, there were [          ] Alpha Star Ordinary Shares outstanding.

Date, Time and Place of Extraordinary General Meeting of Alpha Star’s Shareholders

The Extraordinary General Meeting will be held in person in the offices of Han Kun LLP, at 2/F, Rockefeller Center, 620 Fifth Avenue, New York, NY 10020 and virtually at [          ], Eastern Time, on [          ], 2024, or such other date, time and place to which such meeting may be postponed or adjourned. You may attend the Extraordinary General Meeting virtually by visiting [          ].

Purpose of the Alpha Star Extraordinary General Meeting

At the Extraordinary General Meeting, Alpha Star is asking its shareholders to consider and vote on:

(a)	Proposal No. 1 — The Business Combination Proposal

(b)	Proposal No. 2 — The Reincorporation Merger Proposal

(c)	Proposal No. 3 — The Nasdaq Listing Proposal

(d)	Proposal No. 4 — The Governance Proposal

(e)	Proposal No. 5 — The Incentive Plan Proposal

(d)	Proposal No. 6 — The Director Appointment Proposal

(f)	Proposal No. 7 — The Adjournment Proposal

Recommendation of Alpha Star’s Board of Directors

Alpha Star’s board of directors has determined that each of the proposals outlined above is fair to and in the best interests of Alpha Star and its shareholders and recommended that Alpha Star shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of The Reincorporation Merger Proposal, “FOR” the approval of the Nasdaq Listing Proposal, “FOR” the approval of the Governance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Appointment Proposal and “FOR” the Adjournment Proposal, if presented.

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Record Date; Persons Entitled to Vote

Alpha Star shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned Alpha Star Ordinary Shares at the close of business on, which is the Record Date for the Extraordinary General Meeting. Shareholders will have one vote for each Alpha Star Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [          ] Alpha Star Ordinary Shares outstanding, of which [          ] were Public Shares.

Vote of the Alpha Star Sponsor

The Sponsor has agreed to vote its shares in favor of the Business Combination and the other Proposals. The Sponsor does not have any redemption rights, including with respect to Alpha Star Ordinary Shares purchased in the Initial Public Offering or in the aftermarket, in connection with the Business Combination. The shares held by the Sponsor have no redemption rights upon Alpha Star’s liquidation and will be worthless if Alpha Star does not effectuate the Business Combination by December 15, 2024. However, the Sponsor is entitled to redemption rights upon Alpha Star’s liquidation with respect to any Alpha Star Ordinary Shares it may own.

Quorum

A quorum is the minimum number of Alpha Star Ordinary Shares that must be present to hold a valid meeting. A quorum will be present at the Alpha Star Extraordinary General Meeting if one or more shareholders holding at least 50% of the issued and outstanding Alpha Star Ordinary Shares entitled to vote at the meeting are represented at the Extraordinary General Meeting in person or by proxy (or, if a corporation or other non-natural person, by duly authorized representative or proxy). Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. The Alpha Star Ordinary Shares are entitled to vote on all matters to be considered at the Extraordinary General Meeting. As of the Record Date, [          ] Alpha Star Ordinary Shares would be required to achieve a quorum.

Vote Required

Voting on all resolutions at the Extraordinary General Meeting will be conducted by way of a poll vote. The proposals to be presented at the Extraordinary General Meeting will require the following votes:

The Business Combination Proposal — The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

The Reincorporation Merger Proposal — The approval of the Reincorporation Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding at least two-thirds of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

The Nasdaq Listing Proposal — The approval of the Nasdaq Listing Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

The Governance Proposal — The approval of the Governance Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

The Incentive Plan Proposal — The approval of the Incentive Plan Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

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The Director Appointment Proposal — The approval of the Director Appointment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Adjournment Proposal — The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Brokers are not entitled to vote on the Business Combination Proposal, the Reincorporation Merger Proposal, the Nasdaq Listing Proposal, the Governance Proposal, the Incentive Plan Proposal, the Director Appointment Proposal or the Adjournment Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Voting Your Shares — Shareholders of Record

If you are a holder of record of Alpha Star Ordinary Shares, you may vote online at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting online, we urge you to vote by proxy to ensure your vote is counted. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may still attend the Extraordinary General Meeting and vote online if you have already voted by proxy.

Voting Your Shares — Beneficial Owners

If you hold your Alpha Star Ordinary Shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the Alpha Star Ordinary Shares you beneficially own are properly counted. If you hold your Alpha Star Ordinary Shares in “street name” and you wish to attend the Extraordinary General Meeting and vote in person, you must obtain a legal proxy from the shareholder of record. Holders should contact their broker, bank or nominee for instructions regarding obtaining a proxy.

Revoking Your Proxy

If you are a holder of record of Alpha Star Ordinary Shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another signed proxy card to Alpha Star so that it is received no later than 48 hours before the time appointed for the holding of the Extraordinary General Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting);

●	you may notify Alpha Star’s board of directors in writing, prior to the vote at the Extraordinary General Meeting, that you have revoked your proxy; or

●	you may attend the Extraordinary General Meeting and vote virtually by visiting [ ], although your attendance alone will not revoke any proxy that you have previously given.

●	if you hold your Alpha Star Ordinary Shares in “street name,” you may submit new instructions on how to vote your shares by contacting your broker, bank or nominee.

Who Can Answer Your Questions About Voting Your Shares

If you are an Alpha Star shareholder and have any questions about how to vote or direct a vote in respect of your Alpha Star Ordinary Shares, you may contact Advantage Proxy, Inc., Alpha Star’s proxy solicitor, at PO Box 13581 Des Moines, WA 98198 or by email at ksmith@advantageproxy.com.

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Redemption Rights

Alpha Star Public Shareholders may redeem their Public Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal and the Reincorporation Merger Proposal. Any Alpha Star Public Shareholder may demand that Alpha Star redeem such Public Shares for a pro rata portion of the funds deposited in the Trust Account including interest earned but net of taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination in accordance with the Alpha Star Articles. If an Alpha Star Public Shareholder properly seeks redemption as described in this section and the Business Combination is consummated, Alpha Star will redeem their Public Shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

●	Holders of Founder Shares will not have redemption rights with respect to such shares.

●	If you are an Alpha Star Public Shareholder and wish to exercise your redemption rights, you must:

●	submit a written request to Vstock Transfer LLC, Alpha Star’s transfer agent, in which you (i) request that Alpha Star redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

●	either tender your share certificates (if any) to Vstock Transfer LLC, Alpha Star’s transfer agent, or deliver your Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to or on [          ], two (2) business days prior to the Extraordinary General Meeting, in order for their Public Shares to be redeemed. If you hold the shares in “street name,” you will have to coordinate with your broker, bank or nominee to have the Public Shares you beneficially own certificated and delivered electronically.”

Holders of Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

Any Alpha Star Public Shareholder satisfying the requirements for exercising redemption rights will be entitled to a pro rata portion of the amount then in the Trust Account calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds in the Trust Account and not previously released to Alpha Star to pay income taxes. Such amount will be paid promptly upon consummation of the Business Combination.

Alpha Star’s transfer agent can be contacted at the following address:

VStock Transfer LLC

18 Lafayette Place

Woodmere, New York 11598

Email: shay@vstocktransfer.com

Tel: (212) 828-8436

Facsimile: (646) 536-3179

Any request for redemption, once made by an Alpha Star Public Shareholder, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal and the Reincorporation Merger Proposal at the Extraordinary General Meeting. If you tender your share certificates (if any) to Alpha Star’s transfer agent and later decide prior to the Extraordinary General Meeting not to elect redemption, you may request that Alpha Star’s transfer agent return your share certificates (physically or electronically). You may make such request by contacting Alpha Star’s transfer agent at the address listed above.

No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the transfer agent in the manner described above no later than two (2) business days prior to the Extraordinary General Meeting.

The closing price of Alpha Star Ordinary Shares on [          ], the Extraordinary General Meeting Record Date, was $[          ]. The cash held in the Trust Account on such date was approximately $[          ]. Prior to exercising redemption rights, shareholders should verify the market price of Alpha Star Ordinary Shares as they may receive higher proceeds from the sale of their Alpha Star Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Alpha Star cannot assure its shareholders that they will be able to sell their Alpha Star Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

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If an Alpha Star Public Shareholder exercises his, her or its redemption rights, then he, she or it will be exchanging his, her or its Alpha Star Ordinary Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if, prior to the deadline for submitting redemption requests, you properly demand redemption by following the procedure described above, and the Business Combination is consummated.

If an Alpha Star Public Shareholder exercises his, her or its redemption rights, it will not result in the loss of any Public Warrants that he, she or it may hold and, upon consummation of the Business Combination, each Alpha Star Warrant will become exercisable to purchase one PubCo Ordinary Share in lieu of one Alpha Star Ordinary Share for a purchase price of $11.50 per share, subject to adjustment.

Any Alpha Star Public Shareholder who elects to exercise Dissent Rights (see the discussion in this proxy statement/prospectus under the caption, “Extraordinary General Meeting of Alpha Star Shareholders — Appraisal Rights under the Cayman Companies Act”) will lose their right to have their Public Shares redeemed in accordance with the Alpha Star Articles.

For a detailed discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see the discussion in this proxy statement/prospectus under the caption, “Material Tax Considerations — Material U.S. Federal Income Tax Considerations.” The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you should consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

If Alpha Star Public Shareholders fail to take any action with respect to the Extraordinary General Meeting and fail to redeem their Public Shares following the procedure described in this proxy statement/prospectus and the Business Combination is approved by the Alpha Star shareholders and consummated, such Alpha Star Public Shareholders will become shareholders of PubCo.

The following table presents the anticipated share ownership of various holders of PubCo Ordinary Shares after the completion of the Business Combination, based on the assumption that no additional equity securities of PubCo will be issued at or prior to Closing, including to any PIPE investors, and that there are no Dissenting Alpha Star Shareholders, under the following redemption scenarios:

●	Assuming No Redemptions: This presentation assumes that no Alpha Star Public Shareholder exercises redemption rights with respect to their Public Shares.

●	Assuming Maximum Redemptions: This presentation assumes that Alpha Star Public Shareholders holding 902,999 Public Shares will exercise their redemption rights for approximately $[ ] of the $[ ] of funds in the Trust Account, which is the maximum number of Public Shares that could be redeemed by Alpha Star Public Shareholders that allows the consummation of the Business Combination.

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	Assuming No Redemptions(1)		Assuming Maximum Redemptions(2)
	Shares	%	Shares	%
Holders of PubCo Ordinary Shares without reflecting potential sources of dilution
Alpha Star Public Shareholders(3)	902,999	3.79%	0	-%
Alpha Star Sponsor(4)	3,205,000	13.47%	3,205,000	14.00%
Conversion from Alpha Star Public Rights	1,642,857	6.90%	1,642,857	7.18%
Conversion from Alpha Star Private Placement Rights	47,142	0.20%	47,142	0.20%
Existing PubCo Shareholders(5)	18,000,000	75.64%	18,000,000	78.62%
Total PubCo Ordinary Shares outstanding at Closing	23,797,998	100.00%	22,894,999	100.00%
Total PubCo Ordinary Shares outstanding at Closing not reflecting potential sources of dilution	23,797,998	74.15%	22,894,999	73.62%
Potential sources of dilution
PubCo Ordinary Shares underlying Alpha Star Public Warrants	5,750,000	17.92%	5,750,000	18.49%
PubCo Ordinary Shares underlying Alpha Star Private Warrants	165,000	0.51%	165,000	0.53%
PubCo Ordinary Shares underlying shares issuable under the equity incentive plan of PubCo	2,379,799	7.42%	2,289,499	7.36%
Total PubCo Ordinary Shares outstanding at Closing (including shares under Public Warrants and Private Warrants and equity incentive plan shares)	32,092,797	100.00%	31,099,498	100.00%
Holders of PubCo Ordinary Shares reflecting potential sources of dilution
Alpha Star Public Shareholders(6)	8,295,856	25.85%	7,392,857	23.77%
Alpha Star Sponsor(7)	3,417,142	10.65%	3,417,142	10.99%
Existing PubCo Shareholders (8)	20,379,799	63.50%	20,289,500	65.24%
Total Pro Forma Equity Value of PubCo Ordinary Shares outstanding at Closing (including shares under Public Warrants and Private Warrants and equity incentive plan shares)(9)
Per Share Pro Forma Equity Value of PubCo Ordinary Shares outstanding at Closing(9)

Notes:

(1)	Assuming that holders of zero Alpha Star Public Shares exercise their redemption rights in connection with the Business Combination.
(2)	Assuming that holders of 902,999 Alpha Star Public Shares exercise their redemption rights in connection with the Business Combination.
(3)	Does not include Alpha Star Public Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire PubCo Ordinary Shares. The Alpha Star Public Warrants represent 11,500,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one-half (1/2) of one Alpha Star Ordinary Share at an exercise price of US$11.50 per whole share, subject to adjustment. In connection with the Business Combination, Alpha Star Public Warrants will be automatically and irrevocably assumed by PubCo and converted into PubCo Warrants each entitling its holder to purchase one-half (1/2) of one PubCo Ordinary Share at a price of US$11.50 per whole share, subject to adjustment.
(4)	Does not include Alpha Star Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire PubCo Ordinary Shares. The Alpha Star Private Warrants represent 330,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one-half (1/2) of one Alpha Star Ordinary Share at an exercise price of US$11.50 per whole share, subject to adjustment. In connection with the Business Combination, Alpha Star Private Warrants will be automatically and irrevocably assumed by PubCo and converted into PubCo Warrants each entitling its holder to purchase one-half (1/2) of one PubCo Ordinary Share at a price of US$11.50 per whole share, subject to adjustment.

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(5)	Excluding shares reserved for the equity incentive plan of PubCo prior to the date of the Business Combination Agreement.
(6)	Includes 11,500,000 shares underlying Alpha Star Public Warrants.
(7)	Includes 330,000 shares underlying Alpha Star Private Warrants.
(8)	Includes shares reserved for the equity incentive plan of PubCo prior to the date of the Business Combination Agreement.
(9)	In each redemption scenario, the per share pro forma equity value of PubCo Ordinary Shares will be US$10.00 at closing in accordance with the terms of the Business Combination Agreement.

Dilution per share to Alpha Star Public Shareholders is determined by its net tangible book value per share, as adjusted, while excluding the Business Combination, while giving effect to material probable or consummated transactions and other material effects on Alpha Star’s net tangible book value per share, from the offering price per share in the Alpha Star IPO paid by Alpha Star Public Shareholders as set forth as follows under the No Redemptions Scenario and the Maximum Redemptions Scenario.

	Assuming No Redemptions	Assuming Maximum Redemptions
IPO offering price per share	$10.00	$10.00
Alpha Star net tangible book value as of June 30, 2024	$56,818,153	$56,818,153
Total Alpha Star Ordinary Shares outstanding as of June 30, 2024	4,107,999	3,205,000
Alpha Star net tangible book value per share as of June 30, 2024	$13.83	$17.72
Difference between IPO offering price per share and net tangible book value per share	$3.83	$7.72

Appraisal Rights under the Cayman Companies Act

Holders of record of Alpha Star Ordinary Shares may have appraisal rights in connection with the Business Combination under the Cayman Companies Act. In this proxy statement/prospectus, these appraisal or dissent rights are sometimes referred to as “Dissent Rights.”

Holders of record of Alpha Star Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its Alpha Star Ordinary Shares must give written objection to the Reincorporation Merger to Alpha Star prior to the shareholder vote to approve the Reincorporation Merger and follow the procedures set out in Section 238 of the Cayman Companies Act. These statutory appraisal rights are separate to and mutually exclusive of the right of Alpha Star Public Shareholder to demand that their Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account (including interest earned but net of taxes payable) in accordance with the Alpha Star Articles. It is possible that if an Alpha Star shareholder exercises appraisal rights, the fair value of the Alpha Star Ordinary Shares determined under Section 238 of the Cayman Companies Act could be more than, the same as, or less than that such holder would obtain if they exercised their redemption rights as described herein. Alpha Star believes that such fair value would equal the amount that Alpha Star shareholders would obtain if they exercised their redemption rights as described herein.

Alpha Star shareholders need not vote against any of the proposals at the Extraordinary General Meeting in order to exercise appraisal rights under the Cayman Companies Act. An Alpha Star shareholder which elects to exercise appraisal rights must do so in respect of all of the Alpha Star Ordinary Shares that person holds and will lose their right to exercise their redemption rights as described herein.

At the First Effective Time, the shares held by the Dissenting Alpha Star Shareholders (the “Dissenting Alpha Star Shares”) will automatically be cancelled by virtue of the Reincorporation Merger, and each Dissenting Alpha Star Shareholder will thereafter cease to have any rights with respect to such shares, except the right to be paid the fair value of such shares and such other rights as are granted by the Cayman Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Cayman Companies Act (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Companies Act, then the right of such holder to be paid the fair value of such holder’s Dissenting Alpha Star Shares under Section 238 of the Cayman Companies Act will cease, the shares will no longer be considered Dissenting Alpha Star Shares and such holder’s former Alpha Star Ordinary Shares will thereupon be deemed to have been converted as of the First Effective Time into the right to receive the merger consideration comprising one PubCo Ordinary Share for each Alpha Star Ordinary Share, without any interest thereon. As a result, such Alpha Star Shareholder would not receive any cash for their Alpha Star Ordinary Shares and would become a shareholder of PubCo.

In the event that any Alpha Star Shareholder delivers notice of their intention to exercise Dissent Rights, Alpha Star, PubCo and Merger Sub may, in their sole discretion, elect to delay the consummation of the Reincorporation Merger in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Act. Section 239 of the Cayman Companies Act states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration for the Alpha Star Ordinary Shares constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. In circumstances where the limitation under Section 239 of the Cayman Companies Act is invoked, no Dissent Rights would be available to Alpha Star Shareholders, including those Alpha Star Shareholders who previously delivered a written objection to the Reincorporation Merger prior to the Extraordinary General Meeting and followed the procedures set out in Section 238 of the Cayman Companies Act in full up to such date, and such holder’s former Alpha Star Ordinary Shares will thereupon be deemed to have been converted as of the First Effective Time into the right to receive the merger consideration comprising one PubCo Ordinary Share for each Alpha Star Ordinary Share, without any interest thereon. Accordingly, Alpha Star Shareholders are not expected to ultimately have any appraisal or dissent rights in respect of their Alpha Star Ordinary Shares and the certainty provided by the redemption process may be preferable for Alpha Star Public Shareholders wishing to exchange their Public Shares for cash.

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Proxy Solicitation Costs

Alpha Star is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone. Alpha Star and its directors, officers and agents may also solicit proxies online. Alpha Star will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Alpha Star will bear the cost of the solicitation.

Alpha Star has hired Advantage Proxy, Inc. to assist in the proxy solicitation process. Alpha Star will pay to Advantage Proxy, Inc. a fee of $7,500, plus disbursements.

Alpha Star will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Alpha Star will reimburse them for their reasonable expenses.

Other Matters

As of the date of this proxy statement/prospectus, Alpha Star’s board of directors does not know of any business to be presented at the Extraordinary General Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Extraordinary General Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Interests of Alpha Star’s Directors and Officers in the Business Combination

In considering the recommendation of Alpha Star’s board of directors to vote in favor of the approval of the Business Combination Proposal and the Reincorporation Merger Proposal, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of Alpha Star’s directors and officers have interests in such proposals that are different from, or in addition to, those of other shareholders generally. Alpha Star’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to shareholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact that:

●	If the Business Combination with XDATA or another business combination is not consummated by December 15, 2024, Alpha Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Alpha Star’s board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Alpha Star IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Business Combination is consummated, each outstanding Alpha Star Ordinary Share will be converted into one PubCo Ordinary Share, subject to adjustment described herein.

●	If Alpha Star is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Alpha Star for services rendered to or, contracted for or, for products sold to, Alpha Star. If Alpha Star consummates a business combination, on the other hand, Alpha Star will be liable for all such claims.

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●	The Sponsor acquired the Founder Shares, which will be converted into PubCo Ordinary Shares in connection with the Business Combination, for an aggregate purchase price of $25,000 prior to the Alpha Star IPO. Based on the average of the high $[ ] and low $[ ] prices for Alpha Star Ordinary Shares on Nasdaq on [ ], 2024, the value of the Founder Shares outstanding upon the Closing would be $[ ].

●	The Sponsor acquired the Private Units for an aggregate purchase price of $3,300,000 in the Alpha Star IPO. Based on the $[ ] price of the Public Units on Nasdaq on $[ ], 2024, the value of the Private Units outstanding upon the Closing would be $[ ].

●	As a result of the prices at which the Sponsor acquired the Founder Shares and the Private Units, and their current value, the Sponsor could make a substantial profit after the completion of the Business Combination even if Alpha Star Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

●	The Sponsor and Alpha Star’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Alpha Star’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Alpha Star fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Alpha Star may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by December 15, 2024. As of the Record Date, the Sponsor and Alpha Star’s officers and directors and their affiliates had incurred [ ] unpaid reimbursable expenses.

●	If Alpha Star is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds would be approximately $[ ] reflecting the market value of Founder Shares, the market value of Private Units, the amount outstanding under promissory notes and loan agreement and out-of-pocket unpaid reimbursable expenses.

●	Alpha Star has provisions in the Alpha Star Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Alpha Star’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Alpha Star.

●	The Business Combination Agreement provides for the continued indemnification of Alpha Star’s current directors and officers and the continuation of directors and officers liability insurance covering Alpha Star’s current directors and officers.

●	Alpha Star’s Sponsor, affiliates of the Sponsor, officers and directors may make loans from time to time to Alpha Star to fund certain capital requirements. Loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to Alpha Star outside of the Trust Account.

●	Alpha Star entered into an agreement, commencing December 15, 2021, through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for certain general and administrative services, including office space, utilities and administrative services.

●	[ ], currently a Director of Alpha Star, will be a member of the board of directors of PubCo following the closing of the Business Combination and, therefore, in the future [ ] will receive cash fees, share options or share-based awards that the board of directors of XDATA determines to pay to its non-executive directors.

●	Certain of Alpha Star’s directors and executive officers are expected to become directors and/or executive officers of the combined company and will enter into indemnification agreements with the combined company.

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Purchases of Alpha Star Shares

At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material non-public information regarding Alpha Star or its securities, the Sponsor, Alpha Star’s officers and directors, PubCo, PubCo shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the Reincorporation Merger Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Alpha Star Ordinary Shares or vote their shares in favor of the Business Combination Proposal and the Reincorporation Merger Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in the value of their shares, including the granting of put options and, with PubCo’s consent, the transfer to such investors or holders of shares owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on Alpha Star Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Extraordinary General Meeting.

If such transactions are effectuated, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal, the Reincorporation Merger Proposal and other proposals and would likely increase the chances that such proposals would be approved. No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, Alpha Star officers and directors, PubCo, PubCo shareholders or any of their respective affiliates. Alpha Star will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal and the Reincorporation Merger Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

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PROPOSAL 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

Alpha Star is asking its shareholders to adopt and approve the Business Combination Agreement, the Business Combination, the listing of certain shares that may be issued in connection with the Business Combination, certain related agreements and the transactions contemplated thereby, including the Business Combination and the Plan of Merger. Alpha Star shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus, the Plan of Merger, which is attached as Annex D to this proxy statement/prospectus and the transactions contemplated thereby. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding an extraordinary general meeting of shareholders to vote on the business combination, we may consummate the business combination only if it is approved by the affirmative vote (online, in person or by proxy) of the votes cast by the holders of a majority of the outstanding Alpha Star Ordinary Shares entitled to vote and present at the Extraordinary General Meeting.

The Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the business combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made and will be made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Alpha Star, the Sponsor, XDATA or any other matter.

On September 12, 2024, Alpha Star entered into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with XDATA and Roman Eloshvili, the sole shareholder of XDATA. The Business Combination Agreement provides for (i) Alpha Star will incorporate PubCo in accordance with the Companies Act (Revised) of the Cayman Islands, (ii) the merger of Alpha Star with and into PubCo (the “Reincorporation Merger”), with PubCo surviving the Reincorporation Merger, and (iii) the share exchange between PubCo and the shareholder of XDATA (the “Share Exchange”, together with Reincorporation Merger, the “Transactions” or the “Business Combination”), resulting in XDATA being a wholly owned subsidiary of PubCo. Following the Business Combination, PubCo will be a publicly traded company. On September 23, 2024, PubCo became a party to the Business Combination Agreement by entering into a joinder agreement with Alpha Star, XDATA, and Roman Eloshvili.

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Pursuant to the Business Combination Agreement and subject to the approval of the shareholders of Alpha Star and XDATA, among other things, (i) immediately prior to the First Effective Time, each issued and outstanding Alpha Star Unit, each consisting of one Alpha Star Ordinary Share, one Alpha Star Right and one Alpha Star Warrant, will be automatically separated and the holder thereof will be deemed to hold one Alpha Star Ordinary Share, one Alpha Star Right and one Alpha Star Warrant; (ii) immediately prior to the First Effective Time, each seven (7) issued and outstanding Alpha Star Rights will automatically and irrevocably be converted into one (1) Alpha Star Ordinary Share, provided no fractional Alpha Star Ordinary Shares will be issued in connection with such conversion and the number of Alpha Star Ordinary Shares to be issued to such holder upon such conversion will be rounded down to the nearest whole number and no cash will be paid in lieu of such Alpha Star Rights; (iii) at the First Effective Time, each Alpha Star Ordinary Share will automatically be converted into the right of the holder thereof to receive one (1) PubCo Ordinary Share; (iv) at the First Effective Time, each issued and outstanding Alpha Star Warrant will automatically and irrevocably be assumed by PubCo and converted into one (1) PubCo Warrant, subject to the same terms and conditions.

Conditions to Closing

The consummation of the Business Combination is conditioned upon, among other things: (i) receipt of the required approval by the Alpha Star shareholders; (ii) receipt of the required approval by the XDATA shareholder; (iii) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Transactions; (iv) the approval for listing of PubCo Ordinary Shares and/or PubCo Warrants in connection with the Transactions upon the Closing (as defined in the Business Combination Agreement) on Nasdaq (as defined below), subject only to official notice of issuance thereof; (v) effectiveness of the Registration Statement (as defined below) in accordance with the Securities Act, and the absence of any stop order issued by the SEC which remains in effect with respect to the Registration Statement; and (vi) necessary consents, approvals and authorizations, including but not limited to, regulatory approval by Nasdaq and the SEC, necessary third-party approvals and the expiration of any waiting period under the Hart-Scott-Rodino Act, if applicable.

The obligations of XDATA to consummate the Business Combination are also conditioned upon, among other things: (i) the accuracy of the representations and warranties of Alpha Star (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) material compliance by Alpha Star with its pre-closing covenants; and (iii) the absence of any effect, development, circumstance, fact, change or event since the date of the Business Combination Agreement that, individually or in the aggregate, has had, or would reasonably be expected to prevent or materially delay or materially impair the ability of Alpha Star to consummate the Transactions (as defined in the Business Combination Agreement) or otherwise have a material adverse effect on the Transactions.

The obligation of Alpha Star to consummate the Business Combination is also conditioned upon, among other things: (i) the accuracy of the representations and warranties of XDATA (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) material compliance by XDATA with its pre-closing covenants; (iii) the absence of any effect, development, circumstance, fact, change or event since the date of the Business Combination Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to XDATA that is continuing and uncured, (iv) (x) compliance in all respects material to XDATA and its subsidiaries taken as of whole, by XDATA and its subsidiaries with the law of the jurisdiction(s) in which it will operate its Principal Business (as defined in the Business Combination Agreement) and (y) satisfaction of all the legal requirements of the jurisdiction(s) in which it will operate its Principal Business, and (v) delivery to Alpha Star of a written memorandum of legal counsel licensed in such jurisdiction(s) to the effect that (x) among all permits as applicable to the Principal Business (A) the conduct of the Principal Business in such jurisdiction may be commenced prior to the issuance by the relevant government authorities of the permits or (B) no material obstacle exists for XDATA and/or its subsidiaries to obtain the permits in the future, and (y) among all requirements of law of such jurisdiction applicable to the Principal Business, (A) the conduct of the Principal Business may be commenced prior to compliance with the requirements with the legal requirements of such jurisdiction or (B) no material obstacle exists for XDATA and/or its subsidiaries to become in compliance with the legal requirements in the future; (vi) XDATA has obtained all the consents, approvals, authorizations, and other requirements and has removed all Lien (as defined in the Business Combination Agreement) as set forth in the XDATA Disclosure Letter (as defined in the Business Combination Agreement) to the satisfaction of Alpha Star; and (vii) Roman Eloshvili shall have terminated certain charge over shares agreement and the call option agreement dated April 7, 2022.

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Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to efforts to satisfy conditions to the consummation of the Business Combination. The covenants under the Business Combination Agreement include, among other things, covenants providing for the following: (i) XDATA’s agreement to (y) operate its business in the ordinary course prior to the closing of the Merger (with certain exceptions) and not to take certain specified actions without the prior written consent of Alpha Star, and (z) subject to certain customary legal and other exceptions, provide Alpha Star with access to the books, records and financial records of XDATA and its subsidiaries, and information about the operations and other affairs of XDATA and its subsidiaries, (iii) XDATA acknowledging and agreeing that it has no claim against the Trust Account established for the benefit of the shareholders of Alpha Star; and (ii) Alpha Star’s agreement to operate its business in the ordinary course prior to the closing of the Merger (with certain exceptions) and not to take certain specified actions without the prior written consent of XDATA.

The Business Combination Agreement also contains additional covenants of the parties, including, among others, (i) a covenant providing for (i) Alpha Star and XDATA to cooperate in the preparation of the Registration Statement on Form F-4 required to be prepared in connection with the Transactions (the “Registration Statement”), including, in the case of XDATA providing such information and responding in a timely manner to comments relating to the proxy statement, including preparation for inclusion in the proxy statement of pro forma financial statements in compliance with the requirements of Regulation S-X and the SEC, (ii) requiring Alpha Star to establish a record date for, duly call and give notice of, convene and hold an extraordinary general meeting of the Alpha Star shareholders as promptly as practicable following the date that the Registration Statement is declared effective by the SEC under the Securities Act, (iii) requiring the board of directors of Alpha Star to recommend to the shareholders of Alpha Star the adoption and approval of the Alpha Star transaction proposals contemplated by the Business Combination Agreement, (iv) prohibiting Alpha Star and XDATA from, among other things, soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions and ceasing discussions regarding alternative transactions, (v) requiring XDATA to enter into non-competition and non-solicitation agreements to the satisfaction of Alpha Star with (x) any holder or all holders (as applicable) of issued and outstanding shares of XDATA for a period of five (5) years following the Closing Date, and (y) the senior management and key personnel for a period of three (3) years following the Closing Date; (vi) requiring XDATA, except as would not be reasonably be expected to be material to the business of XDATA and its subsidiaries taken as a whole, to take all actions necessary to comply with the requirements of the law of the jurisdiction in which it will operate, including, but not limited to, (w) payment of applicable taxes and fees, (x) formation of any legal entity required in such jurisdiction, (y) application for any permits, and (z) such other action necessary to the conduct of the business in such jurisdiction, (vii) XDATA undertakes to obtain, prior to the Closing Date, all the consents, approvals, authorizations, and other requirements and to remove all Lien as set forth in the XDATA Disclosure Letter, and (viii) Alpha Star, PubCo, and XDATA shall enter into a joinder agreement in the form and substance reasonably agreed by the parties.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of XDATA, relating, among other things, to proper organization and qualification; capitalization; due authorization, performance and enforceability against XDATA of the Business Combination Agreement; absence of conflicts; governmental consents and filings; compliance with laws and possession of requisite governmental permits and approvals; financial statements; absence of undisclosed liabilities; litigation and proceedings; employees and independent contractors; labor matters; real property; assets; tax matters; environmental matters; brokers’ fees; intellectual property and IT security; material contracts; insurance; related party transactions; international trade and anti-corruption; books and records; supplied information; and no other representations.

The Business Combination Agreement contains representations and warranties of Alpha Star, relating, among other things, to proper organization and qualification; capitalization; due authorization, performance and enforceability against Alpha Star of the Business Combination Agreement; absence of conflicts; required consents and filings; trust account; compliance with laws and possession of requisite governmental permits and approvals; reports filed with the SEC, financial statements, and compliance with the Sarbanes-Oxley Act; absence of certain changes; litigation and proceedings; business activities; material contracts; The Nasdaq listing; tax matters; board approval; related party transactions; status under the Investment Company Act of 1940, as amended; broker’s fees; independent investigation; and no other representations.

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The representations and warranties made in the Business Combination Agreement will not survive the consummation of the Transactions

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Transactions, including: (i) by mutual written consent of Alpha Star and XDATA; (ii) by either Alpha Star or XDATA if any law or governmental order (other than a temporary restraining order) is in effect that permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions; (iii) by either Alpha Star or XDATA if the Transactions have not occurred by December 15, 2024 (the “Termination Date”); (iv) by either Alpha Star or XDATA upon a breach of any representations, warranties, covenants or other agreements set forth in the Business Combination Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot or has not been cured within the earlier of 45 days’ following the receipt of notice from the non-breaching party and ten business days prior to the Termination Date; (v) by either Alpha Star or XDATA if the Alpha Star shareholder approval is not obtained at its shareholder meeting; or (vi) by Alpha Star if the XDATA shareholder approval is not obtained or is revoked or sought to revoke by such shareholders.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates set forth thereunder. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. It is not intended to provide any other factual information about the Alpha Star or XDATA, or any other party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Alpha Star’s public disclosures.

Certain Related Agreements

Sponsor Voting and Support Agreement

On September 23, 2024, PubCo, XDATA, Alpha Star and Sponsor entered into the Sponsor Voting and Support Agreement, pursuant to which Sponsor agreed to, among other things, (i) attend any Alpha Star shareholder meeting to establish a quorum for the purpose of approving the Alpha Star transaction proposals; (ii) vote all Alpha Star Ordinary Shares in favor of the Alpha Star transaction proposals, including the approval of the Business Combination Agreement and the transactions contemplated thereby; and (iii) vote all Alpha Star Ordinary Shares against (A) other than in connection with the Transactions (as defined in the Business Combination Agreement), any business combination agreement or merger (other than the Business Combination Agreement and the Transactions), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Alpha Star or any public offering of any shares of Alpha Star or, in case of a public offering only, a newly-formed holding company of Alpha Star, (B) any SPAC Alternative Transaction Proposal (as defined in the Business Combination Agreement, and (C) any amendment of the organizational documents of Alpha Star or other proposal or transaction involving Alpha Star, which, in each of cases (A) and (C), would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by Alpha Star of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Agreement (as defined in the Business Combination Agreement), the Transactions or any other Transaction or change in any manner the voting rights of any class of Alpha Star’s share capital.

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The foregoing description of the Sponsor Voting and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Voting and Support Agreement, a copy of which is filed with Alpha Star’s Current Report on Form 8-K as Exhibit 10.1, filed with the SEC on September 13, 2024, and the terms of which are incorporated by reference herein.

Sponsor Lock-Up Agreement

At Closing, PubCo and the Sponsor shall enter into the Sponsor Lock-Up Agreement, pursuant to which Sponsor, among other things, agreed not to transfer any PubCo Ordinary Shares held by it immediately after the Closing during the applicable lock-up period, subject to customary exceptions. The lock-up period applicable to the Sponsor Locked-Up Shares will be (i) with respect to 100% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Private Placement Shares (as defined in the Sponsor Lock-Up Agreement), thirty (30) days from and after the Closing Date, (ii) with respect to 50% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Founder Shares (as defined in the Sponsor Lock-Up Agreement), until the earlier of (A) six (6) months from and after the Closing Date or (B) the date on which the closing Company Per Share Trading Price equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 Trading Days within any thirty (30)-Trading Day period commencing after the Closing Date, and (iii) with respect to the remaining 50% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Founder Shares until six (6) months from and after the Closing Date, or earlier in either case of (ii) and (iii) above, if subsequent to PubCo’s initial Business Combination it completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Capitalized terms in this summary of the Sponsor Lock-Up Agreement not otherwise defined herein shall have the meanings ascribed to them in the Sponsor Lock-Up Agreement.

The foregoing description of the Sponsor Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Lock-Up Agreement, a copy of which is filed with Alpha Star’s Current Report on Form 8-K as Exhibit 10.2, filed with the SEC on September 13, 2024, and the terms of which are incorporated by reference herein.

XDATA Shareholder Lock-Up and Support Agreement

On September 23, 2024, PubCo, Alpha Star and the sole shareholder of XDATA entered into the XDATA Shareholder Lock-Up and Support Agreement, pursuant to which the sole shareholder of XDATA agreed to, among other things, (i) attend any XDATA shareholder meeting to establish a quorum; and (ii) vote Subject Shares (as defined in the XDATA Shareholder Lock-Up and Support Agreement) held or acquired by such XDATA shareholder against (A) other than in connection with the Transactions, business combination agreement or merger (other than the Business Combination Agreement and the Transactions), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by XDATA, any of its material subsidiaries, or, in case of a public offering only, a newly-formed holding company of XDATA or such material subsidiaries, (B) any Alternative Transaction Proposal (as defined in the Business Combination Agreement), (C) other than any amendment to the organizational documents of XDATA in furtherance of Section 2.01 of the Business Combination Agreement, any amendment of the organizational documents of XDATA or other proposal or transaction involving XDATA or any of its subsidiaries and (D) any proposal or effort to revoke (in whole or in part) any approval given by a shareholder of XDATA, which, in each of cases (A) and (C), would be reasonably likely to, in any material respect, impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by XDATA of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Agreement, the Transactions or any other Transaction or change in any manner the voting rights of any class of XDATA’s share capital.

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Pursuant to the XDATA Shareholder Lock-Up and Support Agreement, the sole shareholder of XDATA also shall agree not to transfer any PubCo Ordinary Shares held by such XDATA shareholder immediately after the Closing. The lock-up period applicable to the XDATA Shareholder Locked-Up Shares will be (i) with respect to 50% of the XDATA Shareholder Locked-Up Shares, until the earlier of (A) six (6) months from and after the Closing Date or (B) the date on which the closing Company Per Share Trading Price equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30)-Trading Day period commencing after the Closing Date, and (ii) with respect to the remaining 50% of the XDATA Shareholder Locked-Up Shares, until six (6) months from and after the Closing Date, or earlier in either case, if subsequent to PubCo’s initial Business Combination it completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Capitalized terms in this summary of the XDATA Shareholder Lock-Up and Support Agreement not otherwise defined herein shall have the meanings ascribed to them in the XDATA Shareholder Lock-Up and Support Agreement.

The foregoing description of the XDATA Shareholder Lock-Up and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the XDATA Shareholder Lock-Up and Support Agreement, a copy of which is filed with Alpha Star’s Current Report on Form 8-K as Exhibit 10.3, filed with the SEC on September 13, 2024, and the terms of which are incorporated by reference herein.

Amended and Restated Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, PubCo, the Sponsor and certain shareholders of PubCo, as applicable, will enter into the A&R Registration Rights Agreement, to be effective as of the Closing, pursuant to which PubCo agrees to undertake certain resale shelf registration obligations in accordance with the Securities Act and the Sponsor and certain shareholders of PubCo will be granted customary demand and piggyback registration rights.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the A&R Registration Rights Agreement, a copy of which is filed with Alpha Star’s Current Report on Form 8-K as Exhibit 10.4, filed with the SEC on September 13, 2024, and the terms of which are incorporated by reference herein.

Background of the Business Combination

Alpha Star is a blank check company organized under the laws of the Cayman Islands and was incorporated on March 11, 2021. Alpha Star was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (collectively, a “business combination”).

On December 15, 2021, Alpha Star consummated the Initial Public Offering of 11,500,000 Units. The Units sold in the Initial Public Offering were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $115,000,000. Each unit consists of one ordinary share, one right to receive one-seventh (1/7) of an ordinary share upon the consummation of an initial business combination, and one redeemable warrant. Each warrant entitles the holder thereof to purchase one half of an ordinary share at a price of $11.50 per share. Each warrant will become exercisable on the later of the completion of a business combination and 9 months from December 15, 2021, and will expire five years after the completion of a business combination, or earlier upon redemption. Alpha Star also granted the underwriters a 45-day option to purchase up to an additional 1,500,000 units to cover over-allotments, if any.

The Securities offered and sold in the offering were registered under the Securities Act on a registration statement on Form S-1 (No. 333-257521). The SEC declared the registration statement effective on December 13, 2021.

Simultaneously with the IPO, Alpha Star sold to the Sponsor 330,000 units at $10.00 per unit in a private placement generating total gross proceeds of $3,300,000. Offering costs amounted to $5,669,696 consisting of $2,300,000 of underwriting fees, $2,875,000 of deferred underwriting fees, and $494,696 of other offering costs. A total of $115,682,250, comprised of $112,700,000 of the proceeds from the IPO (which amount includes up to $2,875,000 of the underwriter’s deferred discount) and $2,300,000 of the proceeds of the sale of the Private Placement Units, was placed in a U.S.-based Trust Account, established by VStock Transfer LLC, Alpha Star’s transfer agent and maintained at Wilmington Trust, National Association, acting as trustee.

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In September 2021, Alpha Star issued 2,875,000 of founder shares for $25,000 which included an aggregate of up to 375,000 ordinary shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment is not exercised in full or in part, so that the Sponsor would collectively own 21.88% of Alpha Star’s issued and outstanding ordinary shares after the IPO. On December 14, 2021, the underwriter exercised the over-allotment option in full, accordingly, as a result, no Founder Shares are subject to forfeiture.

On September 13, 2022, Alpha Star issued a promissory note in the principal amount of up to $1,000,000 (the “Original Promissory Note 1”) to Sponsor, pursuant to which the Sponsor agreed to loan to Alpha Star up to $1,000,000 to pay extension fees and transaction costs, and the Original Promissory Note 1 was amended and restated on November 6, 2023.

On December 13, 2022, Alpha Star issued a promissory note in the principal amount of up to $1,300,000 (the “Original Promissory Note 2”) to Sponsor, pursuant to which the Sponsor agreed to loan to Alpha Star up to $1,300,000 to pay extension fees and transaction costs, and the Original Promissory Note 2 was amended and restated on December 28, 2023.

On March 13, 2023, Alpha Star issued a promissory note in the principal amount of up to $2,500,000 (the “Original Promissory Note 3”) to Sponsor, pursuant to which the Sponsor agreed to loan to Alpha Star up to $2,500,000 to pay extension fees and transaction costs, and the Original Promissory Note 3 was amended and restated on December 29, 2023.

On September 20, 2023, Alpha Star issued a promissory note in the principal amount of up to $2,500,000 (the “Original Promissory Note 4”) to Sponsor, pursuant to which the Sponsor agreed to loan to Alpha Star up to $2,500,000 to pay extension fees and transaction costs.

The balances of the promissory notes above were $35,000 and $5,755,961 as of September 30, 2024, and December 31, 2023, respectively.

On August 26, 2024, Alpha Star and Sponsor entered into a loan agreement in the principal amount of up to $1,500,000 (the “Loan Agreement”), pursuant to which the Sponsor agreed to loan to Alpha Star up to $1,500,000 to pay extension fees and transaction costs.

Prior to the consummation of the Alpha Star IPO, neither Alpha Star, nor anyone on its behalf, had contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Alpha Star.

Immediately after closing the Initial Public Offering on December 15, 2021, the officers and directors of Alpha Star began to contact potential candidates for a business combination. In addition, Alpha Star was contacted by a number of individuals and entities with respect to business combination opportunities.

Alpha Star reviewed and evaluated the potential targets based on the investment criteria set forth in its IPO prospectus. The following is a brief description of the background of Alpha Star’s search and discussion with various potential target companies.

From the consummation date of the Alpha Star IPO through the execution date of the Business Combination Agreement with XDATA, Alpha Star considered a number of potential target companies with the objective of consummating a business combination. Alpha Star’s representatives contacted and were contacted by a number of individuals and entities who offered to present ideas and opportunities for a business combination, including financial advisors and companies that have their operations in either North America, Europe or Asia. Alpha Star compiled a list of high priority potential targets and updated and supplemented such list from time to time. Such list was periodically shared with Alpha Star’s board of directors.

During the search period, Alpha Star and its representatives:

●	identified and evaluated over 40 potential target companies;

●	participated in in-person or telephonic discussions with representatives of approximately 7 potential targets (other than XDATA);

●	entered into 19 non-disclosure agreements with potential targets; and

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●	provided an initial non-binding indication of interest to 5 potential acquisition targets (other than XDATA) or their representatives.

Immediately after the Initial Public Offering of Alpha Star on December 15, 2021, Alpha Star formed a search team led by Zhe Zhang, its Chief Executive Officer, and Guojian Chen, its Chief Financial Officer, to start screening for target companies. Based on the extensive business connections and industry insights of its management and consultants, Alpha Star was introduced to various potential acquisition targets that might potentially meet Alpha Star’s management team’s preliminary target selection criteria. Alpha Star’s search team reviewed, among others, the financial performance, management team, industry sector and a description of each initial candidate. Following such initial review, Alpha Star’s search team selected preliminary qualified candidates and continued with second stage reviews by conducting conference calls and/or on-site visits and in-person meetings with the management of the candidates and collected more detailed business information from these candidates.

From December 2021 to April 2024, Alpha Star held numerous internal meetings to discuss preliminary candidates. At each meeting, Alpha Star reviewed and discussed the qualifications of those candidates and prioritized companies based on the criteria described above. After the initial screening, Alpha Star executed non-disclosure agreements with 19 companies and reviewed further information of such potential targets. Based on the valuation of Alpha Star and interests from the potential target companies, Alpha Star provided initial non-binding indications of interest to 5 potential acquisition targets, other than XDATA, as follows:

Company A: In December 2021, Company A, which was not affiliated with Alpha Star or to any affiliated business entities of Alpha Star, was referred to Alpha Star’s search team one of Alpha Star’s legal advisors. Company A was a zero-emission hydrogen fuel cell electric automaker and sustainable energy company. On January 3, 2022, after reviewing the business summaries and financial models for Company A and holding discussions with the management of Company A, Alpha Star’s management team established Company A as a merger candidate based upon its preliminary due diligence review. Subsequently, Alpha Star entered into a letter of intent with Company A on January 5, 2022. Alpha Star later conducted additional due diligence on Company A from January 2022 through February 2022 reviewing Company A’s information as it became available. In April 2022, Alpha Star removed Company A from the priority list of candidates because Company A’s delay in providing sufficient amount of due diligence information for Alpha Star.

Company B: In January 2022, Company B, which was not affiliated with Alpha Star or any affiliated business entities, was referred to Alpha Star’s search team through Alpha Star’s CEO Zhe Zhang’s personal connection. Company B was a provider of global payment services and SaaS, including card acquiring, point-of-sale service and marketplace solutions. On January 15, 2022, after reviewing the basic information of Company B and holding meetings with its management, Alpha Star’s management team established Company B as a potential merger candidate and submitted Company B’s information to Alpha Star’s board of directors. On September 13, Alpha Star entered into a letter of intent with Company B. From March 2022 to February 2023, Alpha Star conducted due diligence including examining Company B’s financial information, share structure and business model. Alpha Star removed Company B from the priority list of candidates in November 2023,because Company B was unable to finish its audit.

Company C: In August 2022, Company C, which was not affiliated with Alpha Star or any of its affiliated business entities, was referred to Alpha Star’s management team by a financial advisor of Company C. Company C was a manufacturer of graphene, GO, conductive polymers, anode and thermal interface materials. On August 25, 2022, after reviewing basic information of Company C and having multiple conference calls with Company C, Alpha Star’s management team established Company C as a candidate after Company C’s information was submitted to Alpha Star’s board of directors on August 23, 2022. On the same day, Company C and Alpha Star had a discussion on the terms of a draft of the letter of intent. On August 25, 2022, Alpha Star entered into a letter of intent with Company C and had conference calls with Company C on the issues related to the due diligence. Alpha Star subsequently conducted due diligence and reviewed the business model and financial needs of Company C. In November 2022, Alpha Star removed Company C from its priority list of business merger target candidates because Company C’s management’s valuation for its company was much higher than its value as estimated by Alpha Star’s management team.

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Company D: In March 2024, Company D, which was not affiliated with Alpha Star or to any affiliated business entities of Alpha Star, was referred to Alpha Star’s search team through personal connections of Alpha Star’s CEO, Zhe Zhang, and CFO, Guojian Chen. Company D was a clinical stage drug discovery and development company that focused on innovative remedies for liver disease and other life-threatening diseases. On April 9, 2024, after reviewing the business introduction and financial models of Company D, and discussing with the management of Company D, Alpha Star’s management team established Company D as a merger candidate based upon a preliminary due diligence review. It then entered into a letter of intent with Company D on April 11, 2024. Alpha Star conducted additional due diligence on Company D from April to June of 2024 screening Company D’s information as it became available. In June 2024, Alpha Star removed Company D from the priority list of candidates because Company D and Alpha Star had disagreement over issues related to finding private investment in public equity for the transaction.

Company E: In June 2024, Company E, which was not affiliated with Alpha Star or any of its affiliated business entities, was referred to Alpha Star’s management team by Company E itself. Company E was a technology company running an online dating platform. After reviewing the basic information of Company E and holding meetings with its management, Alpha Star’s management team established Company E as a candidate and submitted Company E’s information to Alpha Star’s board of directors in June 2024. As a result, Alpha Star’s management team established Company E as a candidate and entered into a letter of intent with Company E on June 16, 2024. From June to August of 2024, Alpha Star continued its due diligence on Company E, reviewed Company E’s financial and business forecasting as well as held further discussions with Company E’s management. In August 2024, Alpha Star decided to remove Company E from its priority list of candidates because Alpha Star concluded that Company E would not attract investors in the public market.

Timeline of the Merger with PubCo

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement, but it does not purport to catalogue every conversation and correspondence among representatives of Alpha Star, XDATA and their respective advisors.

On May 6, 2024, XDATA was introduced by phone from Alpha Star’s CEO Zhe Zhang’s personal connection, to Alpha Star’s management team. A presentation of XDATA was circulated for Alpha Star’s management team to review.

On May 7, 2024, XDATA circulated its 2022 and 2023 annual reports to Alpha Star.

On May 8, 2024, Alpha Star’s CFO, Guojian Chen, circulated a non-disclosure agreement for XDATA to review. Alpha Star and XDATA further exchanged working group list between May 8, 2024, and May 9, 2024.

On May 11, 2024, a due diligence request list was sent to XDATA by Alpha Star.

On May 11, 2024, Alpha Star proposed a letter of intent (the “LOI”) to XDATA based on the initial negotiation between Alpha Star and XDATA. The initial terms of the LOI include, among others, (i) a valuation between $1 billion and $2 billion to acquire 100% shares outstanding of XDATA; (ii) a non-competition and non-solicitation agreement from significant shareholders for a period of five years after the Closing, (iii) a new equity incentive plan, (iv) the initial board of directors of XDATA, and (v) a deposit of certain ordinary shares of the combined entity as escrow shares equal to 5% of the Transaction Consideration at the Closing for indemnification purposes.

On May 22, 2024, XDATA granted Alpha Star access to its data-room, which included XDATA’s diligence documents prepared according to the due diligence request list sent by Alpha Star.

Between May 11, 2024, and June 19, 2024, Alpha Star and XDATA had numerous video calls to discuss, among others, the business model and business plan of XDATA, the valuation of XDATA, and potential transaction terms. During the same time, XDATA and Alpha Star proposed changes regarding the LOI, including supplementing that the new equity incentive plan shall have an award pool equal to 10% of PubCo’s outstanding shares immediately after the Closing, and changing the evaluation to $200 million.

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On June 19, 2024, XDATA and Alpha Star reached an agreement on the terms of the LOI and executed the LOI.

On June 27, 2024, to facilitate communication, a working group list including all the parties was set up.

On June 28, 2024, an indicative timetable for the Business Combination was circulated and a conference call was held among XDATA, Loeb & Loeb, Alpha Star, and Han Kun Law Offices LLP (“Han Kun”), Alpha Star’s U.S. legal counsel. The meeting covered the following topics: (i) introduction of each party; (ii) the deal structure; and (iii) the due diligence process.

On July 1, 2024, a conference call was held among XDATA, Loeb & Loeb, Alpha Star, and Han Kun to further discuss the transaction structure and its tax implications.

On July 1, 2024, Alpha Star arrived in Estonia and started the due diligence process, including: (i) Alpha Star conducted a meeting with the management team of XDATA to understand the operations and financial status of XDATA, (ii) two conference calls were held between XDATA, Alpha Star, and the counsels of Alpha Star and XDATA; (iii) XDATA prepared relevant documents to help us better understand their operations and financial policies.

On July 2, 2024, Alpha Star and XDATA held several meetings, including: (i) a meeting with the product manager of XDATA who demonstrated the basic operations of the products of XDATA, such as the app and web platform developed by the XDATA, to assess market competitiveness and user experience; (ii) a meeting with other colleagues of Alpha Star and the counsel of Alpha Star to discuss the due diligence progress; (iii) a meeting with XDATA’s accounting team to understand, among others, the internal financial progress, management systems, financial software usage, and document retention practices. Alpha Star evaluated XDATA’s financial management level and internal control mechanisms accordingly; (iv) an interview with an Estonian local counsel to assess the local counsel’s professional background and service capabilities; (v) meetings with the local legal counsel (“CLARUS”) and both U.S. counsels of XDATA and Alpha Star to discuss progress of the due diligence and potential risk factors under Estonian law, including data protection and privacy laws.

On July 3, 2024, Alpha Star conducted interviews with the human resources team of XDATA to understand its structure and processes and reviewed the human resources system to assess its capabilities and efficiency. Alpha Star further examined relevant documents to verify XDATA’s compliance and procedures.

On July 4, 2024, Alpha Star reviewed a product presentation by the CIO of XDATA. The CIO presented the latest product of XDATA, ComplyControl, an AI-generated compliance tool, introduced the functionalities of ComplyControl, such as its ability to automate compliance tasks, generate reports, and identify potential compliance risks, and assessed the market potential and competitive advantages of ComplyControl. Alpha Star held a meeting with Han Kun, CLARUS, a tax expert, and the legal counsel of XDATA to discuss the potential risks relating to the merger, including regulatory compliance, intellectual property issues, and integration challenges. Alpha Star then reviewed the proposed timelines for the merger, identified key milestones and addressed other considerations such as tax implications, cultural integration, and post-merger management during the meeting.

On July 12, 2024, Han Kun provided an initial draft of the Business Combination Agreement.

On July 16, 2024. Alpha Star engaged CLARUS as its Estonian legal counsel to advise on related legal issues under the law of Estonia.

On July 17, 2024, CLARUS sent a due diligence information request list to XDATA.

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On July 23, 2024, XDATA granted CLARUS access to its data-room.

On July 24, 2024, Loeb & Loeb provided initial comments on the Business Combination Agreement.

On July 29, 2024, Han Kun circulated its comments on the Business Combination Agreement.

On August 6, 2024, Loeb & Loeb circulated its comments on the Business Combination Agreement. Han Kun received comments on the Business Combination Agreement from Ogier, Alpha Star’s Cayman Islands legal counsel.

On August 7, 2024, a conference call was held between Han Kun and Loeb & Loeb to discuss the terms of the Business Combination Agreement. Han Kun received comments on the Business Combination Agreement from CLARUS.

On August 12, 2024, Han Kun circulated its comments on the Business Combination Agreement.

On August 15, 2024, a conference call was held between Han Kun and Loeb & Loeb to discuss the terms of the Business Combination Agreement.

On August 16, 2024, Han Kun received further comments on the Business Combination Agreement from CLARUS and Ogier.

On August 20, 2024, Han Kun circulated initial drafts of the exhibits of the Business Combination Agreement.

On August 22, 2024, Loeb & Loeb circulated further comments on the Business Combination Agreement.

On August 23, 2024, Han Kun circulated revised drafts of the exhibits of the Business Combination Agreement.

On August 26, 2024, Loeb & Loeb circulated XDATA’s disclosure letter.

On August 28, 2024, Loeb & Loeb circulated comments on the revised drafts of the exhibits of the Business Combination Agreement. CLARUS requested further documents from XDATA as part of the due diligence process.

On August 29, 2024, Han Kun circulated revised drafts of the Business Combination Agreement, exhibits and Alpha Star’s disclosure letter.

On August 31, 2024, Han Kun circulated an initial draft of the press release announcing the Business Combination.

On September 11, 2024, Loeb & Loeb circulated a revised draft of XDATA’s disclosure letter as well as further comments on the Business Combination Agreement and exhibits. Loeb & Loeb also requested certain documents of Alpha Star, which Han Kun provided on the same day.

On September 11, 2024, Han Kun circulated revised drafts of the Business Combination Agreement, exhibits and disclosure letters.

On September 12, 2024, Loeb & Loeb and Han Kun exchanged several rounds of comments on the Business Combination Agreement, exhibits and disclosure letters. Later the same day, Han Kun circulated the final version of the Business Combination Agreement, exhibits, disclosure letters and press release. Alpha Star and XDATA then executed the Business Combination Agreement.

On September 13, 2024, the press release announcing the Business Combination was published.

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Alpha Star’s Board of Directors’ Recommendation and Reasons for the Approval of the Business Combination

At a meeting of Alpha Star’s board of directors held on September 12, 2024, Alpha Star’s board of directors unanimously determined that the form, terms and provisions of the Business Combination Agreement, including all exhibits and schedules attached thereto, were in the best interests of Alpha Star, adopted and approved the Business Combination Agreement and the Transactions, determined to recommend to Alpha Star shareholders that they approve and adopt the Business Combination Agreement and approve the Business Combination and the other matters proposed in this proxy statement/prospectus and determined that the foregoing be submitted for consideration by Alpha Star shareholders at an Extraordinary General Meeting. When you consider the recommendation of Alpha Star’s board of directors, you should be aware that Alpha Star’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Alpha Star shareholders generally. These interests are discussed in this proxy statement/prospectus under the caption “— Interests of Alpha Star’s Directors and Officers in the Business Combination.”

Alpha Star’s board of directors unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, “FOR” the Reincorporation Merger Proposal, “FOR” the Nasdaq Listing Proposal, “FOR” the Governance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Appointment Proposal and “FOR” the Adjournment Proposal if the Adjournment Proposal is presented to the meeting.

In evaluating the Business Combination, Alpha Star’s board of directors consulted with Alpha Star’s management, financial, legal and advisors and discussed with Alpha Star’s management various industry, commercial, operational and financial information of XDATA. In addition, Alpha Star’s management, with the assistance of Alpha Star’s legal, commercial and financial advisors, conducted an extensive financial, operational, industry and legal due diligence review of XDATA, including the following:

●	participated in multiple meetings with XDATA’s management team and representatives regarding operations, intellectual property, regulatory compliance and financial prospects, among other customary due diligence matters, as well as XDATA’s business plan;

●	participated in meetings with XDATA’s legal and accounting advisors and reviewed XDATA’s financial statements;

●	reviewed XDATA’s business model and the historical financial statements of XDATA, among other financial information;

●	reviewed financial projections provided by XDATA’s management, which were prepared by XDATA’s directors and management, and the assumptions underlying those projections;

●	reviewed XDATA’s readiness to operate as a publicly traded company;

●	reviewed the material business contracts of XDATA and its subsidiaries and certain other financial, legal, accounting, intellectual property and commercial diligence; and

●	reviewed other financial aspects of XDATA and the Business Combination.

Alpha Star’s management, including its directors and officers, have many years of experience in investment management, strategic advisory services, financial analysis and operational management. In the opinion of Alpha Star’s board of directors, Alpha Star’s management, including its directors and officers, are suitably qualified to conduct the due diligence review and other investigations required in connection with the search for a business combination partner and to evaluate the operating and financial merits of companies like XDATA. Alpha Star’s board of directors believe, based on the operational, investment and financial experience, and the background of its directors, that Alpha Star’s board of directors is qualified to conclude that the Business Combination is fair, from a financial point of view, to Alpha Star’s shareholders and to make other necessary assessments and determinations regarding the Business Combination. A detailed description of the experience of Alpha Star’s directors is included in this proxy statement/prospectus under the Caption “Management of Alpha Star.”

In reaching its unanimous resolution as described above, Alpha Star’s board of directors considered a variety of factors, including, but not limited to, the following:

●	Fulfilment of the Acquisition Criteria. The Alpha Star’s board of directors determined that XDATA satisfies a number of the criteria and guidelines that Alpha Star established at its IPO, including its attractive growth prospects and its experienced management team.

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●	Public Company Readiness. The Alpha Star’s board of directors believes that XDATA is well positioned to be a public company in terms of scale and size, and is a company that public equity market investors will understand and value.

●	Experienced Management Team. Following completion of the Business Combination, XDATA will continue to be led by the same proven and experienced senior management team as prior to the Business Combination. The executive team has extensive experience in the industry. See discussion in this proxy statement/prospectus under the caption, “Management Following the Business Combination” for more details.

●	Potential for Increase in Shareholder Value. The Alpha Star’s board of directors determined that if XDATA is able to meet its operational goals and achieve its near-to-medium term goals, then Alpha Star’s shareholders will have acquired their shares in XDATA at an attractive valuation, which would increase shareholder value.

●	Financial Analysis. The financial analysis conducted by Alpha Star’s management team and reviewed by Alpha Star’s board of directors supported the equity valuation of XDATA.

●	Other Alternatives. The Alpha Star’s board of directors believes, after a thorough review of other business combination opportunities reasonably available to Alpha Star, that the Business Combination represents an attractive potential business combination for Alpha Star, and that based on its review of other reasonably available business combination opportunities no better alternative is reasonably available.

●	Negotiated Transaction. The terms and conditions of the Business Combination Agreement and the Business Combination were the product of arm’s-length negotiations between the parties.

Alpha Star’s board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

●	Inability to Obtain Sufficient Working Capital. The risk that XDATA will be unable to obtain sufficient working capital, at a cost acceptable to management of XDATA, or at all, and consequently will be unable to pay all closing costs of the Business Combination and/or commence operations and/or achieve the goals of XDATA’s business plan.

●	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

●	Liquidation of Alpha Star. The risks and costs to Alpha Star if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Alpha Star being unable to effect a business combination by Alpha Star’s liquidation date and thus necessitate its liquidation.

●	Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Alpha Star from soliciting other business combination proposals, which restricts Alpha Star’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

●	Shareholder vote. The risk that Alpha Star Shareholders may fail to provide the votes necessary to effect the Business Combination.

●	Future financial performance. The risk that the future financial performance of XDATA may not meet Alpha Star’s board of directors’ expectations due to factors within XDATA’s control, including management execution, or out of its control, including economic cycles or other macroeconomic factors.

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●	Closing conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Alpha Star’s control, including approval by Alpha Star’s Shareholders and approval by Nasdaq of PubCo’s listing application in connection with the Business Combination.

●	Litigation. The possibility of litigation challenging the Business Combination or an adverse judgment granting permanent injunctive relief that could indefinitely enjoin consummation of the Business Combination.

●	Fees and expenses. The fees and expenses associated with completing the Business Combination.

●	Limited Corporate History. XDATA has a limited corporate history and may not be able to achieve or sustain profitability or accurately predict its future results of operation, which may significantly adversely affect the value of your investment.

●	Strong Competition in the industry. XDATA operates in a rapidly developing industry and if it is not able to compete successfully, its business and financial performance and results of operations may be adversely affected and the value of its securities may decline or become worthless. XDATA may not be able to compete effectively against our current and future competitors, which could have a material adverse effect on its business, financial condition and results of operations.

●	Limited Availability of Capital. XDATA may not be able to obtain additional capital on commercially reasonable terms, or at all, which could adversely affect its liquidity and financial position and ability to commence or expand its operations or fulfil its operational goals and business plan.

●	Other risks. Various other risks associated with the Business Combination, the business of Alpha Star and the business of XDATA and its subsidiaries described under the caption “Risk Factors.”

While Alpha Star’s board of directors considered potentially positive and negative factors, Alpha Star’s board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by Alpha Star’s board of directors in its consideration of the Business Combination but includes the material positive factors and material negative factors considered by Alpha Star’s board of directors in that regard. In view of the number and variety of factors and the amount of information considered, Alpha Star’s board of directors did not find it practicable to, nor did it attempt to, make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of Alpha Star’s board of directors may have given different weights to different factors. Based on the totality of the information presented, Alpha Star’s board of directors collectively reached the unanimous decision to reach the determinations described above in light of the foregoing factors and other factors that the members of Alpha Star’s board of directors felt were appropriate. Portions of this explanation of Alpha Star’s board of directors’ reasons for the Business Combination and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the discussion under the caption “Cautionary Note Regarding Forward-Looking Statements” and “Market, Industry and Other Data.” Alpha Star’s board of directors does not believe that the waiver of corporate opportunities doctrine in the Alpha Star Articles impacted Alpha Star’s search for an acquisition target.

Fairness Opinion

The full text of the Fairness Opinion is attached here to as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The summary of the Fairness Opinion set forth herein is qualified in its entirety by reference to the full text of the Fairness Opinion. Alpha Star shareholders are urged to read the Fairness Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by CHFT in connection with such Fairness Opinion.

Alpha Star engaged CHFT Advisory and Appraisal Ltd (“CHFT”) to conduct a valuation of XDATA. CHFT delivered a fairness opinion to Alpha Star regarding its valuation of XDATA as of [          ], 2024 and the rationale supporting its conclusion (the “Fairness Opinion”). The Fairness Opinion was only one of many factors considered by the Alpha Star Board in evaluating the Business Combination. The Fairness Opinion is not determinative of the views of Alpha Star’s board of directors or management with respect to the Business Combination or of the aggregate consideration under the Business Combination Agreement. The type and amount of consideration payable in the Business Combination were determined through negotiations between Alpha Star and XDATA, and the decision to enter into the Business Combination Agreement was solely that of the Alpha Star Board.

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In assessing the valuation of XDATA in connection with rendering its opinion, CHFT performed various valuation and financial analyses, including discounted cash flow analyses and guideline public company analyses.

Discounted Cash Flow Analyses

CHFT performed illustrative stand-alone discounted cash flow analyses of XDATA based on projected unlevered free cash flows for XDATA and an estimate of its terminal value at the end of the projection horizon. In performing its illustrative discounted cash flow analyses:

●	CHFT based its discounted cash flow analyses on the financial projections from 2024 to 2029 for XDATA as provided by XDATA’s senior management.

●	CHFT applied a discount rate of [12.5% to 13.5%] based on CHFT’ estimate of XDATA’s weighted average cost of capital

●	In calculating XDATA’s terminal value for purposes of its discounted cash flow analyses, CHFT used a golden growth model and adopted a 3% perpetual growth rate.

●	CHFT’ illustrative discounted cash flow analyses resulted in an overall reference range of [US$ 169 MM to US$ 191 MM] (the “First Valuation Reference Range”) for purposes of valuing XDATA’s 100% equity interest on a stand-alone intrinsic-value basis.

CHFT noted that the consideration to be paid to XDATA pursuant to the Business Combination Agreement was within the First Valuation Reference Range based on the illustrative discounted cash flow analyses.

Guideline Public Company Analyses

Guideline public company method, also known as comparable company method, is a method within the market approach whereby market multiples are derived from stock prices of public companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market.

CHFT reviewed and analyzed XDATA’s trading valuation metrics and projected financial performance for the year ending December 31, 2026, compared to such information for certain publicly traded companies in the [SaaS and software development industry] that CHFT deemed relevant for purposes of its valuation analysis. CHFT selected publicly traded comparable group companies based upon its views as to the comparability of the financial, operating of these companies to XDATA. CHFT have selected a group of comparable companies listed on stock exchanges to provide a reasonable reference. The following criteria were adopted to select the comparable companies:

(1)	Primarily engage in a similar business or sector as XDATA engaged in. CHFT selected companies that engage in the [banking software development services] and [have business activities in Europe], with operating characteristics resemble to certain element of XDATA;

(2)	Listed on a stock exchange in the United States or Europe; and

(3)	Contain financial information that is both available and publicly disclosed. In order to calculate price to 2026 estimated earnings (“Price/2026E Earnings”), the market price of comparable companies should be publicly available, and applicable equity research and consensus estimates should be available with respect to the estimated 2026 earnings of comparable companies.

Selected Comparable Group Companies

The following companies were selected and used by CHFT for purposes of its valuation analysis, as shown in the table below. CHFT calculated the trading multiples for these selected comparable group companies as of December 31, 2026, based on consensus estimates derived from average data collected by research analysts, sourced from FactSet, and publicly available financial filings.

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Company	Price /2026E Earnings
Intapp, Inc.	43.1x
Fidelity National Information Services, Inc.	12.4x
Alfa Financial Software Holdings Plc	21.9x
Freshworks, Inc.	22.7x
nCino Inc.	27.1x
Planisware Societe anonyme	26.7x
Temenos AG	16.6x
Mean	25.6x
Median	22.7x

In performing its guideline public company analyses:

●	CHFT applied selected multiple ranges of [22.7x to 25.6x] estimated 2026 earnings to corresponding financial data for XDATA for purposes of valuing XDATA on a stand-alone public market trading basis.

●	The selected companies’ analyses indicated implied total equity value reference ranges for XDATA of [US$161 million to US$183 million] (the “Second Valuation Reference Range”) for purpose of valuing XDATA’s 100% equity interest on a stand-alone public market trading basis using the aforementioned trading Price/2026E Earnings multiple range.

CHFT noted that the consideration to be paid to XDATA pursuant to the Business Combination Agreement was within the Second Valuation Reference Range based on guideline public company analyses.

Interests of Alpha Star’s Directors and Officers in the Business Combination

In considering the recommendation of Alpha Star’s board of directors to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of Alpha Star’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. Alpha Star’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to shareholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact that:

●	If the Business Combination with XDATA or another business combination is not consummated by December 15, 2024, Alpha Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Alpha Star’s board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Alpha Star IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Business Combination is consummated, each outstanding Alpha Star Ordinary Share will be converted into one PubCo Ordinary Share, subject to adjustment described herein.

●	If Alpha Star is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Alpha Star for services rendered to or, contracted for or, for products sold to, Alpha Star. If Alpha Star consummates a business combination, on the other hand, Alpha Star will be liable for all such claims.

●	The Sponsor acquired the Founder Shares, which will be converted into PubCo Ordinary Shares in connection with the Business Combination, for an aggregate purchase price of $25,000 prior to the Alpha Star IPO. Based on the average of the high $[ ]and low $[ ] prices for Alpha Star Ordinary Shares on Nasdaq on [ ], 2024, the value of the Founder Shares outstanding upon the Closing would be $[ ].

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●	The Sponsor acquired the Private Units for an aggregate purchase price of $3,300,000 in the Alpha Star IPO. Based on the $[ ] price of the Public Units on Nasdaq on $[ ], 2024, the value of the Private Units outstanding upon the Closing would be $[ ].

●	As a result of the prices at which the Sponsor acquired the Founder Shares and the Private Units, and their current value, the Sponsor could make a substantial profit after the completion of the Business Combination even if Alpha Star Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

●	The Sponsor and Alpha Star’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Alpha Star’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Alpha Star fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Alpha Star may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by December 15, 2024. As of the Record Date, the Sponsor and Alpha Star’s officers and directors and their affiliates had incurred [ ] unpaid reimbursable expenses.

●	If Alpha Star is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds would be approximately $[ ] reflecting the market value of Founder Shares, the market value of Private Units, the amount outstanding under promissory notes and loan agreement and out-of-pocket unpaid reimbursable expenses.

●	Alpha Star has provisions in the Alpha Star Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Alpha Star’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Alpha Star.

●	The Business Combination Agreement provides for the continued indemnification of Alpha Star’s current directors and officers and the continuation of directors and officers liability insurance covering Alpha Star’s current directors and officers.

●	Alpha Star’s Sponsor, affiliates of the Sponsor, officers and directors may make loans from time to time to Alpha Star to fund certain capital requirements. Loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to Alpha Star outside of the Trust Account.

●	Alpha Star entered into an agreement, commencing December 15, 2021, through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for certain general and administrative services, including office space, utilities and administrative services.

●	[ ], currently a Director of Alpha Star, will be a member of the board of directors of PubCo following the closing of the Business Combination and, therefore, in the future [ ] will receive cash fees, share options or share-based awards that the board of directors of XDATA determines to pay to its non-executive directors.

●	Certain of Alpha Star’s directors and executive officers are expected to become directors and/or executive officers of the combined company and will enter into indemnification agreements with the combined company.

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Anticipated Accounting Treatment

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Alpha Star is treated as the “acquired” company, while XDATA is treated as the accounting acquirer for financial reporting purposes. This determination was primarily based on the holders of XDATA expecting to have a majority of the voting power of the post-combination company, XDATA’s senior management comprising all of the senior management of the post-combination company, the relative size of XDATA compared to Alpha Star, and XDATA’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of XDATA issuing shares for the net assets of Alpha Star, accompanied by a recapitalization. The net assets of Alpha Star will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of XDATA.

Regulatory Matters

The Reincorporation Merger, the Share Exchange and the other transactions contemplated by the Business Combination Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of Reincorporation Merger and the Plan of Merger.

Substantially all of XDATA’s revenue is expected to be derived from the operations in Estonia. With respect to its operations, XDATA is subject to various Estonian laws and regulations. For more details, see the discussion in this proxy statement/prospectus under the caption, “Information about XDATA —Government Regulations.”

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

The approval of the Business Combination Proposal is a condition to the consummation of the Transactions. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the Alpha Star Shareholders for a vote.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, the Business Combination Agreement, dated as of September 12, 2024, by and among Alpha Star Acquisition Corporation (“Alpha Star”), Xdata Group (“PubCo”), a Cayman Islands exempted company, and OU XDATA GROUP (“XDATA”), a company incorporated in Estonia (as may be amended from time to time, the “Business Combination Agreement”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and the transactions contemplated therein (the “Business Combination”), including the Business Combination whereby Alpha Star will merge with and into PubCo (the “Reincorporation Merger”), with PubCo surviving the Reincorporation Merger as the holding and listed company, and immediately thereafter and as part of the same overall transaction, PubCo (as the surviving company of the Reincorporation Merger) will acquire the shares, representing in the aggregate 100% (on an as-converted and fully diluted basis) of the shares issued and outstanding, of XDATA, resulting in XDATA being a wholly owned subsidiary of PubCo, in exchange for certain number of shares of PubCo (the “Share Exchange,” together with the Reincorporation Merger, the “Business Combination”), be and is hereby approved and authorized in all respect.”

Recommendation of Alpha Star’s Board of Directors

ALPHA STAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ALPHA STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

Appraisal Rights under the Cayman Companies Act

Holders of record of Alpha Star Ordinary Shares may have appraisal rights in connection with the Business Combination under the Cayman Companies Act. Holders of record of Alpha Star Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its Alpha Star Ordinary Shares must give written objection to the Reincorporation Merger to Alpha Star prior to the shareholder vote to approve the Reincorporation Merger and follow the procedures set out in Section 238 of the Cayman Companies Act, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration for the Alpha Star Ordinary Shares constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. Alpha Star believes that such fair value would equal the amount that Alpha Star shareholders would obtain if they exercised their redemption rights as described herein. An Alpha Star shareholder which elects to exercise appraisal rights must do so in respect of all of the Alpha Star Ordinary Shares that person holds and will lose their right to exercise their redemption rights as described herein. See the discussion in this proxy statement/prospectus under the caption, “Extraordinary General Meeting of Alpha Star Shareholders — Appraisal Rights under the Cayman Companies Act.”

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Alpha Star shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act.

Stock Exchange Listing of PubCo Ordinary Shares and PubCo Warrants

PubCo will use reasonable best efforts to cause the PubCo Ordinary Shares and PubCo Warrants issuable pursuant to the Business Combination Agreement to be approved for listing on Nasdaq under the symbols “[          ]” and “[          ]”, respectively, each subject to official notice of issuance. Approval of the listing on Nasdaq of PubCo Ordinary Shares and PubCo Warrants (subject to official notice of issuance) is a condition to each party’s obligation to complete the Business Combination.

Delisting and Deregistration of Alpha Star Ordinary Shares

If the Business Combination is completed, the Alpha Star Public Shares and Alpha Star Public Warrants will be delisted from Nasdaq and will be deregistered under the Exchange Act.

Combined Company Status as Foreign Private Issuer under the Exchange Act

It is anticipated that, upon consummation of the Business Combination, the Combined Company will be a foreign private issuer within the meaning of the rules under the Exchange Act, and consequently, will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. The Combined Company will be required to file its annual report on Form 20-F for the year ending December 31, 2024 with the SEC by April 30, 2025. In addition, the Combined Company will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by the Combined Company in the Cayman Islands or that is distributed or required to be distributed by the Combined Company to its shareholders.

Based on its foreign private issuer status, the Combined Company will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. domestic company whose securities are registered under the Exchange Act. The Combined Company will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, the Combined Company officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of PubCo Ordinary Shares.

Combined Company Status as an Emerging Growth Company under U.S. Federal Securities Laws and Related Implications

Each of Alpha Star and PubCo is, and consequently, following the Business Combination, the Combined Company will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, the Combined Company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the Combined Company’s securities less attractive as a result, there may be a less active trading market for the Combined Company’s securities and the prices of the Combined Company’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Combined Company does not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Combined Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Combined Company’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

The Combined Company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of Alpha Star’s IPO, (b) in which PubCo has total annual gross revenue of at least $1.235 billion, or (c) in which the Combined Company is deemed to be a large accelerated filer, which means the market value of the Combined Company’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the Combined Company has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

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PROPOSAL 2 — THE REINCORPORATION MERGER PROPOSAL

Overview

The Reincorporation Merger Proposal, if approved, will authorize the Reincorporation Merger, the Plan of Merger and any and all transactions provided for in the Plan of Merger. A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex D. For the discussion concerning the Business Combination, including the Reincorporation Merger, see the section of this proxy statement/prospectus titled “Proposal 1 — The Business Combination Proposal.”

Under the Business Combination Agreement, the approval of the Reincorporation Merger Proposal is a condition to the adoption of the Business Combination Proposal and vice versa. Accordingly, if the Business Combination Proposal is not approved, the Reincorporation Merger Proposal will not be presented at the extraordinary general meeting.

Vote Required for Approval

The approval of the Reincorporation Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding at least two-thirds of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Brokers are not entitled to vote on the Reincorporation Merger Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Reincorporation Merger, the Plan of Merger in relation to the Reincorporation Merger in substantially the form attached to the accompanying proxy statement/prospectus as Annex D, and any and all transactions provided for in the Plan of Merger.”

Recommendation of Alpha Star’s Board of Directors

ALPHA STAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALPHA STAR SHAREHOLDERS VOTE “FOR” THE REINCORPORATION MERGER PROPOSAL.

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PROPOSAL 3 — THE NASDAQ LISTING PROPOSAL

Overview

We are proposing the Nasdaq Listing Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares); or (B) the PubCo Ordinary Shares to be issued is or will be equal to or in excess of 20% of the number of PubCo Ordinary Shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the PubCo Ordinary Shares for the five trading days immediately preceding the signing of the binding agreement, if the number of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) to be issued equals to 20% or more of the PubCo Ordinary Shares, or 20% or more of the voting power, outstanding before the issuance.

Reasons for the Nasdaq Listing Proposal

In consideration of the Share Exchange, at the Closing, PubCo will issue 18,000,000 PubCo Ordinary Shares with a deemed price per share US$10.00 to XDATA Shareholders. Because the number of PubCo Ordinary Shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of PubCo’s outstanding ordinary shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of Alpha Star, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a), (b) and (d).

Effect of Proposal on Current Shareholders

If the Nasdaq Listing Proposal is adopted, Alpha Star would issue shares representing more than 20% of our outstanding ordinary shares in connection with the Business Combination.

The issuance of the Ordinary Shares described above would result in significant dilution to Alpha Star’s shareholders, and result in its shareholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of the Combined Company.

Vote Required for Approval

The approval of the Nasdaq Listing Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

The Nasdaq Listing Proposal is conditioned upon the approval of the Business Combination Proposal and the Reincorporation Merger Proposal. If the Business Combination Proposal and the Reincorporation Merger Proposal are not approved, the Nasdaq Listing Proposal will have no effect even if approved by our shareholders.

Brokers are not entitled to vote on the Nasdaq Listing Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the issuance of securities in connection with the Business Combination in order to comply with Nasdaq Listing Rules 56535(a), (b) and (d), be approved in all respects.”

Recommendation of Alpha Star’s Board of Directors

ALPHA STAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ALPHA STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ LISTING PROPOSAL.

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PROPOSAL 4 — THE GOVERNANCE PROPOSAL

Overview

Alpha Star is asking its shareholders to vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the PubCo Articles, which will be adopted by PubCo upon the First Effective Time. These proposals are being presented in accordance with SEC guidance and will each be voted upon on an advisory basis. The vote on each of these proposals is not binding on Alpha Star or its board of directors.

In the judgment of Alpha Star’s board of directors, these provisions are necessary to adequately address the needs of PubCo. Furthermore, the Business Combination is not conditioned upon the separate approval of the Governance Proposal.

Governance Proposal

The following is a summary of the material differences between Alpha Star Articles (the “Current Charter”) and the PubCo Articles applicable to the Governance Proposal. This summary is qualified by reference to the complete text of the PubCo Articles, a copy of which is attached to this proxy statement as Annex B. We urge all shareholders to read the PubCo Articles in their entirety for a more complete description of its terms.

Governance Proposal A — The Reincorporation Merger	To approve the merger of Alpha Star with and into PubCo, its wholly owned Cayman Islands subsidiary, with PubCo surviving the Reincorporation Merger.

Governance Proposal B — The Share Exchange	To approve the authorization for PubCo’s board of directors to complete the Share Exchange with the shareholders of XDATA, resulting in XDATA becoming a wholly owned subsidiary of PubCo.

Governance Proposal C — Authorized Ordinary Shares	The Current Charter authorizes the issuance of up to 50,000,000 ordinary shares, par value $0.001 per share, whereas PubCo’s authorized shares under its Memorandum of Association are [500,000,000 PubCo Ordinary Shares, par value $0.0001 per share].

Governance Proposal D — Provisions Applicable to Blank Check Companies	Under the Current Charter, Article 36 sets forth various provisions related to Alpha Star’s operation as a blank check company prior to the consummation of an initial business combination, whereas PubCo Articles does not include these blank check company provisions. In addition, the Current Charter provisions requiring that the proceeds from Alpha Star’s IPO be held in a trust account until a business combination or liquidation of Alpha Star and the terms governing the consummation of a proposed business combination are not present in PubCo Articles. Furthermore, PubCo’s name will also be changed to “Xdata Group.” which will be set out in PubCo Articles.

Reasons for the Governance Proposal

The Reincorporation Merger

The purpose of the Reincorporation Merger is to establish a Cayman Islands company as the parent entity of XDATA. As a result of the Reincorporation Merger, the Alpha Star shareholders will no longer be shareholders of Alpha Star. The Alpha Star shareholders (other than the Alpha Star shareholders who exercise their redemption rights, and any direct or indirect wholly owned subsidiary of Alpha Star holding Alpha Star Shares) will become shareholders of PubCo.

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The Share Exchange

Alpha Star’s board of directors considered a wide variety of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement, including but not limited to, the following material factors:

●	Fulfilment of the Acquisition Criteria. The Alpha Star’s board of directors determined that XDATA satisfies a number of the criteria and guidelines that Alpha Star established at its IPO, including its attractive growth prospects and its experienced management team.

●	Public Company Readiness. The Alpha Star’s board of directors believes that XDATA is well positioned to be a public company in terms of scale and size, and is a company that public equity market investors will understand and value.

●	Experienced Management Team. Following completion of the Business Combination, XDATA will continue to be led by the same proven and experienced senior management team as prior to the Business Combination. The executive team has extensive experience in the industry. See discussion in this proxy statement/prospectus under the caption, “Management Following the Business Combination” for more details.

●	Potential for Increase in Shareholder Value. The Alpha Star’s board of directors determined that if XDATA is able to meet its operational goals and achieve its near-to-medium term goals, then Alpha Star’s shareholders will have acquired their shares in XDATA at an attractive valuation, which would increase shareholder value.

●	Financial Analysis. The financial analysis conducted by Alpha Star’s management team and reviewed by Alpha Star’s board of directors supported the equity valuation of XDATA.

●	Other Alternatives. The Alpha Star’s board of directors believes, after a thorough review of other business combination opportunities reasonably available to Alpha Star, that the Business Combination represents an attractive potential business combination for Alpha Star, and that based on its review of other reasonably available business combination opportunities no better alternative is reasonably available.

●	Negotiated Transaction. The terms and conditions of the Business Combination Agreement and the Business Combination were the product of arm’s-length negotiations between the parties.

Alpha Star’s board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

●	Inability to Obtain Sufficient Working Capital. The risk that XDATA will be unable to obtain sufficient working capital, at a cost acceptable to management of XDATA, or at all, and consequently will be unable to pay all closing costs of the Business Combination and/or commence operations and/or achieve the goals of XDATA’s business plan.

●	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

●	Liquidation of Alpha Star. The risks and costs to Alpha Star if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Alpha Star being unable to effect a business combination by Alpha Star’s liquidation date and thus necessitate its liquidation.

●	Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Alpha Star from soliciting other business combination proposals, which restricts Alpha Star’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

●	Shareholder vote. The risk that Alpha Star Shareholders may fail to provide the votes necessary to effect the Business Combination.

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●	Future financial performance. The risk that the future financial performance of XDATA may not meet Alpha Star’s board of directors’ expectations due to factors within XDATA’s control, including management execution, or out of its control, including economic cycles or other macroeconomic factors.

●	Closing conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Alpha Star’s control, including approval by Alpha Star’s Shareholders and approval by Nasdaq of PubCo’s listing application in connection with the Business Combination.

●	Litigation. The possibility of litigation challenging the Business Combination or an adverse judgment granting permanent injunctive relief that could indefinitely enjoin consummation of the Business Combination.

●	Fees and expenses. The fees and expenses associated with completing the Business Combination.

●	Limited Corporate History. XDATA has a limited corporate history and may not be able to achieve or sustain profitability or accurately predict its future results of operation, which may significantly adversely affect the value of your investment.

●	Strong Competition in the industry. XDATA operates in a rapidly developing industry and if it is not able to compete successfully, its business and financial performance and results of operations may be adversely affected and the value of its securities may decline or become worthless. XDATA may not be able to compete effectively against our current and future competitors, which could have a material adverse effect on its business, financial condition and results of operations.

●	Limited Availability of Capital. XDATA may not be able to obtain additional capital on commercially reasonable terms, or at all, which could adversely affect its liquidity and financial position and ability to commence or expand its operations or fulfil its operational goals and business plan.

●	Other risks. Various other risks associated with the Business Combination, the business of Alpha Star and the business of XDATA and its subsidiaries described under the caption “Risk Factors.”

While Alpha Star’s board of directors considered potentially positive and negative factors, Alpha Star’s board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by Alpha Star’s board of directors in its consideration of the Business Combination but includes the material positive factors and material negative factors considered by Alpha Star’s board of directors in that regard. In view of the number and variety of factors and the amount of information considered, Alpha Star’s board of directors did not find it practicable to, nor did it attempt to, make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of Alpha Star’s board of directors may have given different weights to different factors. Based on the totality of the information presented, Alpha Star’s board of directors collectively reached the unanimous decision to reach the determinations described above in light of the foregoing factors and other factors that the members of Alpha Star’s board of directors felt were appropriate. Portions of this explanation of Alpha Star’s board of directors’ reasons for the Business Combination and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the discussion under the caption “Cautionary Note Regarding Forward-Looking Statements” and “Market, Industry and Other Data.” Alpha Star’s board of directors does not believe that the waiver of corporate opportunities doctrine in the Alpha Star Articles impacted Alpha Star’s search for an acquisition target.

After careful consideration, Alpha Star’s board of directors determined that the Share Exchange forming part of the Business Combination with XDATA is in the best interests of Alpha Star and its shareholders. See the section titled “Proposal 1: — The Business Combination Proposal — Alpha Star’s Board of Directors’ Recommendation and Reasons for the Business Combination” for additional information.

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Provisions Applicable to Blank Check Companies

The elimination of certain provisions related to Alpha Star’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the PubCo Articles does not include the requirement to dissolve PubCo after a certain time period and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and Alpha Star’s board of directors believes it is the most appropriate period for the post-combination company following the Business Combination. In addition, certain other provisions in the Current Charter require that proceeds from Alpha Star’s IPO be held in the Trust Account until a business combination or liquidation of Alpha Star has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the PubCo Articles.

Vote Required for Approval

The approval of the Governance Proposal, which is a non-binding vote, will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Brokers are not entitled to vote on the Governance Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

As discussed above, the Governance Proposal is advisory votes and therefore are not binding on Alpha Star or its board of directors. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposal. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, the PubCo Articles will be the charter of PubCo upon consummation of the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that (i) the amended and restated memorandum and articles of association of PubCo in the form attached to this proxy statement/prospectus as Annex B; and (ii) the new name by PubCo as “Xdata Group”; be adopted and approved in all respects.”

Recommendation of Alpha Star’s Board of Directors

ALPHA STAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ALPHA STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNANCE PROPOSAL.

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PROPOSAL 5 — THE INCENTIVE PLAN PROPOSAL

Summary of the Proposal

In connection with the Business Combination, Alpha Star and XDATA have agreed that PubCo shall adopt the Incentive Plan. The Incentive Plan provides for the issuance of up to an aggregate of a number of PubCo Ordinary Shares equal to 10% (on an as-converted and fully diluted basis) of the outstanding PubCo Ordinary Shares as of the Closing (and after giving effect to all redemptions) will be reserved and authorized for issuance under the Incentive Plan as of the Closing.

The following is a summary of certain terms and conditions of the Incentive Plan. This summary is qualified in its entirety by reference to the Incentive Plan, which is attached to this proxy statement/prospectus as Annex C. You are encouraged to read the entirety of the Incentive Plan.

Summary of the Incentive Plan

In order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of PubCo and to promote the success and enhance the value of PubCo, PubCo will adopt a share incentive plan upon the Closing of the Business Combination. A form of the Incentive Plan is filed as Annex C to this proxy statement/prospectus.

The maximum aggregate number of PubCo Ordinary Shares which may be issued pursuant to all awards under the Incentive Plan initially will be equal to 10% (on an as-converted and fully diluted basis) of the outstanding PubCo Ordinary Shares as of the Closing (and after giving effect to all redemptions). As of the date of this proxy statement/prospectus, no award has been granted under the Incentive Plan.

The following paragraphs describe the principal terms of the Incentive Plan.

Types of awards. The Incentive Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by the PubCo board or any committee appointed thereof.

Plan administration. The Incentive Plan shall be administered by the PubCo’s board of directors or any committee appointed thereof, which determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement. Awards under the Incentive Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and PubCo’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. PubCo may grant awards to directors, consultants, and employees of PubCo and its related entities.

Vesting schedule. In general, the PubCo board determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by the PubCo board and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the Incentive Plan, such as transfers to PubCo or a subsidiary of its, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the PubCo board or its executive officer or director authorized by the PubCo board, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the PubCo board, pursuant to such conditions and procedures as the PubCo board may establish.

Termination and amendment. Unless terminated earlier, the Incentive Plan has a term of ten years. The PubCo board may terminate, amend or modify the Incentive Plan, subject to the limitations of applicable laws or stock exchange rules. However, no termination, amendment, or modification of the Incentive Plan may adversely affect in any material way any award previously granted pursuant to the Incentive Plan without the prior written consent of the participant.

Vote Required for Approval

The approval of the Incentive Plan Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Brokers are not entitled to vote on the Incentive Plan Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adoption by PubCo, as the surviving entity of the Reincorporation Merger, the Incentive Plan in the form attached to this proxy statement/prospectus as Annex C with effect from the closing of the Business Combination, be approved in all respects.”

Recommendation of Alpha Star’s Board of Directors

ALPHA STAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ALPHA STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

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PROPOSAL 6 — THE DIRECTOR APPOINTMENT PROPOSAL

Overview

The Director Appointment Proposal — for Alpha Star shareholders to consider and vote upon a proposal by ordinary resolution, assuming the Business Combination Proposal, the Reincorporation Merger Proposal and the Governance Proposals are approved, to appoint five (5) directors who, upon consummation of the Business Combination, will be the directors of PubCo (“Director Appointment Proposal”).

Nominees

As contemplated by the Business Combination Agreement, the board of PubCo following consummation of the Business Combination transaction will consist of five (5) directors, consisting of: (i) three directors designated prior to the Closing by XDATA, at least one of whom shall be considered independent under Nasdaq requirements; and (ii) two directors designated prior to the Closing by Alpha Star, who shall be considered independent under Nasdaq requirements.

Alpha Star’s board of directors will only consist of one class of directors. Three nominees, namely [          ], [          ], and [          ], are nominated by XDATA while two nominees, namely [          ] and [          ], are nominated by Alpha Star.

Name

●	[ ];

●	[ ];

●	[ ];

●	[ ]; and

●	[ ].

For more information on the experience of each of these director nominees, please see the section titled “Management of Pubco Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Appointment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Brokers are not entitled to vote on the Director Appointment Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Holders of Alpha Star Ordinary Shares may vote “FOR ALL” or “WITHHOLD ALL” or may withhold their vote with respect to particular director nominee(s).

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the appointment of five (5) directors of PubCo, namely [          ], [          ], [          ], [          ] and [          ], assuming the Business Combination Proposal, the Reincorporation Merger Proposal and the Nasdaq Listing Proposal are all approved, effective upon the Closing, be approved in all respects.”

Recommendation of Alpha Star’s Board of Directors

ALPHA STAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ALPHA STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR APPOINTMENT PROPOSAL.

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PROPOSAL 7 — THE ADJOURNMENT PROPOSAL

General

The Adjournment Proposal, if adopted, will allow the chairman of the Extraordinary General Meeting to adjourn the Extraordinary General Meeting to a later date or dates, if necessary. In no event will Alpha Star solicit proxies to adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Alpha Star Articles and the law of the Cayman Islands. The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Business Combination.

Consequences If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is presented to the meeting and is not approved by the shareholders, Alpha Star’s board of directors may not be able to adjourn the Extraordinary General Meeting to a later date or dates. In such event, the Transactions would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Alpha Star Articles, being the affirmative vote of shareholders holding a majority of the Alpha Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Brokers are not entitled to vote on the Adjournment Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Reincorporation Merger Proposal, the Nasdaq Listing Proposal, the Governance Proposal, the Incentive Plan Proposal or the Director Appointment Proposal or for such other reasons as may reasonably be determined by the chairman of the Extraordinary General Meeting.”

Recommendation of Alpha Star’s Board of Directors

ALPHA STAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALPHA STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

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INFORMATION ABOUT XDATA

Unless otherwise indicated or the context otherwise requires, all references in this section to “XDATA,” “we,” “us,” “our,” “the company” and other similar terms refer to XDATA prior to the consummation of the business combination, which will be the business of PubCo and its consolidated subsidiaries after giving effect to the business combination.

Overview

We are a business-to-business (“B2B”) software development company headquartered in Estonia that specializes in providing financial technology (“fintech”) solutions for financial institutions that are navigating the digital transformation landscape. We were established in 2022 by a team of seasoned professionals with extensive experience in developing IT solutions for the banking sector. The founders brought together their collective expertise to create a company focused on delivering innovative and customized IT products. From our inception, we have leveraged our deep industry knowledge to build robust fintech solutions that cater to the specific needs of financial institutions, positioning ourselves as a trusted partner in the digital transformation journey of our clients.

Our primary business segments include (i) Internet and mobile banking solutions; (ii) cloud-based transaction monitoring platform; and (iii) customer relationship management (“CRM”) system, all tailored for banking and financial institutions. The Internet and mobile banking solutions segment focuses on developing, modifying and adapting software to meet the specific needs of different clients. Our cloud-based transaction monitoring platform is designed to ensure compliance with regulatory requirements, including sanctions and anti-money laundering measures. Our CRM system helps clients maintain comprehensive records of their customer interactions and compliance procedures. It provides a step-by-step guide for banks to log client activities, ensuring that all regulatory requirements are met efficiently and effectively.

Geographically, we focus on Europe, the UK, and Armenia, targeting regions with strong demand for digital transformation in the banking and financial sectors. In Europe, we offer tailored fintech solutions to meet diverse regulatory and operational needs. The UK, with its robust financial services industry, presents a significant market for our innovative SaaS offerings, enhancing compliance and efficiency. Armenia represents an emerging market with growing interest in digital banking solutions, allowing us to tap into the region’s fintech ecosystem. We believe this strategic focus enables us to build strong client relationships and deliver tailored services that drive growth and efficiency across these key regions.

Our Mission

At XDATA, our mission is to empower financial institutions through innovative and customized fintech solutions to compete with large, technologically advanced and well-resourced banks in Europe. As we strive to become a prominent software-as-a-service (“SaaS”) company, we are committed to delivering cloud-based services that enhance operational efficiency and ensure compliance. Recognizing the broader trend in the banking and financial services sector towards SaaS adoption, we aim to provide agile and innovative platforms that enable our clients to swiftly adapt to evolving market demands and regulatory requirements. Our goal is to offer exceptional value through our subscription-based model, fostering long-term relationships built on reliability, expertise, and continuous improvement.

Our Fintech Solutions

Internet and mobile banking solutions

Our primary business segment focuses on providing Internet and mobile banking solutions, which are tailored to meet the specific needs of both retail and business users. This segment is crucial as it addresses the growing demand for digital banking services, driven by the increasing adoption of smartphones and mobile devices worldwide. Business opportunities in this segment are vast, given the rapid growth of the global mobile banking market. The increasing demand for digital banking services presents a significant opportunity for us to grow our customer base and revenue.

We generate revenue from this segment primarily through subscription fees charged on a monthly or quarterly basis. Clients typically enter into software licensing or development agreements with us, which provide a steady stream of recurring revenue. This subscription-based model ensures predictable and stable income for us, allowing us to invest in continuous improvement and innovation.

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We offer a comprehensive suite of services under this segment, including custom software solutions, technology consulting, DevOps services (i.e. set of practices, tools, and a cultural philosophy that integrates and automates the processes between software development and IT operations teams, the primary goal of which is to shorten the systems development life cycle while delivering high-quality software continuously), software testing, web and mobile development, business analysis, user interface and user experience design, IT support, and IT security. These solutions enable financial institutions to offer seamless and secure digital banking experiences to their customers.

Our Internet and mobile banking solutions segment is further divided into three main in-house departments: software development, continued development, and customization and modification:

●	Software development. The software development department handles the creation of new software solutions from scratch. This includes everything from initial concept and design to development, testing, and deployment. The department leverages the latest technologies and development methodologies to create robust, scalable, and secure software solutions. By developing new software, XDATA can address emerging market needs and provide innovative solutions that help clients stay ahead of the competition.

●	Continued development. The continued development department focuses on maintaining and enhancing existing software solutions to ensure they remain up-to-date with the latest technological advancements and regulatory requirements. This department plays a critical role in providing ongoing support and updates to clients, ensuring their digital banking platforms are always performing optimally.

●	Customization and modification. The customization and modification department is responsible for tailoring software solutions to meet the unique needs of each client. This involves modifying existing software or developing new features to address specific requirements. By offering highly customized solutions, XDATA ensures that its clients can provide personalized banking experiences to their customers, which is essential in today’s competitive financial services market. This department works closely with clients to understand their needs and deliver solutions that align with their business goals.

Our SaaS banking platform

One of XDATA’s flagship products in this segment is a new SaaS banking platform that allows financial institutions to rapidly design, launch, and service basic banking products. This cloud-native solution provides all the functionalities needed to power innovative banking experiences and support digital transformation. The platform is designed to be highly customizable, allowing clients to tailor it to their specific requirements while benefiting from the robust and scalable infrastructure provided by us. XDATA’s SaaS banking platform is available in both app and web formats, designed to provide seamless user experiences across devices. The platform includes a comprehensive back-office interface, enabling financial institutions to efficiently manage and monitor their clients’ transactions.

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The platform’s current features include multi-currency accounts, which enable users to hold and exchange multiple currencies within a single account, offering competitive exchange rates with low or no fees. Payments and transfers functionalities support domestic and international transfers, peer-to-peer (“P2P”) payments, scheduled and recurring payments, and instant transfers between accounts. These features ensure that users can manage their finances efficiently and conveniently, whether they are making everyday transactions or handling more complex financial activities.

Card services are another key component of the platform, providing users with physical debit cards that can be used for everyday purchases. The platform also includes budgeting and analytics tools, which help users set spending limits and gain insights into their financial habits. These tools are designed to promote better financial management and empower users to make informed decisions about their spending and saving.

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Security and control are paramount in our internet and mobile banking solutions. The platform incorporates advanced security features such as biometric login and two-factor authentication to protect user accounts. Additionally, users have the ability to freeze and unfreeze their cards, set spending limits, and control their account settings, ensuring that they have full control over their financial activities. These security measures are essential for building trust with users and ensuring the safety of their financial information.

Cloud-based transaction monitoring platform – ComplyControl

Our second business segment is centered around XDATA’s cloud-based transaction monitoring platform, designed to ensure compliance with regulatory requirements, including sanctions, suspicious transactions, and anti-money laundering measures. Our flagship product in this segment is ComplyControl, which has been developed to enhance client satisfaction through the use of advanced analytics powered by artificial intelligence (“AI”) and machine learning. We deliver our ComplyControl platform through a purpose-built, true cloud SaaS solution, enabling our clients to avoid costly and disruptive system-wide maintenance windows. This platform is currently utilized by Noveba Limited, a payment platform based in London. ComplyControl is designed to be easily integrated with various customers’ systems, making it a versatile and scalable solution for financial institutions. Currently, Noveba Limited is our one current ComplyControl customer. We believe that the service offered by ComplyControl is highly scalable and can be quickly integrated for new clients, making it a promising area for future growth.

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ComplyControl significantly improves the accuracy and efficiency of compliance processes by providing real-time monitoring and continuous updates from global sanctions lists, politically exposed person (“PEP”) registries, and media sources. This ensures that financial institutions can stay ahead of regulatory requirements and mitigate risks associated with financial crimes. ComplyControl’s AI-powered transaction monitoring solution is designed for seamless integration with existing systems, minimizing operational disruption while providing comprehensive global coverage. This allows financial institutions to detect suspicious activities and potential money laundering more quickly and accurately. The platform’s flexibility enables personalized screening with adjustable criteria and thresholds, ensuring a balanced approach between thoroughness and operational efficiency. The key features of ComplyControl can be summarized as follows:

●	Advanced analytics – leveraging AI and machine learning to enhance match accuracy, reduce false positives, and streamline decision-making processes. AI and machine learning algorithms analyze vast amounts of transaction data to identify patterns and anomalies that may indicate suspicious activities. This enhances the accuracy of matches and reduces false positives, allowing compliance teams to focus on genuine threats rather than sifting through numerous false alerts.

●	Seamless integration – seamless integration with existing workflows, ensuring a smooth user experience without compromising operational efficiency. This minimizes operational disruption and ensures that the platform can be easily adopted by financial institutions without the need for extensive modifications to their current infrastructure.

●	Real-time surveillance – continuous surveillance of global sanctions lists, PEP registries, and adverse media sources ensures up-to-date compliance, providing financial institutions with the tools they need to maintain regulatory standards and respond swiftly to potential compliance issues.

●	Global coverage – comprehensive screening capabilities across multiple jurisdictions, ensuring compliance with international regulations and helping financial institutions manage the complexities of operating in a global market.

●	Individual approach –customized solutions that address specific compliance challenges, ensuring success in handling problems of all levels.

●	Customizable screening – flexibility to tailor screening criteria and thresholds, enabling a balanced approach between thoroughness and operational efficiency.

ComplyControl comprises three key modules designed to enhance transaction monitoring and compliance for financial institutions:

1.	The Transaction Screening Module focuses on PEP and sanctions monitoring. It provides a comprehensive overview of transactions, enriched with critical information and status indicators. This module ensures thorough vetting against regulatory requirements by screening transactions against extensive databases. Features include advanced filtering options, a robust search functionality, and the ability to expand transaction details for deeper insights. Users can navigate transactions with dual-status indicators (“Approved” and “Declined”) and apply saved filters to streamline investigations.

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2.	The Adverse Media Module leverages a custom large language model (i.e. a computational model notable for its ability to achieve general-purpose language generation and other natural language processing tasks) solution to identify, review, and document transactions associated with negative media. This module presents a comprehensive list of transactions with essential details and status indicators such as “Pending Review,” “Reviewed,” or “Flagged for Adverse Media.” It offers criteria-based filtering, custom filters, and detail-oriented search capabilities to efficiently manage high-risk transactions. Users can dynamically apply filters, reset views, and access detailed transaction information, including the full transaction path and related parties. Actionable insights allow users to mark transactions for further review, attach notes, and link adverse media reports for thorough documentation and decision-making.

3.	The Management Modules provide a comprehensive suite for enhancing operational efficiency and oversight. Key components include the Admin Panel, Transaction Monitoring Rules, Blacklist Module, Whitelist Module, Users Module, and Projects Module. The Admin Panel offers a snapshot of essential data, including blacklist and whitelist records, transaction details, and user information. The Transaction Monitoring Rules feature allows for easy creation and management of custom rules with a user-friendly interface, alerts dashboard, and reporting tools. The Blacklist and Whitelist Modules manage records that trigger or exclude alerts, respectively. The Users Module manages user roles and access levels, while the Projects Module consolidates project oversight across multiple branches or subsidiaries, providing a centralized view for key decision-makers.

Overall, ComplyControl represents a significant advancement in transaction monitoring, leveraging AI to provide precise and efficient compliance solutions. By offering a customizable, real-time monitoring platform, XDATA supports financial institutions in maintaining regulatory compliance and mitigating risks associated with financial crimes. This product not only enhances the accuracy and efficiency of compliance processes but also provides financial institutions with the flexibility and agility needed to adapt to evolving regulatory landscapes.

Customer relationship management system

Our CRM system is a comprehensive back-office fintech solution designed to help financial institutions manage customer interactions and compliance procedures efficiently. The system is typically equipped with nine distinct modules, each serving a unique function to support various aspects of customer relationship management. This modular approach allows banks to customize the system according to their specific needs, ensuring a cohesive and integrated management of customer relationships.

1.	The Dashboard Module provides an overview of key information, including customer verifications, statuses, corporate verifications, anti-money laundering (“AML”) tasks, and transaction types. It offers real-time insights into the progress of verification processes, the distribution of customer statuses, and the flow of transactions. This module helps banks monitor and manage their customer base and transaction activities effectively, ensuring that all regulatory requirements are met.

2.	The Transactions Module focuses on managing and reviewing individual transactions. It includes features such as a comprehensive transaction list, sorting options, search functionality, and transaction status filters. Users can also filter transactions by type, source, and destination, and perform actions like viewing details, accepting or rejecting transactions, and blocking or refunding transactions. This module streamlines transaction management, making it easier for banks to handle various transaction types and statuses efficiently.

3.	The Withdrawals Module facilitates the management of withdrawal transactions for both customers and corporates. It includes features like a comprehensive list of withdrawal requests, an approval workflow, verification checks, and real-time status updates. This module ensures that withdrawal requests are processed efficiently and in compliance with AML regulations, providing transparency and timely notifications to customers and corporates about the status of their requests. The Customers module is dedicated to managing customer-related information and activities. It includes components such as customer profiles, customer verification, and customer support. This module serves as a centralized repository for storing and managing customer details, including personal information, contact details, account status, verification status, and transaction history. It also provides tools and workflows to ensure compliance with regulatory requirements and Know Your Customer (KYC) procedures, as well as features to handle customer inquiries and provide efficient support.

4.	The Corporates Module focuses on managing corporate client accounts and associated activities. It includes components like corporate profiles, corporate verification, and account management. This module stores and manages corporate client information, including company details, authorized representatives, contact information, account status, and transaction history. It also facilitates the verification process for corporate accounts and offers functionalities for managing corporate accounts, such as adding or removing authorized representatives and updating account information.

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5.	The AML Tasks Module is designed to facilitate the management and monitoring of compliance-related tasks. It includes features such as task assignment, task comments, document attachment, linking tasks to transactions, and task status tracking. This module helps administrators oversee AML procedures, track task progress, and ensure regulatory requirements are met. It includes various types of AML tasks, such as occasional questions, periodical monitoring, possible suspicion, and SumSub notifications, to help organizations effectively mitigate risks and maintain a robust compliance framework.

6.	The Reports Module enables the generation of various reports to monitor and analyze key performance indicators, transaction trends, customer activities, and other relevant metrics. It includes types of reports such as income reports, balance reports, financial metrics, and profit and loss statements. This module allows for customization and filtering options to generate reports based on specific criteria, and reports can be exported in various formats for further analysis, sharing with stakeholders, or regulatory compliance purposes. These reports empower decision-makers to monitor financial performance, identify trends, and make data-driven decisions to drive the success and growth of the organization.

7.	The Team Module focuses on user management and access control within the CRM system. It allows administrators to manage user accounts, define roles and permissions, and control system access based on assigned roles and responsibilities. This module ensures that the right level of permissions and privileges are granted to different users within the organization, maintaining data security and streamlining workflows.

8.	Finally, the Settings Module provides administrators with the ability to configure and manage various system settings to customize the CRM system according to the organization’s specific requirements. It includes features such as role list management, allowing administrators to define and manage user roles within the system. This module serves as a central hub for configuring and customizing various aspects of the CRM system, ensuring proper user role management and access control, and maintaining data security and proper segregation of duties.

Our CRM system centralizes customer information, improving data accuracy and accessibility, which in turn enables personalized services and better customer satisfaction. Robust compliance features ensure regulatory adherence, reducing the risk of non-compliance. Additionally, the system’s comprehensive reporting capabilities provide valuable insights into financial performance and customer activities, empowering decision-makers to make informed, data-driven decisions. Our CRM system is designed to support a secure, efficient, and customer-centric approach to managing banking operations.

Revenue Model

Our revenue model was traditionally service-based, where we charged customers on an hourly basis for our IT services or through fixed payments in installments. This model allowed businesses to outsource their IT needs to us, paying for the specific services rendered. This approach provided flexibility for clients who required customized solutions and varying levels of support. However, the service-based model often resulted in fluctuating revenue streams, as income was directly tied to the volume and duration of projects undertaken.

Recognizing the need for more predictable and stable revenue streams, we have been transitioning to a subscription-based revenue model. Under this model, we earn recurring fees from customers for ongoing services, typically on a monthly or quarterly basis. This shift allows us to provide continuous support and updates to our clients, fostering long-term relationships and ensuring consistent revenue. The subscription model also enables us to invest in innovation and improvement, as it provides a steady income stream that supports sustainable growth.

Competitive Strengths

Our strategic focus on the banking and financial services sector and targeted regions allows us to develop deep industry expertise and deliver highly relevant and compliant solutions.

By concentrating on the banking and financial services sector, we develop a profound understanding of the unique challenges and regulatory requirements faced by our clients. This specialized focus enables us to create innovative and compliant solutions tailored to the specific needs of the banking and financial services industry. Our deep industry expertise ensures that we can address the complexities of financial regulations and provide our clients with cutting-edge technology that enhances their operational efficiency and compliance.

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Geographically, we target key regions such as Europe, the UK, and Armenia, where there is a strong demand for digital transformation in the financial sector. This focused approach allows us to build a robust presence in these markets and capitalize on the growing need for advanced IT solutions. By concentrating our efforts on these regions, we can better understand the local market dynamics and regulatory environments, ensuring that our solutions are not only innovative but also highly relevant and effective.

Our customized fintech solutions cater to the specific needs of our customers.

Our commitment to providing highly tailored fintech solutions ensures that each client receives a product that perfectly aligns with their specific business goals and regulatory requirements. For instance, when developing internet and mobile banking applications, we work closely with clients to understand their unique needs and preferences. This might involve integrating specific features, such as customizing the user interface to reflect the client’s brand identity. Additionally, we can incorporate advanced functionalities like real-time transaction alerts and personalized financial advice, which enhance the user experience and meet the specific demands of the client’s customer base.

Another example of our customization capability is our approach to compliance solutions. For a client operating in a region with stringent regulatory requirements, we can tailor our transaction monitoring and AML systems to ensure full compliance with local laws. This might include developing custom reporting tools that generate detailed compliance reports or integrating AI-driven analytics to detect suspicious activities more accurately. By focusing on the unique requirements of each client, we are able to build strong, long-term relationships and deliver exceptional value, positioning ourselves as a trusted partner in their digital transformation journey.

Our comprehensive range of IT services ensures consistent, high-quality support throughout the entire software development lifecycle, which enhances client satisfaction and fosters long-term partnerships.

Our extensive range of services, encompassing front-end and back-end development, AI tools development, and infrastructure maintenance, positions us as a one-stop solution for all IT needs. This comprehensive service offering allows clients to streamline their vendor management, reducing the complexity and costs associated with coordinating multiple service providers. By handling everything from initial development to ongoing support and updates, we ensure a seamless and cohesive experience for our clients. This holistic approach not only simplifies the digital transformation process but also ensures that all components of a client’s IT infrastructure work harmoniously together, enhancing overall efficiency and performance.

Furthermore, our ability to provide end-to-end solutions significantly boosts client satisfaction and fosters long-term partnerships. By covering the entire software development lifecycle, we deliver consistent, high-quality service at every stage, from conceptualization and development to deployment and maintenance. This continuity ensures that clients receive tailored solutions that evolve with their needs, adapting to new challenges and opportunities as they arise. Our commitment to ongoing support and updates means that clients can rely on us to keep their systems current and optimized, allowing them to focus on their core business activities with confidence. This enduring support and adaptability are key factors in building strong, lasting relationships with our clients.

AI and machine learning integration enhance the efficiency of our fintech solutions.

We leverage cutting-edge artificial intelligence and machine learning technologies to enhance the functionality of our fintech solutions, particularly in the areas of transaction monitoring and compliance. AI-driven analytics in products like ComplyControl enable our clients to detect anomalies and potential risks with greater precision, thereby reducing the occurrence of false positives. This not only streamlines the decision-making process for our clients but also ensures that they can focus on genuine threats, improving overall security and compliance. Moreover, the continuous learning capabilities of AI and machine learning mean that our solutions are always evolving and improving. As these technologies analyze more data over time, they become better at predicting and identifying patterns, which further enhances their effectiveness. This technological edge allows us to provide clients with the most advanced compliance tools available, ensuring they stay ahead in the rapidly changing financial landscape.

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Market Opportunity

In the early 2000s, the rapid rise of digital engagement began to revolutionize various industries, pushing companies to innovate or risk losing their competitive edge to better-resourced rivals. This transformation was particularly evident in the banking sector, where many financial institutions found themselves struggling to keep pace with larger entities, such as megabanks. These smaller institutions faced significant challenges due to limited resources and an inability to meet the evolving consumer demand for digital engagement. This pressing need for innovation led to the development of the first digital banking platforms. Initially, these platforms were designed to offer basic self-service functions, accessible primarily via desktop computers. They were integrated with the primary system of record, allowing customers to perform simple transactions online. However, as digital engagement expanded to include both desktop and mobile interfaces, financial institutions often had to adopt separate digital banking solutions to meet these new demands. This approach, while necessary at the time, resulted in a fragmented and poorly integrated infrastructure.

Today, many financial institutions still rely on a patchwork of disparate technology solutions to manage their desktop, mobile, retail, and business banking functions. This lack of integration has become a significant hurdle as consumer preferences continue to evolve rapidly. Modern consumers expect seamless, unified digital experiences across all their devices, and many financial institutions find their existing infrastructure lacks the uniformity and agility needed to adapt to this increasingly digital and mobile world. To address these challenges, comprehensive digital banking solutions are essential. These solutions aim to unify various banking functions into a cohesive platform, providing a consistent and efficient user experience. By leveraging advanced technologies and innovative approaches, financial institutions can enhance their digital engagement, streamline operations, and better meet the needs of their customers in a rapidly changing digital landscape.

The digital banking market presents significant opportunities driven by the increasing demand for seamless and convenient banking experiences. According to the Digital Banking Platform Market Size & Share Report, 2030 published by Grand View Research, the global digital banking platform market size was valued at USD 20.8 billion in 2021 and is expected to expand at a CAGR of 20.5% from 2022 to 20301. According to the Online Banking Market Size, Share and Demand, Growth, Revenue to 2030 published by Straits Research2, Europe is the second largest region in terms of the size of online banking market. It is projected to reach an expected value of USD 12,080 million by 2030, registering a CAGR of 13.2%.

The banking software market in Europe is also poised for promising growth due to several key factors. According to the Europe Banking System Software Market Size & Outlook published by Grand View Research, the Europe banking system software market generated a revenue of USD 9,081.2 million in 2023 and is expected to grow at a CAGR of 6.7% from 2024 to 20303. The demand for digital banking is growing because of the increased penetration of smartphones, computers, internet connectivity, IoT devices, and AI. One major opportunity lies in the growing adoption of mobile banking. As more consumers prefer to manage their finances on-the-go, financial institutions can capitalize on this trend by developing robust mobile banking apps that offer a wide range of services, from basic transactions to advanced financial planning tools. This not only enhances customer satisfaction but also opens up new revenue streams through personalized financial products and services.

Another key opportunity is the integration of advanced technologies such as AI and machine learning. These technologies can help financial institutions analyze vast amounts of data to gain insights into customer behavior, predict future trends, and offer tailored financial solutions. For instance, AI-powered chatbots can provide instant customer support, while ML algorithms can detect fraudulent activities in real-time. By leveraging these technologies, financial institutions can improve operational efficiency, reduce costs, and enhance the overall customer experience.

The shift towards cloud-based digital banking platforms also offers a significant market opportunity. Cloud technology enables financial institutions to scale their operations quickly, reduce infrastructure costs, and ensure data security and compliance. It also facilitates the development of innovative banking solutions that can be deployed rapidly to meet changing consumer demands. By adopting cloud-based platforms, financial institutions can stay competitive in the fast-evolving digital landscape and attract a broader customer base.

1 https://www.grandviewresearch.com/industry-analysis/digital-banking-platforms-market-report

2 https://straitsresearch.com/report/online-banking-market

3 https://www.grandviewresearch.com/horizon/outlook/banking-system-software-market/europe

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Moreover, according to Europe Neobanking Market Size & Share Analysis - Growth Trends & Forecasts (2024 - 2029) published by Mordor Intelligenc4, Europe holds the biggest market share in the neobanking market and accounts for over 30% share of the global revenue. Neobanking is a novel banking technology that provides complete online banking solutions from opening an account to other services, without the need to go to a bank for its customers. Neobanking differs from traditional banks, as they have no physical offices and branches. The growth of neobanking, characterized by its digital-first approach and innovative financial services, aligns perfectly with our expertise in advanced banking software solutions. As neobanks expand, they require robust, scalable, and secure software to manage their operations and enhance customer experiences, creating a demand for our products. Moreover, regulatory changes in Europe, such as the Revised Payment Services Directive (“PSD2”), are encouraging innovation and competition in the banking sector. For example, the PSD2 opens up the EU payments market to third-party payment service providers offering services based on access to information from the payment account5.

Our Growth Strategies

Establishment of sales and marketing team

Following the consummation of the business combination, we plan to establish and significantly expand our sales and marketing department. Historically, we have relied heavily on the personal networks and connections of our management team to secure business opportunities. While this approach has been effective, we recognize the need for a more structured and scalable strategy to drive growth and reach a broader market. By setting up a dedicated sales and marketing department, we aim to build a robust pipeline of new clients and enhance XDATA’s market presence.

The new sales and marketing department will focus on developing and executing comprehensive marketing strategies to promote the company’s fintech solutions. This will include digital marketing campaigns, participation in industry conferences and events, and targeted outreach to potential clients in key regions. The department will also work on building strong relationships with industry influencers and partners to increase brand visibility and credibility. By leveraging modern marketing techniques and tools, we aim to attract a wider audience and convert leads into long-term clients.

In addition to marketing efforts, the sales team will be responsible for identifying and pursuing new business opportunities. This will involve conducting market research to understand client needs, developing tailored sales pitches, and negotiating contracts. The sales team will also provide ongoing support to clients, ensuring their satisfaction and fostering long-term partnerships. By expanding its sales and marketing capabilities, the company aims to achieve sustainable growth and solidify its position as a leading provider of fintech solutions in the industry.

Continuous transition to a subscription-based revenue model

We are transitioning to a subscription-based revenue model to provide financial stability and predictability. This model, complemented by the flexibility to charge on an hourly basis or through fixed payments, allows us to cater to diverse client needs and preferences. The subscription model supports continuous innovation and improvement, enabling us to invest in new technologies and enhance our service offerings regularly. The subscription-based model ensures a steady revenue stream, which is crucial for our long-term financial health. It allows us to plan and allocate resources more effectively, ensuring that we can meet our clients’ needs consistently. This model also provides clients with ongoing access to the latest advancements and updates, ensuring they benefit from the most current and efficient solutions available.

Moreover, the flexibility in our revenue generation allows us to accommodate different budgetary constraints and project requirements, making our services accessible to a broader range of clients. This adaptability fosters strong client relationships and long-term partnerships, as clients appreciate the tailored financial arrangements that align with their specific needs. Ultimately, this scalable and flexible revenue model positions us as a reliable and innovative partner in the fintech industry.

4 https://www.mordorintelligence.com/industry-reports/europe-neobanking-market

5 https://www.ecb.europa.eu/press/intro/mip-online/2018/html/1803_revisedpsd.en.html

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Geographical expansion in in the UK and key European markets

We plan to expand our presence in the UK and other key European markets, while maintaining our base in Estonia. We will target regions with a high demand for digital transformation in the financial institution sector. Our fintech solutions will address the diverse regulatory and operational requirements of financial institutions across Europe. We may set up local offices and employ regional experts to ensure our solutions are customized to each market’s unique needs. We believe this localized strategy will help us build strong client relationships and drive growth in these key areas. If opportunities arise, we may form strategic partnerships with local banks and regulatory bodies to tailor our offerings to the market’s specific needs. Additionally, we will also boost our marketing and sales efforts to increase brand recognition and attract new clients in the UK and other European regions.

Our Clients

As of December 31, 2023, we have served a total of nine clients including community, regional and super-regional banks and payment platforms across both retail and business banking.

Our target client base primarily includes financial institutions. We concentrate on this segment of the larger market because we believe it offers the highest potential lifetime value, given the cost and resources required to acquire and maintain these relationships. Unlike the numerous very small institutions, this target client base is much more likely to experience organic growth and expansion through acquisitions.

For the period from April 1, 2022 (inception) through December 31, 2022, two customers accounted for approximately 74.3% and 25.7% of our total revenue. For the year ended December 31, 2023, four customers accounted for approximately 20.2%, 18.4%, 17.1% and 12.3% of our total revenue.

Research and Development

Our Research and Development (“R&D”) team is the cornerstone of our innovation and growth. With a dedicated in-house team, we focus on crafting robust product strategies that align with the dynamic landscape of internet and mobile banking solutions. Our R&D efforts are not just about creating new products but also about continuously upgrading and enhancing our existing solutions to ensure they meet the highest standards of performance and security. Our team is adept at identifying emerging trends and integrating them into our product development process. We believe that this proactive approach ensures that our solutions are not only relevant but also future-proof, providing our clients with the tools they need to succeed in an ever-changing digital environment.

Our R&D team is hands-on in developing and refining our internet and mobile banking solutions. They start with thorough market research to understand trends and client needs, then move into designing, coding, and testing new features. Using agile methodologies, they ensure continuous improvement and rapid issue resolution, making our products both innovative and reliable. In addition to creating new solutions, the team regularly upgrades and enhances existing products. This includes functionality updates, security patches, and performance optimizations. Rigorous testing and quality assurance processes are in place to maintain the highest standards, ensuring our clients always have access to top-tier banking tools.

Sales and Marketing

We rely heavily on the personal networks and connections of our management team to secure business opportunities. Following the consummation of the business combination, we plan to establish and significantly expand our sales and marketing department. See “– Our Growth Strategies – Establishment of sales and marketing team.”

Intellectual Property

Our success is partly contingent on our ability to safeguard our intellectual property and proprietary technologies. To do so, we employ a combination of intellectual property protections in Estonia and other jurisdictions, including patents, trademarks, copyrights, trade secret laws, license agreements, internal procedures, and contractual provisions.

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As of the date of this proxy statement/prospectus, we have applied to register the following trademarks:

Mark	Country/Region	Trade Mark No	Registration Date	Classes and Description	Owner of Record	Status
Complycontrol.ai	UNITED KINGDOM	UK00004082947	Pending	36, 42	OÜ XDATA GROUP	Pending for publication
Complycontrol	UNITED KINGDOM	UK00004082945	Pending	36, 42	OÜ XDATA GROUP	Pending for publication

We typically retain the right to utilize and commercialize any know-how and developments derived from our projects for our products. However, the intellectual property rights for the customized versions of our fintech solution may belong to the clients or be retained by us, depending on the specific agreements. This approach allows us to continuously innovate and improve our offerings while providing clients with the flexibility to own and control their customized solutions.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our products and solutions are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results. Third parties, including our competitors and non-practicing entities, may make claims from time to time that we have infringed their patents, trademarks, copyrights, trade secrets, and/or other intellectual property rights. As our business grows and competition increases, we will likely face more claims related to intellectual property and litigation matters. In addition, to the extent that we gain greater visibility and market exposure, we face a higher risk of being the subject of intellectual property infringement claims from third parties.

Employees

As of the date of this proxy statement/prospectus, we have a total of 41 employees, most of whom are based in Estonia. The following table sets forth the number of employees by function:

Function	Number of Employees
Management	4
Software Development and Engineering	28
Operation and Administration	4
Business Analysis	2
Accounting	1
Others	2

We recognize that our success depends on our ability to increase employee engagement and to attract capable employees. We offer employees competitive salaries, comprehensive training and development programs, and other fringe benefits and incentives. We maintain a good working relationship with our employees and have not experienced any material labor disputes.

We participate in various government statutory employee benefit plans, including employee’s health insurance, as required under Estonian laws and regulations.

Facilities

Our corporate headquarters is located in Estonia, in Lõõtsa 8, 11415, Lasnamäe District, Tallinn, Harju County, Estonia. The space we currently occupy is leased from a third party. We believe that the space is adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

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Government Regulations

The following summarizes the principal laws and regulations of Estonia relevant to XDATA’s business operations. It does not purport to be an exhaustive description of all applicable laws and regulations but rather provides general information regarding the regulatory framework that XDATA’s business may be subject to.

Commercial Code

The Commercial Code of Estonia regulates the establishment, operation, and dissolution of business entities within the country. As a registered company in Estonia, XDATA is subject to the provisions of this code, which outlines the legal framework for the private limited companies (OÜs).

Company Formation and Share Capital Requirements: XDATA must comply with the legal requirements for establishing a company in Estonia, including the minimum share capital requirements and the proper registration with the Estonian Commercial Register.

Management Structure: The Commercial Code dictates the governance structure of companies, including the roles and responsibilities of the management board, and, if applicable, the supervisory board. XDATA must ensure that its management practices align with these legal requirements.

Shareholder Rights and Obligations: The rights and obligations of shareholders, including voting rights and profit distribution, are regulated under the Commercial Code. XDATA must adhere to these provisions in its dealings with shareholders to ensure legal compliance and protect the interests of all shareholders.

Law of Obligations Act

The Law of Obligations Act governs contractual relationships in Estonia if the relevant agreement is governed by Estonian law. This act is particularly relevant to XDATA’s business operations, as it covers the formation, performance, and enforcement of contracts related to software development, IT services, and other commercial agreements.

Contract Formation and Validity: XDATA must ensure that all contracts with clients, suppliers, service providers and in some cases employees meet the legal requirements for validity under the Law of Obligations Act. This includes clear terms and conditions, mutual consent, and lawful purpose.

Performance of Contracts: The act outlines the obligations of parties in a contract, including the duty to perform as agreed. XDATA is responsible for delivering its software solutions and services in accordance with contractual agreements, ensuring that they meet the specified standards and timelines.

Liability and Remedies: In cases of breach of contract, the Law of Obligations Act provides remedies, including compensation for damages. XDATA must be aware of its potential liabilities and take steps to mitigate risks, such as through well-drafted contracts and effective project management.

Accounting Act

The Accounting Act sets forth the requirements for financial reporting and accounting in Estonia. XDATA, as an Estonian company, must comply with these regulations to ensure transparency and accuracy in its financial statements.

Financial Reporting: XDATA is required to maintain accurate financial records and prepare financial statements in accordance with the Accounting Act. These statements must provide a true and fair view of the company’s financial position and performance.

Auditing Requirements: Depending on the size and structure of XDATA, the company may be subject to mandatory audits. Compliance with these auditing requirements is essential to maintain credibility with stakeholders and ensure that the company’s financial practices meet regulatory standards.

Tax Compliance: Accurate financial reporting is also critical for compliance with Estonian tax laws. XDATA must ensure that its accounting practices support timely and accurate tax filings, thereby avoiding potential penalties and ensuring smooth operations.

Value-Added Tax Act

The Value-Added Tax Act is the primary legislation governing the imposition, administration, and compliance of Value-Added Tax (VAT) in Estonia. As a company operating within Estonia, XDATA is subject to the provisions of this Act, which outlines the requirements for VAT registration, the collection of VAT on goods and services, and the reporting obligations to the Estonian Tax and Customs Board.

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VAT Compliance: As XDATA is already registered for VAT in Estonia, the company is required to charge VAT on all taxable supplies of goods and services it provides. XDATA is also entitled to deduct input VAT incurred on business-related expenses, ensuring proper VAT management and compliance with Estonian regulations.

VAT Rates and Application: The standard VAT rate in Estonia is 22%, with reduced rates and exemptions applicable to specific goods and services. XDATA must ensure that it applies the correct VAT rate to its products and services, particularly those provided in the context of software development and IT services. Additionally, XDATA must be aware of any special VAT rules, such as those related to cross-border transactions within the EU.

Invoicing and Reporting: XDATA is required to issue VAT-compliant invoices to its customers, detailing the VAT charged on each transaction. The company must also submit regular VAT returns to the Estonian Tax and Customs Board, typically on a monthly basis, outlining the VAT collected and the input VAT claimed. Accurate record-keeping is essential to ensure compliance with reporting obligations and to avoid penalties for late or incorrect filings.

Data Protection and Privacy

Given the nature of XDATA’s business, which could involve handling sensitive financial and personal data, compliance with data protection regulations is important. As an Estonian company operating within the European Union, XDATA is subject to the General Data Protection Regulation (GDPR), which is complemented by the Estonian Personal Data Protection Act. This legal framework imposes stringent requirements on data handling and processing activities.

General Data Protection Regulation (GDPR)

The GDPR is the primary legal framework governing the processing of personal data across the European Union. It places strict obligations on both data controllers and data processors regarding the collection, storage, processing, and transfer of personal data.

Data Security: XDATA must implement robust security measures, including encryption, access controls, and other measures, to protect personal data from unauthorized access, breaches, or other forms of data compromise.

Data Subject Rights: XDATA’s products are generally designed in cooperation with the client/partner, but they must be designed to support the rights of data subjects under GDPR. This includes facilitating the ability for individuals to access, rectify, or delete their personal data, as well as ensuring data portability and the right to object to data processing.

Intellectual Property Rights

Intellectual property (IP) is a vital component of XDATA’s business strategy, particularly given its focus on the development and deployment of proprietary fintech solutions. The protection of intellectual property in Estonia is governed by the Estonian Intellectual Property Act.

Intellectual Property Act

The Estonian Intellectual Property Act provides the legal framework for the protection of copyrights, patents, trademarks, and trade secrets. For a technology-driven company like XDATA, safeguarding its intellectual property is essential to maintaining its competitive edge and protecting its innovations from unauthorized use.

Protection of Software and Trademarks: XDATA must ensure that its software products, trademarks, and other intellectual property assets are protected under Estonian law. However, it should be noted that there is no legal obligation to register these assets; this decision rests solely with the company. In some cases, registering all code or products may not be the most financially prudent decision. Additionally, if XDATA develops software for a client or partner and it is agreed that the ownership of the product and intellectual property will transfer directly to the client or partner, it is the client’s or partner’s responsibility to secure that intellectual property, not XDATA’s. This includes securing patents for unique technologies and registering trademarks to protect the company’s brand identity.

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Client Agreements and IP Ownership: When providing customized software solutions, XDATA must clearly define the ownership of intellectual property in its client agreements. Depending on the contractual terms, the rights to customized software may remain with XDATA or be transferred to the client. Proper management of these agreements is crucial to protecting XDATA’s IP assets and ensuring that the company retains control over its core technologies.

Employment and Labor Laws

As an employer in Estonia, XDATA is required to comply with several labor laws that govern the rights and responsibilities of employers and employees. These include the Employment Contracts Act and the Health and Safety at Work Act, which ensure fair and safe working conditions for all employees.

Employment Contracts Act

The Employment Contracts Act provides the legal framework for employment relationships in Estonia, covering aspects such as employment contracts, working conditions, and the termination of employment.

Employment Contracts: XDATA must ensure that all employment contracts are compliant with the requirements of the Employment Contracts Act. This includes clearly defined terms and conditions of employment, including job duties, compensation, and notice periods for termination.

Employee Rights: The act guarantees certain rights to employees, such as fair wages, reasonable working hours, and the right to a safe working environment.

Health and Safety at Work Act

The Health and Safety at Work Act mandates the provision of a safe working environment for employees. This is particularly relevant for XDATA, given the nature of its work, which involves prolonged use of computers and other IT equipment.

Workplace Safety: XDATA is responsible for ensuring that its workspaces are ergonomically designed to prevent work-related injuries, particularly those related to repetitive strain or poor posture. This includes providing appropriate workstations, regular breaks, and access to health resources.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to personal injuries sustained using our products and services, intellectual property infringement, breaches of contract or warranties, or employment-related matters. We are not currently a party to any actions, claims, suits, or other legal proceedings whose outcome, if determined adversely to us, would individually or in aggregate have a material adverse effect on our business, financial condition, and results of operations. However, it is important to note that legal proceedings can be unpredictable, and the outcome of any future actions or claims cannot be guaranteed. We continuously monitor and address any potential legal risks to mitigate their impact on our business operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF XDATA

You should read the following discussion and analysis of XDATA’s financial condition and results of operations together with the “Selected Historical Financial Information of XDATA” and XDATA’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. XDATA’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption “Risk Factors” or in other parts of this proxy statement/prospectus. XDATA’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XDATA” to “we,” “us,” “our,” “the company” and “XDATA” are intended to mean OU XDATA GROUP and its consolidated subsidiaries prior to the Business Combination and to PubCo and its subsidiaries after the Business Combination.

Overview

OU XDATA GROUP was incorporated as a private limited company under the laws of the Republic of Estonia on April 1, 2022. We are a business-to-business (B2B) software development company specializing in advanced financial technology (fintech) solutions for financial institutions navigating the digital transformation landscape. Founded by a team of seasoned IT professionals with extensive experience in the banking sector, XDATA is dedicated to delivering innovative and customized IT products. By leveraging our deep industry expertise, we have established ourselves as a trusted partner in the digital transformation journeys of our clients, offering robust fintech solutions tailored to the unique needs of financial institutions.

Our operations are centered around three primary offering categories: (i) Internet and mobile banking solutions; (ii) a cloud-based transaction monitoring platform; and (iii) a customer relationship management (CRM) system, all designed specifically for banking and financial institutions. Our Internet and mobile banking solutions focus on developing, modifying, and customizing software to meet the specific needs of our clients. The cloud-based transaction monitoring platform ensures compliance with regulatory requirements, including sanctions and anti-money laundering measures. Additionally, our CRM system supports comprehensive management of customer interactions and compliance procedures, providing banks with a systematic approach to logging client activities and ensuring efficient regulatory adherence.

Geographically, we target Europe, the UK, and Armenia — regions with substantial demand for digital transformation in the banking and financial sectors. In Europe, we offer tailored fintech solutions that address diverse regulatory and operational requirements. The UK, with its robust financial services industry, presents a key market for our innovative SaaS offerings, enhancing compliance and operational efficiency. In Armenia, an emerging market with growing interest in digital banking solutions, we are well-positioned to contribute to the region’s expanding fintech landscape. Our strategic focus allows us to build strong client relationships and deliver customized services that drive growth and efficiency across these critical markets.

Factors Affecting Results of Operations

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our ability to adapt to the evolving regulatory changes and compliance requirements

Our operations are heavily influenced by the regulatory environment in the financial technology sector. As a provider of fintech solutions, our ability to swiftly adapt to new and changing regulations, including those related to data protection, anti-money laundering (AML), and financial sanctions, is critical. Failure to comply with these regulations or delays in updating our products to meet new requirements could result in penalties, loss of customer trust, and harm to our reputation, thereby adversely affecting our business operations.

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Our ability to grow our customer base

The growth of our customer base is essential for the expansion of our business. We continue to invest in the development and enhancement of our products to meet the needs of financial institutions. However, if we fail to attract new clients or retain existing ones due to increased competition, changing customer preferences, or the introduction of superior products by competitors, our growth could stall. Additionally, any significant resources spent on launching new products or services that do not resonate with our target market could negatively impact our financial performance.

Our ability to compete effectively and cost-efficiently in the Fintech industry

The fintech industry is highly competitive, with numerous players offering similar solutions. To maintain our competitive edge, we must continue to innovate, improve the functionality of our products, and offer them at competitive prices. If we are unable to do so, or if competitors with more resources enter our market, we may lose market share. Moreover, prolonged price competition or aggressive marketing by competitors could force us to reduce our prices or increase our spending on marketing, which could negatively impact our profit margins and overall financial health.

Our ability to maintain our technological advancements

Technological innovation is at the core of our business. Our ability to remain at the forefront of fintech advancements is crucial for sustaining our competitive position. This includes integrating emerging technologies like artificial intelligence, blockchain, and enhanced cybersecurity measures into our products. If we fail to keep up with technological trends or if our products do not meet the evolving needs of our clients, we risk losing our competitive advantage. Continuous investment in research and development is necessary, but if these investments do not yield the expected results, our financial performance may suffer.

Key Components of Results of Operations

Revenue

We generate our revenues primarily through sales of our products and services and recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers”. We have three revenue streams, include (i) Internet and mobile banking solutions; (ii) cloud-based transaction monitoring platform; and (iii) customer relationship management (“CRM”) system, all tailored for banking and financial institutions. The Internet and mobile banking solutions segment focuses on developing, modifying and adapting software to meet the specific needs of different clients. Our cloud-based transaction monitoring platform is designed to ensure compliance with regulatory requirements, including sanctions and anti-money laundering measures. Our CRM system helps clients maintain comprehensive records of their customer interactions and compliance procedures. It provides a step-by-step guide for banks to log client activities, ensuring that all regulatory requirements are met efficiently and effectively.

Cost of Revenue and Gross Margin

Our cost of revenue mainly consists of salaries and benefits paid to our software engineers, subcontractors’ costs, and other costs related to providing our services to the customers.

Operating Expenses

Our operating expenses mainly consists of general and administrative expenses which consists primarily of salaries, benefits, finance, legal, information technology and other administrative expenses. We expect to our operating expenses will continue to increase as we expand our operation.

Results of Operations

The results of operations below should be read in conjunction with the financial statements and notes included elsewhere in this Registration Statement on Form F-4. The following tables present our results of operations for the period from April 1, 2022 (inception) to December 31, 2022 (“Fiscal 2022”), for the year ended December 31, 2023 (“Fiscal 2023”), and for the six months period ended June 30, 2023 and 2024.

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	For the year ended	For the period from April 1, 2022 (inception) through	Changes
	December 31, 2023	December 31, 2022	Amount	%
Revenues, net	$3,526,448	$382,253	$3,144,195	822.54%
Cost of revenues	(924,114)	(84,454)	(839,660)	994.22%
Gross profit	2,602,334	297,799	2,304,535	733.86%

Operating expenses
Selling and marketing expenses	(2,053)	-	(2,053)	n/a
General and administrative	(309,986)	(158,703)	(151,283)	95.32%
Research and development expenses	(248,469)	(22,603)	(225,866)	999.27%
Total operating expenses	(560,508)	(181,306)	(379,202)	209.15%

Income from operations	2,041,826	116,493	1,925,333	1,652.75%

Interest expense	(11,671)	(6,106)	(5,565)	91.14%
Other income, net	(10,251)	(1,678)	(8,573)	510.91%
Total other income, net	(21,922)	(7,784)	(14,138)	181.63%

Income (Loss) Before Income Taxes	2,019,904	108,709	1,911,195	1,758.08%

Income tax benefits (expenses)	(4,056)	-	(4,056)	n/a

Net Income (Loss)	$2,015,848	$108,709	$1,907,139	1,754.35%

	For the Six Months Ended	For the Six Months Ended	Changes
	June 30, 2024	June 30, 2023	Amount	%
Revenues, net	$3,048,054	$1,343,256	$1,704,798	126.92%
Cost of revenues	(817,986)	(343,061)	(474,925)	138.44%
Gross profit	2,230,068	1,000,195	1,229,873	122.96%

Operating expenses
Selling and marketing expenses	(2,596)	-	(2,596)	n/a
General and administrative	(610,775)	(128,421)	(482,354)	375.60%
Research and development expenses	(445,358)	(80,056)	(365,302)	456.31%
Total operating expenses	(1,058,729)	(208,477)	(850,252)	407.84%

Income from operations	1,171,339	791,718	379,621	47.95%

Interest expense	(28,900)	(3,930)	(24,970)	635.37%
Interest income	52	-	52	n/a
Other income, net	(14,452)	(6,511)	(7,941)	121.96%
Total other income, net	(43,352)	(10,441)	(32,911)	315.21%

Income (Loss) Before Income Taxes	1,128,039	781,277	346,762	44.38%

Income tax benefits (expenses)	-	-	-	n/a

Net Income (Loss)	$1,128,039	$781,277	$346,762	44.38%

Revenue, net

We generate our revenues primarily through sales of our products and services and recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers.” We have three revenue streams, include (i) internet and mobile banking solutions; (ii) cloud-based transaction monitoring platform; and (iii) customer relationship management (“CRM”) system. For the period from April 1, 2022 (inception) through December 31, 2022, for the year ended December 31, 2023, and for the six months period ended June 30, 2023 and 2024, revenue generated from our three revenue streams are as follows.

	For the year ended	For the period from April 1, 2022 (inception) through	Changes
Revenue stream	December 31, 2023	December 31, 2022	Amount	%
Internet and mobile banking solutions	$2,623,952	$382,253	$2,241,699	586.44%
Cloud-based transaction monitoring platform	343,907	-	343,907	n/a
Customer relationship management (“CRM”) system	475,846	-	475,846	n/a
Other services	82,743	-	82,743	n/a
Total	$3,526,448	$382,253	$3,144,195	822.54%

	For the six months ended	For the six months ended	Changes
Revenue stream	June 30, 2024	June 30, 2023	Amount	%
Internet and mobile banking solutions	$1,481,769	$845,872	$635,897	75.18%
Cloud-based transaction monitoring platform	-	-	-	-
Customer relationship management (“CRM”) system	454,253	454,014	239	0.05%
Other services	1,112,032	43,370	1,068,662	2,464.06%
Total	$3,048,054	$1,343,256	$1,704,798	126.92%

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Compared to the period from April 1, 2022 (inception) through December 31, 2022, our revenue from internet and mobile banking solutions increased by about $2.2 million or 586.44%. The increase is primarily due to the significant increase in number of clients. In the period from April 1, 2022 (inception) through December 31, 2022, we had only two customers. In the year ended December 31, 2023, we engaged 8 customers to provide internet and mobile banking solutions. On average, we generated about $161,518 more revenue per customer comparing Fiscal 2023 to Fiscal 2022. The increase in number of customers is mainly attributable to our leadership utilized personal and professional networks to identify and connect with potential clients. Furthermore, since our inception, we have continually provided our customers with the best-in-class services. The strong satisfaction level of our initial customers led to an organic expansion of our customer base. Positive experiences were shared within their networks, resulting in significant word-of-mouth referrals. The significant increase in average revenue per customer comparing Fiscal 2023 to Fiscal 2022 is mainly due to overall increase in software development scope and complexities. Our customers in Fiscal 2023 starting to contracted with us to develop and build more complex internet and mobile based software and applications.

Compared to Fiscal 2022, our revenue from cloud-based transaction monitoring platform increased by about $0.3 million from $nil in Fiscal 2022 to $343,907 in Fiscal 2023. This growth was primarily attributed to the successful development and completion of two key cloud-based software solutions for financial institution customers, a cloud-based customer relationship management back-office solution and a cloud-based banking mobile application. In Fiscal 2023, we contracted with two customers to grant them licenses to be access our cloud-based software. These software solutions were not available for licensing in Fiscal 2022.

Compared to Fiscal 2022, our revenue from customer relationship management (“CRM”) system increased by about $0.4 million from $nil in Fiscal 2022 to $475,846 in Fiscal 2023. This growth was primarily driven by the increase in the number of customers utilizing our CRM system. This growth was primarily attributed to the successful development and completion of CRM system solutions for financial institution customers. In Fiscal 2023, we contracted with two customers to grant them licenses to be access our CRM system. These CRM system solutions were not available in Fiscal 2022.

Compared to the six months ended June 30, 2024 (“Half Fiscal 2024”), our revenue from internet and mobile banking solutions increased by about $0.6 million or 75.18%. The increase is primarily due to the significant increase in number of clients. In the six months ended June 30, 2023 (“Half Fiscal 2023”), we had four customers. In the Half Fiscal 2024, we engaged seven customers to provide internet and mobile banking solutions. The increase in number of customers is mainly attributable to our leadership utilized personal and professional networks to identify and connect with potential clients. Furthermore, since our inception, we have continually provided our customers with the best-in-class services. The strong satisfaction level of our initial customers led to an organic expansion of our customer base. Positive experiences were shared within their networks, resulting in significant word-of-mouth referrals.

Compared to Half Fiscal 2023, our revenue from other services increased by about $1 million from $43,370 in Half Fiscal 2023 to $1.1 million in Half Fiscal 2024. This growth was primarily attributed to the successful development and completion of one customer from Hong Kong. We are engaged to provide project management, consultancy and support services.

Cost of revenues

Our cost of revenues mainly consists of salaries and benefits paid to our software engineers, subcontractors’ costs, and other costs related to providing our services to the customers.

Our cost of revenues increased by $839,660 or 994.22% from $84,454 in the period from April 1, 2022 (inception) through December 31, 2022 to $924,114 for the year ended December 31, 2023. The increase in cost of revenue is primarily attributable to $744,814 increase in salary and benefit expenses for our software engineers and $90,937 increase in subcontracting costs. In Fiscal 2023, we had around 40 software engineers who worked on different projects. In Fiscal 2022, we had only about 10 software engineers working on the software development and maintenance and support projects. The significant increase in number of software engineers led to significant increase in salary and benefit expenses in cost of revenues. Furthermore, in Fiscal 2023, as we experienced significant growth in revenue, to supplement temporary needs and avoid any disruption from services with our customers, we also increased our utilization of external contractors which led to increase in subcontracting costs.

Our cost of revenues increased by $0.5 million or 138.44% from $343,061 in the period from Half Fiscal 2023 to $0.8 million for Half Fiscal 2024. The increase in cost of revenue is primarily attributable to $ 246,929 increase in salary and benefit expenses for our software engineers and $195,910 increase in subcontracting costs. In Half Fiscal 2024, we hired eight new experienced software engineers. In Half Fiscal 2023, we had only about 10 software engineers working on the software development and maintenance and support projects. The significant increase in number of software engineers led to significant increase in salary and benefit expenses in cost of revenues.

Selling and marketing expenses

Our selling and marketing expenses mainly consists of advertising cost and other business expansion and marketing costs.

Our selling and marketing expenses increased from $nil in Fiscal 2022 to $2,053 in Fiscal 2023. The increase is primarily due to our additional efforts to expand our operation and to reach to and attract more customers to use our services in Fiscal 2023 as compared to Fiscal 2022.

Our selling and marketing expenses increased from $nil in Half Fiscal 2023 to $2,596 in Half Fiscal 2024. The increase is primarily due to our advertising expense to explore our operation and to attract more customers to use our services.

General and administrative expenses

Our general and administrative expenses mainly consist of salaries and benefits allocated to our administrative employees, professional service costs, rent expenses and other general and administrative expenses.

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Our general and administrative expenses increased by $151,283 or 95.32% from $ 158,703 in Fiscal 2022 to $ 309,986 in Fiscal 2023. The significant increase is primarily attributable to 1) increase of $51,401 of our salary and benefit costs as we expanded our operations and recruited more employees in Fiscal 2023 as compared to Fiscal 2022; 2) increase of $57,640 of our rental and other related costs. The increase is mainly because we only operated in about 9 months in Fiscal 2022 as compared to the full year in Fiscal 2023. The increase in our general and administrative expenses are also increase in Office supplies of $25,966, increase in our depreciation expenses of $20,058 and increase in our travel expenses of $20,834.

Our general and administrative expenses increased by $482,354 or 375.60% from $128,421 in Half Fiscal 2023 to $610,775 in Half Fiscal 2024. The significant increase is primarily attributable to 1) increase of $149,972 of our salary and benefit costs as we expanded our operations and recruited more employees in Half Fiscal 2024 as compared to Half Fiscal 2023; 2) increase of $150,526 of our professional expense.

Research and development expenses

Our research and development expenses mainly consist of salaries and benefits allocated to our IT engineers who worked on internal software research and development projects and amortization expenses of intangible assets.

Our research and development expenses increased by about $0.2 million or 999.27% from $22,603 in Fiscal 2022 to $248,469 in Fiscal 2023. The significant increase is due to increase of $184,993 in salaries and benefits costs and $40,932 increase in amortization expenses. The increase in salaries and benefits is mainly attributable to the expansion of our research and development team. In Fiscal 2023, we had approximately 20 staff members dedicated to internal R&D projects, compared to only about 3 staff members in Fiscal 2022. The rise in amortization expenses is due to the acquisition of source code for a partially developed banking software from an external supplier, which served as the foundation for developing our own cloud-based banking software solutions. We applied the straight-line method to amortize the cost of these intangible assets. In Fiscal 2023, we amortized the assets for the full year, whereas in Fiscal 2022, amortization only occurred for three months following the acquisition of the source code in late September 2022.

Our research and development expenses increased by $365,302 or 456.31% from $80,056 in Half Fiscal 2023 to $445,358 in Half Fiscal 2024. The significant increase is due to increase of $365,288 in salaries and benefits costs. The increase in salaries and benefits is mainly attributable to the expansion of our research and development team.

Interest expenses

Interest expenses increased by $5,565 or 91.14% from $6,106 in Fiscal 2022 to $11,671 in Fiscal 2023. The increase is mainly due to increase in loan borrowed. In Fiscal 2022, the weighted average outstanding loan balance was $161,929. In Fiscal 2023, the weighted average outstanding loan balance was $294,550.

Interest expenses increased by $24,970 or 635.37% from $3,930 in Half Fiscal 2023 to $28,900 in Half Fiscal 2024. The increase is mainly due to increase in loan borrowed. In Half Fiscal 2023, the weighted average outstanding loan balance was $91,642. In Half Fiscal 2024, the weighted average outstanding loan balance was $ 651,642.

Other income, net

Other expenses, net increased by $8,573 or 510.91% from $1,678 in Fiscal 2022 to $10,251 in Fiscal 2023. The increase in other expenses, net is primarily due to increase of miscellaneous entertainment cost of $7,688 comparing the two periods.

Other expenses, net increased by $7,941 or 121.96% from $6,511 in Half Fiscal 2023 to $14,452 in Half Fiscal 2024. The increase in other expenses, net is primarily due to increase of miscellaneous of $7,811 comparing the two periods.

Income tax expense

The company is established in Estonia and is subject to the income tax laws of Estonia. No income tax was generated outside the Estonia for the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023. Pursuant to the applicable income tax act and taxation act enacted in the Estonia, business entities in registered in Estonia is not subject to any corporate income tax until such income is distributed. However, we are required to file an annual report to the Commercial Register of Estonia. These annual reports are subject to the statutory examination by the governmental authorities after submission. The Estonian tax authorities have the right to perform a statutory examination of a company and reassesses taxes within five years from the end of the fiscal year during which a taxable event occurred. For the period from April 1, 2022 (inception) through December 31, 2022 there was no taxable event of the company. For the year ended December 31, 2023, we distributed dividends of $16,161 and incurred income tax on the distributed dividends of $4,056.

Net income

As a result of the foregoing, we recorded a net income of $2.0 million in Fiscal 2023 as compared to a net income of $0.1 million in Fiscal 2022. We recorded a net income of $1.1 million in Half Fiscal 2024 as compared to a net income of $0.8 in Half Fiscal 2023.

Liquidity and Capital Resources

In assessing our liquidity, management monitors and analyses our cash and cash equivalents, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash from operations, short-term and long-term borrowings, which have historically been sufficient to meet our working capital requirements.

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As December 31, 2023, we had cash and cash equivalents of $1,089,491 and a total working capital of $1,895,897. As of December 31, 2023, we also had accounts receivable, net of $2,531,781 of which $1,449,317 or 57.25% of the outstanding balance has been collected as of the date of this registration statement. As of December 31, 2023, we had short-term debts of $1,239,637 and current portion of convertible debt of $202,862.

As of June 30, 2024, we had cash and cash equivalents of $405,944 and a total working capital of $2,279,274. As of June 30, 2024, we also had accounts receivable of $3,806,165 of which $2,805,205 or 73.70%  of the outstanding balance has been collected as of the date of this registration statement. As of June 30, 2024, we had short-term debts of $1,199,349 and current portion of convertible debt of $196,268.

We believe that the current cash and cash flows to be provided by our future operating activities will be sufficient to meet the working capital needs in the next 12 months from the date the financial statements were issued. If we experience an adverse operating environment or incurs unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows for Fiscal 2022 compared to Fiscal 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended	For the period from April 1, 2022 (inception) to	Change
	December 31, 2023	December 31, 2022	Amount	%
Net cash (used in) provided by operating activities	$(90,076)	$117,301	$(207,377)	(176.79)%
Net cash used in investing activities	(151,314)	(204,802)	53,488	(26.12)%
Net cash provided by financing activities	1,179,710	210,260	969,450	461.07%
Effect of foreign exchange rate on cash	26,687	1,725	24,962	1,447.07%
Net change in cash	965,007	124,484	840,523	675.21%
Cash as of the beginning of the period	124,484	-	124,484	n/a
Cash as of the end of the period	$1,089,491	$124,484	$965,007	775.21%

Cash Flows for the Six Months Ended June 30, 2024 compared to the same period in 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended	For the Six Months Ended	Change
	June 30, 2024	June 30, 2023	Amount	%
Net cash (used in) provided by operating activities	$80,175	$285,091	$(204,916)	(71.88)%
Net cash used in investing activities	(744,496)	(36,193)	(708,303)	1,957.02%
Net cash provided by financing activities	5,408	(31,530)	36,938	(117.15)%
Effect of foreign exchange rate on cash	(24,634)	6,254	(30,888)	(493.89)%
Net change in cash	(683,547)	223,622	(907,169)	(405.67)%
Cash as of the beginning of the period	1,089,491	124,484	965,007	n/a
Cash as of the end of the period	$405,944	$348,106	$57,838	16.62%

Operating activities

For the year ended December 31, 2023, our net cash used in operating activities was $90,077, which was primarily attributable to (i) net income of approximately $2.0 million; (ii) an adjustment of added non-cash items of a net amount of approximately $0.1 million, inclusive of credit loss expense of $23,991 and depreciation and amortization expenses of $80,114; (iii) net increase in net working capital of approximately $2.2 million, which primarily consists of increase in accounts receivable in an amount of approximately $2.4 million.

For the period from April 1, 2022 (inception) through December 31, 2022, our net cash provided by operating activities was $117,301, which was primarily attributable to (i) net income of $112,722; (ii) an adjustment of added non-cash item of $19,124 related to depreciation and amortization expenses; and (iii) net increase in net working capital of $14,546, which primarily due to increase of accounts receivable of $31,013 and increase in prepayments and other current assets of $33,073. The increase in net working capital was partially offset by increase in accrued expenses and other current liabilities of $32,665, an increase in taxes payable of $8,874 and an increase in accounts payable of $8,001.

For the Half Fiscal 2024, our net cash provided by operating activities was $80,175, which was primarily attributable to (i) net income of $1,128,039, (ii) an adjustment of added non-cash item of $56,236 related to depreciation and amortization expenses; and (iii) net increase in net working capital of $1,104,100.

For the Half Fiscal 2023, our net cash provided by operating activities was $285,091, which was primarily attributable to (i) net income of $781,277, (ii) an adjustment of added non-cash item of $37,206 related to depreciation and amortization expenses; and (iii) net increase in net working capital of $533,392.

Investing activities

For the year ended December 31, 2023, our net cash used in investing activities was $151,314. For Fiscal 2023, we used $151,314 to purchase property and equipment.

For the period from April 1, 2022 (inception) through December 31, 2022, our net cash used in investing activities was $204,802, which consists of $99,672 cash used in purchase of property and equipment and $105,130 cash used in the purchase of intangible assets.

Our net cash used in investing activities were $744,496 and $36,193 for Half Fiscal 2024 and Half Fiscal 2023, respectively. In Half Fiscal 2024, we made a loan to third-party, LEONARDA INVEST AKTSIASELTS (“LEONARDA”) pursuant to which we agreed to provide LEONARDA a loan facility of €600,000 (approximately $642,508) for daily business transactions and general operational expenses, with an interest rate of 6.5% per annum.

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Financing activities

For the year ended December 31, 2023, our net cash provided by financing activities was approximately $1.2 million, which primarily consists of approximately $1.2 million from proceeds from short-term debts.

For the period from April 1, 2022 (inception) through December 31, 2022, our net cash provided by financing activities was approximately $0.2 million, which represents cash received from long-term debt.

For the Half Fiscal 2023, our net cash used in financing activities was $31,530, which primarily consists of payment of dividends $16,161 and the payment of convertible bond $18,071.

For the Half Fiscal 2024, our net cash provided by financing activities was $5,408, which consists of payment of dividends $48,670 and the proceeds from long-term loans $54,078.

Capital expenditures

Our capital expenditures are incurred primarily in connection with purchase of properties and equipment and intangible assets used for our operation. Our capital expenditures were $151,314 and $204,802 for Fiscal 2023 and Fiscal 2022, respectively. Our capital expenditures were $67,515 and $36,193 for Half Fiscal 2024 and Half Fiscal 2023, respectively.

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, enhance research and development capabilities, and improve our product lines.

Our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Borrowings	$1,442,499	1,442,499	-	-	-
Total	$1,442,499	1,442,499	-	-	-

The following table sets forth our contractual obligations as of June 30, 2024:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Borrowings	$1,442,499	1,395,617	53,544	-	-
Total	$1,449,161	1,395,617	53,544	-	-

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and June 30, 2024.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates, and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates, and assumptions based on our historical experience, knowledge, assessment of current business and other conditions, and our expectations regarding the future based on available information. This forms our basis for making judgments about matters that are not readily apparent from other sources. Given that the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include: (i) revenue recognition; (ii) expected credit loss; and (ii) income taxes. See “Note 2—Summary of Significant Accounting Policies” to our financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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Expected credit loss

We adopted Financial Standards Accounting Board Accounting Standards Codification (“ASC”) 326 “Financial Instruments – Credit Losses” (“ASC 326”) on April 1, 2022 by applying the modified retrospective approach. The adoption of ASC 326 did not have a material impact on our consolidated financial statements.

Our accounts receivable are within the scope of ASC 326. ASC 326 introduces an approach based on expected credit losses on financial assets at amortized cost. Upon adoption of ASC 326, we estimate the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the statements of comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment and land use right are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2024, December 31, 2023 and 2022.

Income taxes

The company accounts for current income taxes in accordance with ASC 740 “Income Taxes”. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the period from April 1, 2022 (inception) through December 31, 2022, for the year ended December 31, 2023 and for the six months ended June 30, 2024. The company does not believe there was any uncertain tax provision as of June 30, 2024, December 31, 2023 and 2022.

The company in Estonia is subject to the income tax laws of Estonia. No income tax was generated outside the Estonia for the period from April 1, 2022 (inception) through December 31, 2022, for the year ended December 31, 2023 and for the six months ended June 30, 2024. Pursuant to the applicable income tax act and taxation act enacted in the Estonia, business entities in registered in Estonia is not subject to any corporate income tax until such income is distributed. However, the company is required to file an annual report to the Commercial Register of Estonia. These annual reports are subject to the statutory examination by the governmental authorities after submission. The Estonian tax authorities have the right to perform a statutory examination of a company and reassesses taxes within five years from the end of the fiscal year during which a taxable event occurred. For the period from April 1, 2022 (inception) through December 31, 2022 there was no taxable event of the company. For the year ended December 31, 2023, the company distributed dividends of $16,161 and incurred income tax on the distributed dividends of $4,056. For the six months ended June 30, 2024, there was no taxable event of the company.

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INFORMATION ABOUT ALPHA STARA

In this section, “Alpha Star,” “the Company,” “our company,” “we,” “us” and “our” refer to Alpha Star Acquisition Corporation prior to the consummation of the Business Combination.

Overview

Alpha Star Acquisition Corporation is a blank check company incorporated on March 11, 2021, as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition stock purchase, reorganization or similar business combination with one or more businesses. Alpha Star’s efforts in identifying prospective target businesses will not be limited to a particular geographic region. Alpha Star believes that it will add value to these businesses primarily by providing them with access to the U.S. capital markets.

Alpha Star has until December 15, 2024 to consummate a prospective business combination. In the event Alpha Star does not consummate a business combination by December 15, 2024, it will cease operations and liquidate the Trust Account and distribute the funds included therein to the holders of its securities sold in its IPO and dissolve.

Our Sponsor

Our Sponsor is A-Star Management Corporation, a British Virgin Islands incorporated company formed for the purpose of serving as the Sponsor of Alpha Star in connection with the Business Combination. Mr. Zhe Zhang, our Chairman and Chief Executive Officer, is the sole director of the Sponsor and currently holds 100% of the voting rights in the Sponsor. GEVORA LIMITED, a British Virgin Islands incorporated company, has a direct material interest in the Sponsor of which who is the major shareholder. PRISTINA INVESTMENTS LTD, a British Virgin Islands incorporated company, has an indirect material interest in the Sponsor, because it is the sole shareholder of GEVORA LIMITED. Ms. Bronislava Gorelik has an indirect material interest in the Sponsor as she is the beneficial owner of PRISTINA INVESTMENTS LTD. The Sponsor currently holds 2,875,000 Alpha Star Ordinary Shares and 330,000 Private Units. The Sponsor has no ongoing business and was established solely to provide risk capital to Alpha Star. Mr. Zhe Zhang, the key member of our Sponsor has significant experience with SPACs, acquisitions, divestitures and corporate strategy and public markets. This experience includes leadership roles in other SPACs, such as Golden Star Acquisition Corporation (“Golden Star”), a special purpose acquisition company consummated its initial public offering in May 2023 for aggregate gross proceeds of $69,000,000 and is currently in the process of consummating its initial business combination. Mr. Zhe Zhang serves as a director of Golden Star. We believe this collective expertise will meaningfully benefit us in connection with the Business Combination, as well as in creating long-term shareholder value post-closing. Additionally, the expertise of our Sponsor with similar transactions and strategic guidance through various market cycles ensures that we are well-equipped to navigate the complexities of the de-SPAC process.

Our management and Sponsor team members, including Mr. Zhe Zhang, our Chairman and Chief Executive Officer, and Mr. Guojian Chen, our Chief Financial Officer and director, have backgrounds in mergers and acquisitions and corporate finance. As an executive director at Goldman Sachs Beijing for 13 years, a founding partner of an asset management company and the CEO of another asset management company, Mr. Zhe Zhang is experienced with fund formation, equity investment and portfolio management. Mr. Guojian Chen has extensive experience in corporate strategy and governance through his work at a leading copyright operator, a financial advisory firm, and a fund management company. In addition, Mr. Guojian Chen brings extensive SPAC-related experience. Mr. Chen serves as the chief financial officer and a director of DT Cloud Acquisition Corporation, a special purpose acquisition company that consummated its initial public offering in February 2024 for aggregate gross proceeds of $69,000,000 and is currently in the process of consummating its initial business combination. By leveraging the combined experience of our management and directors and our Sponsor, we believe we are uniquely positioned to execute a compelling business combination.

Initial Public Offering

The registration statement for our IPO was declared effective by the SEC on December 13, 2021. We completed our IPO on December 15, 2021. In our IPO, we sold units at an offering price of $10.00 and consisting of one ordinary share, one right to receive one-seventh (1/7) of an ordinary share upon the consummation of an initial business combination, and one redeemable warrant. Each warrant entitles the holder thereof to purchase one-half (1/2) ordinary share at a price of $11.50 per share.

In connection with our IPO, we sold 11,500,000 units, generating gross proceeds of $115,000,000. Simultaneously with the closing of the IPO, pursuant to the Private Placement Units Purchase Agreement by and between the Company and the Sponsor, the Company completed the private sale of an aggregate of 330,000 Private Placement Units to the Sponsor at a purchase price of $10.00 per Private Unit, generating gross proceeds to the Company of $3,300,000. The Private Units are identical to the Units in the IPO, except that the Sponsor has agreed not to transfer, assign or sell any of the Private Units (except to certain permitted transferees) until 30 days after the completion of the Company’s initial business combination.

Transaction costs amounted to $5,669,696, consisting of $2,300,000 of underwriting fees, $2,875,000 of deferred underwriting fees and $494,696 of other offering costs. A total of $115,000,000, comprised of $112,700,000 of the proceeds from the IPO (which amount includes up to $2,875,000 of the underwriter’s deferred discount) and $2,300,000 of the proceeds of the sale of the Private Units, was placed in a U.S.-based trust account, established by VStock Transfer LLC, our transfer agent, and maintained at Wilmington Trust, National Association, acting as trustee. The remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

Except with respect to interest earned on the funds in the Trust Account that may be released to the Company to pay its taxes, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial business combination, (ii) the redemption of any of the Company’s public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of its obligation to redeem 100% of the Company’s public shares if it does not complete its initial business combination by December 15, 2024, or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, and (iii) the redemption of the Company’s public shares if it is unable to complete its initial business combination by December 15, 2024.

On July 13, 2023, we held an annual shareholder meeting and approved the proposal to amend the Company’s amended and restated memorandum and articles of association to extend the date by which the Company must consummate a business combination to March 15, 2024. In connection with the shareholders meeting to vote for the proposal to amend the Company’s amended and restated memorandum and articles of association for such extension, the public shares are entitled to exercise the redemption right and 2,436,497 public shares tendered for redemption. The total redemption payment was $26,094,883 and distributed during July and August 2023.

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On January 10, 2024, the Company held an extraordinary shareholder meeting and approved the proposal to amend the Company’s amended and restated memorandum and articles of association to extend the date by which the Company must consummate a business combination to September 15, 2024. In connection with the shareholders meeting to vote for the proposal to amend the Company’s amended and restated memorandum and articles of association for such extension, the public shares are entitled to exercise the redemption right and 3,319,923 public shares tendered for redemption. The total redemption payment was $37,183,138 and distributed in January and February 2024.

On July 12, 2024, we held an annual shareholder meeting and approved the proposal to amend the Company’s amended and restated memorandum and articles of association to extend the date by which the Company must consummate a business combination to December 15, 2024. In connection with the shareholders meeting to vote for the proposal to amend the Company’s amended and restated memorandum and articles of association for such extension, the public shares are entitled to exercise the redemption right and 4,840,581 public shares tendered for redemption. The total redemption payment was $56,199,145 and distributed in July 2024. As a result of the exercise of the redemption right, 902,999 public shares remain unredeemed.

For the year ended December 31, 2023, net cash generated from the IPO and Private Placement Units and held outside of the trust that was used in operating activities was nil. As of September 30, 2024, the Company had working capital deficit of $638,117, included the $82,524 of the share redemption return in Marketable Security held in trust.

The Company’s units are listed on the Nasdaq Global Market and commenced trading under the trading symbol “ALSAU” on December 13, 2021. The units began separate trading on January 18, 2022, and the ordinary shares, rights and warrants commenced trading on Nasdaq under the symbols “ALSA,” “ALSAR,” and “ALSAW,” respectively.

Since our IPO, our sole business activity has been identifying and evaluating suitable acquisition transaction candidates and engaging in non-binding discussions with potential target entities. To date we have not entered into any binding agreement with any target entity. We presently have no revenue and have had losses since inception from incurring formation and operating costs since the completion of our IPO.

Acquisition Strategy and Management Business Combination Experience

Our efforts in identifying prospective target businesses will not be limited to a particular geographic region. However, we shall not consider or undertake a business combination with an entity or business with its principal or a majority of its business operations (either directly or through any subsidiaries) in the People’s Republic of China (including Hong Kong and Macau). We believe that we will add value to these businesses primarily by providing them with access to the U.S. capital markets.

We will seek to capitalize on the strength of our management team. Our team consists of experienced professionals and senior operation executives. Collectively, our officers and directors have decades of experience in mergers and acquisitions and operating companies. We believe we will benefit from their expertise and experience in identifying attractive acquisition opportunities. However, there is no assurance that we will complete a business combination.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our outstanding rights and warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

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We believe our structure will make us an attractive business combination partner to target businesses. As an existing public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination. In this situation, the owners of the target business would exchange their shares of stock in the target business for our shares or for a combination of our shares and cash, allowing us to tailor the consideration to the specific needs of the sellers. Although there are various costs and obligations associated with being a public company, we believe target businesses will find this method a more certain and cost-effective method to becoming a public company than the typical initial public offering. In a typical initial public offering, there are additional expenses incurred in marketing, road show and public reporting efforts that may not be required in a business combination with us.

Furthermore, once a proposed business combination is completed, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions, which could delay or prevent the offering from occurring. Once public, we believe the target business would then have greater access to capital and an additional means of providing management incentives consistent with shareholders’ interests. It can offer further benefits by augmenting a company’s profile among potential customers and vendors and aid in attracting talented employees.

While we believe that our structure and our management team’s backgrounds will make us an attractive business partner, some potential target businesses may have a negative view of us since we are a blank check company, without an operating history, and there is uncertainty relating to our ability to obtain shareholder approval of our proposed initial business combination and retain sufficient funds in our Trust Account in connection therewith.

Initial Business Combination Timeframe and Nasdaq Rules

Initially, we had until 9 months from December 15, 2021 (the closing of our IPO) to consummate our initial business combination. However, if we anticipate that we may not be able to consummate our initial business combination within 9 months, we may, by resolution of our board if requested by the Sponsor, extend the period of time to consummate a business combination up to twelve times, each by an additional month (for a total of up to 21 months to complete a business combination), subject to the Sponsor depositing additional funds into the Trust Account as set out below. Starting from September 15, 2022, we have to make the monthly extension by depositing the monthly extension fee of $383,332 into the Trust Account and we plan to make further monthly extensions for a total of up to 21 months as needed to complete the initial business combination. The monthly extension fees were decreased due to our annual general meeting held on July 13, 2023, and related redemption of shares. The monthly extension fees were the lower of $70,000 for all remaining public shares and $0.033 for each remaining public shares until September 15, 2024. In July 2023, due to the redemption of 2,436,497 public shares regarding the aforementioned shareholders meeting, 9,063,503 shares remain unredeemed and outstanding, and the monthly extension fees changed to $302,116, consisting of $0.033 per public share. Following the shareholders meeting held on July 12, 2024 to vote for the proposal to amend Alpha Star’s amended and restated memorandum and articles of association, our Sponsor or its affiliates or designees must deposit $35,000 into the Trust Account on or prior to the date of the applicable deadline, for each monthly extension from July 15, 2024, to December 15, 2024.

On July 12, 2024, we held a shareholder meeting and approved the proposal to amend the Company’s amended and restated memorandum and articles of association to extend the date by which the Company has to consummate a business combination by December 15, 2024.

In connection with the shareholders meeting to vote for the proposal to amend our amended and restated memorandum and articles of association held on July 12, 2024, the public shares were entitled to exercise the redemption right and 4,840,581 public shares tendered for redemption. As a result of the exercise of the redemption right, 902,999 public shares remained unredeemed. Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement entered into between us and Wilmington Trust, National Association and Vstock Transfer LLC in connection with our IPO, in order to extend the deadline by which we must consummate our initial business combination, our Sponsor or its affiliates or designees must deposit $35,000 into the Trust Account on or prior to the date of the applicable deadline for each monthly extension from July 15, 2024, to December 15, 2024. Our Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the deadline for the completion of our initial business combination. If we are unable to consummate our initial business combination within the applicable time period, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account and, as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the rights and warrants will be worthless.

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The Nasdaq rules require that our initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors.

Summary Information Related to Our Securities, Redemption Rights and Liquidation

We are a Cayman Islands exempted company (company number 373150) and our affairs are governed by our amended and restated memorandum and articles of association (as amended), the Cayman Companies Act and common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association which will be adopted upon the consummation of our IPO, we are authorized to issue 50,000,000 ordinary shares, $0.001 par value each. The information provided below is a summary only and we refer you to our prospectus dated as of December 14, 2021, our amended and restated memorandum and articles of association and our warrant agreement with Vstock Transfer LLC Company as warrant agent for additional important and material information.

In our IPO, we sold units at an offering price of $10.00 and consisting of one ordinary share, one right to receive one-seventh (1/7) of an ordinary share upon the consummation of an initial business combination and one redeemable warrant. Each warrant entitles the holder thereof to purchase one-half (1/2) ordinary share at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable on the later of the completion of an initial business combination and 9 months from December 15, 2021, and will expire five years after the completion of an initial business combination, or earlier upon redemption.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law. Unless specified in the Cayman Companies Act, our amended and restated memorandum and articles of association or applicable stock exchange rules, the affirmative vote of a majority of our ordinary shares that are voted is required to approve any such matter voted on by our shareholders.

As of September 30, 2024, there were warrants outstanding to acquire and aggregate of 5,750,000 ordinary shares. We will not be obligated to deliver any ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the ordinary share underlying such unit.

Once the warrants become exercisable, we may call the warrants for redemption (including the private placement warrants but including any outstanding warrants issued upon exercise of the unit purchase option issued to the underwriters or their designees):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

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●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the ordinary shares equal or exceed $18.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send to the notice of redemption to the warrant holders.

We will provide our public shareholders with the opportunity to redeem all or a portion of their ordinary shares upon the completion of our initial business combination either (i) in connection with a shareholder meeting called to approve the business combination or (ii) by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction, whether the terms of the transaction would require us to seek shareholder approval under the law or stock exchange listing requirement or whether we were deemed to be a foreign private issuer (which would require that we conduct a tender offer under SEC rules rather than seeking shareholder approval). Under Nasdaq rules, asset acquisitions and stock purchases would not typically require shareholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our issued and outstanding ordinary shares (unless we are deemed to be a foreign private issuer at such time) or seek to amend our amended and restated memorandum and articles of association would require shareholder approval.

We will provide our public shareholders with the opportunity to redeem all or a portion of their ordinary shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of taxes payable) divided by the number of then issued and outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be approximately $10.00 per public share (subject to increase of up to an additional $0.40 per public share in the event that our Sponsor elects to extend the period of time to consummate a business combination). The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares, private placement shares and any public shares they may hold in connection with the completion of our initial business combination.

Alpha Star will have only until December 15, 2024, to complete our initial business combination. If we are unable to complete our initial business combination within such time period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses (which interest shall be net of taxes payable) divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our Board of Directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our rights and warrants, which will expire worthless if we fail to complete our initial business combination within the 9-month time period.

Facilities

We currently maintain our executive offices at 100 Church Street, 8th Floor, New York, NY 10007. The cost for this space is included in the $10,000 per month fee that we will pay an affiliate of our Sponsor for office space, administrative and support services. Upon the closing of the Business Combination, the principal executive offices of PubCo will be Lõõtsa 8, 11415, Lasnamäe District, Tallinn, Harju County, Estonia.

Employees

We have two officers. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that our officers or any other members of our management team will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

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MANAGEMENT OF ALPHA STAR

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “our company” refer to Alpha Star Acquisition Corporation.

Current Management Team

Our current directors and executive officers are as follows:

Name	Age	Title
Zhe Zhang	48	Chief Executive Officer and Director
Guojian Chen	30	Chief Financial Officer
Patrick Swint	55	Independent Director
Xiaofeng Zhou	41	Independent Director
Huei-Ching Huang	55	Independent Director

Biographical Information

Zhe Zhang serves as our Chairman and Chief Executive Officer since April 2021. From August 2018 to February 2020, Mr. Zhang served as an independent director of TKK Symphony Acquisition Corporation. Since May 2013, Dr. Zhang has been a Founding Partner of SIFT Capital, an asset manager licensed by the Securities and Futures Commission (SFC) of Hong Kong and China Securities Regulatory Commission (CSRC). Since February 2019, Dr. Zhang has also been the CEO of Still Waters Green Technology Limited, an asset management company based in London, specializing in the development and management of renewable energy and power generation assets. Prior to that, from January 2000 to April 2013, he was an Executive Director at Goldman Sachs Beijing, where he was a member of the Supervisory Board of Goldman’s Beijing Office and led multiple overseas acquisitions by Chinese state-owned enterprises and listed companies. He is experienced with fund formation, equity investment and portfolio management. Before entering the private sector, Dr. Zhang had spent 14 years with MOFCOM including as a diplomat stationed in Europe. He is licensed as a Responsible Officer for Asset Management under the SFC of Hong Kong, as well as the licensed to practice as a professional respectively for securities, futures and fund management in China. Dr. Zhang holds a Ph.D. degree from China University of International Business and Economics, Master’s degrees from both Peking University (LL.M.) and Oxford University (Magister Juris), and a Bachelor’s degree from Shanghai Institute of Foreign Trade (B.A.). He currently sits on the board of China Oxford Scholarship Fund and is involved in the process for scholarship awardee selection every year.

Guojian Chen serves as our Chief Financial Officer and director since March 2021. Mr. Chen serves as an independent director of Venus Acquisition Corporation since February 2021. Mr. Chen serves as the Secretary of Board of Beijing ChinaReel Art Exchange Inc. a leading copyright operator focusing on high-quality video content, since May 2020, where he is in charge of investor relations and corporate finance matters for the company. Mr. Chen served as a director of Beijing Zhongqixinhe Enterprise Management Consulting Co., Ltd., a financial advisory firm with focuses on financial, real estate and TMT industry from May 2019 to May 2020. Mr. Chen served as an analyst of Zhongrong Huitong Investment Fund Management (Zhuhai) Co., Ltd. from July 2018 to May 2019. Mr. Chen received his Bachelor of Management degree from Renmin University of China in 2015, and Master of Finance from the University of Chinese Academy of Sciences in June 2018.

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Patrick Swint serves as an independent director since October 2022. Major Patrick J. Swint has served as a Board Member at Roberts & Ryan, a Service Disabled Veteran Owned Broker Dealer (SDVO) based in New York City, since December 2020. He founded and served as CEO of Knightsbridge Ventures in August 2017, a Registered Investment Advisor to syndicate capital from US Accredited investors to co-invest in European private equity and real estate with European family offices. Mr. Swint is the founder and current CEO of Salsa Properties LLC, a property development and real estate portfolio management company with over 20-year history. Mr. Swint has previously worked for Drexel Hamilton and Academy Securities, the top New York City SDVO Broker Dealers, in investment banking, specifically capital raising and M&A. He performed an internship in International Treasury with FMC corporation in Philadelphia whilst studying for his FINRA series 7 and 79 examinations in the Wall Street War Fighters Program in Philadelphia in 2012. He is retired from a successful civilian career in orthopedic surgery for 12 years. Major Swint is retired from a military career spanning 21 years during which he served as a medic in the US Army Special Forces, as a Detachment Medic for a counter-drug Special Operations Detachment, and as an Orthopedic Surgery Consultant in the US Air Force. Major Swint was recognized for his career of military service by a Resolution of the Texas Senate in 2011 and was awarded an Admiral’s Commission in the Texas Navy in 2014 (Texas’ highest civilian award) by the then Governor of Texas Rick Perry. Mr. Swint received a BA from the University of Texas at Austin in Political Science/Latin American Studies in 1993, a BS of Physician Assistant Studies from the UT Health Sciences Center San Antonio in 1996, a Medical Degree (MS) from the University of Nebraska Medical Center (Summa Cum Laude) in 1999 and an MBA from the University of Chicago Booth School of Business in Private Equity Finance in 2016. He has passed the FINRA Series 7, 63, 65 and 79 examinations. He is a member of the Urban Land Institute (ULI) and a Member of the UK Chartered Institute For Securities and Investments (CISI). Mr. Swint was granted the City of London Freedom in 2016. Mr. Swint is currently a Freeman of the City of London International Bankers Livery Company, a Freeman of the City of London Guild of Investment Managers, a Freeman of the Society of Apothecaries Livery, and a Founding Freeman of the City of London Guild of Entrepreneurs. He is an active member in London of the Royal Automobile Club, the Royal Air Force Club, the City Livery Club and the Special Forces Club. Mr. Swint is a Life Member of the University of Texas Alumni Association and the US Army Special Forces Association. Mr. Swint recently founded the Excalibur Foundation to support the transition of severely disabled Special Operations Veterans in the United Kingdom into finance and entrepreneurial roles.

Xiaofeng Zhou serves as an independent director since December 2021. Ms. Zhou serves as the Managing Director and founder of Hainan Genyuan Investment Corp. since October 2020. From September 2019 to October 2020, Ms. Zhou served as Senior Strategic Consultant for Nanjing Travel Group. Prior to that, from September 2006 to September 2019, Ms. Zhou served director, Vice President and Secretary of the Board for Tempus International Commercial Services Corp., a company listed in Hong Kong and Shenzhen Stock market. Ms. Zhou received her LL.B. degree from Shenzhen University in 2004.

Huei-Ching (Tina) Huang serves as an independent director since December 2021. Ms. Huang founded and has served as director of AGC Capital Securities Pty Ltd since April 2014. AGC Capital is a financial advisory service company based in Sydney and licensed in Australia. Ms. Huang leads AGC Capital’s operation in Australia and Asia Pacific, primarily focusing on initial public offerings, funds management, corporate finance, mergers and acquisitions and direct investments. From February 2021 to Present, Ms. Huang also serve as a director of Wall St. Trust Limited based in Hong Kong, which is a licensed entity of Securities & Futures Commission of Hong Kong (SFC). Prior to AGC Capital, from February 2012 to May 2013, Ms. Huang worked for KPMG as a director of Information Risk Management. Ms. Huang received her a LLB degree from School of Law of Soochow University in June 1992. We believe Ms. Huang is well-qualified to serve as a member of the Board because of her financial experiences in capital markets.

Corporate Governance

Our officers are elected by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to any office that may be required. Our amended and restated memorandum and articles of association expressly provides that our officers may include a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the Board of Directors.

Each of our directors holds office for a one-year term. Subject to any other special rights applicable to the shareholders, any vacancies on our Board of Directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board or by a majority of the holders of our founder shares.

Director Independence

The Nasdaq listing standards require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We currently have three “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules prior to completion of our IPO. Our board has determined that Messrs. Xiaofeng Zhou, Swint and Huei-Ching (Tina) Huang are independent directors under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our Board of Directors has three standing committees: an audit committee, a compensation committee, and a nominating committee. Each committee operates under a charter that has been approved by our board and have the composition and responsibilities described below. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

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Audit Committee

The members of our audit committee are Messrs. Xiaofeng Zhou, Patrick Swint and Huei-Ching (Tina) Huang. Ms. Huang serves as chairman of the audit committee. Each member of the audit committee is financially literate, and our Board of Directors has determined that Ms. Huang qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of our compensation committee are Messrs. Xiaofeng Zhou, Patrick Swint and Huei-Ching (Tina) Huang. Ms. Zhou serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

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●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating Committee

The nominating committee of consists of Messrs. Xiaofeng Zhou, Patrick Swint and Huei-Ching (Tina) Huang. Ms. Huang serves as chairman of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. We have adopted a charter for the nominating committee which details the principal functions of the committee. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or Board of Directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board of Directors.

Code of Ethics

Effective as of the date of this prospectus, we have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our form of Code of Ethics and the charters of our audit committee, compensation committee, and nominating committee as exhibits to the registration statement for our IPO. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See “Where You Can Find Additional Information.”

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Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

To the fullest extent permitted by law, our amended and restated articles of association provide that the Sponsor, its respective affiliates, successors and assigns and their directors, managers, officers, members, partners, managing members, employees and/or agents (the “Sponsor Group”) have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Alpha Star, including to the extent that such members of the Sponsor Group serve as directors and/or officers of Alpha Star. To the fullest extent permitted by law, Alpha Star has renounced any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for the Sponsor Group, on the one hand, and Alpha Star, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by law, members of the Sponsor Group have no duty to communicate or offer any such corporate opportunity to Alpha Star and shall not be liable to Alpha Star or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer of Alpha Star solely by reason of the fact that such party pursues or acquires such corporate opportunity for himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to Alpha Star, unless such opportunity is expressly offered to such director or officer solely in their capacity as a director or officer of Alpha Star and the opportunity is one Alpha Star is permitted to complete on a reasonable basis.

Our amended and restated articles of association also renounce any interest or expectancy of Alpha Star in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both Alpha Star and a member of the Sponsor Group, about which a director and/or officer who is also a member of the Sponsor Group acquires knowledge. To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in our amended and restated articles to be a breach of duty to Alpha Star or its shareholders, Alpha Star has waived, to the fullest extent permitted by law, any and all claims and causes of action that Alpha Star may have for such activities.

Potential investors should also be aware of the following other potential conflicts of interest:

●	None of Alpha Star’s officers or directors is required to commit his or her full time to Alpha Star’s affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

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●	In the course of their other business activities, Alpha Star’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to Alpha Star as well as the other entities with which they are affiliated. Alpha Star’s management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●	The Sponsor does not have any redemption rights with respect to any Alpha Star Ordinary Shares held by it. If Alpha Star fails to complete its initial business combination by December 15, 2024, the proceeds of the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Alpha Star Public Shares, and the Private Placement Units and underlying securities will be worthless. With certain limited exceptions, 50% of the Founder Shares will not be transferable, assignable or saleable by Sponsor until the earlier of (i) six months after the date of the consummation of Alpha Star’s initial business combination or (ii) the date on which the closing price of Alpha Star’s ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after Alpha Star’s initial business combination, and the remaining 50% of the Founder Shares may not be transferred, assigned or sold until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the Private Placement Units and underlying securities will not be transferable, assignable or saleable by our Sponsor until 30 days after the completion of our initial business combination. Since our Sponsor and officers and directors may directly or indirectly own ordinary shares, rights and warrants following this offering, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

The conflicts described above may not be resolved in our favor.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities.

Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual(1)	Entity	Entity’s Business	Affiliation
Zhe Zhang	SIFT Capital	Investment Management	CEO

	Still Waters Green Technology Limited	Renewable Energy	CEO

Guojian Chen	Beijing ChinaReel Art Exchange Inc.	Media	Secretary of Board

	Venus Acquisition Corporation	Special Purpose Acquisition Company	Director

Xiaofeng Zhou	Hainan Genyuan Investment Corp.	Private Equity Investment	Managing Director

Patrick Swint	Roberts & Ryan Investments Inc.	Private Equity Investment	Board Advisor

	Knightsbridge Ventures	Investment Advisor	CEO

	Salsa Properties LLC	Real Estate Portfolio Management	CEO

Huei-Ching (Tina) Huang	AGC Capital Securities Pty Ltd	Financial Advisory	Director

*	Each of the entities listed in this table has priority and preference relative to our company with respect to the performance by each individual listed in this table of his obligations and the presentation by each such individual of business opportunities

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Accordingly, if any of the above officers or directors become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We do not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to complete our initial business combination, because the specific focuses of a majority of these entities differ from our focus and the type or size of the transaction that such companies would most likely consider are of a size and nature substantially different than what we are targeting.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.

In the event that we submit our initial business combination to our public shareholders for a vote, our Sponsor, officers and directors have agreed, pursuant to the terms of a letter agreement entered into with us, to vote any Founder Shares and Private Placement Shares held by them (and their permitted transferees will agree) and any public shares purchased during or after the offering in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of our (former and existing) officers and directors (“Indemnified Persons”) to the maximum extent permitted by law against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in or about the conduct of Alpha Star’s business or affairs or in the execution or discharge of the Indemnified Person’s duties, powers, authorities or discretions. This includes all costs, expenses, losses or liabilities incurred by the Indemnified Person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning Alpha Star or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. However, no Indemnified Person shall be indemnified in respect of any matter arising out of his own actual fraud, wilful default or wilful neglect. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive Compensation

No executive officer has received any cash compensation for services rendered to us.

No compensation or fees of any kind, including finder’s, consulting fees and other similar fees, will be paid to our founders, members of our management team or their respective affiliates, for services rendered prior to, or in order to effectuate the consummation of, our initial business combination (regardless of the type of transaction that it is). Following the consummation of the initial business combination, directors will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us.

After completion of our initial business combination, members of our management team who remain with us may be paid employment, consulting, management or other fees from PubCo with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. The amount of such compensation may not be known at the time of a shareholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in an Exchange Act filing such as Current Report on Form 8-K, as required by the SEC.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ALPHA STAR

In this section, references to “Alpha Star,” “the Company,” “we,” “us” and “our” refer to Alpha Star Acquisition Corporation. The following discussion and analysis of Alpha Star’s financial condition and results of operations should be read in conjunction with Alpha Star’s financial statements and the notes there to contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Market, Industry and Other Data.” Alpha Star’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated in the Cayman Islands on March 11, 2021, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses. We intend to effectuate our Business Combination using cash derived from the proceeds of the Initial Public Offering and the sale of the Private Units, our shares, debt or a combination of cash, shares and debt.

We expect to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete the Business Combination will be successful.

Our Sponsor is A-Star Management Corporation, a British Virgin Islands incorporated company.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through September 30, 2024, were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and identifying a target company for a business combination after the Initial Public Offering. We do not expect to generate any operating revenues until after the completion of our initial business combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the Initial Public Offering. We will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a business combination.

For the three months ended September 30, 2024 and 2023, we had a net (loss) income of $(139,268) and $1,232,740 which consisted of formation and operational costs of $459,346 and $104,592, off set by interest income on marketable securities held in the Trust Account of $278,247 and $916,726, unrealized interest income on marketable securities held in the Trust Account of $41,831 and $420,606, respectively.

For the nine months ended September 30, 2024 and 2023, we had a net income of $1,322,882 and $3,718,369 which consisted of formation and operational costs of $808,801 and $316,908, off set by interest income on marketable securities held in the Trust Account of $2,089,852 and $3,614,671, unrealized interest income on marketable securities held in the Trust Account of $41,831 and $420,606, respectively.

For the years ended December 31, 2023 and 2022, we had a net income of $4,924,098 and $1,107,130 which consisted of formation and operational costs of $435,287 and $587,614, off set by interest income on marketable securities held in the trust account of $4,911,035 and $1,312,585, other income of $350 and $5, and unrealized gain on marketable securities held in trust account of $448,000 and $382,154, respectively.

The formation and operational costs mainly consisted with administrative expenses to the Sponsor and professional expenses. The other income and unrealized gain on marketable securities are consist with mainly tax-exempt interest income.

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Going Concern

The accompanying financial statements were prepared assuming that we will continue as a going concern. We have an accumulated deficit of $10,403,528 and a working capital deficit of $638,117 as of September 30, 2024 (excluding $10,962,587 of marketable securities held in the Trust Account and the liability for deferred underwriting commissions of $2,875,000), which raises substantial doubt about our ability to continue as a going concern.

In order to complete a Business Combination, we will need to raise additional capital through loans or additional investments from Sponsor, shareholders, officers, directors, or third parties. Further, we believe we will need to raise additional funds in order to meet the expenditures required for operating our business until we consummate our initial Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon completion of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Our officers, directors and Sponsor may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet our working capital needs. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern if a business combination is not consummated.

Liquidity and Capital Resources

On December 15, 2021, we consummated the Initial Public Offering of 11,500,000 Units, generating gross proceeds of $115,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 330,000 Private Units to the Sponsor at a price of $10.00 per Private Unit generating gross proceeds of $3,300,000.

Following the Initial Public Offering and the sale of the Private Units, a total of $115,000,000 was placed in the Trust Account. We incurred $5,669,696 in transaction costs, including $2,300,000 of underwriting fees, $2,875,000 of deferred underwriting fees and $494,696 of other offering costs.

For the nine months ended September 30, 2024, net cash provided by operating activities was $82,524. Net income of $1,322,882 consisted of formation and operating costs $808,801, offset by interest earned on marketable securities held in trust of and $2,089,852 and unrealized interest earned on marketable securities held in trust of and $41,831. Net cash used in financing activities was $92,857,282, consisting of $93,382,282 for the redemption of public shares offset by the proceed of sponsor promissory note $525,000. Net cash provided by investing activities was $92,774,758, consisting of $525,000 extension contributions deposited into the marketable security held in trust account and offset by $93,299,758 cash withdrawn from trust account to redeem public shares.

For the nine months ended September 30, 2023, net cash used in operating activities was $126,796. Net income of $3,718,369 consisted of formation and operating costs $316,908, offset by interest earned on marketable securities held in trust of $3,614,671 and unrealized interest earned on marketable securities held in trust of $420,606. Net cash provided by investing activities was $22,896,037, consisting of $3,206,347 extension contributions deposited into the marketable security held in trust account, offset by $7,500 operating expense paid out of the Trust Account and $26,094,884 cash withdrawn from the Trust Account to redeem public shares. Net cash used in financing activities was $22,778,603 which consisted of $3,316,281 from the proceeds of the sponsor promissory note, offset by $26,094,884 redemption of public shares.

For the years ended December 31, 2023, net cash (used in) operating activities was $(235,925), which mainly consist of net income of $4,924,098 adjusted by increase of interest earned in investments of $(5,359,035) and increase in prepaid expense $(12,500), and decrease in due to related party of $190,963. Net cash provided by investing activities was $21,997,189, which mainly consist of $26,094,884 sales of investment in the marketable securities held in Trust Account in purpose to repay the redemption and net off with $(4,112,695) monthly extension fund deposited. Net cash (used in) financing activities is $(21,872,255) which mainly consist of $(26,094,884) cash withdrawn from the Trust Account to redeem public shares and net off with $4,222,629 drawdown from promissory note.

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As of September 30, 2024, and December 31, 2023, we had marketable securities held in the Trust Account of $10,962,587 and $101,590,662, respectively. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, excluding deferred underwriting commissions, to complete our Business Combination. We may withdraw interest from the Trust Account to pay taxes, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2024, and December 31, 2023, we had cash of nil held outside of the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

Results of Operations, Going Concern and Liquidity of PubCo

On September 4, 2024, Xdata Group (“PubCo”) was incorporated as a Cayman Islands exempted company and the wholly owned subsidiary of Alpha Star in accordance to the Business Combination Agreement. For the period from September 4 (inception) to September 30, 2024, PubCo incurred operating expenses of $6,441, which by arrangement was assumed by a third party target company (see below).

At September 30, 2024, PubCo had nil in cash and a working capital deficit of $6,440. PubCo has no revenues and its business is dependent on the completion of the Business Combination. There is no assurance that the Business Combination will be successful. These conditions raise substantial doubt about PubCo’s ability to continue as a going concern within one year after the date that the financial statements are issued.

On September 21, 2024, Alpha Star, PubCo and XDATA entered into an Expense Settlement Agreement, pursuant to which,XDATA agreed to bear and cover the cost in relation to Pubco’s business operating cost starting from September 1, 2024. PubCo and Alpha Star agreed that XDATA will assume financial responsibility for such expenses as detailed in expense reports or invoices provided by third parties or directly incurred by PubCo. As a result of the Expense Settlement Agreement, Alpha Star recognized an other income against the liabilities that it would otherwise assume for PubCo during the period from September 4, 2024 (inception) to September 30, 2024, which was offset with PubCo’s expenses. As of September 30, 2024, PubCo received invoices amounting to $13,341 which was subsequently paid by XDATA.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2024. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $10,000 for certain general and administrative services, including office space, utilities and administrative services, provided to Alpha Star. We began incurring these fees on December 15, 2021, and will continue to incur these fees monthly until the earlier of the completion of a business combination or Alpha Star’s liquidation.

The underwriters are entitled to a deferred fee of two and one-half percent (2.5%) of the gross proceeds of the Initial Public Offering, or $2,875,000. The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. PubCo has no critical accounting policies or accounting estimates, and for Alpha Star, we have identified the following critical accounting policies:

Warrants

Alpha Star accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

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Ordinary Shares Subject to Possible Redemption

We account for our ordinary shares subject to possible conversion in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as commitments and contingencies, outside of the shareholders’ equity section of our balance sheets.

We recognize changes in redemption value immediately as they occur and adjust the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit if additional paid in capital equals to zero.

Net Income (Loss) Per Ordinary Share

We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, we first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. We then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders.

The calculation of diluted net income (loss) per ordinary shares and related weighted average of the ordinary shares does not consider the effect of the warrants and rights issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants and rights are contingent upon the occurrence of future events. The warrants are exercisable to purchase 5,915,000 shares of ordinary shares in the aggregate, and the rights are exercisable to convert 1,690,000 shares of ordinary shares in the aggregate. As of December 31, 2023, we did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of us other than above. As a result, diluted net income (loss) per ordinary shares is the same as basic net income (loss) per ordinary shares for the periods presented.

Offering Costs Associated with the Initial Public Offering

We comply with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consisted of principally of professional and registration fees incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the Rights were charged to the shareholders’ equity. Offering costs allocated to the ordinary shares were charged against the carrying value of ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our interim condensed financial statements.

JOBS Act

Alpha Star is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Alpha Star has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Alpha Star, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Alpha Star’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures about Market Risk

As of September 30, 2024, we were not subject to any market or interest rate risk. Following the consummation of our IPO, the net proceeds of our IPO, including amounts in the Trust Account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 185 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Control and Procedure

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our current chief executive officer and chief financial officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of September 30, 2024, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, as of September 30, 2024, our disclosure controls and procedures were not effective.

We have identified a material weakness in our internal control over financial reporting as of December 31, 2023, relating to ineffective review and approval procedures over journal entries and financial statement preparation which resulted in errors not being timely identified in previously issued financial statements, such as the misclassification of the trust account balance and deferred underwriting commissions payable as current assets and current liabilities instead of non-current assets and non-current liabilities, respectively. We concluded that the failure to timely identify such accounting errors constituted a material weakness as defined in the SEC regulations. As such, management determined that our disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Exchange Act) were not effective as of September 30, 2024.

We have also identified a material weakness in our internal control over financial reporting of PubCo as of September 30, 2024, relating to an in effective review and approval procedures for journal entries and financial statements preparation which resulted in misstatements not being timely identified in the financial statements.

To respond to this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance our system of evaluating and implementing the complex accounting standards that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects, or that any additional material weaknesses or of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Changes in Internal Control Over Financial Reporting

During the most recently completed fiscal quarter, September 30, 2024, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

155

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Alpha Star and XDATA adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of June 30, 2024, gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the six months ended June 30, 2024 and for the year ended December 31, 2023, give pro forma effect to the Business Combination as if it had occurred on January 1, 2023. The unaudited pro forma combined financial statements also considered pro forma effect of PubCo. Activities of PubCo are not material. This information should be read together with XDATA’s and Alpha Star’s respective audited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XDATA,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alpha Star” and other financial information included elsewhere in this registration statement.

The unaudited pro forma combined balance sheet as of June 30, 2024, has been prepared using the following:

●	XDATA’s unaudited balance sheet as of June 30, 2024, as included elsewhere in this registration statement; and

●	Alpha Star’s unaudited balance sheet as of June 30, 2024 and the related notes as included in its June 30 Form 10-Q;

The unaudited pro forma combined statement of operations for the six months ended June 30, 2024, has been prepared using the following:

●	XDATA’s unaudited statement of comprehensive income for the six months ended June 30, 2024 as included elsewhere in this registration statement; and

●	Alpha Star’s unaudited statements of operations for the six months ended June 30, 2024 and the related notes as included in its June 30 Form 10-Q.

The unaudited pro forma combined statement of operations for the year ended December 31, 2023, has been prepared using the following:

●	XDATA’s audited statement of comprehensive income for the year ended December 31, 2023, as included elsewhere in this registration statement; and

●	Alpha Star’s audited statements of operations for the year ended December 31, 2023, as included elsewhere in this registration statement.

Description of the Transactions

On September 12, 2024, Alpha Star entered into a Business Combination Agreement with XDATA and Roman Eloshvili, the sole shareholder of XDATA. The Business Combination Agreement provides for (i) Alpha Star will incorporate PubCo in accordance with the Companies Act (Revised) of the Cayman Islands, (ii) the Reincorporation Merger, with PubCo surviving the Reincorporation Merger, and (iii) the Share Exchange, resulting in XDATA being a wholly owned subsidiary of PubCo. Following the Business Combination, PubCo will be a publicly traded company. On September 23, 2024, PubCo became a party to the Business Combination Agreement by entering into a joinder agreement with Alpha Star, XDATA, and Roman Eloshvili.

For more information about the Business Combination, please see the section entitled “Proposal 1 — The Business Combination Proposal.” A copy of the Business Combination Agreement is attached to this registration statement as Annex A.

156

Accounting Treatment for the Transactions

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Alpha Star is treated as the “acquired” company, while XDATA is treated as the accounting acquirer for financial reporting purposes. This determination was primarily based on the holders of XDATA expecting to have a majority of the voting power of the post-combination company, XDATA’s senior management comprising all of the senior management of the post-combination company, the relative size of XDATA compared to Alpha Star, and XDATA’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of XDATA issuing shares for the net assets of Alpha Star, accompanied by a recapitalization. The net assets of Alpha Star will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of XDATA.

XDATA has been designated as the accounting acquirer and has a fiscal year end of December 31. Upon the closing of business combination, the surviving public entity will continue to December 31 as its fiscal year end.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. XDATA and Alpha Star have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of Alpha Star Ordinary Shares:

●	Scenario 1 — Assuming actual redemptions for cash: This presentation reflects the actual redemption of 8,160,504 Alpha Star’s redeemable shares for the period from January 1, 2024 through July 12, 2024 for an aggregate redemption payment of $93.4 million and assumes that no other Alpha Star shareholders exercise redemption rights all Alpha Star’s ordinary shares previously subject to possible redemption amounting to $10.9 million would be transferred to permanent equity. The settlement of the deferred underwriter payment of 2.5% of the gross proceeds of the Initial Public Offering of Alpha Star’s ordinary shares or $2,875,000.

●	Scenario 2 — Assuming maximum redemptions of 902,999 ordinary shares for cash: This presentation reflects the actual redemption of 8,160,504 Alpha Star’s ordinary shares for the period from January 1, 2024 through July 12, 2024 for an aggregate redemption payment of $93.4 million and assumes that the maximum number of ordinary shares are redeemed for cash by the Alpha Star shareholders, $10.9 million would be paid out in cash. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are 18,000,000 PubCo Ordinary Shares to be issued to XDATA shareholders under Scenarios 1 and 2.

157

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

PRO FORMA COMBINED BALANCE SHEET

AS OF JUNE 30, 2024

			Scenario 1			Scenario 2
	As of June 30,		Assuming Actual Redemption			Assuming Maximum Redemption
	2024		Pro		Pro	Pro		Pro
	Alpha Star	XDATA	Forma		Forma	Forma		Forma
	a	b	Adjustments		Combined	Adjustments		Combined
Assets
Current assets
Cash and cash equivalents	$-	$405,944	10,942,563	A	$6,529,587	10,942,563	A	$-
			(1,838,920)	B		(1,838,920)	B
			(2,875,000)	C		(2,875,000)	C
			(105,000)	I		(10,942,563)	D
						(105,000)	I
						4,000,000	L
						412,976	N
Accounts receivable	-	3,806,165			3,806,165			3,806,165
Advance to suppliers	-	1,545			1,545			1,545
Prepayments and other current assets	48,750	44,986			93,736			93,736
Total current assets	48,750	4,258,640	6,123,643		10,431,033	(405,944)		3,901,446

Non-current assets
Marketable securities held in trust account	66,716,630	-	(10,942,563)	A	-	(10,942,563)	A	-
			105,000	F		105,000	F
			320,078	G		320,078	G
			(56,199,145)	H		(56,199,145)	H
Property, equipment and software, net	-	256,932			256,932			256,932
Intangible assets, net	-	13,386			13,386			13,386
Amount due from related parties		27,771			27,771			27,771
Loan receivable		642,508			642,508			642,508
Total non-current assets	66,716,630	940,597	(66,716,630)		940,597	(66,716,630)		940,597
Total assets	66,765,380	5,199,237	(60,592,987)		11,371,630	(67,122,574)		4,842,043

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	-	199,405			199,405	412,976	N	612,381
Accrued expenses and other current liabilities	315,136	384,344	(315,136)	B	384,344	(315,136)	B	384,344
Convertible debt - current portion	-	196,268	-		196,268	-		196,268
Short-term debts	-	1,199,349			1,199,349			1,199,349
Due to Sponsor	511,130	-	235,140	E	-	235,140	E	-
			(746,270)	I		(746,270)	I
Promissory notes - Sponsor	6,245,961	-	105,000	F	-	105,000	F	-
			(6,350,961)	I		(6,350,961)	I
Total current liabilities	7,072,227	1,979,366	(7,072,227)		1,979,366	(6,659,251)		2,392,342

Non-current liabilities
Deferred underwriting commissions	2,875,000	-	(2,875,000)	C	-	(2,875,000)	C	-
Long-term debts		53,544			53,544	4,000,000	L	4,053,544
Total non-current liabilities	2,875,000	53,544	(2,875,000)		53,544	1,125,000		4,053,544
Total Liabilities	9,947,227	2,032,910	(9,947,227)		2,032,910	(5,534,251)		6,445,886

Ordinary shares subject to possible redemption	66,654,130	-	(10,880,063)	D	-	(10,880,063)	D	-
			105,000	F		105,000	F
			320,078	G		320,078	G
			(56,199,145)	H		(56,199,145)	H
Shareholders’ equity (deficit)
Ordinary shares	3,205	2,768	(2,625)	D	2,380	(2,716)	D	2,289
			(968)	M		(968)	M
Additional paid-in capital	-	-	(555,964)	B	6,536,623	(59,784)	D	-
			10,882,688	D		6,992,231	I
			6,992,231	I		(10,782,332)	M
			(10,782,332)	M		3,849,885	N
Retained earnings (accumulated deficit)	(9,839,182)	3,187,764	(967,820)	B	2,823,923	(1,523,784)	B	(1,581,927)
			(235,140)	E		(235,140)	E
			(105,000)	F		(105,000)	F
			10,783,300	M		10,783,300	M
						(3,849,885)	N
Accumulated other comprehensive income	-	(24,205)			(24,205)			(24,205)
Total stockholders’ equity (deficit)	(9,835,977)	3,166,327	16,008,370		9,338,720	5,065,807		(1,603,843)
Total Liabilities and Stockholders’ Equity (Deficit)	$66,765,380	$5,199,237	(60,592,987)		$11,371,630	(67,122,574)		$4,842,043

(a)	Derived from unaudited balance sheet of Alpha Star as of June 30, 2024, as part of its unaudited financial statements for the six months ended June 30, 2024.

(b)	Derived from unaudited balance sheet of XDATA as of June 30, 2024, as part of its unaudited financial statements for the six months ended June 30, 2024.

158

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

			Scenario 1			Scenario 2
			Assuming Actual Redemption			Assuming Maximum Redemption
	As of June 30,		Pro		Pro	Pro		Pro
	2024		Forma		Forma	Forma		Forma
	Alpha Star	XDATA	Adjustments		Combined	Adjustments		Combined
	c	d

Net Revenues	$-	$3,048,054			$3,048,054			$3,048,054
Cost of revenues	-	(817,986)			(817,986)			(817,986)
Gross profit	-	2,230,068			2,230,068			2,230,068

Operating expenses
Selling and marketing expenses	-	(2,596)			(2,596)			(2,596)
General and administrative	-	(610,775)			(610,775)			(610,775)
Formation and operational costs	(349,455)		60,000	K	(333,296)	60,000	K	(333,296)
			(43,841)	O		(43,841)	O
Research and development expenses	-	(445,358)			(445,358)			(445,358)
Total operating expenses	(349,455)	(1,058,729)	16,159		(1,392,025)	16,159		(1,392,025)

Income (loss) from operations	(349,455)	1,171,339	16,159		838,043	16,159		838,043

Interest earned on marketable securities held in Trust Account	1,530,117	-	(1,530,117)	J	-	(1,530,117)	J	-

Unrealized gain on marketable securities held in Trust Account	281,488	-	(281,488)	J	-	(281,488)	J	-
Interest expense	-	(28,900)			(28,900)			(28,900)
Interest income	-	52			52			52

Others, net	-	(14,452)			(14,452)			(14,452)
Total other income, net	1,811,605	(43,300)	(1,811,605)		(43,300)	(1,811,605)		(43,300)

Income Before Income Taxes	1,462,150	1,128,039	(1,795,446)		794,743	(1,795,446)		794,743

Income tax benefits (expenses)	-	-	-		-			-
Net Income	1,462,150	1,128,039	(1,795,446)		794,743	(1,795,446)		794,743

Weighted average number of ordinary share outstanding
Basic and Diluted	3,205,000	1			23,797,998			22,894,999

Earnings (loss) per share
Basic and Diluted	$(0.08)	$1,128,039			$0.03			$0.03

(c)	Derived from unaudited statement of operations of Alpha Star for the six months ended June 30, 2024, as part of its unaudited financial statements for the six months ended June 30, 2024.

(d)	Derived from unaudited statement of comprehensive income of XDATA for the six months ended June 30, 2024, as part of its unaudited financial statements for the six months ended June 30, 2024.

159

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

			Scenario 1			Scenario 2
			Assuming Actual Redemption			Assuming Maximum Redemption
	As of December 31,		Pro		Pro	Pro		Pro
	2023		Forma		Forma	Forma		Forma
	Alpha Star	XDATA	Adjustments		Combined	Adjustments		Combined
	e	f

Net Revenues	$-	$3,526,448			$3,526,448			$3,526,448
Cost of revenues	-	(924,114)			(924,114)			(924,114)
Gross profit	-	2,602,334			2,602,334			2,602,334

Operating expenses
Selling and marketing expenses	-	(2,053)			(2,053)			(2,053)
General and administrative	-	(309,986)			(309,986)			(309,986)
Formation and operational costs	(435,287)		120,000	K	(359,128)	120,000	K	(359,128)
			(43,841)	O		(43,841)	O
Research and development expenses	-	(248,469)			(248,469)			(248,469)
Total operating expenses	(435,287)	(560,508)	76,159		(919,636)	76,159		(919,636)

Income (loss) from operations	(435,287)	2,041,826	76,159		1,682,698	76,159		1,682,698

Interest earned on marketable securities held in Trust Account	4,911,035	-	(4,911,035)	J	-	(4,911,035)	J	-

Unrealized gain on marketable securities held in Trust Account	448,000	-	(448,000)	J	-	(448,000)	J	-
Other income (expense)	350				350			350
Interest expense	-	(11,671)			(11,671)			(11,671)
Others, net		(10,251)			(10,251)			(10,251)
Total other income, net	5,359,385	(21,922)	(5,359,035)		(21,572)	(5,359,035)		(21,572)

Income Before Income Taxes	4,924,098	2,019,904	(5,282,876)		1,661,126	(5,282,876)		1,661,126

Income tax benefits (expenses)	-	(4,056)			(4,056)			(4,056)
Net Income	4,924,098	2,015,848	(5,282,876)		1,657,070	(5,282,876)		1,657,070

Weighted average number of ordinary share outstanding
Basic and Diluted	3,205,000	1			23,797,998			22,894,999

Earnings (loss) per share
Basic and Diluted	$(0.33)	$2,015,848			$0.07			$0.07

(e)	Derived from audited statement of operations of Alpha Star for the year ended December 31, 2023, as part of its audited financial statements for the years ended December 31, 2023 and 2022.

(f)	Derived from audited statement of comprehensive income of XDATA for the year ended December 31, 2023, as part of its audited financial statements for the year ended December 31, 2023 and for the period from April 1, 2022 (inception) through December 31, 2022.

See accompanying notes to the unaudited pro forma condensed combined financial information.

160

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of Presentation

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Alpha Star is treated as the “acquired” company, while XDATA is treated as the accounting acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of XDATA issuing shares for the net assets of Alpha Star, accompanied by a recapitalization. The net assets of Alpha Star will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of XDATA.

The unaudited pro forma combined balance sheet as of June 30, 2024, gives pro forma effect to the Business Combination and related transactions as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the six months ended June 30, 2024, give pro forma effect to the Business Combination and the related transactions as if it had occurred as of January 1, 2024. Alpha Star and XDATA have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	XDATA’s unaudited balance sheet as of June 30, 2024, as included elsewhere in this registration statement;

●	XDATA’s unaudited statement of comprehensive income for the six months ended June 30, 2024, as included elsewhere in this registration statement;

●	Alpha Star’s unaudited balance sheet as of June 30, 2024 and the related notes as included in the June 30 Form 10-Q;

●	Alpha Star’s unaudited statement of operations for the six months ended June 30, 2024 and the related notes as included in the June 30 Form 10-Q;

●	other information relating to XDATA and ALPHA STAR contained in this registration statement, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “Proposal 1 — The Business Combination Proposal” and “Proposal 2 — The Reincorporation Merger Proposal”; and

●	the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XDATA,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ALPHA STAR” and other financial information included elsewhere in this registration statement.

The management of each of Alpha Star and XDATA have made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this registration statement and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the Business Combination is reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to XDATA’s retained earnings and are assumed to be cash settled.

161

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). XDATA has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Alpha Star and XDATA have not had any historical relationship prior to the Business Combination. Accordingly, no transaction accounting adjustments were required to eliminate activities between the companies.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2024, are as follows:

(A)	Reflects the liquidation and reclassification of the funds held in the Trust Account to cash that becomes available following the Business Combination.
(B)	Represents preliminary estimated transaction costs expected to be incurred by Alpha Star, PubCo and XDATA of approximately $1.8 million for legal, accounting and other professional fees incurred as part of the Business Combination, of which $43,841 was incurred or expected to be incurred by PubCo.
(C)	Reflects the reduction and settlement of deferred underwriting commissions upon the closing of the Business Combination.
(D)	Reflects the Reincorporation Merger, and the reclassification to permanent equity or cash redemption of common stock subject to possible redemption.
(E)	Reflects the issuance of working capital loan by Sponsor for payments of operating expenses during the period from July 1, 2024 through September, 2024.
(F)	Reflects the issuance of promissory notes to the Sponsor and deposit of cash in the trust account to extend the amount of time to complete a business combination. $35,000 per month for three months of 2024.
(G)	Represents interest earned in the Trust Account from July to September 2024.
(H)	Reflects redemption actually occurred from July 1, 2024 through the date of this registration statement.
(I)	Represents the Sponsor’s waiver of its claims for Alpha Star’s promissory notes and the amount due to Sponsor. $105,000 extension contribution over the waived amount will be repaid by cash.
(L)	Reflects the drawdown of the credit line by XDATA under the full redemption scenario.
(M)	Reflects the share exchanges for the recapitalization of XDATA.
(N)	To reclassify negative additional paid-in capital to retained earnings (accumulated deficit), and reclassify negative cash balance to accounts payable.

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Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2024, are as follows:

(J)	Reflects the elimination of interest income generated from the investments held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2024.
(K)	Reflects the elimination of monthly administration fee of $10,000 paid to Sponsor after giving effect to the Business Combination as if it had occurred on January 1, 2024.
(O)	Reflects the formation and operation cost for PubCo.

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023, are as follows:

(J)	Reflects the elimination of interest income generated from the investments held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2023.
(K)	Reflects the elimination of monthly administration fee of $10,000 paid to Sponsor after giving effect to the Business Combination as if it had occurred on January 1, 2023.
(O)	Reflects the formation and operation cost for Pubco.

Earnings per share

Represents the earnings per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

	Scenario 1 Combined (Assuming Actual Redemptions Into Cash)		Scenario 2 Combined (Assuming Maximum Redemptions Into Cash)
	Year Ended December 31, 2023	Six months Ended June 30, 2024	Year Ended December 31, 2023	Six months Ended June 30, 2024
Pro forma net loss (US$ thousand)	$1,657,070	794,743	$1,657,070	794,743
Weighted average shares outstanding – basic	23,797,998	23,797,998	22,894,999	22,894,999
Weighted average shares outstanding – diluted	23,797,998	23,797,998	22,894,999	22,894,999
Net loss per share – basic	$0.07	0.03	$0.07	0.03
Net loss per share – diluted	$0.07	0.03	$0.07	0.03
Weighted average shares calculation, basic and diluted
Alpha Star public shares	902,999	902,999	-	-
Alpha Star private placement shares held by Sponsor	330,000	330,000	330,000	330,000
Alpha Star founder’s shares held by Sponsor	2,875,000	2,875,000	2,875,000	2,875,000
Alpha Star public rights shares	1,642,857	1,642,857	1,642,857	1,642,857
Alpha Star rights included in the Private Units	47,142	47,142	47,142	47,142
Post-Combination Company ordinary shares issued in the Business Combination to XDATA shareholders	18,000,000	18,000,000	18,000,000	18,000,000
Weighted average shares outstanding, basic and diluted	23,797,998	23,797,998	22,894,999	22,894,999
Percentage of Alpha Star public shares	3.79%	3.79%	-%	-%
Percentage of Alpha Star private placement shares held by Sponsor	1.39%	1.39%	1.44%	1.44%
Percentage of Alpha Star founder’s shares held by Sponsor	12.08%	12.08%	12.56%	12.56%
Percentage of Alpha Star public rights shares	6.90%	6.90%	7.18%	7.18%
Percentage of Alpha Star rights included in the Private Units	0.20%	0.20%	0.20%	0.21%
Percentage of Post-Combination Company ordinary shares issued in the Business Combination to XDATA shareholders	75.64%	75.64%	78.62%	78.61%
	100.00%	100.00%	100.00%	100.00%

For the six months ended June 30, 2024 and for the year ended December 31, 2023, the diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the combined entity’s net loss position. As 11,500,000 and 330,000 Alpha Star ordinary shares underlying the public and private warrants are deemed anti-dilutive, they are excluded from the calculation of earnings per shares under the above two scenarios.

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MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

Director Nominees and Executive Officers

The following table sets forth certain information relating to the executive officers and directors of PubCo immediately after the consummation of the Business Combination.

Name	Age	Position(s)

The following is a brief biography of each of executive officers, directors and director of PubCo upon the closing of business combination:

[          ]

Board of Directors

Effective as of the closing of the Business Combination, the Board of Directors of PubCo will consist of [five directors, three of whom shall be designated by XDATA with at least one of them qualifying as independent directors under Nasdaq rules, and two of whom shall be designated by Alpha Star with all of them qualifying as independent directors under Nasdaq rules]. A director is not required to hold any shares in PubCo to qualify as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest to the entire Board of Directors of PubCo. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo’s Board of Directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

Committees of PubCo’s Board of Directors

Upon the closing of the Business Combination, PubCo intends to establish an audit committee, a compensation committee and a nominating and corporate governance committee under its Board of Directors. PubCo also intends to adopt a charter for each of the three committees upon the closing of the Business Combination. Each committee’s members and functions are described below.

Audit Committee. PubCo’s audit committee will consist of [          ], chaired by [          ]. PubCo has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. PubCo has determined that [          ] qualifies as an “audit committee financial expert.” The audit committee oversees PubCo’s accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

●	establishing clear hiring policies for employees or former employees of the independent auditors;

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●	reviewing and recommending to PubCo’s Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent auditors at least annually;

●	obtaining a written report from PubCo’s independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with PubCo’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within PubCo’s quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing the adequacy and effectiveness of PubCo’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

●	monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

●	reporting periodically to PubCo’s Board of Directors; and

●	such other matters that are specifically delegated to PubCo’s audit committee by PubCo’s Board of Directors from time to time.

Compensation Committee. PubCo’s compensation committee will consist of [          ], chaired by [          ]. PubCo has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to PubCo’s directors and executive officers. PubCo’s co-chief executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and evaluating PubCo’s executive compensation and benefits policies generally;

●	reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

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●	reporting periodically to PubCo’s Board of Directors; and

●	such other matters that are specifically delegated to the compensation committee by PubCo’s Board of Directors from time to time.

Nominating and Corporate Governance Committee. PubCo’s nominating and corporate governance committee will consist of [          ], chaired by [          ]. PubCo has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become PubCo’s directors and in determining the composition of the Board of Directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to PubCo’s Board of Directors for election or re-election to PubCo’s Board of Directors, or for appointment to fill any vacancy or newly created directorships on PubCo’s Board of Directors;

●	reviewing periodically with PubCo’s Board of Directors the current composition of PubCo’s Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

●	recommending to PubCo’s Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	recommending to PubCo’s Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	periodically and reassessing the adequacy of the committee charter;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

●	overseeing and leading the self-evaluation of PubCo’s Board of Directors in its performance and effectiveness as a whole.

Duties and Functions of Directors

Under Cayman Islands law, PubCo’s directors owe fiduciary duties to PubCo, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in PubCo’s best interests. PubCo’s directors must also exercise their powers only for a proper purpose. PubCo’s directors also owe to PubCo a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with PubCo’s memorandum and articles of association, as amended and restated from time to time. PubCo has the right to seek damages if a duty owed by its directors is breached. The functions and powers of PubCo’s board of directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and distributions, (iii) appointing directors or officers and determining their terms of offices, and (iv) exercising the borrowing powers and mortgaging the property of PubCo.

Terms of Directors and Officers

PubCo’s officers are elected by and serve at the discretion of the PubCo’s board of directors. Each PubCo’s director is not subject to a term of office and holds office until such time as his successor takes office or, until their resignation, death, or incapacity or until his or her office is otherwise vacated in accordance with the PubCo’s memorandum and articles of association (as amended from time to time). A PubCo’s director will be removed from office automatically if, among other things, the PubCo’s director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (iii) resigns by notice in writing to PubCo; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of PubCo Amended and Restated Memorandum and Articles of Association.

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Code of Business Conduct and Ethics

PubCo will, prior to or concurrently with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt a Code of Business Conduct and Ethics applicable to its directors, officers and employees. PubCo seeks to conduct business ethically, honestly, and in compliance with applicable laws and regulations. PubCo’s Code of Business Conduct and Ethics sets out the principles designed to guide PubCo’s business practices with integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including PubCo’s directors and executive officers. PubCo expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in its code when providing goods and services to PubCo or acting on PubCo’s behalf.

Diversity and Inclusion Policy

PubCo will, prior to or concurrently with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt a Diversity and Inclusion Policy intended to achieve PubCo’s diversity goals through regular review and monitoring. As an international organization across different regions, PubCo is mindful of the different market practices that apply in the countries in which PubCo will operate and recognizes the importance of ethnic and cultural diversity in its management and workforce. PubCo recognizes that each individual is unique, and diversity encompasses many dimensions. As such, PubCo recognizes all types of diversity under the policy. The policy applies to all directors, officers, employees and extended workforce, including PubCo’s directors and executive officers.

Under the terms of the policy, the PubCo board of directors will be responsible for the following:

●	annually setting measurable objectives for achieving gender diversity in the composition of the board of directors, senior management and workforce and, where appropriate, other aspects of diversity including in respect of women in leadership, age diversity and cultural diversity. The board will assess annually PubCo’s progress in achieving such objectives;

●	ensuring the Diversity and Inclusion Policy is on PubCo’s website; and

●	reviewing the objectives set for the relevant reporting period and PubCo’s progress in achieving the objectives in its annual report.

Employment Agreements and Indemnification Agreements

Prior to or concurrently with the Closing, PubCo will enter into employment agreements with all executive officers also include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, XDATA paid an aggregate of US$[____] in cash to its directors and executive officers. XDATA currently does not have an incentive plan; prior or concurrently with the Closing, PubCo will adopt an incentive plan under which to grant awards to its directors and executive officers, see “— Incentive Plan.”

Incentive Plan

In order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of PubCo and to promote the success and enhance the value of PubCo, PubCo will, subject to shareholder approval, adopt the Share Incentive Plan upon the Closing of the Business Combination. A form of the Incentive Plan is included as Annex C to this proxy statement/prospectus.

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The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Incentive Plan initially will be equal to 20% of the outstanding PubCo Ordinary Shares as of the Closing (and after giving effect to all redemptions). As of the date of this proxy statement/prospectus, no award has been granted under the Incentive Plan.

The following paragraphs describe the principal terms of the Incentive Plan.

Types of awards. The Incentive Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by the PubCo board or any committee appointed thereof.

Plan administration. The Incentive Plan shall be administered by the PubCo’s board of directors or any committee appointed thereof, which determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement. Awards under the Incentive Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and PubCo’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. PubCo may grant awards to its directors, consultants, employees and related entities.

Vesting schedule. In general, the PubCo board determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by the PubCo board and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the Incentive Plan, such as transfers to PubCo or a subsidiary of its, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the PubCo board or its executive officer or director authorized by the PubCo board, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the PubCo board, pursuant to such conditions and procedures as the PubCo board may establish.

Termination and amendment. Unless terminated earlier, the Incentive Plan has a term of ten years. The PubCo board may terminate, amend or modify the Incentive Plan, subject to the limitations of applicable laws or stock exchange rules. However, no termination, amendment, or modification of the Incentive Plan may adversely affect in any material way any award previously granted pursuant to the Incentive Plan without the prior written consent of the participant.

Foreign Private Issuer Status

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

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BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE BUSINESS COMBINATION

The following table sets forth information regarding the beneficial ownership of Alpha Star Ordinary Shares as of [          ] by:

●	each person known by Alpha Star to be the beneficial owner of 5% or more of Alpha Star Ordinary Shares;

●	each of Alpha Star’s current officers and directors; and

●	all of Alpha Star’s current officers and directors, as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

The percentage of beneficial ownership of Alpha Star in the table below is calculated based on [          ] Alpha Star Ordinary Shares issued and outstanding as of [          ], 2024.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage of Outstanding Shares(3)
A-Star Management Corporation(2)	3,205,000	[ ]	%
Zhe Zhang(2)	3,205,000	[ ]	%
Guojian Chen(4)	-	-
Patrick Swint(4)	-	-
Xiaofeng Zhou(4)	-	-
Huei-Ching Huang(4)	-	-
All directors and officers as a group (5 individuals)	3,205,000	[ ]	%

5% or greater beneficial owners
Walleye Capital LLC(5)	358,731	[ ]	%
Mizuho Financial Group, Inc.(6)	1,027,250	[ ]	%

*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is 100 Church Street, 8th Floor, New York, NY 10007.

(2)	Represents 2,875,000 founder ordinary shares and 330,000 private placement ordinary shares held by A-Star Management Corporation, our Sponsor. Mr. Zhe Zhang, our Chairman and Chief Executive Officer, is the sole director of our Sponsor, having voting and dispositive power of the ordinary shares. The address for our Sponsor is Craigmuir Chambers, PO Box 71, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)	Based upon [ ] ordinary shares outstanding. Includes the 330,000 Private Placement Units (and the component parts) purchased by our Sponsor simultaneously with the consummation of our IPO.

(4)	Such individual does not beneficially own any of our ordinary shares. However, such individual has a pecuniary interest in our ordinary shares through his ownership of shares of our Sponsor.

(5)	Based on information contained in the Schedule 13G filed on November 13, 2024.

(6)	Based on information contained in the Schedule 13G filed on February 14, 2023.

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BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

The following tables sets forth information regarding the beneficial ownership of PubCo Ordinary Shares immediately after the consummation of the Business Combination by:

●	each person known to PubCo who will be the beneficial owner of more than 5% of any class of its shares immediately after the Business Combination;
●	each of its officers and directors; and
●	all of its officers and directors as a group.

Unless otherwise indicated, PubCo believes that all persons named in the table will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all PubCo’s securities beneficially owned by them.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, PubCo believes, based on the information furnished to it, that the persons and entities named in the table below will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All PubCo Ordinary Shares subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, the expected PubCo Ordinary Shares immediately following consummation of the Business Combination assumes two scenarios:

●	Assuming No Redemptions: This presentation assumes that no Alpha Star Public Shareholders exercise their redemption rights with respect to the Public Shares upon consummation of the Business Combination.
●	Assuming Maximum Redemptions: This presentation assumes that Alpha Star Public Shareholders holding 902,999 Public Shares will exercise their redemption rights for an aggregate payment of $[___] million from the Trust Account.

Both scenarios assume that (i) the Alpha Star shareholders do not exercise their dissenter rights, (ii) there is no exercise of the PubCo Warrants, (iii) none of the Initial Shareholders or XDATA shareholders purchase Alpha Star Ordinary Shares in the open market, and (vi) there are no other issuances of equity by Alpha Star prior to or in connection with the consummation of the Business Combination. Both scenarios assume that, at the Closing, 18,000,000 PubCo Ordinary Shares will be issued to XDATA shareholders.

Based on the foregoing assumptions, we estimate that there would be [_________] PubCo Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and [_________] PubCo Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in PubCo and the columns under “Assuming No Redemptions” and “Assuming Maximum Redemptions” in the table that follows will be different.

PubCo Post-Business Combination
	(Assuming No Redemptions by Alpha Star public shareholders in connection with the Business Combination)			(Assuming Maximum Redemptions by Alpha Star public shareholders in connection with the Business Combination)
Name and Address of Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares		Number of Ordinary Shares	% of Ordinary Shares
Directors and Executive Officers Post-Business Combination(1):
			%			%
			%			%
			%			%
			%			%
			%			%
			%			%
			%			%
All directors and executive officers of PubCo post-Business Combination as a group (seven persons)			%			%

Other 5% Shareholders Post-Business Combination:			%			%

*	Less than 1%.
(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o [____].

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Alpha Star’s Relationships and Related Party Transactions

Founder Shares

On March 11, 2021, Alpha Star issued one ordinary share to the Sponsor for no consideration. On April 6, 2021, Alpha Star cancelled the one share for no consideration and the Sponsor purchased 2,875,000 ordinary shares for an aggregate price of $25,000.

The 2,875,000 founder shares (for purposes hereof referred to as the “Founder Shares”) included an aggregate of up to 375,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor will collectively own 20% of Alpha Star’s issued and outstanding shares after the IPO of Alpha Star. On December 15, 2021, the underwriters exercised the over-allotment option in full, so there are no Founder Shares subject to forfeiture as of September 30, 2024, and December 31, 2023.

The Sponsor and each member of Alpha Star’s board of directors and/or management team (“Insider”) agrees that it, he or she shall not (a) Transfer 50% of their Founder Shares until the earlier of (A) six months after the consummation of Alpha Star’s initial Business Combination or (B) the date on which the closing price of the Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after Alpha Star’s initial Business Combination or (b) Transfer the remaining 50% of their Founder Shares until six months after the date of the consummation of Alpha Star’s initial Business Combination, or earlier in either case, if subsequent to Alpha Star’s initial Business Combination, Alpha Star completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Alpha Star’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property (the “Founder Shares Lock-up Period”).

Administrative Services Agreement

Alpha Star entered into an administrative services agreement, commencing on December 13, 2021, through the earlier of Alpha Star’s consummation of a Business Combination or its liquidation, to pay to the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to members of Alpha Star’s management team. For each of the nine months ended September 30, 2024, and 2023, Alpha Star incurred $90,000 in fees for these services, respectively. For each of the nine months ended September 30, 2024 and 2023, Alpha Star incurred $90,000 in fees for these services, respectively. For the year ended December 31, 2023, Alpha Star incurred $120,000 in fees for these services. As of September 30, 2024, and December 31, 2023, the balance of administrative service fees was $291,129 and $201,129, respectively, which remained unpaid and included in accrued expenses.

Promissory Note — Sponsor

In order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 ordinary shares, 150,000 rights and 150,000 warrants to purchase 75,000 shares if $1,500,000 of notes were so converted) at the option of the lender. The units would be identical to the placement units issued to the initial holder. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. The convertible loans from Sponsor balances were nil as of September 30, 2024 and December 31, 2023.

Alpha Star had issued the following promissory notes (collectively, the “Notes”):

On September 13, 2022, December 13, 2022, March 13, 2023, and September 20, 2023, Alpha Star issued four promissory notes in the principal amount of up to $1,000,000, $1,300,000, $2,500,000 and $2,500,000, respectively, to the Sponsor, pursuant to which the Sponsor shall loan to Alpha Star up to the related amount to pay the extension fee and transaction cost. The Notes are repayable in full upon the date of the consummation of Alpha Star’s initial business combination pursuant to the Notes and related amendments. The Notes have no conversion feature, no collateral and bear no interest.

During the nine months ended September 30, 2024, Alpha Star drew down $525,000 from the Promissory Notes to pay the extension contribution of $70,000 each month from January to June, and $35,000 each month from July to September, respectively. The full amounts were deposited into the Trust Account immediately.

On September 25, 2024, Alpha Star entered into an agreement with its Sponsor, pursuant to which the Sponsor agrees to waive the principal balance of the Notes with a total amount of $6,245,961.

After the waiver, the balance of the Notes was $35,000 and $5,755,961 as of September 30, 2024 and December 31, 2023, respectively. As of September 30, 2024, the remaining balance available under the Notes was $1,019,039.

Due to Sponsor

On August 26, 2024, Alpha Star enters into a loan agreement (the “Loan”) with Sponsor in the principal amount of $1,500,000, pursuant to which the Sponsor shall loan to Alpha Star up to the related amount to pay the operation and transaction cost. As of the effective date for the Loan, Alpha Star and Sponsor agreed the balance of due to Sponsor, which are amounts that Sponsor paid on behalf Alpha Star, shall be deemed as the principal received in respect of the Loan. The Loan are repayable in full upon the date of the consummation of Alpha Star’s initial business combination pursuant to the Loan. The Loan has no conversion feature, no collateral and bear no interest.

On September 25, 2024, Alpha Star entered into an agreement with its Sponsor, pursuant to which the Sponsor agrees to waive the principal balance of the Loan with a total amount of $746,270.

After the waiver, as of September 30, 2024 and December 31, 2023, Alpha Star had a balance of due to Sponsor of nil and $212,660, respectively, representing the amount of operating expenses paid by the Sponsor on behalf of Alpha Star.

As of September 30, 2024, the remaining balance available under the Loan was $761,231.

Incorporation of PubCo

On September 4, 2024, Xdata Group (“PubCo”) was incorporated as a Cayman Islands exempted company and the wholly owned subsidiary of Alpha Star in accordance to the Business Combination Agreement.

On September 21, 2024, Alpha Star, PubCo and XDATA entered into an Expense Settlement Agreement, pursuant to which, XDATA agreed to bear and cover the cost in relation to PubCo’s business operating cost starting from September 1, 2024. PubCo and Alpha Star agreed that XDATA will assume financial responsibility for such expenses as detailed in expense reports or invoices provided by third parties or directly incurred by PubCo. As a result of the Expense Settlement Agreement, Alpha Star recognized an other income against the liabilities Alpha Star would otherwise assume for PubCo during the period from September 4, 2024 (inception) to September 30, 2024, which was offset with PubCo’s expenses. As of September 30, 2024, PubCo received invoices amounting to $13,341 which was subsequently paid by XDATA.

XDATA’s Related Party Transactions

The table below sets forth major related parties of XDATA and their relationships with XDATA:

Entity or Individual Name	Relationship with XDATA
Roman Elosvili	Sole owner of XDATA and CEO of XDATA
Donat Husjainov	CPO of XDATA
Mikhail Dunaev	CIO of XDATA
Vladimir Lazarev	Head of Development of XDATA
Xdatapay OÜ	100% held by Roman Elosvili
Osaühing ESV Service	Controlled by Roman Elosvili
Tezara OÜ	Controlled by Roman Elosvili
Ü KARLENHOF	Controlled by Roman Elosvili
Osaühing Asparagos	Controlled by Roman Elosvili
Xdata am LLC	Controlled by Roman Elosvili
Xdata Spain LLC	Controlled by Roman Elosvili

During the year ended December 31, 2023, XDATA entered into the following related party transaction: Xdatapay OÜ provided project management service to XDATA for a project; the total service fee is approximately $12,436 (or €11,500).

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MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations generally applicable to (i) the exercise of redemption rights by U.S. Holders (as defined below) of Alpha Star Ordinary Shares, (ii)  the Reincorporation Merger to U.S. Holders of alpha Star Ordinary Shares and Alpha Star Warrants (collectively, the “Alpha Star Securities”), and (iii) the subsequent ownership and disposition of PubCo Ordinary Shares or PubCo Warrants (collectively, “PubCo Securities”). This discussion addresses only those Alpha Star Security holders that hold such securities as capital assets within the meaning of the U.S. Internal Revenue Code of 1986 (the “Code”) (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

●	Sponsor or Alpha Star’s officers or directors;
●	financial institutions or financial services entities;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market accounting rules;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies or real estate investment trusts;
●	expatriates or former long-term residents of the United States;
●	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of any class of our shares;
●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;
●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; and
●	persons whose functional currency is not the U.S. Dollar.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Business Combination or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds our securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of our securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Business Combination and an exercise of redemption rights to them.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

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As used herein, a “U.S. Holder” is a beneficial owner of Alpha Star Securities or PubCo Securities (as the case may be) who or that is, for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States,
●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,
●	an estate whose income is subject to U.S. federal income tax regardless of its source, or
●	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects to U.S. Holders of Exercising Redemption Rights

Subject to the PFIC rules discussed below, the U.S. federal income tax consequences to a U.S. Holder of ordinary shares that exercises its redemption rights to receive cash in exchange for all or a portion of its ordinary shares will depend on whether the redemption qualifies as a sale of such shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code, as well as on whether such holder has made a timely QEF Election or mark-to-market election (each as discussed below).

The redemption of ordinary shares will generally qualify as a sale of the ordinary shares that are redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. Under these tests, which are explained more fully below, it is expected that a redeeming U.S. Holder generally will be treated as selling its ordinary shares with the U.S. federal income tax consequences generally described below under “—Taxation on the Disposition of PubCo Securities.”

For purposes of such tests, a U.S. Holder takes into account not only ordinary shares actually owned by such U.S. Holder, but also ordinary shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to ordinary shares owned directly, ordinary shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any ordinary shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of the warrants.

The redemption of ordinary shares will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80% of the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Business Combination, the Alpha Star Ordinary Shares may not be treated as voting shares for this purpose, and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the ordinary shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the ordinary shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of ordinary shares owned by certain family members and such U.S. Holder does not constructively own any other ordinary shares. The redemption of ordinary shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in the respective entity. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to ordinary shares, and the tax effects will be as described for distributions on PubCo Ordinary Shares under “—Taxation of Dividends and Other Distributions on PubCo Ordinary Shares” below. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed ordinary shares will be added to the adjusted tax basis in such holder’s remaining ordinary shares. If there are no remaining ordinary shares, a U.S. Holder should consult its tax advisors as to the allocation of any remaining basis.

Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult with their tax advisors with respect to their reporting requirements.

ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS WITH RESPECT TO THEIR ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE REINCORPORATION MERGER.

Effects of the Business Combination to U.S. Holders

Effects of the Reincorporation Merger to U.S. Holders

The U.S. federal income tax consequences of the Business Combination will depend primarily upon whether the Reincorporation Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Reincorporation Merger, Alpha Star will merge with and into PubCo and its separate corporate existence shall cease. Immediately after the Reincorporation Merger, because Alpha Star is disregarded as separate from PubCo for U.S. federal income tax purposes, PubCo will, for U.S. federal income tax purposes, own the same assets and be subject to the same liabilities as Alpha Star immediately prior to the Reincorporation Merger, and will have the same shareholders as Alpha Star did immediately prior to the Reincorporation Merger.

All U.S. Holders considering exercising redemption rights with respect to their Alpha Star Ordinary Shares should consult with their tax advisors with respect to the potential tax consequences to them of the Reincorporation Merger and an exercise of redemption rights.

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Basis and Holding Period Considerations

Provided that the Reincorporation Merger qualifies as an F Reorganization: (i) the adjusted tax basis of a PubCo Ordinary Share received by a U.S. Holder in the Reincorporation Merger will equal the U.S. Holder’s tax basis in the Alpha Star Ordinary Share surrendered in exchange therefor, (ii) the adjusted tax basis of a PubCo Warrant received by a U.S. Holder in the Reincorporation Merger will equal the U.S. Holder’s tax basis in the Alpha Star Warrant surrendered in exchange therefor, and (iii) the holding period for a PubCo Security received by a U.S. Holder will include such U.S. Holder’s holding period for the Alpha Star Security surrendered in exchange therefor. However, it is unclear whether the redemption rights with respect to the Alpha Star Ordinary Shares may prevent the holding period of the PubCo Ordinary Shares from commencing prior to the termination of such rights.

U.S. Federal Income Tax Considerations of Owning PubCo Ordinary Shares

Taxation of Dividends and Other Distributions on PubCo Ordinary Shares

Subject to the PFIC rules discussed below, if PubCo makes a distribution of cash or other property to a U.S. Holder of PubCo Ordinary Shares, such distributions will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its PubCo Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such PubCo Ordinary Shares. Because PubCo does not expect to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid by PubCo will generally be reported as a dividend.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) PubCo Ordinary Shares are readily tradable on an established securities market in the United States or (ii) PubCo is eligible for the benefits of an applicable income tax treaty, in each case provided that PubCo is not treated as a PFIC in the taxable year in which the dividend was paid or in any previous year and certain holding period and other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to PubCo Ordinary Shares.

Taxation on the Disposition of PubCo Securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of PubCo Securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such securities.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. However, it is unclear whether the redemption rights with respect to the Alpha Star Ordinary Shares may prevent the holding period of the PubCo Ordinary Shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to various limitations.

Exercise, Lapse or Redemption of a PubCo Warrant

Subject to the PFIC rules discussed below and except as discussed below regarding a cashless exercise, a U.S. Holder will generally not recognize gain or loss upon the exercise of a PubCo Warrant. A PubCo Ordinary Share acquired pursuant to the exercise of a PubCo Warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the PubCo Warrant, increased by the amount paid to exercise the PubCo Warrant. It is unclear whether a U.S. Holder’s holding period for the PubCo Ordinary Share will commence on the date of exercise of the PubCo Warrant or the day following the date of exercise of the PubCo Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the PubCo Warrant. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under current U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. Alternatively, a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the PubCo Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the PubCo Warrants. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the PubCo Ordinary Shares received on exercise would be treated as commencing on the date of exercise of the PubCo Warrants or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the PubCo Ordinary Share received will include the holding period of the PubCo Warrant.

If a cashless exercise is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered PubCo Warrants with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. In this case, the U.S. Holders would recognize gain or loss in an amount equal to the difference between the fair market value of the PubCo Warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. A U.S. Holder’s tax basis in the PubCo Ordinary Shares received would equal the sum of the U.S. Holder’s initial investment in the PubCo Warrants exercised (i.e., the U.S. Holder’s purchase price for the PubCo Warrants (or the portion of such U.S. Holder’s purchase price for Units that is allocated to the PubCo Warrants)) and the exercise price of such PubCo Warrants. It is unclear whether a U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date of exercise of the PubCo Warrants or the day following the date of exercise of the PubCo Warrants.

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There can be no assurance which, if any, of the alternative tax characterizations and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of PubCo Warrants.

Subject to the PFIC rules described below, if PubCo redeems PubCo Warrants for cash pursuant to the redemption provisions of the PubCo Warrants or if PubCo purchases PubCo Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition of such PubCo Warrants by the U.S. Holder, taxed as described above under “—Taxation on the Disposition of PubCo Securities.”

Possible Constructive Distributions

The terms of each PubCo Warrant provide for an adjustment to the number of PubCo Ordinary Shares for which the PubCo Warrant may be exercised or to the exercise price of the warrant in certain events.

An adjustment that has the effect of preventing dilution is generally not taxable to U.S. Holders of PubCo Warrants. However, the U.S. Holders of PubCo Warrants would be treated as receiving a constructive distribution from PubCo if, for example, the adjustment increases such U.S. Holder’s proportionate interest in PubCo’s assets or earnings and profits (e.g., through an increase in the number of PubCo Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a PubCo Warrant) as a result of a distribution of cash or other property to the holders of PubCo Ordinary Shares that is taxable to the U.S. Holders of such PubCo Ordinary Shares as a distribution as described above under “—Taxation of Dividends and Other Distributions on PubCo Ordinary Shares.” Such a constructive distribution to the U.S. Holders of the PubCo Warrants would be subject to tax as described under that section in the same manner as if the U.S. Holders of the PubCo Warrants received a cash distribution from PubCo equal to the fair market value of such increased interest.

PFIC Considerations

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value (a “Look-Through Subsidiary”), is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including such foreign corporation’s pro rata share of the assets of any Look-Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

PFIC Status of Alpha Star and PubCo

Following the Reincorporation Merger, PubCo will be treated as the successor to Alpha Star for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC asset and income tests will be applied based on the assets and activities of the combined business. Based on the application of these rules to the taxable year that includes the Business Combination, the expected timing of the Business Combination, and the anticipated assets and income of PubCo, PubCo is expected to be a PFIC for the Current Taxable Year.

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In the absence of certain elections described below, an initial determination that PubCo is a PFIC for any taxable year in which a U.S. Holder holds PubCo Ordinary Shares will generally continue to apply to such U.S. Holder for subsequent years in which the holder continues to hold such shares, whether or not PubCo meets the test for PFIC status in those subsequent years. Similarly, because PubCo will be treated as the successor to Alpha Star for U.S. federal income tax purposes following the Reincorporation Merger, if Alpha Star was a PFIC during the holding period of a U.S. Holder, any new PubCo Ordinary Shares received in exchange for Alpha Star Ordinary Shares in the Reincorporation Merger (or on the exercise of PubCo Warrants exchanged for Alpha Star Warrants) may, in the absence of certain elections described below, be treated as stock of a PFIC, even if PubCo is not a PFIC for the Current Taxable Year or future taxable years. Because it is a blank check company with no active business, it is anticipated that Alpha Star was a PFIC for the taxable years ended on December 31, 2021, December 31, 2022, and December 31, 2023.

PubCo’s actual PFIC status for its Current Taxable Year or any future taxable year will not be determinable until after the end of such taxable year and such determination may depend in part on the value of any unbooked goodwill (which is generally determined in large part by reference to the market price of the PubCo Ordinary Shares from time to time, which could be volatile); accordingly, there can be no assurance regarding PubCo’s PFIC status for the Current Taxable Year or future years.

Application of the PFIC Rules to PubCo Ordinary Shares

If Alpha Star or PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder in PubCo Securities (or, for purposes of any redemption of Alpha Star Ordinary Shares, in a redeeming U.S. Holder’s holding period in such shares), then such holder will generally be subject to special rules (the “Default PFIC Regime”) unless, in the case of PubCo Ordinary Shares, the U.S. Holder made (i) a timely and effective QEF election for Alpha Star’s or PubCo’s (as the case may be) first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Alpha Star Ordinary Shares or PubCo Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), (ii) a QEF election along with a purging election, or (iii) a “mark-to-market” election, each as described below under “QEF Election, Mark-to-Market Election and Purging Election.” The Default PFIC Regime applies with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its Alpha Star or PubCo Securities; and
●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of PubCo Securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities).

Under the Default PFIC Regime:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its PubCo Securities (taking into account the relevant holding period of the Alpha Star Securities exchanged therefor);
●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Alpha Star was or PubCo is a PFIC, will be taxed as ordinary income;
●	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE EXCHANGE OR REDEMPTION OF ALPHA STAR SECURITIES OR PUBCO SECURITIES (AS APPLICABLE) OR ON THE OWNERSHIP OR DISPOSITION OF PUBCO SECURITIES, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

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QEF Election, Mark-to-Market Election and Purging Election

In general, if PubCo is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its PubCo Ordinary Shares (but not PubCo Warrants) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) for such holder’s First PFIC Holding Year. A U.S. Holder that makes a QEF Election will include in income its pro rata shares of PubCo’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which PubCo’s taxable year ends if PubCo is treated as a PFIC for that taxable year. A U.S. Holder generally can make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF Election rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF Election with respect to its PubCo Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such PubCo Warrants (other than upon exercise of such PubCo Warrants) and Alpha Star or PubCo was a PFIC at any time during the U.S. Holder’s holding period of such PubCo Warrants, any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. If a U.S. Holder that exercises such PubCo Warrants properly makes a QEF Election with respect to the newly acquired PubCo Ordinary Shares, the QEF Election will apply to the newly acquired PubCo Ordinary Shares (it is not clear how a previously made QEF Election that is in effect with respect to PubCo would apply to PubCo Ordinary Shares subsequently acquired on the exercise of such warrants). Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account current income inclusions resulting from the QEF Election, will generally continue to apply with respect to such newly acquired PubCo Ordinary Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the PubCo Warrants), unless the U.S. Holder makes a purging election (discussed below).

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances.

In order to comply with the requirements of a QEF Election with respect to PubCo Ordinary Shares, a U.S. Holder must receive a PFIC Annual Information Statement from PubCo. If PubCo determines that it is a PFIC for the Current Taxable Year, PubCo will endeavor to use commercially reasonable efforts to make available to U.S. Holders a PFIC Annual Information Statement with respect to the Current Taxable Year. However, there is no assurance that PubCo will have timely knowledge of its status as a PFIC in the future or that it will make available a PFIC Annual Information Statement. U.S. Holders should consult their tax advisors with respect to any QEF Election previously made with respect to Alpha Star Ordinary Shares.

If a U.S. Holder has made a QEF Election with respect to PubCo Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because the QEF Election was made in the U.S. Holder’s First PFIC Holding Year or a purging election (discussed below) was made), any gain recognized on the sale of PubCo Ordinary Shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders who make a QEF Election with respect to a PFIC are currently taxed on their pro rata shares of such PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a PFIC with respect to which a QEF Election has been made will be increased by amounts that are included in taxable income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF election has been made.

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As noted above, a determination that Alpha Star or PubCo is a PFIC for a taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which the holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC. A U.S. Holder who makes the QEF Election for such holder’s First PFIC Holding Year, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the qualified electing fund inclusion regime with respect to such shares for any taxable year of PubCo that ends within or with a taxable year of the U.S. Holder and in which PubCo is not a PFIC. However, if the QEF Election is not effective for each of PubCo’s taxable years in which

PubCo is a PFIC (and, if applicable, was not effective for each of Alpha Star’s taxable years in which Alpha Star was a PFIC) and the U.S. Holder holds (or is deemed to hold) new PubCo Ordinary Shares, the Default PFIC Regime discussed above will continue to apply to such shares unless the holder makes a purging election (discussed below), and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF Election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes (or has made) a valid mark-to-market election with respect to PubCo Ordinary Shares (or, if applicable, Alpha Star Ordinary Shares) for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its PubCo Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income for each year in its holding period that PubCo is treated as a PFIC the excess, if any, of the fair market value of its PubCo Ordinary Shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its PubCo Ordinary Shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the PubCo Ordinary Shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year. Currently, a mark-to-market election may not be made with respect to PubCo Warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to Alpha Star Ordinary Shares or PubCo Ordinary Shares under their particular circumstances.

PubCo Ordinary Shares treated as stock of a PFIC under the Default PFIC Regime (including PubCo Ordinary Shares received in exchange for Alpha Star Shares that were so treated at the time of the Business Combination) will continue to be treated as stock of a PFIC, including in taxable years in which PubCo ceases to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which Alpha Star or PubCo, as applicable, is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s PubCo Ordinary Shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.

If PubCo is a PFIC and, at any time, has equity interest in any foreign entity that is classified as a PFIC, U.S. Holders would generally be deemed to own a proportionate amount (by value) of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if PubCo receives a distribution from, or disposes of all or part of PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions. A mark-to-market election generally would not technically be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

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A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621(whether or not a QEF or market-to-market election is made) with such U.S.

Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs and the elections described above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of PubCo Securities should consult their own tax advisors concerning the application of the PFIC rules to PubCo Securities under their particular circumstances.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of PubCo Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of PubCo Ordinary Shares effected within the United States (and, in certain cases, outside the United States), other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a Non-U.S. Holder will generally be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished by such Non-U.S. Holder to the IRS in a timely manner.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including PubCo Securities) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which PubCo Securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, PubCo Securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of PubCo Ordinary Shares. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including PubCo Securities), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in PubCo Securities.

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Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in PubCo Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of PubCo Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of PubCo Ordinary Shares, as the case may be, nor will gains derived from the disposal of PubCo Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of PubCo Securities or on an instrument of transfer in respect of a PubCo Security save that certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

PubCo has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained undertakings from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Act Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (as amended) of the Cayman Islands the following undertaking is hereby given to PubCo:

(a)	That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to PubCo or its operations; and
(b)	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

(i)	on or in respect of the shares debentures or other obligations of PubCo; or
(ii)	by way of the withholding in whole or part of any relevant payment as defined in the Tax Concessions Act.

These concessions shall be for a period of THIRTY years from the 17th day of April 2023.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to PubCo levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

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SHARES ELIGIBLE FOR FUTURE SALE

All of the PubCo Ordinary Shares issued to the Alpha Star shareholders in connection with the Business Combination will be freely transferable by persons unless they are subject to lock-up restrictions or transfer restrictions under the Securities Act. Sales of substantial amounts of the PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Ordinary Shares. PubCo has applied for listing of the PubCo Ordinary Shares on Nasdaq, but there can be no assurance that a regular trading market will develop in the PubCo Ordinary Shares.

Lock-Up Agreements

At the closing of the Business Combination, PubCo and the Sponsor will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor, among other things, agreed not to transfer any PubCo Ordinary Shares held by it immediately after the consummation of the Business Combination during the applicable lock-up period, subject to customary exceptions. The lock-up period applicable to the Sponsor Locked-Up Shares will be (i) with respect to 100% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Private Placement Shares (as defined in the Sponsor Lock-Up Agreement), thirty (30) days from and after the Closing Date, (ii) with respect to 50% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Founder Shares (as defined in the Sponsor Lock-Up Agreement), until the earlier of (A) six (6) months from and after the Closing Date or (B) the date on which the closing Company Per Share Trading Price equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30)-Trading Day period commencing after the Closing Date, and (iii) with respect to the remaining 50% of the PubCo Ordinary Shares held, issuable or acquirable in respect of any Locked-Up Founder Shares until six (6) months from and after the Closing Date, or earlier in either case of (ii) and (iii) above, if subsequent to PubCo’s initial Business Combination it completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. As soon as practicable after the formation of PubCo, PubCo, Alpha Star and certain XDATA shareholders will enter into the XDATA Shareholder Lock-Up and Support Agreement, pursuant to which certain XDATA shareholders agreed to, not to transfer any PubCo Ordinary Shares held by such XDATA shareholder immediately after the consummation of the Business Combination. The lock-up period applicable to the XDATA Shareholder Locked-Up Shares will be (i) with respect to 50% of the XDATA Shareholder Locked-Up Shares, until the earlier of (A) six (6) months from and after the Closing Date or (B) the date on which the closing Company Per Share Trading Price equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30)-Trading Day period commencing after the Closing Date, and (ii) with respect to the remaining 50% of the XDATA Shareholder Locked-Up Shares, until six (6) months from and after the Closing Date, or earlier in either case, if subsequent to PubCo’s initial Business Combination it completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of XDATA’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

Registration Rights Agreement

At the closing of the Business Combination, PubCo, Sponsor and certain shareholders of PubCo, as applicable, will enter into the A&R Registration Rights Agreement with respect to certain shares, units, private units (and the private shares, private warrants and private rights included therein), pursuant to which PubCo will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and the Sponsor and certain shareholders of PubCo will be granted customary demand and piggyback registration rights. PubCo will agree to pay certain fees and expenses relating to registrations under the A&R Registration Rights Agreement.

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Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted PubCo Ordinary Shares or PubCo Warrants for at least six months would be entitled to sell their securities; provided that (i) such person is not deemed to have been one of PubCo’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) PubCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted PubCo Ordinary Shares or PubCo Warrants for at least six months but who are PubCo’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	one percent of the total number of PubCo Ordinary Shares then issued and outstanding; or

●	the average weekly reported trading volume of the PubCo Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by PubCo’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about PubCo.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

●	at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after consummation of the Business Combination, reflecting its status as an entity that is not a shell company.

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DESCRIPTION OF PUBCO SECURITIES

In this section, unless the context otherwise requires, the terms “we,” “our,” “our company” and “us” refer to PubCo following the Business Combination.

A summary of the description of PubCo’s share capital and material provisions of the PubCo Articles immediately following the consummation of the Business Combination is described below. This summary is not complete and should be read together with the PubCo Articles, a copy of which is appended to this proxy statement/prospectus as Annex B (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

PubCo is a Cayman Islands exempted company with limited liability and immediately following consummation of the Business Combination its affairs will be governed by the PubCo Articles, as amended from time to time, the Cayman Companies Act, and the common law of the Cayman Islands.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

As of the date of this prospectus, our authorized share capital is [          ] divided into [          ] ordinary shares of par value [          ] each. As of the date of this prospectus, there are [          ] ordinary shares issued and outstanding. Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

●	the directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of us and that such dividends may lawfully be paid; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

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Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by us.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

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A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable requirements set forth in the Articles and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

●	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

●	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

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Where the ordinary shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records(except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company).

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least five clear days’ notice of a general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

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The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution.

A director may at any time resign from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

●	he is prohibited by the law of the Cayman Islands from acting as a director;

●	he is made bankrupt or makes an arrangement or composition with his creditors generally;

●	he resigns his office by notice to us;

●	he only held office as a director for a fixed term and such term expires;

●	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

●	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

●	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

●	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

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Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A general notice by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest.

After such notice, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein. If he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

Capitalization of Profits

The directors may resolve to capitalize:

●	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

●	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

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Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, and, a statement of the shares held by each member, which:

●	distinguishes each share by its number (so long as the share has a number);

●	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

●	confirms the number and category of shares held by each member; and

●	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase one-half (1/2) of one PubCo Ordinary Share at a price of $11.50 per full share, subject to adjustment as discussed below, at any time after 30 days after the Closing of the Business Combination. A Public Warrant holder may exercise its Public Warrants only for a whole number of PubCo Ordinary Shares. The Public Warrants will expire five years after the Closing of the Business Combination, or earlier upon redemption or liquidation.

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PubCo may redeem the warrants at a price of $0.01 per warrant upon 30 days’ notice, only in the event that the last sale price of the ordinary shares is at least $18.00 per share for any 20 trading days within a 30-trading day period ending on the third day prior to the date on which notice of redemption is given, provided there is an effective registration statement and current prospectus in effect with respect to the ordinary shares underlying such warrants during the 30 day redemption period. If a registration statement is not effective within 60 days following the consummation of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when PubCo shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act.

In addition, if (a) Alpha Star issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (b) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (c) the volume weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day prior to the day on which Alpha Star consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the last sales price of the ordinary shares that triggers redemption will be adjusted (to the nearest cent) to be equal to 180% of the Market Value.

Once the Public Warrants become exercisable, we may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period;

●	if, and only if, the last reported sale price of PubCo Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the PubCo Ordinary Shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and we issue a notice of redemption, each Public Warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the PubCo Ordinary Shares may fall below the $18.00 trigger price (as adjusted) as well as the $11.50 warrant exercise price (as adjusted) after the redemption notice is issued.

The redemption criteria for our Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

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If we call the Public Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Public Warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of PubCo Ordinary Shares issuable upon the exercise of the Public Warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of PubCo Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of PubCo Ordinary Shares underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value; provided, however, that no cashless exercise shall be permitted unless the Fair Market Value is equal to or higher than the exercise price. The “fair market value” shall mean the average last reported sale price of the PubCo Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. For example, if a holder held 150 warrants to purchase 150 shares and the fair market value on the trading date prior to exercise was $15.00, that holder would receive 35 shares without the payment of any additional cash consideration. Whether we will exercise our option to require all holders to exercise their Public Warrants on a “cashless basis” will depend on a variety of factors including the price of the PubCo Ordinary Shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The warrants will be issued in registered form under a warrant agreement between [          ], as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants (including the private placement warrants) in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of PubCo Ordinary Shares issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Public Warrants will not be adjusted for issuances of PubCo Ordinary Shares at a price below their respective exercise prices.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of PubCo Ordinary Shares and any voting rights until they exercise their warrants and receive PubCo Ordinary Share. After the issuance of PubCo Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no Public Warrants will be exercisable and we will not be obligated to issue PubCo Ordinary Shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the PubCo Ordinary Shares issuable upon exercise of the warrants is current and the PubCo Ordinary Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Public Warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the PubCo Ordinary Shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the PubCo Ordinary Shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the PubCo Ordinary Shares issuable upon the exercise of the warrants is not current or if the PubCo Ordinary Shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the Public Warrants may have no value, the market for the Public Warrants may be limited and the Public Warrants may expire worthless.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim.

Private Warrants

Simultaneously with the closing of the IPO, Alpha Star consummated the Private Placement with the Sponsor of 330,000 Private Units, comprising 330,000 units, 330,000 rights and 330,000 Private Warrants. The Private Warrants have terms and provisions that are identical to those of the Public Warrants, except that the Private Warrants will be non-redeemable and the PubCo Ordinary Shares issuable upon exercise thereof are entitled to registration rights pursuant to the Registration Rights Agreement, in each case so long as they continue to be held by the Sponsor or their permitted transferees. Additionally, the Sponsor has agreed not to transfer, assign, or sell any of the Private Warrants or underlying securities (except in limited circumstances, as described in the Registration Statement) until 30 days after the Closing of the Business Combination. The Private Warrants were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. Because the Private Warrants were issued in a private transaction, the Sponsor and its permitted transferees are allowed to exercise the Private Warrants for cash even if a registration statement covering the PubCo Ordinary Shares issuable upon exercise of such warrants is not effective and receive unregistered PubCo Ordinary Shares.

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COMPARISON OF SHAREHOLDERS’ RIGHTS

General

Alpha Star is incorporated as a Cayman Islands exempted company and the rights of Alpha Star shareholders are governed by the laws of the Cayman Islands, including the Cayman Companies Act, and by the Alpha Star Articles. PubCo is incorporated as a Cayman Islands exempted company and the rights of PubCo shareholders will be governed by the laws of the Cayman Islands, including the Cayman Companies Act, and by the PubCo Articles. Following the Business Combination, the rights of Alpha Star Shareholders who become PubCo Shareholders will continue to be governed by Cayman Islands law but will no longer be governed by the Alpha Star Articles and instead will be governed by the PubCo Articles.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Alpha Star shareholders under the Alpha Star Articles (left column) before the consummation of the Business Combination and the rights of PubCo shareholders under the PubCo Articles (right column) after the Business Combination. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Alpha Star Articles, and the PubCo Articles, as well as the relevant provisions of the Cayman Companies Act.

Alpha Star	PubCo

Authorized Share Capital

The authorized share capital of Alpha Star is $50,000 divided into 50,000,000 ordinary shares of a par value of $0.001 each. As of the date of this proxy statement/prospectus, a total of [          ] ordinary shares are issued and outstanding.

Subject to the Cayman Companies Act, the Alpha Star Articles and, where applicable, the rules of any national securities exchange, the board of directors has general and unconditional authority to allot, issue, grant options over or otherwise deal with any unissued shares of Alpha Star, including the issuance of securities conferring the right to subscribe for, purchase or receive any class of share or other security in Alpha Star.

The authorized share capital of PubCo as of the effective time of the Business Combination will be $50,000 divided into [500,000,000] ordinary shares of a par value of $[0.0001] each.

The board is authorized to issue shares in one or more series without shareholder approval. The board has the discretion to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences unissued shares, subject to obtaining shareholders’ approval on creating such new class of shares.

Number of Directors

Subject to any ordinary resolution (simple majority of the votes cast by, or on behalf of, shareholders entitled to vote at a duly constituted general meeting or unanimous written resolution), the minimum number of directors shall be one and the maximum shall be ten.	PubCo shareholders may by ordinary resolution (simple majority of votes cast by, or on behalf of, shareholders entitled to vote at a duly constituted general meeting) increase or reduce the limits in the number of directors, the minimum number of directors is one and the maximum number of directors is unlimited.

Nomination Rights

Prior to the closing of a business combination, Alpha Star may by ordinary resolution of the holders of the Founder Shares appoint any person to be a director or remove any director. After the closing of a business combination, Alpha Star may by ordinary resolution (simple majority of the votes cast by, or behalf of, shareholders entitled to vote at a duly constituted general meeting or unanimous written resolution) appoint any person to be a director or to remove any director. The directors also have power to appoint any director at any time.

PubCo may by ordinary resolution of shareholders appoint any person to be director or remove any director.

The Directors shall have power at any time and from time to time to appoint any Person to be a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by ordinary resolution of shareholders.

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Immediately following the Closing, (a) the board shall consist of at least [ ] directors, which shall initially include (i) [ ] director designated by PubCo and (ii) [ ] director designated by the Alpha Star, and (b) the board may be increased to have such additional number of directors in accordance with PubCo’s Articles.

Alternate Directors

A Director may not appoint an alternate until the consummation of a business combination.

Following the consummation of a business combination, any director may appoint another person or another director to be an alternate director by giving written notice to the other directors. All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate director. Every such alternate director shall be entitled to attend and vote at meetings of Alpha Star’s board of directors as a director when the director appointing such alternate director is not personally present and, save as expressly provided in Alpha Star Articles, to perform all the functions and exercise all of the powers of his appointor as a director in his absence, including but not limited to the signing of any written resolutions of Alpha Star on behalf of his appointer (except when the resolution has already been signed by the appointer, then the alternate director need not also sign such resolution).

An alternate director shall be deemed for all purposes to be a director of Alpha Star and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the director appointing him. An alternate director is not entitled to any remuneration for acting as an alternate director.

Any director may appoint any other person, including another director, to act in his place as an alternate director. An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence. An alternate director, however, is not entitled to receive any remuneration from the PubCo for services rendered as an alternate director. An alternate director shall carry out all functions of the director who made the appointment.

An alternate director shall cease to be an alternate director if: (a) the director who appointed him ceases to be a director; or (b) the director who appointed him revokes his appointment by notice delivered to the board or to the registered office of the PubCo or in any other manner approved by the board; or (c) in any event happens in relation to him which, if he were a director of the PubCo, would cause his office as director to be vacated. An alternate director shall cease to be an alternate director if: (a) the director who appointed him ceases to be a director; or (b) the director who appointed him revokes his appointment by notice delivered to the board or to the registered office of the PubCo or in any other manner approved by the board; or (c) in any event happens in relation to him which, if he were a director of the PubCo, would cause his office as director to be vacated.

Filling Vacancies on the Board of Directors

The directors may appoint any person to be a director to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Alpha Star Articles as the maximum number of directors.

Prior to the closing of a business combination, Alpha Star shareholders (other than the holders of the Founder Shares) shall have no right to vote on the appointment of any director. After the closing of a business combination, Alpha Star shareholders may appoint any person to be a director by ordinary resolution (simple majority) of the votes cast by, or behalf of, shareholders entitled to vote at a duly constituted general meeting or unanimous written resolution).

PubCo may by ordinary resolution of shareholders appoint any person to be director or remove any director.

The directors shall have power at any time and from time to time to appoint any person to be a director, either as a result of a casual vacancy or as an additional director, subject to the maximum number (if any) imposed by ordinary resolution of shareholders.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between PubCo and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the members or re-appointment by the board.

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Removal of Directors by Shareholders

Prior to the closing of a business combination, Alpha Star shareholders (other than the holders of the Founder Shares) shall have no right to vote on the removal of any director. After the closing of a business combination, Alpha Star shareholders may remove any director by ordinary resolution (simple majority of the votes cast by, or on behalf of, shareholders entitled to vote at a duly constituted general meeting or unanimous written resolution).	Directors may be removed with cause by an ordinary resolution of the shareholders or by the directors.

Shareholder Meeting Quorum

The quorum required for a general meeting of Alpha Star shareholders consists of one or more shareholders who together hold at least 50% of the shares entitled to vote on the resolutions to be considered at the meeting.

If Alpha Star’s board of directors proposes to vary the rights of a specific class of shares, the rights attaching to a class of a shares may only be varied if the shareholders holding two thirds of the issued shares of that class consent in writing to the variation, or the variation is made with sanction of a special resolution passed at a separate general meeting of shareholders holding the issued shares of that class which the necessary quorum for such class meeting shall be one or more shareholders holding not less than one third of the issued shares of the class.

The quorum required for a general meeting of PubCo shareholders consists of one or more shareholders holding that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy.

If the board proposes to materially and adversely vary the rights of a specific class of shares, the necessary quorum for such class meeting shall be one or more shareholders holding or representing by proxy at least one-third of the issued shares of the class.

Calling an Extraordinary General Meeting of Shareholders

The directors may convene general meetings of the shareholders at any time. In addition, upon written request of one or more shareholders entitled to exercise 10% or more of the voting rights in respect of the matter for which the meeting is requisitioned, any one or more of the directors shall forthwith proceed to convene a general meeting of shareholders.	The Directors may convene general meetings of the shareholders. In addition, general meetings may be convened on the requisition on writing of any shareholder or shareholders holding at least 10% of the paid up voting share capital of PubCo deposited at the office specifying the objects of the meeting by notice given no later than 21 clear days from the date of deposit of the requisition signed by the requisitionists, and if the directors fail to call a general meeting within 21 clear days’ from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period, and all reasonable expenses incurred by the requisitionists as a result of the failure of the directors to convene the general meeting shall be reimbursed to them by PubCo.

Advance Notice of Shareholder Proposal or Nomination

Alpha Star shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as directors of Alpha Star at the annual general meeting must deliver notice to the principal executive offices of Alpha Star not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.	No advance notice provisions to bring business or nominate directors under the PubCo Articles.

194

Advance Notice of Meetings

At least five clear days’ notice of a general meeting must be given to Members.

Notice of a board meeting may be given to a director personally or by word of mouth or given in writing or by electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A director may waive his right to receive notice of any meeting either prospectively or retrospectively.

At least [five] clear days’ notice must be given of any general meeting of PubCo shareholders.

Restrictions on Outside Compensation of Directors

No restrictions on outside remuneration of directors.	No restrictions on outside remuneration of directors.

Shareholder Action by Written Consent

Unanimous written consent required to pass a resolution without a meeting.	Unanimous written consent required to pass a resolution without a meeting.

Voting Requirements for Amendments to Memorandum and Articles of Association

Special resolution (passed by a majority of at least two -thirds of the vote cast by or on behalf of, shareholders entitled to do so at a quorate meeting or a unanimous written resolution) is required to amend the Alpha Star Articles, provided that article 36 of the Alpha Star Articles may not be amended prior to an initial business combination unless the holders of the public shares are provided with the opportunity to redeem their Public Shares.

If Alpha Star’s board of directors proposes to vary the rights of a specific class of shares, such variation requires the consent in writing of the holders of two-thirds of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

Special resolution (two-thirds of shareholders who vote at a general meeting where there is a quorum or a unanimous written resolution) required to amend the PubCo Articles.

If the board proposes to materially and adversely vary the rights of a specific class of shares, such variation requires the consent in writing of the holders of not less than two-thirds of the issued shares of that class or the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Holders of PubCo Ordinary Shares do not have any redemption rights with respect to amendments to the PubCo Articles.

Indemnification of Directors and Officers

Every existing or former secretary, director (including alternate director), and other officer (including an investment adviser or an administrator or liquidator) of the Alpha Star and their personal representatives shall be indemnified against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or wilful default.

No such existing or former secretary of officer shall be indemnified by Alpha Star in respect of any matter arising out of his own actual fraud, wilful default or wilful neglect of such existing or former secretary of officer.

Alpha Star may make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or officer of Alpha Star on the condition that the indemnified person must repay the amount paid by Alpha Star to the extent that it is found not liable to indemnify the secretary or officer for those legal costs.

To the maximum extent permitted by applicable law, the PubCo shall indemnify each existing or former director (including alternate director), secretary and other officer of the PubCo (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of the company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the PubCo or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, wilful default and wilful neglect.

Approval of Certain Transactions

Subject to the provisions of the Cayman Companies Act and the Alpha Star Articles, the business of Alpha Star shall be managed by the directors of Alpha Star who may for that purpose exercise all the powers of Alpha Star.

Any merge or consolidation of Alpha Star with one or more constituent companies must be approved by a special resolution.

Any merger or consolidation of PubCo with one or more constituent companies shall require the approval of a special resolution (two-thirds of shareholders who vote at a general meeting where there is a quorum).

Forum Selection Provision

There is no provision requiring disputes brought on behalf of Alpha Star or against Alpha Star (or directors or employees of Alpha Star in their capacities as such) to be brought in a particular forum.	There is no provision requiring disputes brought on behalf of PubCo or against PubCo (or directors or employees of PubCo in their capacities as such) to be brought in a particular forum.

Waiver of Corporate Opportunity

Waiver of obligation to provide business opportunities to Alpha Star provided for directors and officers.	No such waiver.

195

ENFORCEABLITY OF CIVIL LIABILITIES

Alpha Star and PubCo are each incorporated under the laws of the Cayman Islands with limited liability. They are incorporated in the Cayman Islands in order to enjoy the following benefits: (a) political and economic stability; (b) an effective judicial system; (c) a favorable tax system; (d) the absence of exchange control or currency restrictions; and (e) the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

● the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

● Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Their constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Alpha Star has been advised by its Cayman Islands legal counsel, Ogier, and PubCo has been advised by its Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would (i) to recognize or enforce against either Alpha Star or PubCo, judgments of courts of the United States obtained against it or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

LEGAL MATTERS

The legality of the PubCo Ordinary Shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for PubCo by Ogier. Certain legal matters relating to U.S. law will be passed upon for PubCo by Han Kun Law Offices LLP.

EXPERTS

The financial statements as of and for the years ended December 31, 2022 and 2023 of XDATA appearing in this proxy statement/prospectus have been audited by Wei, Wei & CO., LLP., an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing. The registered address of Wei, Wei & CO., LLP. is 133-10 39th Avenue, Flushing, NY 11354.

196

The financial statements as of and for the years ended December 31, 2022 and 2023 of Alpha Star appearing in this proxy statement/prospectus have been audited by UHY LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus, which contains an emphasis of matter paragraph relating to Substantial Doubt about Alpha Star’s Ability to Continue as a Going Concern, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements as of and for the period from September 4, 2024 (inception) to September 30, 2024 of PubCo appearing in this proxy statement/prospectus have been audited by UHY LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus, which contains an emphasis of matter paragraph relating to Substantial Doubt about PubCo’s Ability to Continue as a Going Concern, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS

If the Business Combination is completed, Alpha Star Shareholders will be entitled to attend and participate in PubCo’s annual general meetings of shareholders. PubCo will provide notice of the date on which its annual general meeting will be held in accordance with PubCo Articles and the Cayman Companies Act.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Alpha Star and service providers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of Alpha Star’s proxy statement. Upon written or oral request, Alpha Star will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of such document may likewise request that Alpha Star delivers single copies of such document in the future. Shareholders may notify Alpha Star of their requests by writing or calling Alpha Star at its principal executive offices at 100 Church Street, 8th Floor, New York, NY 10007, or +1 (332) 233 4356. Following the Business Combination, such requests should be made by or writing PubCo at Lõõtsa 8, 11415, Lasnamäe District, Tallinn, Harju County, Estonia.

TRANSFER AGENT AND REGISTRAR

The transfer agent for PubCo Ordinary Shares will be [          ].

WHERE YOU CAN FIND MORE INFORMATION

PubCo has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Alpha Star files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Alpha Star at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Alpha Star has been supplied by Alpha Star, and all such information relating to XDATA has been supplied by XDATA. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Alpha Star Start Acquisition Corporation

100 Church Street, 8th Floor

New York, NY 10007

Telephone: +1 (332) 233 4356

Email: zhangzhe@siftcap.cn

197

INDEX TO FINANCIAL STATEMENTS

OU XDATA GROUP

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID#: 2388)	F-2

Balance Sheets as of December 31, 2023 and 2022	F-3

Statements of Comprehensive Income for the Period from April 1, 2022 (Inception) through December 31, 2022 and for the year ended December 31, 2023	F-4

Statement of Changes in Shareholder’s Equity for the Period from April 1, 2022 (Inception) through December 31, 2022 and for the year ended December 31, 2023	F-5

Statements of Cash Flows for the Period from April 1, 2022 (Inception) through December 31, 2022 and for the year ended December 31, 2023	F-6

Notes to Financial Statements	F-7

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ALPHA STARACQUISITION CORPORATION

INDEX TO FINANCIAL STATEMENTS

Xdata Group

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholder of OÜ XData Group

Opinion on the Financial Statements

We have audited the accompanying balance sheets of OÜ XData Group (the “Company”) as of December 31, 2023 and 2022 and the related statements of comprehensive income, statements of changes in shareholder’s equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

September 27, 2024

We have served as the Company’s auditors since 2024.

F-2

OÜ XDATA GROUP

BALANCE SHEETS

(Amounts in U.S. dollars (“US$”), except for share, per share data and other certain matters)

	As of December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$1,089,491	$124,484
Accounts receivable, net	2,531,781	31,449
Advance to suppliers	2,183	-
Prepayments and other current assets	64,496	35,658
Total Current Assets	3,687,951	191,591

Property, equipment and software, net	226,350	95,006
Intangible assets, net	41,506	93,282
Total Non-Current Assets	267,856	188,288
Total Assets	$3,955,807	$379,879

LIABILITIES, AND SHAREHOLDER’S EQUITY
Current Liabilities
Accounts payable	$68,584	$14,305
Taxes payable	-	-
Accrued expenses and other current liabilities	281,011	42,122
Convertible debt - current portion	202,862	-
Short-term debts	1,239,637	-
Total Current Liabilities	1,792,094	56,427

Convertible debt - non-current portion	-	213,215
Total Non-Current Liabilities	-	213,215
Total Liabilities	1,792,094	269,642

Commitments and contingencies

Shareholder’s Equity
Ordinary Share (€2,500 par value, 1 share authorized and 1 share issued and outstanding as of December 31, 2023 and 2022, respectively)	2,768	2,768
Retained earnings	2,108,395	108,709
Accumulated other comprehensive income	52,550	(1,240)
Total Shareholder’s Equity	2,163,713	110,237
Total Liabilities and Shareholder’s Equity	$3,955,807	$379,879

The accompanying notes are an integral part of these audited financial statements.

F-3

OÜ XDATA GROUP

STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“US$”), except for share and per share data)

	For the Year Ended December 31, 2023	For the period from April 1, 2022 (Inception) through December 31, 2022

Net Revenues	$3,526,448	$382,253
Cost of revenues	(924,114)	(84,454)
Gross profit	2,602,334	297,799

Operating expenses
Selling and marketing expenses	(2,053)	-
General and administrative	(309,986)	(158,703)
Research and development expenses	(248,469)	(22,603)
Total operating expenses	(560,508)	(181,306)

Income from operations	2,041,826	116,493

Interest expense	(11,671)	(6,106)
Others, net	(10,251)	(1,678)
Income before Income Taxes	2,019,904	108,709

Income tax benefits (expenses)	(4,056)	-
Net Income	2,015,848	108,709

Other comprehensive income
Foreign currency translation adjustments	53,790	(1,240)
Comprehensive income	$2,069,638	$107,469

Weighted average number of ordinary share outstanding
Basic and Diluted	1	1

Earnings per share
Basic and Diluted	$2,015,848	$108,709

The accompanying notes are an integral part of these audited financial statements.

F-4

OÜ XDATA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(Amounts in U.S. dollars (“US$”), except for share and per share data)

	Ordinary Shares		Retained	Accumulated other comprehensive	Total
	Shares	Amount	earnings	income (loss)	Equity
Balance as of April 1, 2022 (Inception)	-	$-	$-	$-	$-
Issuance of initial share	1	2,768	-	-	2,768
Net income	-	-	108,709	-	108,709
Foreign currency translation adjustments	-	-	-	(1,240)	(1,240)
Balance as of December 31, 2022	1	$2,768	$108,709	$(1,240)	$110,237
Dividends Distribution	-	-	(16,162)	-	(16,162)
Net income	-	-	2,015,848	-	2,015,848
Foreign currency translation adjustments	-	-	-	53,790	53,790
Balance as of December 31, 2023	1	$2,768	$2,108,395	$52,550	$2,163,713

The accompanying notes are an integral part of these audited consolidated financial statements

F-5

OÜ XDATA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“US$”), except for share and per share data)

	For the year ended December 31, 2023	For the period from April 1, 2022 (inception) to December 31, 2022
Cash Flows from Operating Activities
Net income	$2,015,848	$108,709
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	80,600	19,124
Changes in assets and liabilities
Accounts receivable, net	(2,441,891)	(31,013)
Advance to suppliers	(2,133)	-
Prepayments and other current assets	(26,846)	(35,165)
Accounts payable	52,501	14,107
Accrued expenses and other current liabilities	231,845	41,539
Net cash (used in) provided by operating activities	(90,076)	117,301
Cash Flows from Investing Activities
Purchase of property and equipment	(151,314)	(99,672)
Purchase of intangible assets	-	(105,130)
Net cash used in investing activities	(151,314)	(204,802)
Cash Flows from Financing Activities
Proceeds from issuance of convertible bonds	-	210,260
Proceeds from short-term debt	1,211,246	-
Repayment of convertible debt	(18,079)	-
Proceeds from issuance of shares	2,704	-
Payment of dividends	(16,161)	-
Net cash provided by financing activities	1,179,710	210,260
Effect of exchange rate changes	26,687	1,725
Net change in cash	965,007	124,484
Cash as of the beginning of the period	$124,484	$-
Cash as of the end of the period	$1,089,491	$124,484
Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes on fringe benefits	$4,056	$-
Cash paid for interest	$16,600	$-
Supplemental Disclosure of non-Cash Flow Information
Issuance of initial share for uncollected contribution	$-	$2,628

The accompanying notes are an integral part of these audited financial statements.

F-6

OÜ XDATA GROUP

NOTES TO FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for share and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

OÜ XDATA Group (“XDATA” or the “Company”) was incorporated as a private limited company under the laws of the Republic of Estonia (“Estonia”) on April 1, 2022. The principal activities of the Company are to engage in the development and maintenance of the financial technology solutions for financial institutions.

On September 12, 2024, Alpha Star entered into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with XDATA and Roman Eloshvili, the sole shareholder of XDATA. The Business Combination Agreement provides for (i) Alpha Star will incorporate PubCo in accordance with the Companies Act (Revised) of the Cayman Islands, (ii) the merger of Alpha Star with and into PubCo (the “Reincorporation Merger”), with PubCo surviving the Reincorporation Merger, and (iii) the share exchange between PubCo and the shareholder of XDATA (the “Share Exchange”, together with Reincorporation Merger, the “Transactions” or the “Business Combination”), resulting in XDATA being a wholly owned subsidiary of PubCo. Following the Business Combination, PubCo will be a publicly traded company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP and pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Uses of estimates

In preparing the financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property, plant and equipment, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in Estonia. The deposits held by banks are insured by the Guarantee Fund with a maximum limitation of EUR 100,000 (approximately $110,682) per depositor per bank. As of December 31, 2023 and 2022, $916,781 and $17,876 was not insured by the Guarantee Fund. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2023 and 2022, the Company did not have any cash equivalents.

F-7

OÜ XDATA GROUP

NOTES TO FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Expected credit loss

The Company adopted Financial Standards Accounting Board (“FASB”) Accounting Standards Codification (“ASC”) 326 “Financial Instruments – Credit Losses” (“ASC 326”) on April 1, 2022 by applying the modified retrospective approach. The adoption of ASC 326 did not have a material impact on the Company’s financial statements.

The Company’s accounts receivable are within the scope of ASC 326. ASC 326 introduces an approach based on expected credit losses on financial assets at amortized cost. Upon adoption of ASC 326, the Company estimates the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in three-month increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the statements of comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable, net

Accounts receivable are presented net of allowance for credit loss. Accounts receivable is recognized in the period when the Company has unconditional right to consideration for goods and services provided to its customers. The allowance for credit losses as of December 31, 2023 and 2022 was $23,991 and $nil, respectively.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalent, accounts receivable, accounts payable, taxes payable and accrued expenses and other current liabilities, approximate the fair value of the respective assets and liabilities as of December 31, 2023 and 2022 based upon the short-term nature of the assets and liabilities.

F-8

OÜ XDATA GROUP

NOTES TO FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Machinery and equipment	40 – 100 months
Office furniture	60 – 120 months

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of comprehensive income.

Intangible assets, net

Intangible assets are source code acquired from third-party suppliers, which mainly includes source code that can be used for the development of online banking solutions and mobile apps with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic live.

Estimated useful lives are as follows:

Useful life
Acquired source code	24 months

Leases

Effective April 1, 2022, the Company adopted ASC 842, “Leases.” The adoption of this standard did not have a material impact on the Company’s financial statements. Therefore, no adjustments to opening retained earnings were necessary. The Company leases administrative office, which is classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Company also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability.

For the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023, the Company had only one lease for its office with initial terms of 12 months. The Company elected the short-term lease practical expedient and did not recognize any ROU assets nor lease liabilities associated with this short-term lease. Rent expenses are recorded in operating expenses in the accompanying statements of comprehensive income.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment and land use right are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2023 and 2022.

Revenue recognition

The Company generates its revenues primarily through sales of its products and services and recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers”. The core principle requires an entity to recognize revenue to depict the transfer of controls over goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

F-9

In accordance with ASC 606, the Company recognizes revenue when it transfers services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. For the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023, the Company has the following three revenue streams.

Internet and mobile banking solutions

The Company contracts with banks and other institutional customers to provide design and development of customized internet bank solution and mobile app. The Company identifies them as separate performance obligations in the contracts, as the development of internet bank solution and mobile app can be distinct in the context of the contract. Revenues are recognized over the time. The Company’s performance to develop the requested solutions does not create an asset with alternative use, as each individual customer of the Company has very specific needs and requirements of the internet bank solution and mobile app. Furthermore, the Company has an enforceable right to payment for performance completed to date. The Company elected to use output method to measure the overall performance completion progress to date. The contracts for the development of software do not contain return or refund terms. However, the Company does provide warranty for delivered software. The warranty provided under the contracts are assurance type warranty and is recognized as cost of revenue. Historically, the Company did not incur any material warranty related costs.

Cloud-based transaction monitoring platform

The Company generates licensing revenue primarily though providing licenses for a specified group of Software, Design Elements and related Documentation to its customers on a yearly automatically refreshed licensee basis without additional notice. The licensing revenues are recognized over the services period, as the customer simultaneously receives and consumes the benefits as we perform. The Company’s contracts have a single performance obligation and are primarily on a fixed-price basis.

Customer relationship management (“CRM”) system

The CRM system is a comprehensive back-office fintech solution designed to help financial institutions manage customer interactions and compliance procedures efficiently. The system is typically equipped with nine distinct modules, each serving a unique function to support various aspects of customer relationship management. This modular approach allows banks to customize the system according to their specific needs, ensuring a cohesive and integrated management of customer relationships.

The Company’s contracts with customers mainly contain one or more of the aforementioned services. The transaction price is allocated to each identified performance obligation based on its respective stand-alone selling price. Variable considerations that relate specifically to one or more but not all performance obligations within a contract are allocated to one or more but not all performance obligations.

F-10

Other than the variable fee arrangements discussed under the “Proprietary Software Development Services” section above, the Company does not provide any other variable consideration in its contracts with customers. The Company does not allow returns. The Company provides three months to one-year warranties for services provided. Such warranties are not sold separately and are assurance type. The Company accounts for the warranties in accordance with ASC 460-10. Historically, warranty costs incurred was immaterial, and the warranty costs for the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023 were all $nil. The Company recorded all revenue net of all value added taxes (“VAT”).

The summary of the Company’s total revenues by revenue streams for the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023 was as follows:

Revenue stream	For the year ended December 31, 2023	For the period from April 1, 2022 (inception) through December 31, 2022
Internet and mobile banking solutions	$2,623,952	$382,253
Cloud-based transaction monitoring platform	343,907	-
Customer relationship management (“CRM”) system	475,846	-
Other services	82,743	-
Total	$3,526,448	$382,253

Country	For the Year Ended December 31, 2023	For the period from April 1, 2022 (inception) through December 31, 2022

Armenia	$602,054	$-
Cyprus	745,375	-
UK	411,348	-
Swiss	1,081,469	283,851
Estonia	-	98,402
BVI	343,907	-
Others	342,295	-
Total	$3,526,448	$382,253

F-11

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company did not have contract assets as of December 31, 2022 and 2023. Contract liabilities are recognized for contracts where payment has been received in advance of delivery of the products or services. The contract liability balance can vary significantly depending on the timing when cash is received and when shipment or delivery occurs. As of December 31, 2022 and 2023, the Company had no contract liabilities. The Company had no material incremental costs for obtaining a contract and did not incur any material costs of fulfilling customer’s requests prior to the transfer of control.

Income taxes

The Company accounts for current income taxes in accordance with ASC 740 “Income Taxes”. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023. The Company does not believe there was any uncertain tax provision as of December 31, 2023 and 2022.

The Company in Estonia is subject to the income tax laws of Estonia. No income tax was generated outside the Estonia for the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023. Pursuant to the applicable income tax act and taxation act enacted in the Estonia, business entities in registered in Estonia is not subject to any corporate income tax until such income is distributed. However, the Company is required to file an annual report to the Commercial Register of Estonia. These annual reports are subject to the statutory examination by the governmental authorities after submission. The Estonian tax authorities have the right to perform a statutory examination of a company and reassesses taxes within five years from the end of the fiscal year during which a taxable event occurred. For the period from April 1, 2022 (inception) through December 31, 2022 there was no taxable event of the Company. For the year ended December 31, 2023, the Company distributed dividends of $16,161 and incurred income tax on the distributed dividends of $4,056.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 20% for the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023, depending on the type of service sold. The VAT may be offset by VAT paid by the Company on purchased goods or services. The Company recorded a VAT payable or receivable net of payments in the accompany financial statements. All of the VAT returns filed for the Company have been and remain subject to examination by the tax authorities for the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023.

F-12

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants), using the treasury stock method, as if they had been converted at the beginning of the periods presented, or issuance date, if later. As of December 31, 2023 and 2022, there were no dilutive shares.

Risks and uncertainties

The main operation of the Company is located in Estonia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Estonia, as well as by the general state of the Estonian and European economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the Estonia and Europe. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

On February 24, 2022, Russia invaded Ukraine in a major escalation of the Russia-Ukraine war. Since then, the European economy as well as Estonian economy are experiencing significant volatility. The Company’s operation has not been impacted by the ongoing military conflict, however, due to the significant uncertainties around the further development of the conflict, the potential additional sanctions and other volatilities that could be brought to the global market, it is impossible to predict the extent to which the Company’s operation and business may be impacted.

Foreign currency translation

The functional currency for XDATA is Euro (“EUR” or “€”). The Company’s financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

F-13

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	December 31, 2023	December 31, 2022
Year-end spot rate	US$1=€0.9035	US$1=€0.9380
Average rate	US$1=€0.9247	US$1=€0.9512

Comprehensive income

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in € to US$ is reported in other comprehensive income in the statements of comprehensive income.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Employee benefit expenses

The Company participates in a government-mandated employer social insurance plan pursuant to which certain health insurance, pension insurance, and unemployment insurance are provided to eligible full-time employees. The relevant labor regulations require the Company to pay the social tax and made the mandate unemployment insurance contributions to local labor and social welfare authorities monthly based on the applicable benchmarks and rates stipulated by the government authorities. The contributions to the government-mandated employer social insurance plan are expensed as incurred. Employee social insurance included as expenses in the statements of comprehensive income amounted to $37,329 and $268,264 for the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023, respectively.

F-14

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective October 1, 2025 and the adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective October 1, 2025 and the adoption of this ASU is not expected to have a material impact on its financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

Third Parties	December 31, 2023	December 31, 2022
Accounts receivable	$2,531,781	$31,449
Less: allowance for credit losses	-	-
Accounts receivable, net	$2,531,781	$31,449

The Company’s accounts receivable primarily includes balances due from customers when the services have been sold and delivered to customers, the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment, which has not been collected as of the balance sheet dates.

F-15

NOTE 4 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31, 2023	December 31, 2022
Machinery and equipment	$97,963	$32,550
Office furniture	161,834	68,522
Subtotal	259,797	101,072
Less: accumulated depreciation	(33,447)	(6,066)
Property, plant and equipment, net	$226,350	$95,006

Depreciation expense was $26,526 and $5,982 for the year ended December 31, 2023 and the period from April 1, 2022 (inception) through December 31, 2022, respectively.

NOTE 5 – INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	December 31, 2023	December 31, 2022

Acquired source code	$110,682	$106,608
Less: accumulated amortization	(69,176)	(13,326)
Intangible assets, net	41,506	93,282

Amortization expenses was $54,074 and $13,142 for the year ended December 31, 2023 and the period from April 1, 2022 (inception) through December 31, 2022, respectively.

F-16

NOTE 6 — DEBTS

a. Convertible debt

On April 7, 2022, the Company entered into a convertible loan agreement (the “Convertible Loan Agreement”) with OKONTO OÜ (“OKONTO”) pursuant to which OKONTO agreed to provide the Company a convertible loan facility of €200,000 (approximately $221,364) for general corporate purposes. The Company has the right to draw down under this loan facility within one month from the date of the agreement. For any drawn down under this loan facility, the Company is required to repay the drawn down amount within 24 months from the date of the drawn down. Early repayment is allowed with OKONTO’s written consent. All drawdowns are subject to an interest rate of 4% per annum. OKONTO has the option to convert the outstanding loan amount in full or in part into ordinary shares of the Company within a period of thirty-six months from the date of the agreement. The conversion shall involve an independent appraisal to determine the number of shares to be issued. On April 8, 2022, the Company drew down the full €200,000 from the loan facility. As of December 31, 2022 and 2023, €200,000 and €183,283 were outstanding respectively. The Company assessed and concluded that the embedded conversion option is not required to be bifurcated in accordance with ASC 815.

b. Term loan

On November 20, 2023, the Company entered into a loan agreement with OKONTO pursuant to which OKONTO agreed to provide the Company a term loan facility of up to €500,000 (approximately $553,410) for general corporate purposes. The Company can request for one or more tranches of the maximum loan amount. The Company is required to repay the outstanding loan within 1 year from the date of agreement unless accelerated either by the Company or by OKONTO. The outstanding loan is subject to an interest rate of 4% per annum. As of December 31, 2023, $553,410 (or €500,000) was outstanding.

On December 15, 2023, the Company entered into a loan agreement with OKONTO pursuant to which OKONTO agreed to provide the Company a term loan facility of up to €620,000 (approximately $686,228) for general corporate purposes. The Company can request for one or more tranches of the maximum loan amount. The Company is required to repay the outstanding loan by December 31, 2024 unless accelerated either by the Company or by OKONTO. The outstanding loan is subject to an interest rate of 4% per annum. As of December 31, 2023, $686,228 (or €620,000) was outstanding.

F-17

NOTE 7 — RELATED PARTY

The table below sets forth major related parties of the Company and their relationships with the Company:

Entity or Individual Name	Relationship with the Company
Roman Elosvili	Sole owner of the Company and CEO of the Company
Donat Husjainov	CPO of the Company
Mikhail Dunaev	CIO of the Company
Vladimir Lazarev	Head of Development of the Company
Xdatapay OÜ	100% held by Roman Elosvili
Osaühing ESV Service	Controlled by Roman Elosvili
Tezara OÜ	Controlled by Roman Elosvili
Ü KARLENHOF	Controlled by Roman Elosvili
Osaühing Asparagos	Controlled by Roman Elosvili
Xdata am LLC	Controlled by Roman Elosvili
Xdata Spain LLC	Controlled by Roman Elosvili

The Company entered into the following related party transaction for the year ended December 31, 2023: Xdatapay OÜ provided project management service to the Company for TBB project, the total service fee is approximately $12,436 (or €11,500).

NOTE 8 — TAXES

The Company in Estonia is subject to the income tax laws of Estonia. No income tax was generated outside the Estonia for the period from April 1, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023. Pursuant to the applicable income tax act and taxation act enacted in the Estonia, business entities registered in Estonia is not subject to any corporate income tax until such income is distributed. Upon distribution, the distributed amount will be taxed at a flat rate of 20%. For the period from April 1, 2022 (inception) through December 31, 2022 there was no taxable event of the Company. For the year ended December 31, 2023, the Company distributed dividends of $16,161 and incurred income tax on the distributed dividends of $4,056.

NOTE 9 — CONCENTRATIONS

For the period from April 1, 2022 (inception) through December 31, 2022, two customers accounted for approximately 74.3% and 25.7% of the Company’s total revenue. For the year ended December 31, 2023 four customers accounted for approximately 20.2%, 18.4%, 17.1% and 12.3% of the Company’s total revenue.

As of December 31, 2022 one customer accounted for 100% of the accounts receivable balance. As of December 31, 2023, four customers accounted for 28.9%, 26.2%, 13.9% and 10.5% of the accounts receivable balance, respectively.

For the year ended December 31, 2023 two suppliers accounted for 13.4% and 10.3% of the Company’s total purchases. For the year ended December 31, 2022, one supplier accounted for 11.0% of the Company’s total purchases.

As of December 31, 2022, two suppliers accounted for 71.1% and 26.0% of the accounts payable balance. As of December 31, 2023, four suppliers accounted for 46.5%, 18.2%, 11.4% and 10.2% of the accounts payable balance, respectively.

F-18

NOTE 10 — SHAREHOLDER’S EQUITY

Ordinary Share

The Company was established under the laws of the Estonia on April 1, 2022. The authorized number of ordinary shares was one share with par value of $2,681 (€2,500) per share. As of December 31, 2022 and 2023, 1 ordinary share is issued and outstanding.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s financial position, results of operations and cash flows. The Company currently does not have any material legal proceedings.

NOTE 12 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company’s services have similar economic characteristics with respect to service content, suppliers, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

NOTE 13 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before these financial statements are issued, the Company has evaluated all events or transactions that occurred up to the date of filing, except as disclosed below and elsewhere in the notes to the financial statements, no other subsequent events were identified that would have required adjustment or disclosure in the financial statements:

On August 13, 2024, the Company’s sole shareholder approved the increase of the authorized shares of the Company’s ordinary shares to 4 and approved the issuance of additional 3 shares of the Company’s ordinary shares with total par value of €7,500 (approximately $8,301) to the sole shareholder. In connection with the issuance, the sole shareholder of the Company contributed €7,500 (approximately $8,301) to the Company’s bank account.

On September 10, 2024, the Company, Roman Elosvili and OKONTO entered into a termination agreement, which mutually agree to terminate all related exhibits to the Convertible Loan Agreement, both originally effective from April 7, 2022. As a result, the conversion option is terminated, and all rights and obligations under the Convertible Loan Agreement ceased as of the effective date of this termination, and no further claims or liabilities shall arise from it. Neither party shall owe any further obligations to the other arising from the Convertible Loan Agreement, except unpaid payments.

On September 25, 2024, the Company and ELSIANA LIMITED (“ELSIANA”), a company incorporated and existing under the laws of the Republic of Cyprus entered into a Credit Line Facility Agreement, which ELSIANA agreed to grant a loan facility of the maximum principal amount up to $4,000,000 for general operational needs, working capital or other budgetary purposes. The Company is required to repay the Loan and/or all tranches provided, by the date falling eight years from the date of this agreement. All drawdowns are subject to an interest rate of 4% per annum.

F-19

OÜ XDATA GROUP

BALANCE SHEETS

(Amounts in U.S. dollars (“US$”), except for share, per share data and other certain matters)

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$405,944	$1,089,491
Accounts receivable	3,806,165	2,531,781
Advance to suppliers	1,545	2,183
Prepayments and other current assets	44,986	64,496
Total Current Assets	4,258,640	3,687,951

Property, equipment and software, net	256,932	226,350
Intangible assets, net	13,386	41,506
Loan receivable	642,508	-
Amount due to related parties	27,771	-
Total Non-Current Assets	940,597	267,856
Total Assets	$5,199,237	$3,955,807

LIABILITIES, AND SHAREHOLDER’S EQUITY
Current Liabilities
Accounts payable	$199,405	$68,584
Accrued expenses and other current liabilities	384,344	281,011
Convertible debt - current portion	196,268	202,862
Short-term debts	1,199,349	1,239,637
Total Current Liabilities	1,979,366	1,792,094

Long-term debts	53,544	-
Total Non-Current Liabilities	53,544	-
Total Liabilities	2,032,910	1,792,094

Shareholder’s Equity
Ordinary Share (€2,500 par value, 1 share authorized and 1 share issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	2,768	2,768
Retained earnings	3,187,764	2,108,395
Accumulated other comprehensive income	(24,205)	52,550
Total Shareholder’s Equity	3,166,327	2,163,713
Total Liabilities and Shareholder’s Equity	$5,199,237	$3,955,807

The accompanying notes are an integral part of these audited financial statements.

F-20

OÜ XDATA GROUP

STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(Amounts in U.S. dollars (“US$”), except for share and per share data)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023

Net Revenues	$3,048,054	$1,343,256
Cost of revenues	(817,986)	(343,061)
Gross profit	2,230,068	1,000,195

Operating expenses
Selling and marketing expenses	(2,596)	-
General and administrative	(610,775)	(128,421)
Research and development expenses	(445,358)	(80,056)
Total operating expenses	(1,058,729)	(208,477)

Income from operations	1,171,339	791,718

Interest expense	(28,900)	(3,930)
Interest income	52	-
Others, net	(14,452)	(6,511)
Income before Income Taxes	1,128,039	781,277

Income tax benefits (expenses)	-	-
Net Income	1,128,039	781,277

Other comprehensive income
Foreign currency translation adjustments	-	-
Comprehensive income	$1,128,039	$781,277

Weighted average number of ordinary share outstanding
Basic and Diluted	1	1

Earnings per share
Basic and Diluted	$1,128,039	$781,277

The accompanying notes are an integral part of these audited financial statements.

F-21

OÜ XDATA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(Unaudited)

(Amounts in U.S. dollars (“US$”), except for share and per share data)

	Ordinary Shares		Retained	Accumulated other comprehensive	Total
	Shares	Amount	earnings	income (loss)	Equity
Balance as of January 1, 2023	1	$2,768	$108,709	$(1,240)	$110,237
Dividends Distribution	-	-	(16,161)	-	(16,161)
Net income	-	-	781,277	-	781,277
Foreign currency translation adjustments	-	-	-	8,922	8,922
Balance as of June 30, 2023	1	$2,768	$873,825	$7,682	$884,275

	Ordinary Shares		Retained	Accumulated other comprehensive	Total
	Shares	Amount	earnings	income (loss)	Equity
Balance as of January 1, 2024	1	$2,768	$2,108,395	$52,550	$2,163,713
Dividends Distribution	-	-	(48,670)	-	(48,670)
Net income	-	-	1,128,039	-	1,128,039
Foreign currency translation adjustments	-	-	-	(76,755)	(76,755)
Balance as of June 30, 2024	1	$2,768	$3,187,764	$(24,205)	$3,166,327

The accompanying notes are an integral part of these audited consolidated financial statements

F-22

OÜ XDATA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in U.S. dollars (“US$”), except for share and per share data)

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash Flows from Operating Activities
Net income	$1,128,039	$781,277
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	56,236	37,206
Changes in assets and liabilities
Accounts receivable, net	(1,370,232)	(614,554)
Advance to suppliers	573	(4,550)
Prepayments and other current assets	17,589	9,697
Accounts payable	134,380	7,503
Accrued expenses and other current liabilities	113,590	68,512
Net cash provided by operating activities	80,175	285,091
Cash Flows from Investing Activities
Purchase of property and equipment	(67,515)	(36,193)
Loans to related parties	(28,049)	-
Loans to third parties	(648,932)	-
Net cash used in investing activities	(744,496)	(36,193)
Cash Flows from Financing Activities
Payment of convertible bond	-	(18,071)
Proceeds from long-term loans	54,078	-
Proceeds from issuance of shares	-	2,702
Payment of dividends	(48,670)	(16,161)
Net cash provided by (used in) financing activities	5,408	(31,530)
Effect of exchange rate changes	(24,634)	6,254
Net change in cash	(683,547)	223,622
Cash as of the beginning of the period	$1,089,491	$124,484
Cash as of the end of the period	$405,944	$348,106
Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes on fringe benefits	$2,205	$416
Cash paid for interest	$-	$-
Supplemental Disclosure of non-Cash Flow Information
Issuance of initial share for uncollected contribution	$-	$2,628

The accompanying notes are an integral part of these audited financial statements.

F-23

OÜ XDATA GROUP

NOTES TO FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for share and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

OÜ XDATA Group (“XDATA” or the “Company”) was incorporated as a private limited company under the laws of the Republic of Estonia (“Estonia”) on April 1, 2022. The principal activities of the Company are to engage in the development and maintenance of the financial technology solutions for financial institutions.

On September 12, 2024, Alpha Star entered into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with XDATA and Roman Eloshvili, the sole shareholder of XDATA. The Business Combination Agreement provides for (i) Alpha Star will incorporate PubCo in accordance with the Companies Act (Revised) of the Cayman Islands, (ii) the merger of Alpha Star with and into PubCo (the “Reincorporation Merger”), with PubCo surviving the Reincorporation Merger, and (iii) the share exchange between PubCo and the shareholder of XDATA (the “Share Exchange”, together with Reincorporation Merger, the “Transactions” or the “Business Combination”), resulting in XDATA being a wholly owned subsidiary of PubCo. Following the Business Combination, PubCo will be a publicly traded company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP and pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Uses of estimates

In preparing the financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property, plant and equipment, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in Estonia. The deposits held by banks are insured by the Guarantee Fund with a maximum limitation of EUR 100,000 (approximately $110,682) per depositor per bank. As of June 30, 2024 and December 31, 2023, $295,262 and $916,781 was not insured by the Guarantee Fund. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of June 30, 2024 and December 31, 2023, the Company did not have any cash equivalents.

F-24

OÜ XDATA GROUP

NOTES TO FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Expected credit loss

The Company adopted Financial Standards Accounting Board (“FASB”) Accounting Standards Codification (“ASC”) 326 “Financial Instruments – Credit Losses” (“ASC 326”) on April 1, 2022 by applying the modified retrospective approach. The adoption of ASC 326 did not have a material impact on the Company’s financial statements.

The Company’s accounts receivable are within the scope of ASC 326. ASC 326 introduces an approach based on expected credit losses on financial assets at amortized cost. Upon adoption of ASC 326, the Company estimates the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in three-month increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the statements of comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable, net

Accounts receivables are presented net of allowance for credit loss. Accounts receivable is recognized in the period when the Company has unconditional right to consideration for goods and services provided to its customers. The allowance for credit losses as of June 30, 2024 and December 31, 2023 was $nil and $23,991, respectively.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalent, accounts receivable, accounts payable, taxes payable and accrued expenses and other current liabilities, approximate the fair value of the respective assets and liabilities as of June 30, 2024 and December 31, 2023 based upon the short-term nature of the assets and liabilities.

F-25

OÜ XDATA GROUP

NOTES TO FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except for share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Machinery and equipment	40 – 100 months
Office furniture	60 – 120 months

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of comprehensive income.

Intangible assets, net

Intangible assets are source code acquired from third-party suppliers, which mainly includes source code that can be used for the development of online banking solutions and mobile apps with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic live.

Estimated useful lives are as follows:

Useful life
Acquired source code	24 months

Leases

Effective April 1, 2022, the Company adopted ASC 842, “Leases.” The adoption of this standard did not have a material impact on the Company’s financial statements. Therefore, no adjustments to opening retained earnings were necessary. The Company leases administrative office, which is classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Company also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability.

For six months ended June 30, 2024 and 2023, the Company had only one lease for its office with initial terms of 12 months. The Company elected the short-term lease practical expedient and did not recognize any ROU assets nor lease liabilities associated with this short-term lease. Rent expenses are recorded in operating expenses in the accompanying statements of comprehensive income.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment and land use right are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2024 and December 31, 2023.

Revenue recognition

The Company generates its revenues primarily through sales of its products and services and recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers”. The core principle requires an entity to recognize revenue to depict the transfer of controls over goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

F-26

In accordance with ASC 606, the Company recognizes revenue when it transfers services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. For the six months ended June 30, 2024 and 2023, the Company has the following three revenue streams.

Internet and mobile banking solutions

The Company contracts with banks and other institutional customers to provide design and development of customized internet bank solution and mobile app. The Company identifies them as separate performance obligations in the contracts, as the development of internet bank solution and mobile app can be distinct in the context of the contract. Revenues are recognized over the time. The Company’s performance to develop the requested solutions does not create an asset with alternative use, as each individual customer of the Company has very specific needs and requirements of the internet bank solution and mobile app. Furthermore, the Company has an enforceable right to payment for performance completed to date. The Company elected to use output method to measure the overall performance completion progress to date. The contracts for the development of software do not contain return or refund terms. However, the Company does provide warranty for delivered software. The warranty provided under the contracts are assurance type warranty and is recognized as cost of revenue. Historically, the Company did not incur any material warranty related costs.

Cloud-based transaction monitoring platform

The Company generates licensing revenue primarily though providing licenses for a specified group of Software, Design Elements and related Documentation to its customers on a yearly automatically refreshed licensee basis without additional notice. The licensing revenues are recognized over the services period, as the customer simultaneously receives and consumes the benefits as we perform. The Company’s contracts have a single performance obligation and are primarily on a fixed-price basis.

Customer relationship management (“CRM”) system

The CRM system is a comprehensive back-office fintech solution designed to help financial institutions manage customer interactions and compliance procedures efficiently. The system is typically equipped with nine distinct modules, each serving a unique function to support various aspects of customer relationship management. This modular approach allows banks to customize the system according to their specific needs, ensuring a cohesive and integrated management of customer relationships.

The Company’s contracts with customers mainly contain one or more of the aforementioned services. The transaction price is allocated to each identified performance obligation based on its respective stand-alone selling price. Variable considerations that relate specifically to one or more but not all performance obligations within a contract are allocated to one or more but not all performance obligations.

F-27

Other than the variable fee arrangements discussed under the “Proprietary Software Development Services” section above, the Company does not provide any other variable consideration in its contracts with customers. The Company does not allow returns. The Company provides three months to one-year warranties for services provided. Such warranties are not sold separately and are assurance type. The Company accounts for the warranties in accordance with ASC 460-10. Historically, warranty costs incurred was immaterial, and the warranty costs for the six months ended June 30, 2024 and 2023, were all $nil. The Company recorded all revenue net of all value added taxes (“VAT”).

The summary of the Company’s total revenues by revenue streams for the six months ended June 30, 2024 and 2023, was as follows:

Revenue stream	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Internet and mobile banking solutions	$1,481,769	$845,872
Cloud-based transaction monitoring platform	-	-
Customer relationship management (“CRM”) system	454,253	454,014
Other services	1,112,032	43,370
Total	$3,048,054	$1,343,256

Country	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Armenia	$788,831	$277,273
Cyprus	239,313	454,014
UK	284,453	64,859
Swiss	-	432,395
Estonia	97,789	-
GBT	71,383	71,345
Marchal Island	129,786	-
Hong Kong	1,081,554	-
Malta	324,466	-
Others	30,479	43,370
Total	$3,048,054	$1,343,256

F-28

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company did not have contract assets as of June 30, 2024 and December 31, 2023. Contract liabilities are recognized for contracts where payment has been received in advance of delivery of the products or services. The contract liability balance can vary significantly depending on the timing when cash is received and when shipment or delivery occurs. As of June 30, 2024 and December 31, 2023, the Company had no contract liabilities. The Company had no material incremental costs for obtaining a contract and did not incur any material costs of fulfilling customer’s requests prior to the transfer of control.

Income taxes

The Company accounts for current income taxes in accordance with ASC 740 “Income Taxes”. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2024 and 2023. The Company does not believe there was any uncertain tax provision as of June 30, 2024 and December 31, 2023.

The Company in Estonia is subject to the income tax laws of Estonia. No income tax was generated outside the Estonia during the six months ended June 30, 2024 and 2023. Pursuant to the applicable income tax act and taxation act enacted in the Estonia, business entities in registered in Estonia is not subject to any corporate income tax until such income is distributed. However, the Company is required to file an annual report to the Commercial Register of Estonia. These annual reports are subject to the statutory examination by the governmental authorities after submission. The Estonian tax authorities have the right to perform a statutory examination of a company and reassesses taxes within five years from the end of the fiscal year during which a taxable event occurred. For the six months ended June 30, 2024 and 2023, there was no taxable event of the Company. For the six months ended June 30, 2024, the Company distributed dividends of $48,670 and incurred income tax on the distributed dividends of $11,696. For the six months ended June 30, 2023, the Company distributed dividends of $16,161 and incurred income tax on the distributed dividends of $4,056.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 20% for the six months ended June 30, 2024 and 2023, depending on the type of service sold. The VAT may be offset by VAT paid by the Company on purchased goods or services. The Company recorded a VAT payable or receivable net of payments in the accompany financial statements. All of the VAT returns filed for the Company have been and remain subject to examination by the tax authorities for the six months ended June 30, 2024 and 2023.

F-29

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants), using the treasury stock method, as if they had been converted at the beginning of the periods presented, or issuance date, if later. As of June 30, 2024 and December 31, 2023, there were no dilutive shares.

Risks and uncertainties

The main operation of the Company is located in Estonia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Estonia, as well as by the general state of the Estonian and European economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the Estonia and Europe. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

On February 24, 2022, Russia invaded Ukraine in a major escalation of the Russia-Ukraine war. Since then, the European economy as well as Estonian economy are experiencing significant volatility. The Company’s operation has not been impacted by the ongoing military conflict, however, due to the significant uncertainties around the further development of the conflict, the potential additional sanctions and other volatilities that could be brought to the global market, it is impossible to predict the extent to which the Company’s operation and business may be impacted.

Foreign currency translation

The functional currency for XDATA is Euro (“EUR” or “€”). The Company’s financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

F-30

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	June 30, 2024	June 30, 2023	December 31, 2023
Period-end spot rate	US$1=€ 0.9338	N/A	US$1=€0.9035
Average rate	US$1=€ 0.9246	US$1=€ 0.9251	N/A

Comprehensive income

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in € to US$ is reported in other comprehensive income in the statements of comprehensive income.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Employee benefit expenses

The Company participates in a government-mandated employer social insurance plan pursuant to which certain health insurance, pension insurance, and unemployment insurance are provided to eligible full-time employees. The relevant labor regulations require the Company to pay the social tax and made the mandate unemployment insurance contributions to local labor and social welfare authorities monthly based on the applicable benchmarks and rates stipulated by the government authorities. The contributions to the government-mandated employer social insurance plan are expensed as incurred. Employee social insurance included as expenses in the statements of comprehensive income amounted to $92,994 and $286,974 for the six months ended June 30, 2024 and 2023, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective October 1, 2025 and the adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective October 1, 2025 and the adoption of this ASU is not expected to have a material impact on its financial statements.

F-31

NOTE 3 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	June 30, 2024	December 31, 2023
Machinery and equipment	$153,733	$97,963
Office furniture	164,466	161,834
Subtotal	318,199	259,797
Less: accumulated depreciation	(61,267)	(33,447)
Property, plant and equipment, net	$256,932	$226,350

Depreciation expense was $29,197 and $10,181 for the six months ended June 30, 2024 and 2023, respectively.

NOTE 4 – INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	June 30, 2024	December 31, 2023

Acquired source code	$107,085	$110,682
Less: accumulated amortization	(93,699)	(69,176)
Intangible assets, net	13,386	41,506

Amortization expenses was $27,039 and $27,025 for the six months ended June 30, 2024 and 2023, respectively.

F-32

NOTE 5 — LOAN RECEIVABLE

On January 8, 2024, the Company entered into a loan agreement (the “LEONARDA LOAN”) with LEONARDA INVEST AKTSIASELTS (“LEONARDA”) pursuant to which the Company agreed to provide LEONARDA a loan facility of €600,000 (approximately $642,508) for daily business transactions and general operational expenses, with an interest rate of 6.5% per annum.

LEONARDA, as a major shareholder of AS TBB Pank (“TBB”) which is the business partner of the Company, pledged 689,000 shares of TBB under the LEONARDA LOAN. As a result, the shares could only be removed with the explicit written consent from the Company, to ensure that the pledge remains in place as a safeguard for the loan until all obligations under the loan agreement are fulfilled. The repayment date was agreed to be July 31, 2024, with late payment interest rate as 0.01% which is calculated daily based on the overdue unpaid amount.

NOTE 6 — DEBTS

a. Convertible debt

On April 7, 2022, the Company entered into a convertible loan agreement (the “Convertible Loan Agreement”) with OKONTO OÜ (“OKONTO”) pursuant to which OKONTO agreed to provide the Company a convertible loan facility of €200,000 (approximately $221,364) for general corporate purposes. The Company has the right to draw down under this loan facility within one month from the date of the agreement. For any drawn down under this loan facility, the Company is required to repay the drawn down amount within 24 months from the date of the drawn down. Early repayment is allowed with OKONTO’s written consent. All drawdowns are subject to an interest rate of 4% per annum. OKONTO has the option to convert the outstanding loan amount in full or in part into ordinary shares of the Company within a period of thirty-six months from the date of the agreement. The conversion shall involve an independent appraisal to determine the number of shares to be issued. On April 8, 2022, the Company drew down the full €200,000 from the loan facility.

On April 1, 2024, the Company and OKONTO entered into an Amendment Addendum to extend the repayment date from April 10, 2024 to April 10, 2025. As of June 30, 2024 and December 31, 2023, €183,283 was outstanding. The Company assessed and concluded that the embedded conversion option is not required to be bifurcated in accordance with ASC 815.

On September 10, 2024, the Company, Roman Elosvili and OKONTO entered into a termination agreement, which mutually agree to terminate all related exhibits to the Convertible Loan Agreement, both originally effective from April 7, 2022. As a result, the conversion option is terminated, and all rights and obligations under the Convertible Loan Agreement ceased as of the effective date of this termination, and no further claims or liabilities shall arise from it. Neither party shall owe any further obligations to the other arising from the Convertible Loan Agreement, except unpaid payments.

b. Term loan

On November 20, 2023, the Company entered into a loan agreement with OKONTO pursuant to which OKONTO agreed to provide the Company a term loan facility of up to €500,000 (approximately $553,410) for general corporate purposes. The Company can request for one or more tranches of the maximum loan amount. The Company is required to repay the outstanding loan within 1 year from the date of agreement unless accelerated either by the Company or by OKONTO. The outstanding loan is subject to an interest rate of 4% per annum. As of June 30, 2024 and December 31, 2023, €500,000 was outstanding.

On December 15, 2023, the Company entered into a loan agreement with OKONTO pursuant to which OKONTO agreed to provide the Company a term loan facility of up to €620,000 (approximately $686,228) for general corporate purposes. The Company can request for one or more tranches of the maximum loan amount. The Company is required to repay the outstanding loan by December 31, 2024 unless accelerated either by the Company or by OKONTO. The outstanding loan is subject to an interest rate of 4% per annum. As of June 30, 2024 and December 31, 2023, €620,000 was outstanding.

On April 17, 2024, the Company entered into a loan agreement with BFI INVESTMENTS ALPHA LTD (“BFI”) pursuant to which BFI agreed to provide the Company a term loan facility of up to $100,000 for general corporate purposes. The Company can request for one or more tranches of the maximum loan amount. The Company is required to repay the outstanding loan by April 16, 2025 unless either accelerated or extended if both sides agree to. The outstanding loan is subject to an interest rate of 4% per annum. As of June 30, 2024, $50,000 was outstanding.

F-33

NOTE 7 — RELATED PARTY

The table below sets forth major related parties of the Company and their relationships with the Company:

Entity or Individual Name	Relationship with the Company
Roman Elosvili	Sole owner of the Company and CEO of the Company
Donat Husjainov	CPO of the Company
Mikhail Dunaev	CIO of the Company
Vladimir Lazarev	Head of Development of the Company
Xdatapay OÜ	100% held by Roman Elosvili
Osaühing ESV Service	Controlled by Roman Elosvili
Tezara OÜ	Controlled by Roman Elosvili
Ü KARLENHOF	Controlled by Roman Elosvili
Osaühing Asparagos	Controlled by Roman Elosvili
Xdata am LLC	Controlled by Roman Elosvili
Xdata Spain LLC	Controlled by Roman Elosvili

The Company entered into the following related party transaction for the six months ended June 30, 2024: On June 17, 2024, the Company entered into a loan agreement with Xdata AM LLC (Xdata AM) a term loan facility of up to AMD 20,000,000 (approximately $51,670) for general corporate purposes. Xdata AM can request for one or more tranches of the maximum loan amount. Xdata AM is required to repay the outstanding loan by June 16, 2025 unless either accelerated or extended if both sides agree to. The outstanding loan is subject to an interest rate of 4% per annum. As of June 30, 2024, the amount of loan receivable was $27,771 (€25,934).

NOTE 8 — TAXES

The Company in Estonia is subject to the income tax laws of Estonia. No income tax was generated outside the Estonia for the six months ended June 30, 2024 and 2023. Pursuant to the applicable income tax act and taxation act enacted in the Estonia, business entities registered in Estonia is not subject to any corporate income tax until such income is distributed. Upon distribution, the distributed amount will be taxed at a flat rate of 20%. For the six months ended June 30, 2024, the Company distributed dividends of $48,670 and incurred income tax on the distributed dividends of $11,696. For the six months ended June 30, 2023, the Company distributed dividends of $16,161 and incurred income tax on the distributed dividends of $4,056.

NOTE 9 — CONCENTRATIONS

For the six months ended June 30, 2023, three customers accounted for approximately 32.2%, 24.1% and 20.6% of the Company’s total revenue. For the six months ended June 30, 2024, three customers accounted for approximately 35.5%, 16.0% and 10.7% of the Company’s total revenue.

As of December 31, 2023, four customers accounted for 28.9%, 26.2%, 13.9% and 10.5% of the accounts receivable balance. As of June 30, 2024, two customers accounted for 28.1% and 12.7% of the accounts receivable balance.

F-34

NOTE 10 — SHAREHOLDER’S EQUITY

Ordinary Share

The Company was established under the laws of the Estonia on April 1, 2022. The authorized number of ordinary shares was one share with par value of $2,681 (€2,500) per share. As of June 30, 2024 and December 31, 2023, 1 ordinary share is issued and outstanding.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s financial position, results of operations and cash flows. The Company currently does not have any material legal proceedings.

NOTE 12 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company’s services have similar economic characteristics with respect to service content, suppliers, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

NOTE 13 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before these financial statements are issued, the Company has evaluated all events or transactions that occurred up to the date of filing, except as disclosed below and elsewhere in the notes to the financial statements, no other subsequent events were identified that would have required adjustment or disclosure in the financial statements:

On August 13, 2024, the Company’s sole shareholder approved the increase of the authorized shares of the Company’s ordinary shares to 4 and approved the issuance of additional 3 shares of the Company’s ordinary shares with total par value of €7,500 (approximately $8,301) to the sole shareholder. In connection with the issuance, the sole shareholder of the Company contributed €7,500 (approximately $8,301) to the Company’s bank account.

On September 10, 2024, the Company, Roman Elosvili and OKONTO entered into a termination agreement, which mutually agree to terminate all related exhibits to the Convertible Loan Agreement, both originally effective from April 7, 2022. As a result, the conversion option is terminated, and all rights and obligations under the Convertible Loan Agreement ceased as of the effective date of this termination, and no further claims or liabilities shall arise from it. Neither party shall owe any further obligations to the other arising from the Convertible Loan Agreement, except unpaid payments.

On September 21, 2024, the Company, Alpha Star and Pubco entered into an Expense Settlement Agreement, pursuant to which, the Company agreed to bear and cover the cost in relation to PubCo’s business operating cost starting from September 1, 2024. Alpha Star and Pubco agreed that Company will assume financial responsibility for such expenses as detailed in expense reports or invoices provided by third parties or directly incurred by Pubco.

On September 25, 2024, the Company and ELSIANA LIMITED (“ELSIANA”), a company incorporated and existing under the laws of the Republic of Cyprus entered into a Credit Line Facility Agreement, which ELSIANA agreed to grant a loan facility of the maximum principal amount up to $4,000,000 for general operational needs, working capital or other budgetary purposes. The Company is required to repay the Loan and/or all tranches provided, by the date falling eight years from the date of this agreement. All drawdowns are subject to an interest rate of 4% per annum.

By the date of filing, the Company has not received the repayment from LEONARDA and sent a formal warning notification to request LEONARDA immediate action to fulfill its obligations under the LEONARDA LOAN.

F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Alpha Star Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Alpha Star Acquisition Corporation (the Company) as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no revenue, it incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company’s cash and working capital as of December 31, 2023 are not sufficient to complete its planned activities for one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2021.

Irvine, California

July 3, 2024

F-36

Alpha Star Acquisition Corporation

Balance Sheets

	As of December 31, 2023	As of December 31, 2022

Assets
Current assets:
Cash in escrow	$-	$110,991
Prepaid expenses	12,500	-
Total current assets	12,500	110,991

Non-current assets:
Marketable securities held in Trust Account	101,590,662	118,228,816
Total non-current assets	101,590,662	118,228,816
Total assets	$101,603,162	$118,339,807

Liabilities and stockholders’ deficit
Current liabilities:
Accrued expenses	$220,401	$199,852
Promissory notes - Sponsor	5,755,961	1,533,332
Due to related parties	212,660	21,697
Total current liabilities	6,189,022	1,754,881

Non-current liabilities:
Deferred underwriting commissions	2,875,000	2,875,000
Total non-current liabilities	2,875,000	2,875,000
Total liabilities	9,064,022	4,629,881

Commitments and contingencies (Note 6)

Ordinary shares subject to possible redemption, 9,063,503 and 11,500,000 shares at redemption value of $11.21 and $10.28 per share at December 31, 2023 and 2022, respectively	101,605,662	118,228,816

Stockholders’ deficit:
Ordinary shares, par value $0.001, authorized 50,000,000 shares; 3,205,000 and 3,205,000 shares issued and outstanding at December 31, 2023 and 2022, respectively, excluding 9,063,503 and 11,500,000 shares subject to possible redemption	3,205	3,205
Additional paid-in capital	-	-
Accumulated deficit	(9,069,727)	(4,522,095)
Total stockholders’ deficit	(9,066,522)	(4,518,890)
Total liabilities and stockholders’ deficit	$101,603,162	$118,339,807

The accompanying notes are an integral part of the financial statements.

F-37

Alpha Star Acquisition Corporation

Statements of Operations

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Formation and operational costs	$435,287	$587,614
Loss from operations	(435,287)	(587,614)

Other income
Interest earned on marketable securities held in Trust Account	4,911,035	1,312,585
Other income	350	5
Unrealized gain on marketable securities held in Trust Account	448,000	382,154
Total other income	5,359,385	1,694,744

Income before income taxes	4,924,098	1,107,130

Income tax expense	-	-
Net income	$4,924,098	$1,107,130

Basic and diluted weighted average shares outstanding - ordinary shares subject to redemption	10,411,921	11,500,000
Basic and diluted net income per share	$0.58	$0.14

Basic and diluted weighted average shares outstanding - non redeemable ordinary share	3,205,000	3,205,000
Basic and diluted net loss per share	$(0.33)	$(0.14)

The accompanying notes are an integral part of the financial statements.

F-38

Alpha Star Acquisition Corporation

Statements of Changes in Stockholders’ Deficit

For the years ended December 31, 2023 and 2022

			Additional		Total
	Ordinary Shares		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at January 1, 2023	3,205,000	$3,205	$-	$(4,522,095)	$(4,518,890)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealize gain on Trust Account)	-	-	-	(5,359,035)	(5,359,035)
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)	-	-	-	(4,112,695)	(4,112,695)
Net income	-	-	-	4,924,098	4,924,098
Balance at December 31, 2023	3,205,000	$3,205	$-	$(9,069,727)	$(9,066,522)

			Additional		Total
	Ordinary Shares		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at January 1, 2022	3,205,000	$3,205	$-	$(2,400,410)	$(2,397,205)

Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealize gain on Trust Account)	-	-	-	(1,695,483)	(1,695,483)
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)				(1,533,332)	(1,533,332)
Net income	-	-	-	1,107,130	1,107,130
Balance at December 31, 2022	3,205,000	$3,205	$-	$(4,522,095)	$(4,518,890)

The accompanying notes are an integral part of the financial statements.

F-39

Alpha Star Acquisition Corporation

Statements of Cash Flows

	For the year ended December 31, 2023	For the Year Ended December 31, 2022
Cash flows from operating activities:
Net income	$4,924,098	$1,107,130

Net changes in operating assets & liabilities:
Prepaid expenses	(12,500)	142,192
Interest earned in Trust Account	(5,359,035)	(1,694,739)
Due to related parties	190,963	21,697
Accrued expenses	20,549	146,853
Net cash used in operating activities	(235,925)	(276,867)

Cash flows from investing activities:
Investment of cash in Trust Account	(4,112,695)	(1,533,332)
Cash withdrawn from Trust Account to redeem Public Shares	26,094,884	-
Cash withdrawn from Trust Account for Trust Account service fees	15,000	-
Net cash provided by (used in) investing activities	21,997,189	(1,533,332)

Cash flows from financing activities:
Redemption of Public Shares	(26,094,884)	-
Proceeds from sponsor loan	4,222,629	1,533,332
Net cash (used in) provided by financing activities	(21,872,255)	1,533,332

Net decrease in cash in escrow	(110,991)	(276,867)
Cash in escrow at beginning of period	110,991	387,858
Cash in escrow at end of period	$-	$110,991

Supplemental disclosure of non-cash investing and financing Activities:
Subsequent measurement of ordinary shares subject to possible redemption	$9,471,730	$3,228,815

The accompanying notes are an integral part of the financial statements.

F-40

ALPHA STAR ACQUISITION CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Organization and Business Operations

Organization and General

Alpha Star Acquisition Corporation (the “Company”) is a blank check company incorporated in the Cayman Islands on March 11, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). The Company has selected December 31 as its fiscal year-end.

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that have a connection to the Asian market. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

The Company’s sponsor is A-Star Management Corporation, a British Virgin Islands incorporated company (the “Sponsor”). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering (“IPO”).

The Company initially had 9 months from the closing of the IPO (or up to 21 months from the closing of our initial public offering if we extend the period of time to consummate a business combination) to consummate a Business Combination (the “Combination Period”). If the Company fails to consummate a Business Combination within the Combination Period, it will trigger its automatic winding up, liquidation and subsequent dissolution pursuant to the terms of the Company’s amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Law. Accordingly, no vote would be required from the Company’s shareholders to commence such a voluntary winding up, liquidation and subsequent dissolution.

The Company’s IPO was declared effective on December 13, 2021. On December 15, 2021, the Company consummated the IPO of 11,500,000 units which includes an additional 1,500,000 units as a result of the underwriters’ fully exercise of the over-allotment, at $10.00 per Unit, generating gross proceeds of $115,000,000, which is described in Note 3.

Concurrently with the closing of the IPO, the Company consummated the sale of 330,000 units (the “Private Placement”) at a price of $10.00 per Private Unit in a private placement to A-Star Management Corporation, generating gross proceeds of $3,300,000, which is described in Note 4.

F-41

In connection with the stockholders’ extension vote on the Annual General Meeting held on July 13, 2023, 2,436,497 public shares were rendered for redemption. The total redemption payment is $26,094,883 and all distributed during July and August 2023.

Extraordinary General Meeting

On January 10, 2024, the Company held an Extraordinary General Meeting of its shareholders, approved to amend the Company’s Amended and Restated Memorandum and Articles of Association to (i) extend the date by which the Company must consummate a business combination to September 15, 2024 (33 months from the consummation of the IPO) (the “Combination Period”); (ii) allow the Company to undertake an initial business combination with an entity or business (“Target Business”), with a physical presence, operation, or other significant ties to China (a “China-based Target”) or which may subject the post-business combination business or entity to the laws, regulations and policies of China (including Hong Kong and Macao), or an entity or business that conducts operations in China through variable interest entities, or VIEs, pursuant to a series of contractual arrangements (“VIE Agreements”) with the VIE and its shareholders on one side, and a China-based subsidiary of the China-based Target (the “WFOE”), on the other side (the “Target Limitation Amendment Proposal”); and (iii) eliminate the limitation that the Company shall not redeem its public shares to the extent that such redemption would result in the ordinary shares, or the securities of any entity that succeeds the Company as a public company, becoming “penny stock” (as defined in accordance with Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), or cause the Company to not meet any greater net tangible asset or cash requirement which may be contained in the agreement relating to a Business Combination (the “Redemption Limitation Amendment Proposal”).

In connection with the stockholders’ extension vote on the Extraordinary General Meeting held on January 10, 2024, a total of 3,319,923 public shares were rendered for redemption. The total redemption payment is $37,183,138 and were all distributed in January and February 2024.

Extension fees

Starting from September 13, 2022 to June 30, 2023, the Company requested to draw the funds of $383,333 and deposited it into the Trust Account monthly to extend the period of time the Company has to consummate a business combination. The $383,333 extension fee represents approximately $0.033 per public share. The extension funds will decrease if certain shareholders redeem the shares. In July 2023, due to the Annual General Meeting discussed above and the redemption of public shares, the monthly extension fees were changed to $302,116, which represents $0.033 per public share. In January 2024, after being approved by Extraordinary General Meeting discussed above, the Company decrease the monthly extension fees to the lower of $70,000 for all remaining public shares, and $0.033 for each remaining public shares.

The Trust Account

As of December 15, 2021, a total of $115,682,250 of the net proceeds from the IPO and the Private Placement transaction completed with the Sponsor was deposited in a trust account (the “Trust Account”) established for the benefit of the Company’s public shareholders with Wilmington Trust, National Association acting as trustee. The amount exceeding $115,000,000, $682,254 had been transfer to the Company’s escrow cash account as its working capital.

The funds held in the Trust Account will be invested only in United States government treasury bills, bonds or notes having a maturity of 180 days or less, or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and that invest solely in United States government treasuries. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a Business Combination or the Company’s liquidation.

Liquidity and Going Concern

As of December 31, 2023 and 2022, the Company had a cash balance of nil and $110,991 in its escrow account, and working capital deficit as $6,191,522 and $1,643,890, included the over-withdraw of $15,000 from Marketable Security held in trust in 2023.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company related party loans up to $1,500,000. As of December 31, 2023, the Company had no borrowings under the related party loans.

On September 13, 2022, December 31, 2022, March 13, 2023 and September 20, 2023, the Company issued the first promissory note (the “First Note”), second promissory note (the “Second Note”), third promissory note (the “Third Note”) and forth promissory note (the “Fourth Note”) in the principal amount of up to $1,000,000, $1,300,000, $2,500,000 and $2,500,000 to the Sponsor, pursuant to which the Sponsor shall loan to the Company up to the corresponding principal to pay the extension fee and transaction cost, respectively (all promissory notes inclusive as the “Notes”). See Note 5 for further information.

If the Company’s estimate of the costs of identifying a target business, undertaking due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate our business prior to our initial Business Combination. Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because the Company has become obligated to redeem a significant number of its Public Shares upon completion of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. In addition, we have until September 15, 2024 (the “Liquidation Date”) to consummate a business combination.

F-42

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) 205-40, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by the Liquidation Date, then the Company may cease all operations except for the purpose of liquidating. The uncertainty surrounding the date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management expects to close the Business Combination prior to the Liquidation Date. If the Company is unable to close the Business Combination or raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily include or be limited to, curtailing operations, suspending the pursuit of a potential transaction and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms or if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through the Liquidation Date if a Business Combination is not consummated. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Management believes that, as of December 31, 2023, the Company has insufficient working capital to cover its short term operating needs. The Company has no revenue before the Business Combination. It incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company’s cash and working capital as of December 31, 2023 are not sufficient to complete its planned activities for the upcoming year. These factors raise substantial doubt about the Company’s ability to continue as a going concern one year from the date the financial statement is issued.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Emerging Growth Company

The Company is an emerging growth company as defined by Section 2(a) of the JOBS Act and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but no limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosures obligations regarding executive compensation in its periodic reports and proxy statements, and exceptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payment not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-43

Use of Estimates

The preparation of financial statement in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash in Escrow

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had nil and $110,991 cash held in escrow and did not have any cash equivalents as of December 31, 2023 and 2022, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. As of December 31, 2023 and 2022, the Company does not have a cash account in any financial institutions, respectively.

Marketable Securities Held in Trust Account

The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest and unrealized earned on marketable securities held in Trust Account in the accompanying condensed statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. The Company had $101,590,662 and $118,228,816 of marketable securities held in the Trust Account as of December 31, 2023 and 2022, respectively. On March 22, 2023 and December 29, 2023, the Company withdrew $7,500 and $7,500 to pay Wilmington Trust as the operating expenses and prepayment, respectively.

On July 21, 2023, $26,094,884 was withdrawn from the Trust account for the redemption of 2,436,497 public shares.

During the years ended December 31, 2023 and 2022, interest earned from the Trust Account amounted to $5,359,035 and $1,694,739 of which $4,911,035 and $1,312,585 were reinvested in the Trust Account, respectively, $448,000 and $382,154 were also recognized as unrealized gain on investments held in the Trust Account during the years ended December 2023 and 2022, respectively.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consisted of principally of professional and registration fees incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the Rights were charged to the shareholders’ equity. Offering costs allocated to the ordinary shares were charged against the carrying value of ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

F-44

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

All of the 11,500,000 ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Certificate of Incorporation. Accordingly, all of the 11,500,000 ordinary shares are presented as temporary equity. As of December 31, 2023, 9,063,503 Public Shares are outstanding as temporary equity and subject to possible redemption.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit if additional paid in capital equals to zero. The interest earned by the marketable security held in trust, and the extension fee invest into the marketable security held in trust, were also recognizes in redemption value against additional paid-in capital and accumulated deficit immediately. The proceeds on the deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) will be used to fund the redemption of the public shares.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the accompanying balance sheet, primarily due to the short-term nature.

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders.

The calculation of diluted net income (loss) per ordinary shares and related weighted average of the ordinary shares does not consider the effect of the warrants and rights issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants and rights are contingent upon the occurrence of future events. The warrants are exercisable to purchase 5,915,000 shares of ordinary shares in the aggregate, and the rights are exercisable to convert 1,690,000 shares of ordinary shares in the aggregate. As of December 31, 2023, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company other than above. As a result, diluted net income (loss) per ordinary shares is the same as basic net income (loss) per ordinary shares for the periods presented.

F-45

The net income (loss) per share presented in the statement of operations is based on the following:

	For the year ended December 31, 2023	For the Year Ended December 31, 2022
Net income	$4,924,098	$1,107,130
Remeasurement to redemption value – interest income earned	(5,359,035)	(1,695,483)
Remeasurement to redemption value – extension fee	(4,112,695)	(1,533,332)
Net loss including accretion of temporary equity to redemption value	$(4,547,632)	$(2,121,685)

	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022
	Non- redeemable shares	Redeemable shares	Non- redeemable shares	Redeemable shares
Basic and Diluted net income (loss) per share:
Numerators:
Allocation of net losses	$(1,070,371)	$(3,477,261)	$(462,266)	$(1,658,675)
Accretion of extension fee	-	4,112,695	-	1,533,332
Accretion of temporary equity - interest income earned	-	5,359,035	-	1,694,739
Allocation of net (loss) income	$(1,070,371)	$5,994,469	$(462,266)	$1,569,396

Denominators:
Weighted-average shares outstanding	3,205,000	10,411,921	3,205,000	11,500,000

Basic and diluted net income (loss) per share	$(0.33)	$0.58	$(0.14)	$0.14

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the Cayman Islands as its only “major” tax jurisdiction, as defined. The Company had generated interest income from the Marketable securities held in Trust Account that is the Unite States source investment, which is tax exemption interest and dividends. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statement. Since the Company was incorporated on March 11, 2021, the evaluation was performed for the period ended December 31, 2023 and 2022 which will be the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

F-46

On August 16, 2022, the U.S. Government enacted legislation commonly referred to as the Inflation Reduction Act. The main provisions of the Inflation Reduction Act (the IRA) that we anticipate may impact us is a 1% excise tax on share repurchases. Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Because there is possibility that the Company may acquire a U.S. domestic corporation or engage in a transaction in which a domestic corporation becomes parent or affiliate to the Company and the Company may become a “covered corporation” as a listed Company in Nasdaq. On July 13, 2023, 2,436,497 public shares were rendered for redemption in connection with an extension vote (see Note 1). The management team has evaluated the IRA as of December 31, 2023, and does not accrue any excise tax related to the redemption as the Company believes it is not a “covered corporation” under Internal Revenue Code Section 4501. The management team will continue to evaluate its impact.

The provision for income taxes was deemed to be immaterial for the years ended December 31, 2023 and 2022.

Warrants

The Company evaluates the Public and Private Warrants as either equity-classified or liability-classified instruments based on an assessment of the warrants’ specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. Pursuant to such evaluation, both Public and Private Warrants are classified in stockholders’ equity.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 – Initial Public Offering

On December 15, 2021, the Company consummated the initial public offering and sale of 11,500,000 units (including the issuance of 1,500,000 units as a result of the underwriters’ fully exercise of the over-allotment) at a price of $10.00 per Unit, generating gross proceeds of $115,000,000. Each Unit consists of one ordinary share, one redeemable warrant (each a “Warrant”, and, collectively, the “Warrants”), and one right to receive one-seventh (1/7) of an ordinary share upon the consummation of a Business Combination. Each two redeemable warrants entitle the holder thereof to purchase one ordinary share, and each seven rights entitle the holder thereof to receive one ordinary share at the closing of a Business Combination. No fractional shares issued upon separation of the Units, and only whole Warrants will trade.

F-47

Note 4 – Private Placement

Concurrently with the consummation of the IPO, A-Star Management Corporation, the Sponsor, purchased an aggregate of 330,000 units at a price of $10.00 per Private Unit for an aggregate purchase price of $3,300,000 in a private placement. The Private Units are identical to the public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Note 5 – Related Party Transactions

Founder Shares

On April 6, 2021, the Sponsor purchased 2,875,000 ordinary shares for an aggregate price of $25,000.

The 2,875,000 founder shares (for purposes hereof referred to as the “Founder Shares”) included an aggregate of up to 375,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor will collectively own 20% of the Company’s issued and outstanding shares after the IPO. On December 15, 2021, the underwriters exercised the over-allotment option in full, so there are no Founder Shares subject to forfeiture as of December 31, 2023 and 2022.

The Sponsor and each Insider agrees that it, he or she shall not (a) Transfer 50% of their Founder Shares until the earlier of (A) six months after the consummation of the Company’s initial Business Combination or (B) the date on which the closing price of the Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Company’s initial Business Combination or (b) Transfer the remaining 50% of their Founder Shares until six months after the date of the consummation of the Company’s initial Business Combination, or earlier in either case, if subsequent to the Company’s initial Business Combination the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property (the “Founder Shares Lock-up Period”).

Administrative Services Agreement

The Company entered into an administrative services agreement, commencing on December 13, 2021, through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay to the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team. For the years ended December 31, 2023 and 2022, the Company incurred $120,000 and $120,000 in fees for these services, respectively.

F-48

Promissory Note — Sponsor

In order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 ordinary shares, 150,000 rights and 150,000 warrants to purchase 75,000 shares if $1,500,000 of notes were so converted) at the option of the lender. The units would be identical to the placement units issued to the initial holder. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. The convertible loans from Sponsor balances were nil as of December 31, 2023 and 2022.

The Company had issued the following promissory notes (inclusively the “Note”):

On September 13, 2022, December 13, 2022. March 13, 2023 and September 20, 2023 the Company issued a promissory note (the “First Note”, “Second Note”, “Third Note” and “Fourth Note”) in the principal amount of up to $1,000,000, $1,300,000, $2,500,000 and $2,500,000 respectively, to the Sponsor, pursuant to which the Sponsor shall loan to the Company up to the related amount to pay the extension fee and transaction cost. The Notes are repayable in full upon the date of the consummation of the Company’s initial business combination pursuant to the amendment of the Notes. The Notes have no conversion feature, no collateral and bear no interest.

F-49

The total balance of the Sponsor promissory notes was $5,755,961 and $1,533,332 as of December 31, 2023 and 2022, respectively, which was for the purpose of paying extension contribution.

Due to related parties

As of December 31, 2023 and 2022, the Company has amount due to related parties of $212,660 and $21,697, respectively, which included the amount of operating expenses paid by the Sponsor on behalf of the Company and the reimbursement of the operating expenses paid by a director of the Company.

Note 6 – Commitments and Contingencies

Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these unaudited condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed consolidated financial statements. The management will continuously evaluate the effect to the Company.

Underwriters Agreement

The Company granted the underwriters, a 45-day option to purchase up to 1,500,000 Units (over and above the 10,000,000 units referred to above) solely to cover over-allotments at $10.00 per Unit. On December 15, 2021, the underwriters exercised the over-allotment option in full to purchase 1,500,000 Units at a purchase price of $10.00 per Unit.

On December 15, 2021, the Company paid a cash underwriting commission of 2.0% of the gross proceeds of the IPO, or $2,300,000.

The underwriters are entitled to a deferred underwriting commission of 2.5% of the gross proceeds of the IPO, or $2,875,000, which will be paid from the funds held in the Trust Account upon completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement. As of December 31, 2023 and 2022, the Company has the deferred underwriting commissions of $2,875,000 as non-current liabilities, respectively.

Registration Rights

The holders of the Founder Shares will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Contingencies and Dismissal of the Then-Legal Counsel

The Company may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. As of December 31, 2023 and 2022, there were no legal or administrative proceedings for which a loss was probable and expected to be material to the financial statements.

On February 5, 2024, the management and the Sponsor determined to dismiss the Company’s then-legal counsel and also terminated its services of maintaining and managing the escrow account. The former legal counsel alleged that there was an approximately $200,000 balance due with the Sponsor and disputed legal fee due with the Company. On May 23, 2024, the Sponsor and the Company entered into an indemnity agreement that contractually indemnifies, holds harmless, and exonerates the Company from any potential litigation or related proceedings arising from the service termination with the former legal counsel. The Company does not believe that either the above Sponsor Balance due with the former legal counsel or the disputed legal fee would have a material impact on the Company’s financial statements.

F-50

Note 7 – Stockholders’ Deficit

Ordinary Shares

The Company is authorized to issue 50,000,000 ordinary shares, with a par value of $0.001 per share. Holders of the ordinary shares are entitled to one vote for each ordinary share. At December 31, 2023 and 2022 there were 3,205,000 ordinary shares issued and outstanding, excluding 9,063,503 and 11,500,000 shares subject to possible redemption.

Public Warrants

Pursuant to the Initial Public Offering, the Company sold 11,500,000 Units at a price of $10.00 per Unit for a total of $115,000,000. The total amounts of ordinary shares subject to possible redemption is 11,500,000. Each Unit consists of one ordinary share, one right to acquire one-seventh (1/7) of an ordinary share, and one redeemable warrant (“Public Warrant”) to purchase one-half of one ordinary share at a price of $11.50 per share, subject to adjustment. As of December 31, 2023 and 2022, the Company had 11,500,000 public warrants outstanding, respectively.

Each warrant entitles the holder to purchase one-half ordinary share at a price of $11.50 per share commencing 30 days after the completion of its initial business combination and expiring five years from after the completion of an initial business combination. No fractional warrant will be issued and only whole warrants will trade. The Company may redeem the warrants at a price of $0.01 per warrant upon 30 days’ notice, only in the event that the last sale price of the ordinary shares is at least $18.00 per share for any 20 trading days within a 30-trading day period ending on the third day prior to the date on which notice of redemption is given, provided there is an effective registration statement and current prospectus in effect with respect to the ordinary shares underlying such warrants during the 30 day redemption period. If a registration statement is not effective within 60 days following the consummation of a business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act.

In addition, if (a) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (b) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (c) the volume weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the last sales price of the ordinary shares that triggers the Company’s right to redeem the Warrants will be adjusted (to the nearest cent) to be equal to 180% of the Market Value.

Private warrants

The private warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in IPO. As of December 31, 2023 and 2022, the Company had 330,000 private warrants outstanding, respectively.

Rights

Except in cases where the Company is not the surviving Company in a business combination, the holders of the rights will automatically receive 1/7 of a share of ordinary shares upon consummation of the Company’s initial business combination. In the event the Company will not be the surviving company upon completion of the initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the 1/7 of a share underlying each right upon consummation of the business combination. As of December 31, 2023 and 2022, no rights had been converted into shares.

F-51

Note 8 – Fair Value Measurements

The Company complies with ASC 820, “Fair Value Measurements”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. ASC 820 determines fair value to be the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

As of December 31, 2023 and 2022, assets held in the Trust Account were entirely comprised of marketable securities.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

December 31, 2023

Assets	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable Securities held in Trust Account	$101,590,662	$-	$-

December 31, 2022

Assets	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable Securities held in Trust Account	$118,228,816	$-	$-

F-52

Note 9 – Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the financial statements were issued. Based upon the review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement except those have been disclosed elsewhere in the Note to the financial statements and the following:

Drawdown of Promissory Notes

Subsequent to December 31, 2023, the Company drew down $490,000 from the Promissory Notes to pay the extension contribution of $70,000 each month from January 2024 to July 2024, respectively. The full amounts were deposited into the Trust Account immediately.

Sponsor payment on behalf of the Company

Subsequent to December 31, 2023, the Sponsor paid a total of $288,470 operating expenses on behalf of the Company. The payment by the Sponsor was not considered as a drawdown of the Promissory Note. As of the date the financial statements were issued, the total amount due to Sponsor was $501,130.

Compliance with the Minimum Public Holders Rule

As previously disclosed on October 13, 2023, the Company received a written notice from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) dated October 12, 2023, indicating that the Company was not in compliance with Listing Rule 5450(a)(2), which requires the Company to have at least 400 public holders for continued listing on the Nasdaq Global Market (the “Minimum Public Holders Rule”). The Company was provided an initial period of 180 calendar days to regain compliance with the Minimum Public Holders Rule.

On March 4, 2024, the Company received a letter from Nasdaq stating that the Company has regained compliance under the Minimum Public Holders Rule by having at least 400 public holders. As such, this matter is now closed.

Enter into Letter of Intent

On June 24, 2024, the Company issued a press release announcing its entry into a non-binding Letter of Intent for a business combination with XDATA GROUP OÜ (“XDATA”), an Estonia-based financial technology solutions company.

F-53

ALPHA STAR ACQUISITION CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2024	2023
Assets
Current assets:
Prepaid expense	$25,125	$12,500
Total current assets	25,125	12,500
Noncurrent assets:
Marketable securities held in trust account	10,962,587	101,590,662
Total noncurrent assets	10,962,587	101,590,662
Total assets	$10,987,712	$101,603,162

Liabilities and stockholders’ deficit
Current liabilities:
Accrued expenses and other liability	$613,242	$220,401
Promissory note – Sponsor	35,000	5,755,961
Due to Sponsor	-	212,660
Total current liabilities	648,242	6,189,022
Noncurrent liabilities:
Deferred underwriting commissions	2,875,000	2,875,000
Total noncurrent liabilities	2,875,000	2,875,000
Total liabilities	3,523,242	9,064,022

Commitment and contingencies (Note 6)	-	-

Ordinary shares subject to possible redemption, 902,999 and 9,063,503 shares at redemption value of $12.05 and $11.21 per share at September 30, 2024 and December 31, 2023, respectively	10,880,063	101,605,662

Stockholders’ deficit:
Ordinary shares, par value $0.001, authorized 50,000,000 shares; 3,205,000 and 3,205,000 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively, excluding 902,999 and 9,063,503 shares subject to possible redemption	3,205	3,205
Additional paid-in capital	6,984,730	-
Accumulated deficit	(10,403,528)	(9,069,727)
Total stockholders’ deficit	(3,415,593)	(9,066,522)

Total liabilities and stockholders’ deficit	$10,987,712	$101,603,162

The accompanying notes are an integral part of the unaudited consolidated financial statements.

F-54

ALPHA STAR ACQUISITION CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended September 30, 2024	For the three months ended September 30, 2023	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023
Operating expenses:
Formation and operational costs	$459,346	$104,592	$808,801	$316,908
Loss from operations	(459,346)	(104,592)	(808,801)	(316,908)

Other income:
Interest and dividends earned in trust account	320,078	1,337,332	2,131,683	4,035,277
Total other income	320,078	1,337,332	2,131,683	4,035,277

(Loss) income before income taxes	(139,268)	1,232,740	1,322,882	3,718,369

Income tax expense	-	-	-	-
Net (loss) income	$(139,268)	$1,232,740	$1,322,882	$3,718,369

Basic and diluted weighted average shares outstanding
Redeemable ordinary shares, basic and diluted	1,579,639	9,593,176	4,451,437	10,857,407
Redeemable ordinary shares, basic and diluted net income per share	0.15	0.15	0.42	0.42

Non-redeemable ordinary shares, basic and diluted	$3,205,000	$3,205,000	$3,205,000	$3,205,000
Non-redeemable ordinary shares, basic and diluted net loss per share	$(0.12)	$(0.08)	$(0.17)	$(0.25)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

F-55

ALPHA STAR ACQUISITION CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

For the nine months ended September 30, 2024 and 2023

	Ordinary Shares		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2023	3,205,000	$3,205	$-	$(9,069,727)	$(9,066,522)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on trust account)	-	-	-	(962,977)	(962,977)
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)	-	-	-	(210,000)	(210,000)
Net income	-	-	-	724,045	724,045
Balance at March 31, 2024	3,205,000	$3,205	$-	$(9,518,659)	$(9,515,454)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on trust account)	-	-	-	(848,628)	(848,628)
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)	-	-	-	(210,000)	(210,000)
Net income				738,105	738,105
Balance at June 30, 2024	3,205,000	$3,205	$-	$(9,839,182)	$(9,835,977)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on trust account)	-	-	-	(320,078)	(320,078)
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)	-	-	-	(105,000)	(105,000)
Debt forgiveness by Sponsor (Note 5)	-	-	6,984,730	-	6,984,730
Net Loss	-	-	-	(139,268)	(139,268)
Balance at September 30, 2024	3,205,000	$3,205	$6,984,730	$(10,403,528)	$(3,415,593)

	Ordinary Shares		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2022	3,205,000	$3,205	$-	$(4,522,095)	$(4,518,890)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on trust account)	-	-	-	(1,268,393)	(1,268,393)
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)	-	-	-	(1,149,999)	(1,149,999)
Net income	-	-	-	1,147,084	1,147,084
Balance at March 31, 2023	3,205,000	$3,205	$-	$(5,793,403)	$(5,790,198)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on trust account)	-	-	-	(1,429,552)	(1,429,552)
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)	-	-	-	(1,150,000)	(1,150,000)
Net income	-	-	-	1,338,545	1,338,545
Balance at June 30, 2023	3,205,000	$3,205	$-	$(7,034,410)	$(7,031,205)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on trust account)	-	-	-	(1,337,332)	(1,337,332)
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)	-	-	-	(906,348)	(906,348)
Net income	-	-	-	1,232,740	1,232,740
Balance at September 30, 2023	3,205,000	$3,205	$-	$(8,045,350)	$(8,042,145)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

F-56

ALPHA STAR ACQUISITION CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30, 2023
Cash flows from operating activities:
Net income	$1,322,882	$3,718,369

Net changes in operating assets & liabilities:
Prepaid expenses	(12,625)	(17,500)
Interest and dividends earned in trust account	(2,131,683)	(4,035,277)
Due to Sponsor	511,109	190,963
Accrued expenses and other liability	392,841	16,648
Net cash provided by (used in) operating activities	82,524	(126,797)

Cash flows from investing activities:
Investment of cash in Trust Account	(525,000)	(3,206,347)
Cash withdrawn from Trust Account to redeem public shares	93,299,758	26,094,884
Cash withdrawn from Trust Account for account service fee	-	7,500
Net cash provided by investing activities	92,774,758	22,896,037

Cash flows from financing activities:
Proceeds from promissory notes	525,000	3,316,281
Redemption of Public Shares	(93,382,282)	(26,094,884)
Net cash used in financing activities	(92,857,282)	(22,778,603)

Net decrease in cash in escrow	-	(9,362)
Cash in escrow at beginning of period	-	110,991
Cash in escrow at end of period	$-	$101,629

Supplemental disclosure of non-cash investing and financing activities:
Subsequent measurement of ordinary shares subject to possible redemption	$2,656,683	$7,241,624
Debt forgiveness by Sponsor	$6,984,730	$-

The accompanying notes are an integral part of the unaudited consolidated financial statements.

F-57

ALPHA STAR ACQUISITION CORPORATION

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Organization and Business Operations

Organization and General

Alpha Star Acquisition Corporation (the “Company”) is a blank check company incorporated in the Cayman Islands on March 11, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). The Company has selected December 31 as its fiscal year end.

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that have a connection to the Asian market. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

The Company’s sponsor is A-Star Management Corporation, a British Virgin Islands incorporated company (the “Sponsor”). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering (the “IPO”).

The Company initially had 9 months from the closing of the IPO (or up to 21 months from the closing of IPO) to consummate a Business Combination (the “Combination Period”). If the Company fails to consummate a Business Combination within the Combination Period, it will trigger its automatic winding up, liquidation and subsequent dissolution pursuant to the terms of the Company’s amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Law. Accordingly, no vote would be required from the Company’s shareholders to commence such a voluntary winding up, liquidation and subsequent dissolution.

The Company’s IPO was declared effective on December 13, 2021. On December 15, 2021, the Company consummated the IPO of 11,500,000 units which include an additional 1,500,000 units as a result of the underwriters’ full exercise of the over-allotment, at $10.00 per Unit, generating gross proceeds of $115,000,000, which is described in Note 3.

Concurrently with the closing of the IPO, the Company consummated the sale of 330,000 units (the “Private Placement”) at a price of $10.00 per Private Unit in a private placement to the Sponsor, generating gross proceeds of $3,300,000, which is described in Note 4.

In connection with the stockholders’ extension vote at the Annual General Meeting held on July 13, 2023, 2,436,497 public shares were rendered for redemption. The total redemption payment was $26,094,883 and all distributed during July and August 2023.

Extraordinary General Meeting

On January 10, 2024, the Company held an Extraordinary General Meeting, where shareholders approved the amendments of the Company’s Amended and Restated Memorandum and Articles of Association to (i) extend the date by which the Company must consummate a business combination to September 15, 2024 (33 months from the consummation of the IPO) (the “Combination Period”); (ii) allow the Company to undertake an initial business combination with an entity or business (“Target Business”), with a physical presence, operation, or other significant ties to China (a “China-based Target”) or which may subject the post-business combination business or entity to the laws, regulations and policies of China (including Hong Kong and Macao), or an entity or business that conducts operations in China through variable interest entities, or VIEs, pursuant to a series of contractual arrangements (“VIE Agreements”) with the VIE and its shareholders on one side, and a China-based subsidiary of the China-based Target (the “WFOE”), on the other side (the “Target Limitation Amendment Proposal”); and (iii) eliminate the limitation that the Company shall not redeem its public shares to the extent that such redemption would result in the ordinary shares, or the securities of any entity that succeeds the Company as a public company, becoming “penny stock” (as defined in accordance with Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), or cause the Company to not meet any greater net tangible asset or cash requirement which may be contained in the agreement relating to a Business Combination (the “Redemption Limitation Amendment Proposal”).

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In connection with the stockholders’ extension vote at the Extraordinary General Meeting held on January 10, 2024, a total of 3,319,923 public shares were rendered for redemption. The total redemption payment was $37,183,138 and all distributed in January and February 2024.

On July 12, 2024, the Company held an Annual General Meeting of its shareholders. At the Annual General Meeting, the shareholders approved certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate a business combination to December 15, 2024.

In connection with the stockholders’ extension vote at the Annual General Meeting held on July 12, 2024, a total of 4,840,581 public shares were rendered for redemption at $11.61 per share. The total redemption payment was $56,199,145 and was distributed in July and October 2024.

Extension fees

From September 13, 2022 to June 30, 2023, the Company was requested to draw the funds of $383,333 and deposited the amount into the Trust Account monthly to extend the period of time the Company had to consummate a business combination. The $383,333 extension fee represented approximately $0.033 per public share. The extension funds will decrease if certain shareholders redeem the shares. In July 2023, due to the Annual General Meeting discussed above and the redemption of public shares, the monthly extension fees were reduced to $302,116, which represented $0.033 per public share. In January 2024, after shareholders’ approval at the Extraordinary General Meeting discussed above, the Company decreased the monthly extension fees to the lower of $70,000 for all remaining public shares and $0.033 for each remaining public share. On July 12, 2024, after shareholders’ approval at the Annual General Meeting, the Company decreased the monthly extension fees to $35,000 for all remaining public shares, starting from July 2024.

Business Combination Agreement

On September 12, 2024, the Company entered into a Business Combination Agreement with OU XDATA GROUP (“XDATA”), a Company incorporated in Estonia, and Roman Eloshvili, the sole shareholder of XDATA. The Business Combination Agreement provides for: (1) the Company will incorporate a Cayman Islands exempted company (“PubCo”) in accordance with the Companies Act (Revised) of the Cayman Islands, (2) the merger of the Company with and into PubCo (the “Reincorporation Merger”), with PubCo surviving the Reincorporation Merger, and (3) the share exchange between PubCo and the shareholder of XDATA, resulting in XDATA being a wholly owned subsidiary of PubCo. Following the Business Combination, PubCo will be a publicly traded company.

Pursuant to the Business Combination Agreement and subject to the approval of the shareholders of the Company and XDATA, among other things, at the effective time of the Reincorporation Merger , each ordinary share of the Company, par value $0.001 per share issued and outstanding, will automatically be converted into the right of the holder thereof to receive one ordinary share of PubCo; each issued and outstanding warrant of the Company sold to the public and to A-Star Management Corporation, in a private placement in connection with the Company’s initial public offering will automatically and irrevocably be assumed by PubCo and converted into one corresponding warrant exercisable to purchase one-half (1/2) of one PubCo Ordinary Share, subject to the same terms and conditions prior to the First Effective Time; and each seven issued and outstanding Rights of the Company will automatically and irrevocably be assumed by PubCo and converted into one corresponding PubCo Ordinary Share. No fractional PubCo Ordinary Shares will be issued in connection with such conversion and the number of PubCo Ordinary Shares to be issued to such holder upon such conversion will be rounded down to the nearest whole number and no cash will be paid in lieu of such Rights of the Company. Immediately prior to the First Effective Time, each issued and outstanding unit of the Company, each consisting of one Ordinary Share, one Right and one Warrant of the Company, will be automatically separated and the holder thereof will be deemed to hold one Ordinary Share, one Right and one Warrant of the Company.

On September 4, 2024, Xdata Group (“PubCo”) was incorporated as a Cayman Islands exempted company and the wholly owned subsidiary of the Company in accordance to the Business Combination Agreement.

On September 21, 2024, the Company, PubCo and XDATA entered into an Expense Settlement Agreement, pursuant to which, XDATA agreed to bear and cover the cost in relation to PubCo’s business operating cost starting from September 1, 2024. PubCo and the Company agreed that XDATA will assume financial responsibility for such expenses as detailed in expense reports or invoices provided by third parties or directly incurred by PubCo. As a result of the Expense Settlement Agreement, the Company recognized an other income against the liabilities the Company would otherwise assume for PubCo during the period from September 4, 2024 (Inception) to September 30, 2024, which was offset with PubCo’s expenses. As of September 30, 2024, PubCo received invoices amounting to $13,341 which was subsequently paid by XDATA.

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The Trust Account

As of December 15, 2021, a total of $115,682,250 of the net proceeds from the IPO and the Private Placement transaction completed with the Sponsor was deposited in a trust account (the “Trust Account”) established for the benefit of the Company’s public stockholders with Wilmington Trust, National Association acting as trustee. The amount exceeding $115,000,000, $682,254, had been transferred to the Company’s escrow cash account as its working capital.

The funds held in the Trust Account are invested only in United States government treasury bills, bonds or notes having a maturity of 180 days or less, or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and investing solely in United States government treasuries. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a Business Combination or the Company’s liquidation.

Liquidity and Going Concern

As of September 30, 2024 and December 31, 2023, the Company had no cash balance in the escrow account and had a working capital deficit of $638,117 and $6,191,522, including the $82,524 of the share redemption return and the over-draft of $15,000 from Marketable Security held in trust, respectively. The $15,000 overdraft was repaid by the Sponsor during the nine months ended September 30, 2024, and the $82,524 returned redemption was distributed in October 2024.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company related party loans up to $1,500,000. On August 26, 2024, the Company entered into a Loan Agreement with the Sponsor, pursuant to which the Company may borrow up to $1,500,000 from the Sponsor for costs reasonably related to the Company’s transaction cost and extension fee. (See Note 5)

On September 13, 2022, December 31, 2022, March 13, 2023, September 20, 2023 and August 26, 2024, the Company issued four promissory notes (collectively, the “Notes”) in the principal amount of up to $1,000,000, $1,300,000, $2,500,000, and $2,500,000 to the Sponsor, respectively, pursuant to which the Sponsor shall loan to the Company up to the corresponding principal to pay the extension fee and transaction cost. See Note 5 for further information.

If the Company underestimates the costs of identifying a target business, undertaking due diligence and negotiating a Business Combination or the actual amount necessary is higher, the Company may have insufficient funds available to operate its business prior to the initial Business Combination. Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because the Company has become obligated to redeem a significant number of its Public Shares upon completion of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. In addition, the Company has until December 15, 2024 (the “Liquidation Date”) to consummate a business combination.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) 205-40, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by the Liquidation Date, then the Company may cease all operations except for the purpose of liquidating. The uncertainty surrounding the date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Management believes that, as of September 30, 2024, the Company had insufficient working capital to cover its short-term operating needs. The Company had no revenue before the Business Combination. It incurred and expects to continue to incur significant professional costs to remain a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company’s cash and working capital as of September 30, 2024 were not sufficient to complete its planned activities for the upcoming year. These factors raise substantial doubt about the Company’s ability to continue as a going concern one year from the date the financial statement is issued.

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Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), specifically Article 8 of Regulation S-X. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the period ending December 31, 2024, or any future period.

These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto included in the Annual Report for the year ended December 31, 2023, which are included in the Form 10-K filed on July 3, 2024.

Basis of Consolidation

The unaudited consolidated financial statements include the accounts of the Company and PubCo, its wholly owned subsidiary newly established on September 4, 2024. All significant intercompany accounts and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an emerging growth company as defined by Section 2(a) of the JOBS Act and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but no limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosures obligations regarding executive compensation in its periodic reports and proxy statements, and exceptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payment not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised, it has different application dates than public companies. The Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with those of another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.

Cash in Escrow

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash held in escrow and did not have any cash equivalents as of September 30, 2024 and December 31, 2023, respectively.

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Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which at times may exceed the Federal Depository Insurance Coverage of $250,000. As of September 30, 2024 and December 31, 2023, the Company does not have a cash account in any financial institutions, respectively.

Marketable Securities Held in Trust Account

The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned and unrealized gain on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. The Company had $10,962,587 and $101,590,662 of marketable securities held in the Trust Account as of September 30, 2024 and December 31, 2023, respectively.

In January, February, and July, 2024, the total amount of $93,299,758 was withdrawn from the Trust Account for the redemption of 8,160,504 public shares.

During the three months ended September 30, 2024 and 2023, interest earned from the Trust Account amounted to $320,078 and $1,337,332, of which $278,247 and $916,726 were reinvested in the Trust Account, respectively. $41,831 and 420,606 were recognized as unrealized gain on investments held in the Trust Account during the three months ended September 30, 2024 and 2023, respectively.

During the nine months ended September 30, 2024 and 2023, interest earned from the Trust Account amounted to $2,131,683 and $4,035,277, of which $2,089,852 and $3,614,671 were reinvested in the Trust Account, respectively. $41,831 and $420,606 were also recognized as unrealized gain on investments held in the Trust Account during the nine months ended September 30, 2024 and 2023, respectively.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as stockholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consisted principally of professional and registration fees incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the Rights were charged to the shareholders’ equity. Offering costs allocated to the ordinary shares were charged against the carrying value of ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

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All of the 11,500,000 ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Certificate of Incorporation. Accordingly, all of the 11,500,000 shares of ordinary shares were presented as temporary equity upon closing of the IPO.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit if additional paid in capital equals to zero. The interest earned by the marketable security held in trust, and the extension fee invested into the marketable security held in trust, were also recognized in redemption value against additional paid-in capital and accumulated deficit immediately. The proceeds on the deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) will be used to fund the redemption of the public shares.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the accompanying balance sheets, primarily due to the short-term nature.

Net Income (Loss) per Share

The Company complies with the accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders.

The calculation of diluted income (loss) per ordinary shares does not consider the effect of the warrants and rights issued in connection with the (i) Initial Public Offering, (ii) the private placement since the exercise of the warrants and rights are contingent upon the occurrence of future events, and (iii) the effect of the rights to receive 1,690,000 shares. The warrants are exercisable to purchase 5,915,000 ordinary shares in the aggregate. As of September 30, 2024, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares in the earnings of the Company. As a result, diluted net income (loss) per ordinary shares is the same as basic net income (loss) per ordinary share for the periods presented.

The net income (loss) per share presented in the statements of operations is based on the following:

 Schedule of Statement of Operations

	For the Three Months Ended September 30, 2024	For the Three Months Ended September 30, 2023	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30, 2023
Net (loss) income	$(139,268)	$1,232,740	$1,322,882	$3,718,369
Remeasurement to redemption value – interest income earned	(320,078)	(1,337,332)	(2,131,683)	(4,035,277)
Remeasurement to redemption value – extension fee	(105,000)	(906,348)	(525,000)	(3,206,347)
Net loss including accretion of temporary equity to redemption value	$(564,346)	$(1,010,940)	$(1,333,801)	$(3,523,255)

 Schedule of Net Income (Loss) Per Share

	For the Three Months Ended September 30, 2024		For the Three Months Ended September 30, 2023		For the Nine Months Ended September 30, 2024		For the Nine Months Ended September 30, 2023
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
	Non- redeemable shares	Redeemable shares	Non- redeemable shares	Redeemable shares	Non- redeemable shares	Redeemable shares	Non- redeemable shares	Redeemable shares
Basic and Diluted net (loss) income per share:
Numerators:
Allocation of net losses	$(378,028)	$(186,318)	$(253,166)	$(757,774)	$(558,332)	$(775,469)	$(802,994)	$(2,720,261)
Accretion of extension fee	—	105,000	—	906,348	—	525,000	—	3,206,347
Accretion of temporary equity- interest income earned	—	320,078	—	1,337,332	—	2,131,683	—	4,035,277
Allocation of net (loss) income	$(378,028)	$238,760	$(253,166)	$1,485,906	$(558,332)	$1,881,214	$(802,994)	$4,521,363
Denominators:
Weighted-average shares outstanding	3,205,000	1,579,639	3,205,000	9,593,176	3,205,000	4,451,437	3,205,000	10,857,407
Basic and diluted net (loss) income per share	$(0.12)	$0.15	$(0.08)	$0.15	$(0.17)	$0.42	$(0.25)	$0.42

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Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s consolidated financial statements and prescribes a recognition threshold and measurement process for consolidated financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the Cayman Islands as its only “major” tax jurisdiction, as defined. Any interest payable in respect of U.S. debt obligations (if any) held by the Trust Account is intended to qualify for the portfolio interest exemption or otherwise be exempt from U.S. withholding taxes. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

On August 16, 2022, the U.S. Government enacted legislation commonly referred to as the Inflation Reduction Act. The main provision of the Inflation Reduction Act (the IRA) that we anticipate may impact us is a 1% excise tax on share repurchases. Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Because there is possibility that the Company may acquire a U.S. domestic corporation or engage in a transaction in which a domestic corporation becomes a parent or affiliate to the Company, the Company may become a “covered corporation” as a listed Company in Nasdaq. On July 13, 2023, January 10, 2024 and July 12, 2024, 2,436,497, 3,319,923 and 4,840,581 public shares were rendered for redemption in connection with an extension vote, respectively (see Note 1). The management team has evaluated the IRA as of September 30, 2024, and does not accrue any excise tax related to the redemption as the Company believes it is not a “covered corporation” under Internal Revenue Code Section 4501. The management team will continue to evaluate its impact.

The provision for income taxes was deemed to be immaterial for the nine months ended September 30, 2024 and 2023.

Warrants

The Company evaluates the Public and Private Warrants as either equity-classified or liability-classified instruments based on an assessment of the warrants’ specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480 that meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. Pursuant to such an evaluation, both Public and Private Warrants are classified as stockholders’ equity.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 – Initial Public Offering

On December 15, 2021, the Company consummated the initial public offering and sale of 11,500,000 units (including the issuance of 1,500,000 units as a result of the underwriters’ full exercise of the over-allotment) at a price of $10.00 per Unit, generating gross proceeds of $115,000,000. Each Unit consists of one ordinary share, one redeemable warrant (each a “Warrant”, and, collectively, the “Warrants”), and one right to receive one-seventh (1/7) of an ordinary share upon the consummation of a Business Combination. Each two redeemable warrants entitle the holder thereof to purchase one ordinary share, and each seven rights entitle the holder thereof to receive one ordinary share at the closing of a Business Combination. No fractional shares were issued upon separation of the Units, and only whole Warrants will trade.

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Note 4 – Private Placement

Concurrently with the consummation of the IPO, A-Star Management Corporation, the Sponsor, purchased an aggregate of 330,000 units at a price of $10.00 per Private Unit for an aggregate purchase price of $3,300,000 in a private placement. The Private Units are identical to the public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Note 5 – Related Party Transactions

Founder Shares

On April 6, 2021, the Sponsor purchased 2,875,000 ordinary shares for an aggregate price of $25,000.

The 2,875,000 founder shares (the “Founder Shares”) included an aggregate of up to 375,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor will collectively own 20% of the Company’s issued and outstanding shares after the Proposed Offering. On December 15, 2021, the underwriters exercised the over-allotment option in full, so there are no Founder Shares subject to forfeiture as of September 30, 2024 and December 31, 2023.

The Sponsor and each Insider agree that it, he or she shall not (a) transfer 50% of their Founder Shares until the earlier of (A) six months after the consummation of the Company’s initial Business Combination or (B) the date on which the closing price of the Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Company’s initial Business Combination or (b) transfer the remaining 50% of their Founder Shares until six months after the date of the consummation of the Company’s initial Business Combination, or earlier in either case, if subsequent to the Company’s initial Business Combination the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Ordinary Shares for cash, securities or other property (the “Founder Shares Lock-up Period”).

Administrative Services Agreement

The Company entered into an administrative services agreement, commencing on December 13, 2021, through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay to the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team. For each of the nine months ended September 30, 2024 and 2023, the Company incurred $90,000 in fees for these services, respectively. For each of the three months ended September 30, 2024 and 2023, the Company incurred $30,000 in fees for these services, respectively. As of September 30, 2024, the balance of administrative service fees was $291,129 which remained unpaid and included in accrued expenses and other liability.

Promissory Note — Sponsor

The Company had issued the following promissory notes (collectively, the “Notes”):

On September 13, 2022, December 13, 2022. March 13, 2023, September 20, 2023 and August 26, 2024 the Company issued four promissory notes in the principal amount of up to $1,000,000, $1,300,000, $2,500,000, and $2,500,000, respectively, to the Sponsor, pursuant to which the Sponsor shall loan to the Company up to the related amount to pay the extension fee and transaction cost. The Notes are repayable in full upon the date of the consummation of the Company’s initial business combination pursuant to the Notes and related amendments. The Notes have no conversion feature, no collateral and bear no interest.

During the nine months ended September 30, 2024, the Company drew down $525,000 from the Notes to pay the extension contribution of $70,000 each month from January to June 2024, and $35,000 each month from July to September 2024, respectively. The full amounts were deposited into the Trust Account immediately.

On September 25, 2024, the Company entered into an agreement with its Sponsor, pursuant to which the Sponsor agrees to waive the principal balance of the Notes with a total amount of $6,245,961.

After the waiver, the balance of the Notes was $35,000 and $5,755,961 as of September 30, 2024 and December 31, 2023, respectively. As of September 30, 2024, the remaining balance available under the Notes was $1,019,039.

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Loan Agreement with Sponsor

On August 26, 2024, the Company entered into a Loan Agreement with the Sponsor, pursuant to which the Sponsor shall loan to the Company up to $1,500,000 to pay the extension fee and transaction cost. The loan bears no interest and are repayable in full upon the date of the consummation of the Company’s initial business combination.

The drawdown of the loan includes a balance of $738,769 due to the Sponsor for operating expenses paid by the Sponsor on behalf of the Company prior to the Loan Agreement.

On September 25, 2024, the Company entered into an agreement with its Sponsor, pursuant to which the Sponsor agrees to waive the principal balance of the loan with a total amount of $746,270.

After the waiver, the balance of loan was nil. As of September 30, 2024, the remaining balance available under the Loan Agreement was $761,231.

Due to Sponsor

As describe above in “Loan Agreement with Sponsor”, all balance of due to Sponsor was deemed a drawdown under the Loan Agreement, which was then waived by the Sponsor on September 25, 2024.

After the waiver, as of September 30, 2024 and December 31, 2023, the Company had a balance of due to Sponsor of nil and $212,660, respectively, representing the amount of operating expenses paid by the Sponsor on behalf of the Company.

The waiver of the Sponsor liabilities was accounted as a debt extinguishment in accordance to ASC470-50-40-2, and the waived balance of $6,984,730 is recognized in additional paid-in capital, as the extinguishment transactions between related parties were deemed to be capital transactions.

Note 6 – Commitments and Contingencies

Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action against the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these unaudited condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed consolidated financial statements. The management will continuously evaluate the effect of these events on the Company.

Underwriters Agreement

The Company granted the underwriters a 45-day option to purchase up to 1,500,000 Units (over and above the 10,000,000 units referred to above) solely to cover over-allotments at $10.00 per Unit. On December 15, 2021, the underwriters exercised the over-allotment option in full to purchase 1,500,000 Units at a purchase price of $10.00 per Unit.

On December 15, 2021, the Company paid a cash underwriting commission of 2.0% of the gross proceeds of the IPO, or $2,300,000.

The underwriters are entitled to a deferred underwriting commission of 2.5% of the gross proceeds of the IPO, or $2,875,000, which will be paid from the funds held in the Trust Account upon completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement. The Company has deferred underwriting commissions of $2,875,000 and $2,875,000 as of September 30, 2024 and December 31, 2023, respectively.

Registration Rights

The holders of the Founder Shares will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Contingencies and Dismissal of the Then-Legal Counsel

The Company may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. As of September 30, 2024 and December 31, 2023, there were no legal or administrative proceedings for which a loss was probable and expected to be material to the consolidated financial statements.

On February 5, 2024, the management and the Sponsor determined to dismiss the Company’s then-legal counsel and also terminated its services of maintaining and managing the escrow account. The former legal counsel alleged that there was an approximate $200,000 balance due with the Sponsor and disputed legal fee due from the Company. On May 23, 2024, the Sponsor and the Company entered into an indemnity agreement that contractually indemnifies, holds harmless, and exonerates the Company from any potential litigation or related proceedings arising from the service termination with the former legal counsel. The Company does not believe that either the above Sponsor Balance due to the former legal counsel or the disputed legal fee would have a material impact on the Company’s unaudited consolidated financial statements.

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Note 7 – Stockholders’ Deficit

Ordinary Shares

The Company is authorized to issue 50,000,000 ordinary shares, with a par value of $0.001 per share. Holders of the ordinary shares are entitled to one vote for each ordinary share. As of September 30, 2024 and December 31, 2023, there were 3,205,000 ordinary shares issued and outstanding, excluding 902,999 and 9,063,503 shares subject to possible redemption.

Public Warrants

Pursuant to the Initial Public Offering, the Company sold 11,500,000 Units at a price of $10.00 per Unit for a total of $115,000,000. The total amount of ordinary shares subject to possible redemption is 11,500,000. Each Unit consists of one ordinary share, one right to acquire one-seventh (1/7) of an ordinary share, and one redeemable warrant (“Public Warrant”) to purchase one-half of one ordinary share at a price of $11.50 per share, subject to adjustment. As of September 30, 2024 and December 31, 2023, the Company had 11,500,000 and 11,500,000 public warrants outstanding, respectively.

Each warrant entitles the holder to purchase one-half ordinary share at a price of $11.50 per share commencing 30 days after the completion of its initial business combination and expiring five years from after the completion of an initial business combination. No fractional warrant will be issued and only whole warrants will trade. The Company may redeem the warrants at a price of $0.01 per warrant upon 30 days’ notice, only in the event that the last sale price of the ordinary shares is at least $18.00 per share for any 20 trading days within a 30-trading day period ending on the third day prior to the date on which notice of redemption is given, provided there is an effective registration statement and current prospectus in effect with respect to the ordinary shares underlying such warrants during the 30-day redemption period. If a registration statement is not effective within 60 days following the consummation of a business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act.

In addition, if (a) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (b) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (c) the volume weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the last sales price of the ordinary shares that triggers the Company’s right to redeem the Warrants will be adjusted (to the nearest cent) to be equal to 180% of the Market Value.

Private warrants

The private warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering. As of September 30, 2024 and December 31, 2023, the Company had 330,000 private warrants outstanding, respectively.

Rights

Except in cases where the Company is not the surviving Company in a business combination, the holders of the rights will automatically receive 1/7 of a share of ordinary shares upon consummation of the Company’s initial business combination. In the event the Company will not be the surviving company upon completion of the initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the 1/7 of a share underlying each right upon consummation of the business combination. As of September 30, 2024 and December 31, 2023, no rights had been converted into shares.

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Note 8 – Fair Value Measurements

The Company complies with ASC 820, “Fair Value Measurements”, for its financial assets and liabilities that are re-measured and reported at fair value for each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. ASC 820 determines fair value to be the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At September 30, 2024 and December 31, 2023, assets held in the Trust Account were entirely comprised of marketable securities.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

 Schedule of Fair Value Hierarchy of Valuation Inputs

As of September 30, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable Securities held in Trust Account	$10,962,587	$-	$-

As of December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable Securities held in Trust Account	$101,590,662	$-	$-

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Note 9 – Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the unaudited consolidated financial statements were issued. Based upon the review, the Company did not identify other subsequent events that would have required adjustment or disclosure in the financial statement except those have been disclosed elsewhere in the Note to the unaudited consolidated financial statements and the following:

Notice of Failure to Satisfy a Continued Listing Rule

On October 1, 2024, the Company received a letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC stating that the Company’s listed securities fail to comply with the minimum of $50,000,000 market value of listed securities requirement for continued listing on the Nasdaq Global Market in accordance with Nasdaq Listing Rule 5450(b)(2)(A) based upon the Company’s Market Value of Listed Securities from August 12, 2024 to September 30, 2024.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided a compliance period of 180 calendar days, or until March 31, 2025, to regain compliance with the Rule. To regain compliance, the Company’s Market Value of Listed Securities must meet or exceed $50,000,000 for a minimum of ten consecutive business days prior to March 31, 2025. If at any time during this compliance period the Company’s Market Value of Listed Securities closes at $50,000,000 or more for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

However, if the Company fails to timely regain compliance with the Rule, the Company’s securities will be subject to delisting from Nasdaq. Alternatively, the Company may consider applying for a transfer to the Nasdaq Capital Market.

The Letter has no immediate effect on the listing of the Company’s securities on the Nasdaq Global Market under the symbols “ALSAU,” “ALSA,” “ALSAR,” and “ALSAW.” The Company intends to actively monitor the Company’s Market Value of Listed Securities and will take all reasonable measures available to the Company to regain compliance with the Rule within the 180-calendar-day compliance period. However, there can be no assurance that the Company will be able to regain or maintain compliance with the applicable continued listing standards set forth in the Nasdaq Listing Rules.

Subsequent drawdown of the Sponsor loan and the promissory note

Subsequent to September 30, 2024, in addition to the monthly admin service fee charged by the Sponsor which is recorded under the “Accrued expenses and other liability”, the Sponsor paid a total of $55,445 operating expenses on behalf of the Company, which was deemed to be a drawdown under the Loan Agreement.

On October 21 and November 8, 2024, the Sponsor deposited $35,000 into its Trust account for its monthly extension fee respectively, which was deemed drawdown of the promissory note.

Note 10 – Event Subsequent to the Date of the Form 10-Q Filed on November 14, 2024

The Company has evaluated subsequent events from the date of the Q3 filing through the date of the F-4 filing and has determined that there are no events or transactions that have occurred during this period that would require recognition or disclosure in the financial statements under applicable SEC regulations and U.S. GAAP.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholder of Xdata Group

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Xdata Group (the “Company”) as of September 30, 2024, and the related statements of operations, changes in shareholder’s deficit and cash flows for the period from September 4, 2024 (inception) to September 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the period from September 4, 2024 (inception) to September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no revenue, its business plan is dependent on the completion of a business combination and the Company’s cash and working capital are not sufficient to complete its planned activities one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2024.

Irvine, California

November 22, 2024

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Xdata Group

BALANCE SHEET

As of September 30, 2024

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Due to SPAC	6,440

Total current liabilities	6,440

TOTAL LIABILITIES	6,440

Commitment and contingencies (Note 5)

Shareholder’s deficit:
Ordinary shares, par value $0.0001, authorized 500,000,000 ordinary shares, 1 share issued and outstanding(1)	-
Additional paid-in capital	1
Accumulated deficit	(6,441)

Total shareholder’s deficit	(6,440)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$-

(1) Shares and per-share data are presented on a retroactive basis to reflect a stock split and share surrender as descried in Note 4.

See accompanying notes to the financial statements.

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Xdata Group

STATEMENT OF OPERATIONS

For the period from September 4, 2024 (Inception) to September 30, 2024

Operating expenses:
Formation and operating costs	$6,441
Loss from operations	(6,441)

NET LOSS	$(6,441)

Basic and diluted weighted average shares outstanding	1
Basic and diluted net loss per share	$(6,441)

See accompanying notes to the financial statements.

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Xdata Group

STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT

	For the period from September 4, 2024 (Inception) to September 30, 2024
	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholder’s
	Shares	Amount	Capital	Deficit	Deficit
Balance at September 4, 2024 (inception)	-	$-	$-	$-	$-

Issuance of ordinary shares(1)	1	-	1	-	1

Net loss	-	-	-	(6,441)	(6,441)

Balance at September 30, 2024	1	$-	$1	$(6,441)	$(6,440)

(1) Shares and per-share data are presented on a retroactive basis to reflect a stock split and share surrender as descried in Note 4.

See accompanying notes to the financial statements.

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Xdata Group

STATEMENT OF CASH FLOWS

For the period from September 4, 2024 (inception) to September 30, 2024
Cash flows from operating activities:
Net loss	$(6,441)

Change in operating assets and liabilities:
Due to SPAC	6,441

Net cash used in operating activities	-

Net change in Cash
Cash at beginning of period	-
Cash at end of period	$-
Supplemental Disclosure of non-Cash Financing Activities:
Settlement of share subscription with balance of due to SPAC	$1

See accompanying notes to the financial statements.

F-74

Xdata Group

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

Xdata Group (“PubCo” or, the “Company”) is a Cayman Islands exempted company, incorporated on September 4, 2024. PubCo was formed for the purpose of effecting a business combination. Pubco has selected September 30 as its fiscal year-end.

Alpha Star Acquisition Corporation (“Alpha Star”, or “SPAC”), the sole shareholder of Pubco, is a blank check company incorporated in the Cayman Islands on March 11, 2021. Alpha Star was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On December 15, 2021, Alpha Star consummated the initial public offering and is publicly traded on Nasdaq Global Market since then.

Business Combination Agreement

The board of directors of Alpha Star has unanimously approved the Transactions (as defined below) contemplated by that certain business combination agreement dated as of September 12, 2024 (the “Business Combination Agreement”) by and among Alpha Star, OU XDATA GROUP (“XDATA”), a company incorporated in Estonia, and Roman Eloshvili, the sole shareholder of XDATA. Pursuant to the Business Combination Agreement, Alpha Star will merge (the “Reincorporation Merger”) with and into PubCo, with PubCo surviving the Reincorporation Merger as the holding and listed company, and immediately thereafter and as part of the same overall transaction, PubCo (as the surviving company of the Reincorporation Merger) will acquire the shares, representing 100% (on an as-converted and fully diluted basis) of the shares issued and outstanding of XDATA, resulting in XDATA being a wholly owned subsidiary of PubCo, in exchange for certain number of shares of PubCo (the “Share Exchange,” together with the Reincorporation Merger, the “Business Combination”). As a result of the Business Combination, and upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (such transactions, collectively, the “Transactions”), the shareholders of Alpha Star and XDATA will become shareholders of PubCo.

On September 23, 2024, PubCo entered into a joinder agreement with Alpha Star, XDATA, and Roman Eloshvili, pursuant to which PubCo agreed to be bound by the terms of the Business Combination Agreement.

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Xdata Group

NOTES TO FINANCIAL STATEMENTS

Going Concern Consideration

At September 30, 2024, PubCo had nil in cash and a working capital deficit of $6,440. PubCo has no revenues and its business is dependent on the completion of the Business Combination. PubCo has incurred and expects to continue to incur significant costs before the consummation of the Business Combination. There is no assurance that the Business Combination will be successful. These conditions raise substantial doubt about PubCo’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Since PubCo has no cash account and its formation is for the benefit of Alpha Star to consummate a business combination, all PubCo’s expenses were expected to be assumed by Alpha Star. On September 21, 2024, Alpha Star and XDATA, together with PubCo, entered into an Expense Settlement Agreement, pursuant to which PubCo’s expenses ultimately are assumed and paid by XDATA (See Note 3).

In connection with PubCo’s assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) 205-40, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if Alpha Star is unable to complete a Business Combination by December 15, 2024 (the “Liquidation Date”), then Alpha star and PubCo may cease all operations except for the purpose of liquidating. The uncertainty surrounding the date for mandatory liquidation and subsequent dissolution also raise substantial doubt about PubCo’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the uncertainty should PubCo be unable to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Emerging Growth Company

PubCo is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. PubCo has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

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Xdata Group

NOTES TO FINANCIAL STATEMENTS

Income Taxes

PubCo complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. PubCo’s management determined that the Cayman Islands is PubCo’s only major tax jurisdiction. PubCo recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of September 30, 2024 and no amounts accrued for interest and penalties. PubCo is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

PubCo may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. PubCo’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

PubCo is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, PubCo’s tax provision was zero for the period presented.

Net Loss per Share

Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. For the period from September 4, 2024 (inception) to September 30, 2024, there was 1 weighted average share with the retroactive effect of a stock split and share surrender (see Note 4).

Concentration of Credit Risk

Financial instruments that potentially subject PubCo to concentration of credit risk consist of a cash account in a financial institution. PubCo has not experienced losses and management believes PubCo is not exposed to significant risks since it has no bank account.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on PubCo’s financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Due to SPAC

Since PubCo has no cash account and its formation is for the benefit of Alpha Star to consummate a business combination, all PubCo’s expenses were settled by Alpha Star with XDATA in accordance with an expense arrangement (see below).

On September 21, 2024, XDATA, as a Paying Party, Alpha Star, as a Receiving Party, and PubCo entered into an Expense Settlement Agreement (the “Agreement”), pursuant to which, XDATA agreed to bear and cover the expenses related to PubCo’s business operations, incurred or will be incurred by PubCo, starting from September 1, 2024. Alpha Star and PubCo agreed that XDATA will assume financial responsibility for PubCo’s expenses as detailed in expense reports or invoices provided by third parties or directly incurred by PubCo. XDATA shall process payments within 10 business days after receiving the expense reports or invoices, provided they are accurate and complete.

Since Alpha Star is the beneficiary of the Agreement as a Receiving Party, the benefit of the Agreement is recognized by Alpha Star rather than by PubCo, when PubCo’s expenses were assumed by XDATA.

As of September 30, 2024, PubCo recognized $6,441 as formation and operating expenses and $6,440 as due to SPAC after offsetting $1 share subscription receivable from SPAC (see Note 4).

F-77

Xdata Group

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – SHAREHOLDER’S EQUITY

Ordinary shares

PubCo was originally authorized to issue 50,000 Ordinary Shares, with a par value of $1.00 per share, and 1 share was issued and transferred to Alpha Star with a subscription price of $1.00. After a stock split and share surrender as described below, as of September 30, 2024, PubCo is authorized to issue 500,000,000 Ordinary Shares, at a par value of $0.0001 per share, and one share to Alpha Star is issued and outstanding. Holders of the company’s ordinary shares are entitled to one vote for each share.

Stock Split

On September 26, 2024, PubCo completed a stock split to Ordinary Shares, that each of the issued and unissued Ordinary Shares with a par value of $1.00 each be subdivided into 10,000 Ordinary Shares with a par value of $0.0001 each.

Surrender of Shares

On September 26, 2024, subsequent to the stock split as mentioned above, Alpha Star surrendered back 9,999 Ordinary Shares with a par value of $0.0001 each to PubCo without consideration. As a result of the share surrender, Alpha Star owns 1 Ordinary Share at a par value of $0.0001 as of September 30, 2024.

The effects of the stock split and the share surrender have been retroactively reflected in the financial statements of PubCo.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

PubCo evaluates the existence of commitments and contingencies as part of its financial reporting process. As of September 30, 2024, PubCo is not aware of any material commitments or contingencies requiring disclosure or recognition in the financial statements. PubCo will continue to monitor its operations and external relationships for any commitments or contingencies that may arise in future periods.

NOTE 6 – SUBSEQUENT EVENTS

PubCo evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued, except as disclosed below, no other subsequent events were identified that would have required adjustment or disclosure in the financial statements:

Subsequent to September 30, 2024, the balance of due to SPAC increased by $32,401. The total balance of $38,841 was paid by XDATA in October and November 2024, in accordance with the Agreement.

F-78

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against wilful default, fraud or the consequences of committing a crime.

The PubCo Articles, which will become effective immediately prior to the completion of Business Combination provide that, the PubCo shall indemnify each existing or former secretary, director (including alternate director), and any of its other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Cayman Companies Act, it may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of its officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by it to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

PubCo will enter into indemnification agreements with its directors and executive officers, agreeing to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was its director or officer. Except with respect to expenses to be reimbursed by it in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibits No.	Description
2.1**	Business Combination Agreement, dated as of September 12, 2024, by and between Alpha Star Acquisition Corporation and OU XDATA GROUP (included as Annex A to the proxy statement/prospectus) (incorporated by reference to Exhibit 2.1 to Alpha Star Current Report on Form 8-K filed with the Securities & Exchange Commission on September 13, 2024)
3.1*	Form of Amended and Restated Memorandum and Articles of Association of Xdata Group (to be effective upon completion of the Business Combination) (included as Annex B to the proxy statement/prospectus)
3.2*	Amended and Restated Memorandum and Articles of Association of Alpha Star Acquisition Corporation adopted by special resolution on July 13, 2023 and further amended by special resolutions on January 10, 2024 and July 12, 2024, respectively
4.1**	Form of Specimen Alpha Star Unit Certificate (incorporated by reference to Exhibit 4.1 to Alpha Star Registration Statement on Form S-1 filed with the Securities & Exchange Commission on June 29, 2021)
4.2**	Form of Specimen Alpha Star Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to Alpha Star Registration Statement on Form S-1 filed with the Securities & Exchange Commission on June 29, 2021)
4.3**	Form of Specimen Alpha Star Warrant Certificate (incorporated by reference to Exhibit 4.3 to Alpha Star Registration Statement on Form S-1 filed with the Securities & Exchange Commission on June 29, 2021)
4.4**	Form of Specimen Alpha Star Right Certificate (incorporated by reference to Exhibit 4.4 to Alpha Star Registration Statement on Form S-1 filed with the Securities & Exchange Commission on June 29, 2021)
4.5*	Specimen Ordinary Share Certificate of PubCo
5.1*	Opinion of Ogier
10.1*	Xdata Group 2024 Equity Incentive Plan (included as Annex C to the proxy statement/prospectus which forms part of this registration statement)
10.2*	Form of Employment Agreement between PubCo and PubCo’s executive officers
23.1*	Consent of Ogier (included in Exhibit 5.1)
23.2*	Consent of UHY LLP
23.3*	Consent of Wei, Wei & CO., LLP
99.1*	Form of Proxy Card
107*	Filing Fee Table

* to be filed by amendment.

** Previously filed and incorporated by reference.

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Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (§ 249.220f of this chapter) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and shall be governed by the final adjudication of such issue.

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That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser:

●	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
●	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
●	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
●	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [          ], on [          ], 2024.

Xdata Group

By:
Name:
Title:

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [          ] as his or her true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Chief Executive Officer
(Principal Executive Officer)

Chief Financial Officer
(Principal Financial and Accounting Officer)

Director

Director

Pursuant to the requirements of the Securities Act of 1933, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [          ], on [          ], 2024.

OU XDATA GROUP

By:
Name:
Title:

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [          ] as his or her true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Chief Executive Officer
(Principal Executive Officer)

Chief Financial Officer
(Principal Financial and Accounting Officer)

Director

Director

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Xdata Group has signed this registration statement or amendment thereto in [          ], on [          ], 2024.

Authorized U.S. Representative

By:
Name:
Title:

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